

# Annual REPORT 2025

MADE FROM SCRATCH
KENT TAYLOR

GIFT CARDS
GIFT CARDS

TEXAS

PEANUTS

SALTED Y ROASTED

Real Ingredients Real Difference

Bubba's 33

33

SCRATCH-MADE Food FOR All.

# Dear Shareholders,

Every year tells a story, and in 2025 ours was written by the guests who kept choosing Texas Roadhouse, Bubba's 33, and Jaggers – filling our dining rooms, ordering To-Go, and reminding us that value and hospitality still matter most. We leaned into made-from-scratch food, legendary service, and operators who act like owners, which has set us apart since the beginning.

In 2025, we grew revenue to nearly $5.9 billion, and all three brands delivered positive sales and traffic growth. In reflecting on 2025, we were proud to complete our 60th consecutive quarter of comparable-restaurant sales growth, excluding 2020. That's 15 years of sales growth going all the way back to 2010.

As mentioned above, 2025 was another banner year of top-line growth. Same-store sales increased 4.9% for the full year, including 2.8% traffic growth. Consolidated average unit volume exceeded $8.4 million, with average weekly sales of over $166,000 at Texas Roadhouse, $122,000 at Bubba's 33, and nearly $73,000 at Jaggers. In addition, despite significant commodity cost pressures, we still generated the second highest restaurant margin dollars, income from operations, and earnings per share in our history.

What began as a dream and a sketch on a bar napkin, now reaches communities across America and around the world. On the development front, in 2025 we added 48 restaurants to our company-owned restaurant base. This included 28 new store openings and the acquisition of 20 domestic franchise restaurants. Our franchise partners also opened four restaurants, including three international Texas Roadhouses and one domestic Jaggers.

For 2026, we expect approximately 35 company restaurant openings across the three brands. 2026 will also benefit from the acquisition of five California franchise restaurants, which occurred on the first day of our 2026 fiscal year. Our outlook for franchise development also includes the opening of six international Texas Roadhouses and four domestic Jaggers.

In 2025, we also continued to enhance the employee and guest experience with technology. We ended the year with all stores converted to a digital kitchen. This system makes us more efficient and creates a calmer kitchen as items are plated at the same time. In addition, we rolled out our upgraded guest management system, which was built in-house and is fast, reliable, and capable of handling the high guest volumes for which we're well known.

Given consumer beverage trends, we rolled out mocktails nationwide in 2025. The offerings have been well received by guests. We are also testing dirty sodas in some markets as another non-alcohol option.

Bubba's 33 had a solid year as well, opening seven restaurants and ending the year with 56 restaurants in 16 states. In 2026, we plan to open as many as 10 new Bubba's 33 restaurants. As we continue our commitment to serving Food for All, we are also focused on finding ways to be great community partners. In 2025, Bubba's 33 partnered with the American Eagle Foundation and is sponsoring Ace, an American Bald Eagle who is named after our mascot. Ace lives in Kodak, TN and this partnership is centered on supporting conservation and education on our national bird for future generations.

Jaggers, our fast-casual concept, keeps growing and we ended the year with 10 company and six franchise restaurants. We kept our Jaggers' menu exciting with bold, limited-time offerings. The Korean Hot Chicken Sandwich, featured during the fall, exceeded expectations and reinforced Jaggers' reputation for fast, fresh, flavorful food.

We continued to extend our brand in the retail segment with the debut of Texas Roadhouse Dairy Dips bringing iconic appetizer flavors like Cactus Blossom, Rattlesnake Bites, and Fried Pickles into homes across America. Our Texas Roadhouse Dairy Dips earned a 2026 Newsweek Brand Spark Best New Product Award, reflecting strong consumer appeal and intent to purchase.

As a company, we are passionate about our purpose of Serving Communities across America ... and the World. For 2025, community giving was almost $42 million in food and monetary donations provided to local non-profits, schools, and organizations in the communities we serve. On the national level, we were proud to support the American Tinnitus Association, Homes For Our Troops, and Special Olympics.

Our annual Veterans Day tradition remains a special day in our communities across the country. Our Roadies were honored to provide 1.2 million meals to veterans and active military in honor of Veterans Day. For many Roadies, this is their favorite day of the year as it allows us to honor those who have done so much to protect our freedoms.



*We proudly opened our 800th restaurant systemwide at Jaggers in Lexington, KY.*

*Mocktails rolled out systemwide and guests continued to enjoy the variety of beverages we offer.*



*Bubba's 33 partnered with the American Eagle Foundation and sponsored Ace, an American Bald Eagle, in Kodak, TN.*

Recognition is a critical part of our culture, and we celebrated our Roadies' achievements throughout the year at the local level and also at companywide events. In March, we celebrated our top performing hourly finalists, which included Meat Cutters, Local Store Marketers, Training Coordinators, Opening Coordinators, Line Dancers, and Bartenders. In April, we awarded our Texas Roadhouse Managing Partner of the Year to Ron Marcus, from Concordville, PA who is the original Managing Partner at this location. We also celebrated our Bubba's 33 Managing Partner of the Year, Kyle Morse, from Glen Burnie, MD. Both of these leaders have passion for their teams, communities, and operational excellence. At our annual Support Center Awards, Katie Vincent from our Marketing Department was named Roadie of the Year for her contributions to our Events Team, which unifies and celebrates our Roadies throughout the year.

To strengthen our bench for the future, we welcomed Mike Lenihan as our Chief Financial Officer, bringing nearly three decades of restaurant finance experience and a deep operator-first mindset. Mike now oversees our accounting, financial reporting, investor relations, tax, treasury, internal audit, and financial analysis teams.

Paul Marshall was promoted to Chief Growth Officer. In addition to leading Bubba's 33, he also supports construction, design, real estate, company development, and facilities. Chris Colson was appointed Chief Business and Administrative Officer to help guide our international business while continuing to oversee our people and legal teams.

We also promoted two longtime leaders: Keith Humpich to Chief Accounting and Financial Services Officer and Sean Renfroe to General Counsel.

Finally, we were proud to welcome Hugh Carroll to our Board of Directors. Prior to his retirement from Texas Roadhouse in early January 2026, Hugh played a pivotal role in shaping our international business and development strategy and mentoring the Jaggers team as they accelerated its momentum. His experience operating both QSR and casual-dining restaurants will help guide our next chapter as we grow around the world and continue expanding the Jaggers brand. I was also honored to be asked by our Board to serve as Executive Vice Chairman, and I remain grateful to continue serving as our Head Coach and CEO of Roadie Nation.

Our success in 2025 wasn't earned without its challenges, but our playbook didn't change. We stayed committed to our Mission, Values, and Purpose and we protected our everyday value with disciplined pricing. Our operators stayed laser-focused on operational excellence and delivered high-level hospitality to our guests each and every day.

Jerry Morgan
CEO and Executive Vice Chairman



*Jaggers featured the Korean Hot Chicken sandwich during the fall, which was a fan favorite.*



*Texas Roadhouse Dairy Dips made their retail debut with flavors inspired by our iconic appetizers.*



*Our super fans, Mike and Judy, visited their 500th Texas Roadhouse location in Louisville, KY.*



SERVING COMMUNITIES ACROSS *America...* & THE WORLD.

# TENURE MATTERS.

It is more than years of service. Tenure is continuity, culture, pride, and the shared commitment that makes our restaurants and Support Center feel like home. For 33 years, Texas Roadhouse has believed in the importance of being People-First.

In 2025, we celebrated over 250 Roadies throughout our restaurants and Support Center who achieved milestone anniversaries of 20, 25, and 30 years with our Company. This includes dedicated front-of-house and back-of-house Roadies who continue to inspire others and share what it means to live out our culture.

While we celebrated many milestone anniversaries in 2025, we want to take a moment to highlight one. We had the privilege of celebrating Cheri Ratliff, a Server from our Ashland, KY store at our Q1 2025 Support Center meeting. Cheri has been a Roadie for 30 years – that's not just dedication, it's a legacy. For those who have visited our Ashland store, they know that Cheri's section is always packed. She makes everyone feel welcome, representing what's good about both her community and our Company. Cheri was even featured in the local newspaper to celebrate her career and service with Texas Roadhouse.



Each milestone anniversary represents a unique Roadie story. Some have had consecutive service at their home store since day one, while others have followed paths to the Support Center into management positions, or new opportunities at Bubba's 33 or Jaggers.

Our People-First culture is rooted in trust – listening, developing, and supporting our Roadies.

## LISTENING BUILDS TRUST

In 2025, our operators continued prioritizing our culture of listening through Roadie Review surveys. A third-party partner conducted the survey anonymously, collecting feedback from Roadies about their training, schedules, store communication, and leadership. They also had the opportunity to share what they enjoy most about their workplace and suggested improvements. Managing Partners leveraged the feedback to make changes that improved team retention and engagement.

At the Support Center, we collected feedback through our Roadie Engagement Survey, The Culture Compass, an annual Gallup survey used to assess and improve employee engagement within our organization. The survey provides insights into how connected, motivated, and engaged our Roadies feel. We are proud of the results, which show high engagement across our Support Center.

## DEVELOPMENT FOR THE FUTURE

Our Partnership with Heart (PWH) program has continued to strengthen leadership development and connection across our system. We completed two rounds of Managing Partner Mentorship, which impacted over 150 operators. PWH also provided Service Managers and Kitchen Managers with growth opportunities including webinars, podcasts, and other learning. In addition, PWH delivered more than 65 presentations to Support Center and field teams, reaching over 1,800 Roadies.

In 2025, we proudly hosted over 700 new Managers at the Support Center for multi-day trainings we call Legendary Learning and MP101. For these sessions, Managers in Training spend a week focused on diving deeper into our culture, best practices, and meeting with leaders at the Support Center. It's training and offerings like Partnership with Heart, Legendary Learning, and MP101 that underscore our commitment to our people.

We were also proud to receive the 2025 Louisville Better Business Bureau Torch Award for Ethics and to be named to the 2026 Forbes Most Trusted Companies in America list – two recognitions that celebrate our People-First culture.

Forbes 2026 | AMERICA'S BEST COMPANIES

As we look to 2026 and beyond, we are committed to continuing to make our restaurants a place where Roadies want to work and guests want to dine.

To support this vision, our Legendary For All Committee is expanding its events. This committee offers programs that build community, foster a sense of belonging, and encourage an inclusive culture for our Roadies. Additional events will provide more meaningful opportunities for growth and to strengthen relationships. At the Support Center, we are also excited to partner with a third-party to open our Roadie Care Clinic. The clinic offers medical care and wellness services near our home office.

The tenure of our Roadies showed us once again that when we prioritize people, everything else follows – meaningful hospitality, strong operations, and legendary results. With our turnover at a historic low, we will continue to keep our people at the center of everything we do.

For a detailed overview of what People-First means at Texas Roadhouse, visit texasroadhouse.com/people-first.

Together, we will continue to build something legendary.

*Gina Tobin*

Gina Tobin
President



April 10, 2026

To our Shareholders:

You are cordially invited to attend the 2026 Annual Meeting of Shareholders of Texas Roadhouse, Inc. (the "***Company***") on Thursday, May 21, 2026. The meeting will be held at the Texas Roadhouse Support Center located at 6040 Dutchmans Lane, Louisville, Kentucky at 9:00 a.m. eastern daylight time.

The official Notice of Annual Meeting, Proxy Statement, and Proxy Card are enclosed with this letter.

Please take the time to read carefully each of the proposals for shareholder action described in the accompanying proxy materials. Whether or not you plan to attend, you can ensure that your shares are represented at the meeting by promptly completing, signing and dating your Proxy Card and returning it in the enclosed postage-paid envelope. Shareholders of record can also vote by touch-tone telephone from the United States, using the toll-free number on the Proxy Card, or by the Internet, using the instructions on the Proxy Card. If you attend the meeting, then you may revoke your proxy and vote your shares in person.

Your interest and participation in the affairs of the Company are greatly appreciated. Thank you for your continued support.

Sincerely,

*Gerald L. Morgan*

Gerald L. Morgan
*Chief Executive Officer and Executive Vice Chairman*

# TEXAS ROADHOUSE, INC.
## 6040 Dutchmans Lane
## Louisville, Kentucky 40205

## 2026 Annual Meeting of Shareholders (the "*Annual Meeting*") of Texas Roadhouse, Inc., a Delaware corporation (the "*Company*")

**Date and Time:**
Thursday, May 21, 2026
9:00 A.M. Eastern Daylight Time

**Place:**
Texas Roadhouse Support Center
6040 Dutchmans Lane
Louisville, Kentucky 40205

## PROPOSALS FOR BUSINESS

**Proposal 1:** To elect nine directors to the Board of Directors of the Company, each for a term of one year

**Proposal 2:** To ratify the appointment of KPMG LLP as the Company's independent auditors for the Company's 2026 fiscal year

**Proposal 3:** To hold an advisory vote on executive compensation

## NOTICE ON VOTING

Whether or not you expect to be present at the Annual Meeting, please submit your vote by using one of the voting methods described in the attached materials. If you attend the Annual Meeting, then you may revoke your proxy and vote your shares in person.

## WHO CAN VOTE

Only shareholders of record at the close of business on March 23, 2026 are entitled to receive notice of and to vote at the Annual Meeting.

## DATE OF MAILING

This Notice of the Annual Meeting and the attached Proxy Statement describing matters to be described at the Annual Meeting are being distributed or otherwise furnished to shareholders on April 10, 2026.

**Important Notice Regarding the Availability of Proxy Materials For the 2026 Annual Meeting of Shareholders to be Held on May 21, 2026**: Our Annual Report containing our Proxy Statement relating to our 2026 Annual Meeting of Shareholders and Form 10-K for the fiscal year ended on December 30, 2025 is available on our website at *www.texasroadhouse.com* in the Investors Section.

By Order of the Board of Directors,

Christopher C. Colson
*Corporate Secretary*

# Table of Contents

# PROXY STATEMENT

## 2026 ANNUAL MEETING OF SHAREHOLDERS
## TO BE HELD MAY 21, 2026

**TEXAS ROADHOUSE, INC.**
**6040 Dutchmans Lane**
**Louisville, Kentucky 40205**

---

This proxy statement and accompanying proxy card are being furnished in connection with the solicitation of proxies by the board of directors (the **"Board"**) of Texas Roadhouse, Inc., a Delaware corporation, to be voted at the 2026 Annual Meeting of Shareholders (the "**Annual Meeting**") and any adjournments thereof. In this proxy statement, references to the "**Company**," "**we**," "**us**" or "**our**" refer to Texas Roadhouse, Inc. This proxy statement and accompanying proxy card are first being mailed to shareholders on or about April 10, 2026.

The Annual Meeting will be held at the Texas Roadhouse Support Center located at 6040 Dutchmans Lane, Louisville, Kentucky on Thursday, May 21, 2026 at 9:00 a.m. eastern daylight time, for the purposes set forth in this proxy statement and the accompanying notice of the Annual Meeting.

## SUMMARY OF MATTERS REQUIRING SHAREHOLDER ACTION

**Proposal 1—Election of Directors (Page 98)**

The affirmative vote of a majority of the votes cast by the holders of the Company's common stock is required to elect each nominee. You may vote "**FOR**" or "**AGAINST**" each nominee. A vote to "**ABSTAIN**" is not treated as a vote cast, and will have no effect on this proposal.

The Bylaws require that each director nominee tender an irrevocable conditional resignation to the Company, to be effective only upon (i) the director's failure to receive the required shareholder vote in an uncontested election, and (ii) Board acceptance of such resignation. Our Nominating Committee (as hereinafter defined) will consider the offer of resignation and make a recommendation to the Board as to the action to be taken with respect to the offer. The Board will act on the Nominating Committee's recommendation within 90 days, and will promptly disclose publicly its decision to accept or reject such resignation and the reasons therefor.

*THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE NOMINEES.*

**Proposal 2—Ratification of Independent Auditors (Page 99)**

The proposal to ratify the appointment of KPMG LLP as the Company's independent auditors for the fiscal year ending December 29, 2026 must be approved by the affirmative vote of a majority of the votes cast. You may vote "**FOR**" or "**AGAINST**" the ratification, or you may "**ABSTAIN**" from voting on this proposal. A vote to "**ABSTAIN**" is not treated as a vote cast, and will have no effect on this proposal.

*THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.*

**Proposal 3—Advisory Vote on Approval of Executive Compensation (Page 101)**

The outcome of the advisory vote on whether to approve the executive compensation detailed in this proxy statement (including the Compensation Discussion and Analysis, the Executive Compensation section and the other related executive compensation tables and related discussions) will be determined by the affirmative vote of the votes cast. You may vote "*FOR*" or "*AGAINST*" approval of the executive compensation, or you may "*ABSTAIN*" from voting on this proposal. A vote to "*ABSTAIN*" is not treated as a vote cast, and will have no effect on approval of the executive compensation.

*THE BOARD RECOMMENDS THAT YOU VOTE "<u>FOR</u>" THIS PROPOSAL.*

**Other Matters**

As of the date of this proxy statement, the Board knows of no matters that will be presented for consideration at the Annual Meeting other than those matters discussed in this proxy statement. If any other matters should properly come before the Annual Meeting and call for a vote of shareholders, then validly executed proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board, or, in the absence of such a recommendation, in accordance with the judgment of the proxy holders. Any such additional matter must be approved by an affirmative vote of a majority of the votes cast.

# INFORMATION ABOUT PROXIES AND VOTING

## Record Date and Voting Securities

The Board has fixed the record date (the "***Record Date***") for the Annual Meeting as the close of business on March 23, 2026. Only shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting and at any adjournment or postponement thereof. At the close of business on the Record Date, there were outstanding 65,853,560 shares of common stock, each of which is entitled to one vote per share on all matters to be considered at the Annual Meeting.

The presence in person or by proxy of the holders of a majority of the shares of common stock will constitute a quorum for the transaction of business at the Annual Meeting. Shares of common stock represented by properly executed proxies received before the close of voting at the Annual Meeting will be voted as directed by such shareholders, unless revoked as described below.

## Revocability of Proxies

A shareholder who completes and returns the proxy card that accompanies this proxy statement may revoke that proxy at any time before the closing of the polls at the Annual Meeting. A shareholder may revoke a proxy by voting at a later date by one of the methods described on the proxy card or by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, Christopher C. Colson, the Chief Business and Administrative Officer and Corporate Secretary of the Company, at the Company's main office address located at 6040 Dutchmans Lane, Louisville, Kentucky 40205 at any time before the Annual Meeting. Shareholders may also revoke proxies by delivering a duly executed proxy bearing a later date to the inspector of election at the Annual Meeting before the close of voting or by attending the Annual Meeting and voting in person. You may attend the Annual Meeting even though you have executed a proxy, but your presence at the Annual Meeting will not automatically revoke your proxy.

## Solicitation of Proxies

The cost of solicitation of proxies being solicited on behalf of the Board will be borne by us (as and if applicable). In addition to solicitation by mail, proxies may be solicited personally, by telephone or by other means by our directors, officers or employees, who receive no additional compensation for these solicitation activities. We will, upon request, reimburse brokerage houses and persons holding common stock in the names of their nominees for their reasonable out-of-pocket expenses in sending materials to their principals.

## Other Voting Considerations

*Broker Non-Votes.* Under rules of the New York Stock Exchange, matters subject to shareholder vote are classified as "routine" or "non-routine." In the case of routine matters, brokers may vote shares held in "street name" in their discretion if they have not received voting instructions from the beneficial owner. In the case of non-routine matters, brokers may not vote shares unless they have received voting instructions from the beneficial owner ("***broker non-votes***"); therefore, it is important that you complete and return your proxy early so that your vote may be recorded. Broker non-votes will be counted for quorum purposes but will not be counted as votes cast either for or against a proposal. In other words, broker non-votes are not considered "votes cast."

The election of directors (Proposal 1) is a non-routine matter under the applicable rules, so broker non-votes may occur. However, broker non-votes do not count as shares entitled to vote. Because the election is decided by a majority of votes cast, and because our majority voting policy for directors only considers "**FOR**" votes and "**AGAINST**" votes, any broker non-votes will not affect the outcome of Proposal 1. In a contested election (an election in which the number of nominees exceeds the number of directors to be elected), the directors will be elected by a plurality of the votes cast on the election of directors. The election of directors to be held at the Annual Meeting is an uncontested election, and, therefore, the majority of votes cast standard will apply. Any incumbent director who receives fewer "**FOR**" votes than "**AGAINST**" votes is required to offer his or her irrevocable resignation. Our Nominating Committee will consider the offer of resignation and make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent director. The Board will then act on the resignation, taking into account the committee's recommendation, and publicly disclose its decision regarding the resignation and the rationale for its decision within a period of 90 days following certification of the election results.

The ratification of the appointment of the Company's independent auditors (Proposal 2) is a routine matter under the applicable rules so broker non-votes should not occur.

The advisory vote on the approval of executive compensation (Proposal 3) and any other matters that may properly come before the Annual Meeting are also non-routine matters under the applicable rules, so broker non-votes may occur. Because broker non-votes are not counted as votes cast, they do not affect the outcome of the vote on Proposal 3.

*Abstentions.*  As with broker non-votes, abstentions are counted for quorum purposes but will not be counted as votes cast either for or against a proposal. In other words, abstentions are not considered "votes cast." Accordingly, abstentions will have no impact on the outcome of the proposals contained in this Proxy Statement.

*Executed but Unmarked Proxies.*  If no instructions are given, then shares represented by properly executed but unmarked proxies will be voted in accordance with the recommendation of the Board, or, in the absence of such a recommendation, in accordance with the judgment of the proxy holders.

# ANNUAL MEETING FAQS

### *WHEN AND WHERE IS THE ANNUAL MEETING?*

The 2026 Annual Meeting of Shareholders will be held at the Texas Roadhouse Support Center located at 6040 Dutchmans Lane, Louisville, Kentucky 40205 on Thursday, May 21, 2026 at 9:00 a.m. eastern daylight time.

### *WHO CAN ATTEND THE ANNUAL MEETING?*

The Annual Meeting is open to all shareholders. If you wish to attend the Annual Meeting, please contact our Investor Relations Department at *investment@texasroadhouse.com* or (502) 426-9984.

### *WHO IS SOLICITING MY PROXY?*

The Company's Board is soliciting your proxy in connection with the Annual Meeting. Certain of our directors, officers and employees also may solicit proxies on the Board's behalf by personal contact, telephone, mail, e-mail or other means.

### *WHO IS ENTITLED TO VOTE?*

Only shareholders of record at the close of business on March 23, 2026 will be entitled to vote at the Annual Meeting.

### *WHAT CONSTITUTES A QUORUM?*

The presence in person or by proxy of the holders of a majority of the shares of common stock issued and outstanding on the Record Date will constitute a quorum for the transaction of business at the Annual Meeting.

### *HOW DO I VOTE?*

If you are entitled to vote, then you may cast your vote in accordance with any of the following options:

- Online, by going to the website shown on your proxy card;

- By touch-tone telephone from the United States, using the toll-free number on the proxy card;

- By mail by promptly completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope; or

- In person, by revoking your proxy and attending the Annual Meeting.

**Telephone and Internet Voting facilities for shareholders of record will close on 11:59 p.m. eastern daylight time on May 20, 2026**.

### *CAN I CHANGE MY VOTE OR REVOKE MY PROXY?*

Yes, you may revoke your proxy at any time before the closing of the polls at the Annual Meeting by voting at a later date by one of the methods described on the proxy card or by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, Christopher C. Colson, the Chief Business and Administrative Officer and Corporate Secretary of the Company, at the Company's main office address located at 6040 Dutchmans Lane, Louisville, Kentucky 40205.

You can also revoke proxies by delivering a duly executed proxy bearing a later date to the inspector of election at the Annual Meeting before the close of voting or by attending the Annual Meeting and voting in person. You may attend the Annual Meeting even though you have executed a proxy, but your presence at the Annual Meeting will not automatically revoke your proxy.

### *WHAT IS A BROKER NON-VOTE?*

Under rules of the New York Stock Exchange, matters subject to shareholder vote are classified as "routine" or "non-routine." In the case of routine matters, brokers may vote shares held in "street name" in their discretion if they have not received voting instructions from the beneficial owner.

In the case of non-routine matters, brokers may not vote shares unless they have received voting instructions from the beneficial owner; therefore, it is important that you complete and return your proxy early so that your vote may be recorded.

### *WHAT DOES IT MEAN TO BE A SHAREHOLDER OF RECORD?*

In the event your shares are registered directly in your name with Computershare, the Company's transfer agent, as of the Record Date, then you are considered to be a "***shareholder of record***." As a shareholder of record, you have the ability to vote at the Annual Meeting or by proxy. Regardless of whether or not you are able to attend the Annual Meeting, we encourage you to vote in any of the ways described in the "How Do I Vote" portion of these Annual Meeting FAQs.

### *WHAT DOES IT MEAN TO HOLD SHARES IN STREET NAME?*

In the event your shares are held in an account at a broker, bank, or other financial institution as of the Record Date, then you are deemed the beneficial owner of shares held in "***street name***," and these proxy materials are being sent to you by such broker, bank, or other financial institution. The applicable institution holding your account is considered the shareholder of record for the purposes of voting at the Annual Meeting. While you may attend the Annual Meeting, you will not be able to vote your shares at the Annual Meeting unless you request and obtain a legal proxy from such broker, bank, or other financial institution giving you the legal right to vote such shares.

### *WHAT ITEMS WILL BE VOTED ON AND WHAT ARE THE RECOMMENDATIONS OF THE BOARD?*

The Board is requesting that shareholders vote on the following three proposals at the Annual Meeting and makes the following recommendations with respect to each proposal:

- **Proposal 1:** To elect nine directors to the Board of Directors of the Company, each for a term of one year.

   **Recommendation:** "*FOR*"

- **Proposal 2:** To ratify the appointment of KPMG LLP as the Company's independent auditors for the Company's 2026 fiscal year.

   **Recommendation:** "*FOR*"

- **Proposal 3:** An advisory vote on executive compensation.

   **Recommendation:** "*FOR*"

## WHO PAYS FOR THE PROXY SOLICITATION?

The cost of solicitation of proxies being solicited on behalf of the Board will be borne by us. In addition to solicitation by mail, proxies may be solicited personally, by telephone or by other means by our directors, officers or employees, who receive no additional compensation for these solicitation activities. We will, upon request, reimburse brokerage houses and persons holding common stock in the names of their nominees for their reasonable out-of-pocket expenses in sending materials to their principals.

## WHO COUNTS THE VOTES?

Computershare, the transfer agent for the Company, will count the votes and will serve as the independent inspector of election at the Annual Meeting.

## WHERE DO I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

Results of the vote held at the Annual Meeting will be included on a Form 8-K which is expected to be filed with the Securities and Exchange Commission within one business day after the date of the Annual Meeting.

## WHO IS "BUBBA" AND WHY IS HE REFERENCED IN THE PROXY?

Bubba was the nickname of W. Kent Taylor, the Company's late founder, and is the namesake of our Bubba's 33 restaurant concept. As used in Compensation Discussion and Analysis and in honor of Mr. Taylor, we use the headings "Bubba Who" (outlining our Named Executive Officers), "Bubba What" (outlining what we do and do not do from an executive compensation standpoint), and "Bubba How" (outlining our philosophy on executive compensation).

## 2025 CORPORATE GOVERNANCE OVERVIEW

The following is an executive summary of corporate governance activities for our 2025 fiscal year:

*Meetings*

We held 34 meetings of the Board and applicable committees comprised of (i) 13 meetings of the Board, (ii) 11 meetings of the finance and audit committee (the "**Audit Committee**"), (iii) five meetings of the talent management and compensation committee (the "**Compensation Committee**"), and (iv) five meetings of the nominating and corporate governance committee (the "**Nominating Committee**"). Of the 13 meetings of the Board, four were joint meetings among the Board, the Audit Committee, the Compensation Committee and/or the Nominating Committee, and four of such meetings occurred immediately prior to the Audit Committee to approve the issuance of the applicable quarterly dividend.

*New Board Members*

On August 14, 2025, Hugh J. Carroll was appointed to the Board as an executive director. In connection with the appointment, the Board desired to add a Board member with extensive experience and knowledge in international restaurant operations and franchising. Mr. Carroll was appointed as a director because of his role as President of International of the Company, his executive experience, his international experience, and his in-depth knowledge of the restaurant industry and the Company. Mr. Carroll retired from the Company at the beginning of January 2026 and is currently serving on the Board as a non-independent, non-employee director.

On March 5, 2026, Elizabeth K. Ingram was appointed to the Board as an independent director. In connection with the appointment, the Board desired to add a Board member with executive experience who has extensive knowledge of the restaurant industry and a marketing background. Ms. Ingram was appointed as an independent director because of her executive and board experience as well as her extensive knowledge of the restaurant industry and marketing background.

*Executive Vice Chairman*

On August 14, 2025, the Board appointed Gerald L. Morgan as Executive Vice Chairman of the Company.  Mr. Morgan continues to serve as Chief Executive Officer of the Company, and his appointment was a part of the Company's long-term Board succession planning processes. As a part of such long-term succession planning, Mr. Morgan has been identified as the future Chairman of the Board following such time as Chairman Moore no longer holds such position.  As Executive Vice Chairman, Mr. Morgan is responsible for presiding over the meetings of the Board in the absence of the Chairman of the Board and performs such other duties as may be assigned to the Executive Vice Chairman by the Board.  Additionally, as part of the Company's long-term succession planning, the Board has identified an individual to fill the role of Lead Independent Director at such time as Mr. Morgan assumes the role of Chairman of the Board.

*Risk Oversight*

During the 2025 fiscal year, the Board and management of the Company completed a multi-year analysis on the manner in which risk oversight is overseen by the Board and delegated among its committees. The purpose of the analysis was to determine how to distribute responsibilities among the Board and its committees to enable a deeper focus on core areas of responsibility and strategic priority, as well as to evaluate how to assign roles and responsibilities among the specific committee members to leverage both individual and team strengths and to maximize the overall effectiveness of each committee based on the experience and skill of each committee member. The Company's risk oversight framework supports the Board's evaluation of strategic priorities and enables directors to consider risk in the context of long-term shareholder value creation.

The following is a summary of the changes to the Board's risk oversight strategy commencing at the beginning of the 2026 fiscal year:

- Board Oversight, The Board now has direct oversight of the Company's enterprise risk management program, including the Company's risk register, and on an annual basis delegates specific oversight responsibilities to the Board's committees and/or subcommittees. The Board had previously delegated this risk oversight responsibility directly to the Audit Committee.

- Audit Committee. The Audit Committee changed its name to the "Finance and Audit Committee" to reflect its core responsibilities. The core Audit Committee will continue to focus on financial, cyber, data, privacy, and artificial intelligence (AI) risks. The Audit Committee receives risk updates from financial-related department level risks including from the Company's accounting, finance, internal audit, and treasury functions. The Company's information governance and crisis and business continuity risk subcommittees (under its overall enterprise risk management program) also provides annual risk updates to the Audit Committee regarding the risk-based initiatives they are performing.

  Additionally, the Audit Committee formed a risk subcommittee (the "**Risk Subcommittee**") under its purview that focuses on non-financial operational and department level risks. Wayne L. Jones serves as the initial chairperson of the Risk Subcommittee and all of the members of the Audit Committee are members of the Risk Subcommittee. The Risk Subcommittee receives risk updates from specific departments within the Company as a part of a rotational review of certain risks. Further, the Company's food safety, responsible alcohol service, vendor management, employee and guest safety, and California operations risk subcommittees (under its overall enterprise risk management program) provide annual risk updates to the Risk Subcommittee regarding the risk-based initiatives they are performing.

- Compensation Committee. The Compensation Committee changed its name to the "Talent Management and Compensation Committee" to reflect additional responsibilities. In addition to the duties and responsibilities described below, the Compensation Committee has risk oversight responsibilities over human capital management and strategy, succession planning and leadership continuity, and organizational resiliency. As a part of these risk oversight responsibilities, the Company's human resource department provides an update to the Compensation Committee on an annual basis on the Company's human capital management strategy. Additionally, the Company's talent strategy and compliance risk subcommittee (under its overall enterprise risk management program) also provides annual risk updates to the Compensation Committee regarding the risk-based initiatives it is performing.

- Nominating Committee. In addition to the duties and responsibilities described below, the Nominating Committee now oversees the Company's shareholder engagement and the Board's new director orientation programs. As a part of this oversight responsibility, the Company's investor relations function provides an update to the Nominating Committee on an annual basis on the Company's investor relations strategy. Additionally, the Nominating Committee has risk oversight responsibilities over the Company's corporate sustainability program. The Company's corporate sustainability risk subcommittee (under its overall enterprise risk management program) also provides annual risk updates to the Nominating Committee regarding the risk-based initiatives it is performing.

*Board Composition*

<u>2025</u>

During the 2025 fiscal year, the Board consisted of between eight and nine directors – seven of whom were independent, as that term is defined in the listing standards under Nasdaq Marketplace Rule 5605(a)(2) and meet the criteria for independence under the Sarbanes-Oxley Act of 2002 and the rules adopted by the Securities and Exchange Commission. The following is a breakdown of committee membership and leadership during the 2025 fiscal year:

1) Chairman of the Board: Gregory N. Moore

2) Audit Committee: Donna E. Epps (Chair); Jane Grote Abell; Michael A. Crawford; Wayne L. Jones; Gregory N. Moore; and Curtis A. Warfield

3) Compensation Committee: Michael A. Crawford (Chair); Gregory N. Moore; and Kathleen M. Widmer

4) Nominating and Corporate Governance Committee: Curtis A. Warfield (Chair); Jane Grote Abell; Donna E. Epps; Wayne L. Jones; and Kathleen M. Widmer

<u>2026</u>

The Board currently consists of nine directors – seven of whom are independent, as that term is defined in the listing standards under Nasdaq Marketplace Rule 5605(a)(2) and meet the criteria for independence under the Sarbanes-Oxley Act of 2002 and the rules adopted by the Securities and Exchange Commission. The following is a breakdown of current committee membership and leadership during the 2026 fiscal year:

1) Chairman of the Board: Gregory N. Moore

2) Executive Vice Chairman:  Gerald L. Morgan

3) Finance and Audit Committee:  Donna E. Epps (Chair); Jane Grote Abell; Michael A. Crawford; Wayne L. Jones; Gregory N. Moore; and Curtis A. Warfield

4) Talent Management and Compensation Committee: Michael A. Crawford (Chair); Jane Grote Abell; Gregory N. Moore; and Kathleen M. Widmer

5) Nominating and Corporate Governance Committee: Curtis A. Warfield (Chair); Donna E. Epps; Wayne L. Jones; and Kathleen M. Widmer

As more particularly described below, Ms. Widmer retired from the Board on February 11, 2026.  As such, she was no longer a member of the Compensation Committee and the Nominating and Corporate Governance Committee on such date. Additionally, Ms. Ingram was appointed to the Board on March 5, 2026, and consistent with prior practice, Ms. Ingram will not serve on any committee of the Board during the 2026 fiscal year.

*Compensation Philosophy*

In 2024, the Compensation Committee engaged FW Cook as an independent compensation consultant to advise the Compensation Committee on non-employee director compensation beginning with the 2025 calendar year. Based on the Compensation Committee's review of FW Cook's report and recommendations and as a part of establishing non-employee director compensation for each non-employee director's 2025 calendar year service, the Compensation Committee (A) increased certain portions of the cash components for the non-employee director compensation to further align with its peer companies and industry practices for companies between mid-cap and large-cap companies; and (B) reduced a portion of the equity component for non-employee director compensation so that the total compensation for each non-employee director is not as heavily weighted on equity. The Compensation Committee applied the same rationale when establishing the non-employee director compensation for each non-employee director's 2026 calendar year service.

Accordingly, with respect to each non-employee director's 2025 calendar year service, each non-employee director received a fixed cash amount for serving on the Board, together with additional compensation relating to serving in leadership positions on the Board and/or on any Board committee. Additionally, the Chairman of the Board received an annual grant of service based restricted stock units equal to $315,000 divided by the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares, while each remaining non-employee director received an annual grant of service based restricted stock units equal to $225,000 divided by the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares.

With respect to each non-employee director's 2026 calendar year service, each non-employee director received a fixed cash amount for serving on the Board, together with additional compensation relating to leadership positions on the Board and/or on any Board committee. Additionally, the Chairman of the Board received an annual grant of service based restricted stock units equal to $315,000 divided by the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares, while each remaining non-employee director received an annual grant of service based restricted stock units equal to $225,000 divided by the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares.

Similar to our compensation philosophy for our executive officers, we believe that issuing service based restricted stock units to our non-employee directors aligns their interests with those of our shareholders. Specifically, since the bulk of each non-employee director's compensation lies in the value of the service based restricted stock units granted, the non-employee directors are motivated to continually improve the Company's performance in the hope that the performance will be reflected by the stock price on the vesting date of their service based restricted stock units. Moreover, we believe that the service based restricted stock unit awards drive director alignment with maximizing shareholder value because the value of the service based restricted stock units varies in response to investor sentiment regarding overall Company performance at the time of vesting.

*Cap on Total Compensation*

The total compensation for any non-employee director may not exceed $500,000, which amount shall be calculated by adding (i) the total cash compensation to be paid for services rendered by a non-employee director in any given fiscal year to (ii) the grant date value of any equity granted to such non-employee director in that fiscal year. This cap on Board total compensation is included in the Company's 2021 Long-Term Incentive Plan.

*Mandatory Retirement Age for Board Service*

The Board and the Nominating Committee have established a mandatory retirement age for the non-employee directors on the Board. In furtherance of the foregoing, in no event shall any non-employee be elected, re-elected, and/or appointed to the Board if such non-employee is 75 years or older at the time of such election, re-election, and/or appointment; provided, however, any director who began serving on the Board prior to 2006 shall be permitted to be re-elected to the Board so long as they are not 80 years or older at the time of such re-election.

In furtherance of this policy, James R. Zarley did not stand for re-election at the 2025 annual shareholder meeting. At the time of his retirement from the Board, Mr. Zarley was our longest tenured member of the Board, being appointed to the Board in 2004 as a part of the Company's initial public offering.

*Shareholder Engagement*

During 2025, management of the Company interacted with shareholders owning over 65% of the outstanding shares of the Company as of the end of fiscal year 2025. These interactions ranged from one-on-one phone/video calls, face-to-face meetings at investor conferences, video calls during virtual non-deal roadshows, participants listening to virtual fireside chats between members of management and sell-side analysts, and conversations with stewardship teams regarding corporate governance.

## Director Summary Overview

| | | | | Committee Membership | | | Other Public Boards |
|---|---|---|---|---|---|---|---|
| **OUR DIRECTOR NOMINEES** | | | | | | | |
| **Nominee** | **Age** | **Director Since** | **Independent (Y/N)** | **A** | **C** | **N** | |
| Jane Grote Abell | 59 | 2024 | Y | ○ | ○ | | 0 |
| Hugh J. Carroll | 69 | 2025 | N | N/A | N/A | N/A | 0 |
| Michael A. Crawford | 58 | 2020 | Y | ○ | ● | | 1 |
| Donna E. Epps | 62 | 2021 | Y | ● | | ○ | 2 |
| Elizabeth K. Ingram | 55 | 2026 | Y | N/A | N/A | N/A | 1 |
| Wayne L. Jones | 67 | 2023 | Y | ○ | | ○ | 0 |
| Gregory N. Moore | 76 | 2005 | Y | ○ | ○ | | 0 |
| Gerald L. Morgan | 65 | 2021 | N | N/A | N/A | N/A | 0 |
| Curtis A. Warfield | 58 | 2018 | Y | ○ | | ● | 1 |

**A** (Finance and Audit Committee)    **C** (Talent Management and Compensation Committee)    **N** (Nominating and Corporate Governance Committee)

● Chairperson    ○ Committee Member

## Nominee Highlights

The charts below illustrate the composition of our director nominees by age, tenure, diversity, independence, and gender:



# Director Summaries

| **Jane Grote Abell** | **Business Experience:** |
|---|---|
| *Director Since:* 2024 | Ms. Abell is a founding family member, Executive Chairwoman of the Board of Directors, and Chief Purpose Officer for Donatos Pizza and Jane's Dough Premium Foods, all positions she has held since 2010. At Donatos, Ms. Abell previously held the title of Chief Operations Officer, Chief People Officer, and President. She also previously served as Senior Vice President of Business Development for Donatos where she led growth for franchising and development during the period of time in which Donatos was owned by the McDonald's corporation. |
| *Age:* 59 | |
| *Board Committees / Leadership:* Finance and Audit Committee; Talent Management and Compensation Committee | |
| *Public Boards:* None | **Reason for Nomination:** |
| | Ms. Abell is being nominated as a non-employee director because of her executive and board experience as well as her extensive knowledge of the restaurant industry where she has over 30 years of experience in the industry. As a result of these and other professional experiences, Ms. Abell possesses particular knowledge and experience that strengthen the Board's collective qualifications, skills, and experience. |
| *Favorite Texas Roadhouse Food Item:* Herb Crusted Chicken, Baked Potato and Steamed Vegetables with the World Famous Texas Roadhouse Rolls | |
| | **Key Skills:** Chief Executive; Restaurant Industry; Human Resources |

| **Hugh J. Carroll** | **Business Experience:** |
|---|---|
| *Director Since:* 2025 | Mr. Carroll joined Texas Roadhouse in August 2012 as Vice President of International to lead Texas Roadhouse's international franchising and development activities. In 2019, he was named President of International and subsequently took on leadership of Texas Roadhouse's Jaggers brand. Mr. Carroll continued to oversee the Jaggers brand and Texas Roadhouse's international franchising and development activities until his retirement from Texas Roadhouse at the beginning of January 2026. Prior to joining Texas Roadhouse, he served as the acting Chief Executive Officer, President, Chief Operating Officer, and Senior Vice President of Operations at Rosinter Restaurants Holding in Moscow, Russia. Mr. Carroll has over 35 years of multi-unit restaurant operations, management, and development experience, including multiple domestic and international operations executive assignments with Carlson Restaurants Worldwide. He also has experience in managing restaurant operations in the casual dining and fast-food restaurant segments from both a corporate and franchise perspective. |
| *Age:* 69 | |
| *Board Committees / Leadership:* None. | |
| *Public Boards:* None | |
| *Favorite Texas Roadhouse Food Item:* Jaggers Cobb Salad with Blue Cheese Dressing | **Reason for Nomination:** |
| | Mr. Carroll is being nominated as a non-independent, non-employee director because of his prior role as President of International of the Company, his executive experience, his international experience, and his in-depth knowledge of the restaurant industry and the Company. As a result of these and other professional experiences, Mr. Carroll possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills, and experience. |
| | **Key Skills:** Chief Executive; Restaurant Industry; International and Franchising |

| **Michael A. Crawford** | **Business Experience:** |
|---|---|
| **Director Since:** 2020<br><br>**Age:** 58<br><br>**Board Committees / Leadership:**<br>Finance and Audit Committee; Talent Management and Compensation Committee; Chairperson of Talent Management and Compensation Committee<br><br>**Public Boards:**<br>Seaport Entertainment Group (NYSE: SEG)<br><br>**Favorite Texas Roadhouse Food Item:**<br>6oz Filet and Grilled Shrimp | Mr. Crawford is currently serving as the Chief Executive Officer of Baillie Lodges & Tierra Hotels, a collection of luxury lodges and hotels. In this role, he is responsible for leading the strategic growth and operational excellence of the hotel and resort portfolio. He previously served as the Chairman of the Board, President and Chief Executive Officer for Hall of Fame Resort & Entertainment Company, including Hall of Fame Village, Hall of Fame Village Media and Gold Summit Gaming divisions, from December 2018 until May 2025. From 2014 to 2018, Mr. Crawford held numerous executive positions with the Four Seasons Hotels and Resorts Company, starting as the President of Asia Pacific and subsequently becoming Global President of Portfolio Management. While at Four Seasons, he was responsible for business and capital planning, along with the design and construction of all new Four Seasons Hotels and Resorts worldwide. Prior to Four Seasons, Mr. Crawford spent almost 25 years at the Walt Disney Company (NYSE: DIS) where he rose to Senior Vice President and General Manager of Shanghai Disney Resort and President of Shanghai's Walt Disney Holdings Company. Mr. Crawford also serves as the lead independent director for Seaport Entertainment Group (NYSE: SEG), which develops, owns, and operates a real estate and entertainment portfolio, where he also serves as the chairman of the nominating and corporate governance committee. Finally, Mr. Crawford serves as an independent director on the Board of Directors of The Ironman Group, a privately held global endurance sports company. |
| | **Reason for Nomination:**<br><br>Mr. Crawford is being nominated as a non-employee director because of his chief executive experience, his hospitality and international experience, and his strategic planning experience. As a result of these and other professional experiences, Mr. Crawford possesses particular knowledge and experience that strengthen the Board's collective qualifications, skills, and experience. |
| | **Key Skills:** Chief Executive; Hospitality; International |

| **Donna E. Epps** | **Business Experience:** |
|---|---|
| **Director Since:** 2021<br><br>**Age:** 62<br><br>**Board Committees / Leadership:**<br>Finance and Audit Committee; Nominating and Corporate Governance Committee; Chairperson of Finance and Audit Committee<br><br>**Public Boards:**<br>Saia, Inc. (NASDAQ: SAIA)<br>Texas Pacific Land Corporation (NYSE: TPL)<br><br>**Favorite Texas Roadhouse Food Item:**<br>Fall-Off-The-Bone Ribs | Ms. Epps is a certified public accountant licensed in the State of Texas who previously served in various capacities at Deloitte LLP for over 31 years, including over 17 years of focus on providing attest services to private and public companies across industries including distribution, commercial and industrial products, energy, technology, and telecommunications. Following her retirement from Deloitte in 2017, Ms. Epps serves as an independent director for Saia, Inc. (NASDAQ: SAIA), a transportation company that predominantly transports less-than-truckload shipments across 45 states but also offers a wide range of other services, including non-asset truckload, expedited transportation and logistics services across North America. Ms. Epps also serves as an independent director for Texas Pacific Land Corporation (NYSE: TPL), one of the largest landowners in the state of Texas with approximately 900,000 acres of land located in 19 counties of West Texas. |
| | **Reason for Nomination:**<br><br>Ms. Epps is being nominated as a non-employee director because of her extensive audit, risk, financial and accounting experience and her extensive board experience. As a result of these and other professional experiences, Ms. Epps possesses particular knowledge and experience that strengthen the Board's collective qualifications, skills, and experience. |
| | **Key Skills:** Audit; Finance and Accounting; Enterprise Risk Management |

| **Elizabeth K. Ingram** | **Business Experience:** |
| --- | --- |
| **Director Since:** 2026<br><br>**Age:** 55<br><br>**Board Committees / Leadership:**<br>None<br><br>**Public Boards:**<br>M/I Homes, Inc. (NASDAQ: MHO)<br><br>**Favorite Texas Roadhouse Food Item:**<br>Fried pickles with a 6oz Filet, Baked Potato, Applesauce, and the World Famous Texas Roadhouse Rolls. | Ms. Ingram is the Chief Executive Officer and Chair of the Board of Directors of White Castle System, Inc., a restaurant chain with approximately 350 locations and a manufacturing business that sells products to retailers in all 50 states. She has served as CEO of White Castle Systems, Inc. since 2016 and Chair of the Board of Directors since 2021. Ms. Ingram has served on the Board of Directors of M/I Homes, Inc. (NYSE: MHO) since 2019, where she also serves as the chairwoman of the audit committee and member of the executive compensation committee. She also serves as the Chair of the Board of Directors of OhioHealth, where she also serves as the chair of the compensation committee, and is a member of the governing committee for The Columbus Foundation. |
| | **Reason for Nomination:**<br><br>Ms. Ingram is being nominated because of her executive and board experience as well as her extensive knowledge of the restaurant industry and marketing background. As a result of these and other professional experiences, Ms. Ingram possesses particular knowledge and experience that strengthen the Board's collective qualifications, skills, and experience. |
| | **Key Skills:** Chief Executive; Restaurant Industry; Marketing |

| **Wayne L. Jones** | **Business Experience:** |
| --- | --- |
| **Director Since:** 2023<br><br>**Age:** 67<br><br>**Board Committees / Leadership:**<br>Finance and Audit Committee; Nominating and Corporate Governance Committee; Chairperson of Risk Subcommittee<br><br>**Public Boards:**<br>None<br><br>**Favorite Texas Roadhouse Food Item:**<br>Ribeye, Loaded Baked Potato and Rattlesnake Bites with the World Famous Texas Roadhouse Rolls | Mr. Jones has over 40 years of experience in the restaurant industry, where his career spans several well-respected brands, including BJ's Restaurants, P.F. Chang's, Anthony's Coal Fired Pizza, and The Cheesecake Factory. Most recently, Mr. Jones served as the Chief Executive Officer of Anthony's Coal Fired Pizza from 2017 until his retirement in 2020. In addition to his executive level experience, Mr. Jones served on the Board of Directors as an independent director at Craftworks Restaurants from 2015 to 2018. |
| | **Reason for Nomination:**<br><br>Mr. Jones is being nominated because of his chief executive and board of director experience as well as his extensive knowledge of the restaurant industry where he has over 40 years of experience in the industry. As a result of these and other professional experiences, Mr. Jones possesses particular knowledge and experience that strengthen the Board's collective qualifications, skills, and experience. |
| | **Key Skills:** Chief Executive; Restaurant Industry; Hospitality |

| **Gregory N. Moore** | **Business Experience:** |
|---|---|
| **Director Since:** 2005 | Mr. Moore served as the Senior Vice President and Controller of Yum! Brands, Inc. until he retired in 2005. Yum! Brands is the worldwide parent company of Taco Bell, KFC, and Pizza Hut. Prior to becoming Yum! Brands' Controller, Mr. Moore was the Vice President and General Auditor of Yum! Brands. Before that, he was with PepsiCo, Inc. and held the position of Vice President, Controller of Taco Bell and Controller of PepsiCo Wines & Spirits International, a division of PepsiCola International. Before joining PepsiCo, he was an Audit Manager with Arthur Young & Company in its New York, New York and Stamford, Connecticut offices. Mr. Moore is a certified public accountant in the States of New York and California. Mr. Moore previously served on the board of Newegg Commerce, Inc. (NASDAQ: NEGG), an on-line retailer specializing in computer and computer-related equipment, from July 2011 until October 2025. |
| **Age:** 76 | |
| **Board Committees / Leadership:** Finance and Audit Committee; Talent Management and Compensation Committee; Chairman of the Board | |
| **Public Boards:** None. | |
| **Favorite Texas Roadhouse Food Item:** Texas Size Combo of 6oz Filet and Fall-Off-The Bone Ribs | **Reason for Nomination:** Mr. Moore is being nominated as a non-employee director because of his extensive financial, accounting, and international experience as well as his experience in the restaurant industry. As a result of these and other professional experiences, Mr. Moore possesses particular knowledge and experience that strengthen the Board's collective qualifications, skills, and experience. |
| | **Key Skills:** Finance and Accounting; Restaurant Industry; International |

| **Gerald L. Morgan** | **Business Experience:** |
|---|---|
| **Director Since:** 2021 | Mr. Morgan is a 29-year veteran of Texas Roadhouse and has 40 years of total foodservice experience, including with Bennigan's and Burger King. His career with Texas Roadhouse began in 1997 as Managing Partner in Grand Prairie, Texas, which was store number 26 and the first in Texas. Mr. Morgan was named Managing Partner of the Year in 2001, which is the Company's highest recognition. Mr. Morgan was promoted to Market Partner in 2001, where he oversaw and grew operations in Texas and Oklahoma. In 2014, Mr. Morgan was awarded the Texas Roadhouse Legends Award at the Company's Managing Partner Conference. The following year, he was promoted to Regional Market Partner. Mr. Morgan was named Chief Executive Officer in 2021. Mr. Morgan also previously served as President of the Company from December 2020 through January 2023. In August 2025, Mr. Morgan was appointed the Executive Vice Chairman of the Company while remaining as the Company's Chief Executive Officer. |
| **Age:** 65 | |
| **Board Committees / Leadership:** Company's Chief Executive Officer and Executive Vice Chairman | |
| **Public Boards:** None | |
| **Favorite Texas Roadhouse Food Items:** | |
| TXRH: 8oz Sirloin with Green Beans and Seasoned Corn | **Reason for Nomination:** Mr. Morgan is being nominated as an executive director because of his role as Chief Executive Officer of the Company, his knowledge of the restaurant industry, and his in-depth knowledge of the Company. As a result of these and other professional experiences, Mr. Morgan possesses particular knowledge and experience that strengthen the Board's collective qualifications, skills, and experience. |
| Bubba's 33: Patriot Burger | |
| Jaggers: Banana Split Shake | **Key Skills:** Chief Executive; Restaurant Industry; Business Operations and Strategy |

| **Curtis A. Warfield** | **Business Experience:** |
|---|---|
| *Director Since:* 2018 | Mr. Warfield is a certified public accountant licensed in the Commonwealth of Kentucky and is currently the President and Chief Executive Officer of Windham Advisors LLC, a private equity and strategic advisory firm that offers innovative business solutions for companies in technology, healthcare, and real-estate industries. He served as part of the senior leadership team of Anthem, Inc. (NYSE: ANTM), one of the nation's largest health insurers with over $100 billion in revenues from 2017 to 2019. Previously he served in a variety of roles from 1997 to 2016 at HCA, the largest healthcare provider in the country. He began as the Chief Financial Officer of the Columbia Healthcare Network with a majority of his tenure serving as the Chief Executive Officer of NPAS, a healthcare services company. In 2021, Mr. Warfield joined the board of Talkspace, Inc. (NASDAQ: TALK), a digital company which offers mental health treatment services. Mr. Warfield also served on the board of OneOncology until June 2023, before the sale to Amerisource Bergen (NYSE:ABC), a company that invests in and collaborates with community oncology practices. |
| *Age:* 58 | |
| *Board Committees / Leadership:* Finance and Audit Committee; Nominating and Corporate Governance Committee; Chairperson of Nominating and Corporate Governance Committee | |
| *Public Boards:* Talkspace, Inc. (NASDAQ: TALK) | |
| *Favorite Texas Roadhouse Food Item:* Beef Tips, Mashed Potatoes and Gravy with the World Famous Texas Roadhouse Rolls | **Reason for Nomination:** |
| | Mr. Warfield is being nominated as a non-employee director because of his extensive financial and accounting experience, his executive management experience, and his information technology experience. As a result of these and other professional experiences, Mr. Warfield possesses particular knowledge and experience that strengthen the Board's collective qualifications, skills, and experience. |
| | **Key Skills:** Audit; Finance and Accounting; Capital Management and Allocation |

**Meetings of the Board**

The Board met on 13 occasions and its standing committees (Audit Committee, Compensation Committee, and Nominating Committee) met on 21 occasions during our fiscal year ended December 30, 2025, which consisted of (i) 11 meetings of the Audit Committee, (ii) five meetings of the Compensation Committee, and (iii) five meetings of the Nominating Committee. Of the 13 meetings of the Board, four were joint meetings among the Board, the Audit Committee, the Compensation Committee and/or the Nominating Committee, and four of such meetings occurred immediately prior to the Audit Committee to approve the issuance of the applicable quarterly dividend. Each incumbent director attended at least 75% of the aggregate number of meetings of the Board and its committees on which such director served during his or her period of service in fiscal 2025. In addition, the Company expects all members of the Board being nominated for re-election to attend the Annual Meeting. All incumbent directors attended the 2025 annual meeting. Four regular Board meetings are currently scheduled for the 2026 fiscal year. Executive sessions of independent directors, without management directors or employees present, are typically scheduled in conjunction with each regularly scheduled Board meeting. The role of each standing committee is more fully described below.

**Leadership Structure of the Board**

The Board currently consists of seven independent directors, one non-independent, non-employee director and one executive director. On March 19, 2021 and following the passing of W. Kent Taylor, the Company's founder and then Chairman of the Board and Chief Executive Officer of the Company, the Board named Gregory N. Moore as Chairman of the Board. Mr. Moore joined the Board in 2005 following the Company's initial public offering in 2004. Until his appointment as Chairman of the Board, Mr. Moore had previously served as the Board's Lead Independent director since the creation of that position in 2012. The responsibility and authority of the Lead Independent director are delineated in our Corporate Governance Guidelines, which can be found on the Company's website at *www.texasroadhouse.com.* The Board determined that a separation of the duties and responsibilities of the Chairman of the Board from those of the Chief Executive Officer was appropriate during the transition following the death of the Company's founder. The Board believes this separation continues to be appropriate because it provides a clear allocation of authority and strengthens independent oversight and CEO accountability.  As more particularly described below, Mr. Morgan, the Company's Chief Executive Officer, was appointed to the Board on June 15, 2021.

On August 14, 2025, the Board appointed Mr. Morgan as Executive Vice Chairman of the Company.  Mr. Morgan continues to serve as Chief Executive Officer of the Company, and his appointment was a part of the Company's long-term Board succession planning processes. As a part of such long-term succession planning, Mr. Morgan has been identified as the future Chairman of the Board following such time as Chairman Moore no longer holds such position.  As Executive Vice Chairman, Mr. Morgan is responsible for presiding over the meetings of the Board in the absence of the Chairman of the Board and performs such other duties as may be assigned to the Executive Vice Chairman by the Board. Additionally, as part of the Company's long-term succession planning, the Board has identified an individual to fill the role of Lead Independent Director at such time as Mr. Morgan assumes the role of Chairman of the Board.

**Role of the Board in Strategy and Risk Oversight**

| BOARD OVERSIGHT-AT-A-GLANCE | |
|---|---|
| **Board's General Oversight Responsibilities** | • Establishing Board corporate policies<br><br>• Overseeing management and strategic direction of the Company<br><br>• Overseeing the Company's strategy and initiatives |
| **Board's Strategic Planning and Strategic Initiatives Oversight Responsibilities** | • Oversight roles include succession and organizational planning, human capital and talent management, corporate governance, corporate policy and process development, enterprise risk management, capital structure and allocation, and long-term financial and business planning<br><br>• Ensure alignment on long-term goals and strategic growth and technology initiatives<br><br>• Every Board meeting – strategic overview of one of our restaurant brands and/or a business update of each restaurant brand |
| **Board's Risk Oversight Responsibilities** | • Responsible for overseeing our risk management strategy – directly and through Board committees<br><br>• Direct oversight of the Company's enterprise risk management program, including the Company's risk register<br><br>• Key risk management responsibilities have been delegated to the Audit Committee (and its risk subcommittee), the Compensation Committee, and the Nominating Committee (as more particularly described below) |

*Role of the Board and Management.* As more specifically described in our Corporate Governance Guidelines, the Company's business is conducted by the officers and employees under the direction of the Chairman of the Board or the Vice Chairman of the Board, and if there is no Board Chairman or Board Vice Chairman, then the Chief Executive Officer of the Company, and under the oversight of the Board. In connection with the same, the Board's role is to enhance the long-term value of the Company for its shareholders. The Board is elected annually by the Company's shareholders to oversee management and the execution of the Company's strategy, and to ensure that the long-term interests of the shareholders are being served. In order to fulfill these obligations, the Board is responsible for establishing broad corporate policies, setting and overseeing the Company's strategic direction, and overseeing the management of the Company.

*Strategic Planning and Strategic Initiatives.* In addition to and as part of the broad responsibilities described in the immediately preceding paragraph, the Board plays an instrumental oversight role in the strategic planning and initiatives of the Company to ensure that the appropriate processes, systems, and organizational infrastructure is in place to support and align all management teams and functions toward the

execution of the Company's mission, values, and purpose. The Board's oversight role includes succession and organizational planning, human capital management, governance, corporate policy and process development, enterprise risk management, capital structure and allocation, and long-term financial and business planning.

As a part of this role, the Board reviews the Company's strategy with management to ensure that the Company and the Board are aligned on the long-term goals and strategic initiatives of the Company. At every quarterly Board meeting, the Board and management conduct a strategic overview of one of the Company's main restaurant brands (including the international business) and are continually updated throughout the year on the performance of each brand or business unit. Additionally, the Board conducts periodic reviews of the manner in which the Company is allocating its capital to ensure that the Board and the management of the Company are in agreement on how the Company is managing its asset portfolio. Finally, the Board provides direct oversight over certain other strategic initiatives or transactions implemented by the Company, including new store development, franchise acquisitions and development, international development, retail or other business development initiatives, technology initiatives, and the Company's share repurchase activities and dividend program (as applicable). The Board executes its strategic oversight responsibility directly and through its committees as more particularly described below.

*Risk Oversight.* The Board is responsible for overseeing the Company's risk management strategy, including the Company's implementation of appropriate processes to administer day-to-day risk management. The Board executes its oversight responsibility directly and through its committees and is informed about risk management matters as part of its role in its general oversight and approval of corporate matters. The Board provides the Company's management with clear guidance on the risks it believes face the Company, such as the matters disclosed as risk factors in the Company's Annual Report on Form 10-K. Additionally, the Board has delegated certain risk management responsibilities to its Audit Committee, Compensation Committee, and Nominating Committee.

During the 2025 fiscal year, the Board and management of the Company completed a multi-year analysis on the manner in which risk oversight is overseen by the Board and delegated among its committees. The purpose of the analysis was to determine how to distribute responsibilities evenly among the Board and its committees to enable a deeper focus on core areas of responsibility and strategic priority, as well as to evaluate how to assign roles and responsibilities among the specific committee members to leverage both individual and team strengths and to maximize the overall effectiveness of each committee based on the experience and skill of each committee member.

Based on the results of such analysis, the following describes the oversight role of the Board and its committees starting in 2026:

**Board Oversight:** The Board has direct oversight of the Company's enterprise risk management program, including the Company's risk register, and on an annual basis delegates specific oversight responsibilities to the Board's committees and/or subcommittees. The Board had previously delegated this risk oversight responsibility directly to the Audit Committee.

**Audit Committee:** In order to reflect its core responsibilities, the Audit Committee changed its name to the "Finance and Audit Committee." The Audit Committee continues to oversee the Company's disclosure of the Company's financial risks, and continues to oversee the Company's internal and external auditors, the Company's internal controls and financial reporting, as well as continues to review the Company's external filings with the Securities and Exchange Commission. The Audit Committee continues to receive regular reports from the Company's internal auditors on the results of internal audits, the scope and frequency of which are based on comprehensive risk assessments which have been approved by the Audit Committee. Additionally, the core Audit Committee continues to focus on financial, cyber, data, privacy, and artificial intelligence (AI) risks. The Audit Committee receives risk updates from financial-related department level risks including from the Company's accounting, finance, internal audit, and treasury functions. The Company's information governance and crisis and business continuity risk subcommittees (under its overall enterprise risk management program) provides annual risk updates to the Audit Committee regarding the risk-based initiatives they are performing. Finally, as more particularly described below, the Audit Committee will jointly perform an

annual risk assessment of our compensation programs for all employees to determine whether these programs encourage unnecessary or excessive risk taking.

Additionally, the Audit Committee formed the Risk Subcommittee under its purview that will focus on non-financial operational and department level risks.  Wayne L. Jones serves as the initial chairperson of the Risk Subcommittee and all of the members of the Audit Committee are members of the Risk Subcommittee. The Risk Subcommittee receives risk updates from specific departments within the Company as a part of a rotational review of certain risks. Further, the Company's food safety, responsible alcohol service, vendor management, employee and guest safety, and California operations risk subcommittees (under its overall enterprise risk management program) provide annual risk updates to the Risk Subcommittee regarding the risk-based initiatives they are performing.

**Compensation Committee:**  In order to reflect its additional responsibilities, the Compensation Committee changed its name to the "Talent Management and Compensation Committee."  The Compensation Committee continues to oversee the compensation programs for the Company's executive officers and non-employee directors. The Compensation Committee, in fulfilling its oversight responsibilities, designs the compensation packages applicable to the Company's executive officers and Board members. The Compensation Committee also periodically consults with management on the payments of bonuses and grants of stock awards to key employees.  In addition to the duties and responsibilities described below, the Compensation Committee has risk oversight responsibilities over human capital management and strategy, succession planning and leadership continuity, and organizational resiliency. As a part of these risk oversight responsibilities, the Company's human resource department provides an update ton the Compensation Committee on an annual basis on the Company's human capital management strategy.  Additionally, the Company's talent strategy and compliance risk subcommittee (under its overall enterprise risk management program) also provides annual risk updates to the Compensation Committee regarding the risk-based initiatives it is performing.

**Nominating Committee:**  As more particularly described below, the Nominating Committee continues to be responsible for overseeing risks relating to the Company's corporate governance practices.  In addition to the duties and responsibilities described below, the Nominating Committee oversees the Company's shareholder engagement and the Board's new director orientation programs. As a part of this oversight responsibility, the Company's investor relations function provides an update to the Nominating Committee on an annual basis on the Company's investor relations strategy. Additionally, the Nominating Committee has risk oversight responsibilities over the Company's corporate sustainability program. The Company's corporate sustainability risk subcommittee (under its overall enterprise risk management program) also provides annual risk updates to the Nominating Committee regarding the risk-based initiatives it is performing.

*Enterprise Risk Management*. As a part of our enterprise risk management process and under the oversight of the Board, the Company has formed a series of subject matter risk committees that are composed of cross-functional leaders within the Company that specialize in specific areas of risk previously identified by the Company, which regularly meet and report their activities to the enterprise risk management ("**_ERM_**") team. These subject matter risk committees focus on specific risks relating to business continuity / crisis management, food safety, responsible alcohol service, employment compliance, information governance (including data privacy compliance and the Company's use of artificial intelligence), vendor management, employee and guest safety, California operations, and corporate sustainability. The ERM team, consisting of members of senior leadership, meets regularly to identify emerging risk areas and key risk areas for the Company, and serves as a liaison between the subject matter risk committees and the executive risk committee described below. Additionally, the ERM team conducts a periodic review of a risk register, including an in-depth focus on high priority risks, as well as evaluates the composition of existing subject matter risk committees and/or the potential need for the creation of new subject matter risk committees based on its review of the risk register and conducts a gap analysis with respect to the key risks identified on the Company's risk register to the Company's applicable lines of available insurance coverage, as well as a gap analysis to compare the key risks identified on the Company's risk register and the risks outlined on a recently completed materiality assessment. While the risk register previously was reviewed by the Audit Committee and the executive risk committee, moving forward, the risk register will be reviewed by the entire Board and the executive risk committee. Finally, the Company has an executive risk committee consisting of the Named Executive Officers, the ERM team, and

certain other key members of management which meet twice a year to determine risk priorities, receive reports from the various risk subcommittees on their respective priorities and initiatives, and make decisions on key areas of risk.

Additionally, as indicated above, the ERM team regularly updates the Board (previously the Audit Committee in 2025) on the results of its risk management activities at least twice per year. Moreover, specific subject matter risk committees periodically report to the Audit Committee (or its Risk Subcommittee), the Compensation Committee, and/or the Nominating Committee (as applicable) on the risk-based initiatives being performed by the applicable internal risk subcommittee. The Audit Committee (or its Risk Subcommittee), the Compensation Committee, and the Nominating Committee (as and if applicable) are routinely advised of strategic, operational, financial, human capital, legal, data privacy, corporate sustainability, responsible alcohol service, and cybersecurity risks, and the applicable Board committee reviews and is informed of specific activities to manage these risks, such as policies and procedures, insurance plans, indemnification obligations, and internal controls (as and if applicable).

*Compensation Risk Analysis.* The Audit Committee and the Compensation Committee jointly perform an annual risk assessment of our compensation programs for all employees to determine whether these programs encourage unnecessary or excessive risk taking. In conducting this review, each of our compensation programs is evaluated on a number of criteria aimed at identifying any incentive programs that deviate from our risk management objectives. Based on this review in 2025, both the Audit Committee and the Compensation Committee concluded that we have the right combination of rewards and incentives to drive company performance, without encouraging unnecessary or excessive risk taking by our employees. In connection with the foregoing, the Company has not established a system of incentives that is reasonably likely to lead to excessive or inappropriate risk taking by employees or create a risk reasonably likely to have a material adverse effect on the Company. Specifically, the Audit Committee and the Compensation Committee identified the following components of our compensation programs that mitigate the likelihood of excessive risk taking to meet performance targets: equity incentive compensation in the form of restricted stock units; long term contracts and a financial buy-in requirement for restaurant management; a guaranteed base salary within our support center management personnel; minimums and maximums on profit sharing compensation within our support center management personnel; robust internal controls; operational focus on top line sales growth; and, a business model which focuses on a strong balance sheet, relatively low debt, prudent growth, and sustainable long-term profitability. The Board's oversight roles, including the roles of the Audit Committee and the Compensation Committee, allow the Board to effectively administer risk management policies while also effectively and efficiently addressing Company objectives. The Board expects to continue to involve Company management in its deliberations and decision-making in order to administer risk management policies effectively.

*Cybersecurity*. In the course of our operations, the Company receives and maintains sensitive information from our guests, employees, partners and business operations. To address cybersecurity threats to this information, the Company has used a risk-based approach to create and implement a detailed set of information security policies and procedures that are based on frameworks established by the National Institute of Standards and Technology. The Company's Head of Information Security leads the Company's cybersecurity efforts under the direct oversight of our Chief Technology Officer. These individuals, including the members of the cybersecurity team, have an average of 17 years of experience involving information technology, including security, auditing, compliance, systems, and programming. Additionally, the Company engages in the use of external cybersecurity experts for training, contingency planning, consultation, and process documentation.

The Company has implemented detective and preventative controls designed to ensure the appropriate level of protection for the confidentiality, integrity, and availability of data stored on or transferred through our information technology resources. Additionally, we have a risk assessment process to identify risks associated with our use of third-party service providers and have implemented specific processes and controls designed to mitigate those identified risks. Both internal and third-party audits are performed routinely to verify that these controls are effective. Additionally, the Company has implemented training programs designed to provide best practices for protecting our network and systems, and routinely leads exercises for employees to reinforce the risk and proper handling of targeted emails. The Company's Head of Information Security is responsible for

developing and implementing these controls and training exercises with support from our information technology department.

The Company's enterprise risk management program has established an internal risk subcommittee to evaluate information governance risks including risks associated with the Company's use of artificial intelligence (AI). This risk subcommittee comprises members of management of the Company's information technology, human resources, marketing, accounting, risk, procurement, training, finance, and legal functions. This risk subcommittee is focused on performing risk assessments to identify areas of concern and implement appropriate changes to enhance its cybersecurity and privacy policies and procedures. The internal risk subcommittee is informed of the Company's risk prevention and mitigation efforts on at least a biannual basis by the Head of Information Security. The risk subcommittee is also briefed on detection and remediation of cybersecurity incidents in a timely manner following the detection of any potential events.

The Company has a crisis response team comprising senior members of various corporate functions to oversee the response to various crises including potential crises arising from cybersecurity incidents that may impact the Company and/or its vendor partners. This team conducts regular tabletop exercises to simulate responses to cybersecurity incidents. To the extent there is a cybersecurity incident impacting the Company and/or a vendor partner, the crisis response team's process would be to ensure that our Head of Information Security and Chief Technology Officer are informed immediately and that the potential impact of the incident and remedial measures arising from the incident are communicated to the executive officers of the Company.

The Board oversees the Company's risk assessment and risk management practices and strategies including oversight of the Company's enterprise risk management program. As a part of this oversight, the Board has delegated certain risk oversight responsibilities to its various committees as more particularly described above. In furtherance of the foregoing, the Board has delegated oversight responsibility of cybersecurity, AI and privacy risks to the Audit Committee. As a part of this oversight role, the Audit Committee receives regular updates from management on cybersecurity, AI, and privacy risks impacting the Company, which includes benchmarking these risks versus the industry. Our Board members also engage in ad hoc conversations with management on cybersecurity-related news events, receive training specific to cybersecurity risks and threats, and regularly discuss any updates to our cybersecurity risk management and strategy programs.

*Corporate Sustainability.* Both the Board and the Company take great pride in our corporate sustainability program and our appreciation for, and commitment to, our employees and for the communities in which we serve. Our commitment is evident from our passion and history of dedication to corporate citizenship and the manner in which we often consider sustainability as part of our strategy, operating model and overall decision-making process. This commitment includes not only the continued execution of our existing corporate sustainability activities but also identifying future opportunities. We actively pursue partnerships and opportunities that help conserve resources, reduce waste, and have a positive impact on our communities, as well as partner with other organizations and source products from suppliers who share our commitment to corporate sustainability. As a result, the Board reviews the Company's corporate sustainability initiatives as a part of their oversight role of the Company's business strategy and risk management. In particular, the Board, through itself or its committees, receives periodic updates, at least annually, of our corporate sustainability initiatives from management. The Company also includes an update on some of these initiatives in the Company's Annual Report.

Additionally and as described above, risks relating to corporate sustainability are managed by the Company as a part of the Company's enterprise risk management program and under the oversight of the Nominating Committee. In connection with the same, the Company has established an internal subject matter risk subcommittee to evaluate environmental, social, and governance matters. This corporate sustainability risk subcommittee is comprised of members of management from the Company's legal, human resources, communications, procurement, investor relations, development, internal audit, and SEC reporting functions. At least annually, the corporate sustainability risk committee reports to the Nominating Committee regarding the risk-based initiatives it is performing.

In 2017, we released our initial corporate sustainability report which outlined the four core pillars of our corporate sustainability efforts: Food, Community, Employees, and Conservation. Our goal is to update our corporate sustainability report annually. The current report is available on the Company's website at *www.texasroadhouse.com*. Unless specifically incorporated by reference, the content posted on, or accessible through, our website is not incorporated by reference into this proxy statement or any of our filings with the Securities and Exchange Commission (the "**SEC**") and may be revised by us (in whole or in part) at any time and from time to time.

## Committees of the Board

The Board has three standing committees:

(i)   the Audit Committee;

(ii)  the Compensation Committee; and

(iii) the Nominating Committee.

The Board has adopted a written charter for each of these committees, which set out the functions and responsibilities of each committee. The charters of these committees are available in their entirety on our website at *www.texasroadhouse.com*. Please note, however, that the information contained on the website is not incorporated by reference in, nor considered to be a part of, this proxy statement.

Additionally, starting in fiscal year 2026, the Audit Committee formed the Risk Subcommittee under its purview that will focus on non-financial operational and department level risks.  Wayne L. Jones serves as the initial chairperson of the Risk Subcommittee and all of the members of the Audit Committee are members of the Risk Subcommittee.

*Finance and Audit Committee.*

| FINANCE AND AUDIT COMMITTEE | |
|---|---|
| **Committee Members (2025):**<br><br>Donna E. Epps (Chair)<br>Jane Grote Abell<br>Michael A. Crawford<br>Wayne L. Jones<br>Gregory N. Moore<br>Curtis A. Warfield<br><br>**Committee Members (2026):**<br><br>Donna E. Epps (Chair)<br>Jane Grote Abell<br>Michael A. Crawford<br>Wayne L. Jones<br>Gregory N. Moore<br>Curtis A. Warfield<br><br>**Number of Meetings in 2025:** 11 | **Committee Functions:**<br><br>As described in its charter, the Audit Committee:<br><br>• assists the Board in fulfilling its oversight responsibilities relating to:<br><br>   • the integrity of the Company's consolidated financial statements;<br>   • the Company's risk assessment and risk management practices and strategies;<br>   • the Company's compliance with legal and regulatory requirements;<br>   • the independence and performance of the Company's internal and external auditors; and<br>   • the Company's internal controls and financial reporting practices;<br><br>• is directly responsible for the following:<br><br>   • pre-approving all audit and permitted non-audit related services provided by our independent auditors (which can be found on the Company's website at *www.texasroadhouse.com*);<br>   • the appointment, compensation, retention, and oversight of the Company's independent auditors; and<br>   • periodically reviewing the Company's independent auditors (which entails evaluating the service level of the incumbent independent auditor on an annual basis, which includes criteria such as prior year quality of service, industry and technical expertise, independence, resource availability, and reasonableness and competitiveness of fees, as well as soliciting the input of key management employees during its evaluation);<br><br>• reviews all of the Company's earnings press releases, Quarterly and Annual Reports on Form 10-Q and Form 10-K, respectively, prior to filing with the SEC, and such other applicable financial disclosure documents (as and if applicable); and<br><br>• is responsible for producing an annual report on its activities for inclusion in this proxy statement. |
| **Independence:** All of the current members of the Audit Committee are "*independent*" under all applicable rules, including the listing standards under Nasdaq Marketplace Rule 5605(a)(2) and the requirements of the SEC, and all members of the Audit Committee during the 2025 fiscal year were "*independent*" under such applicable rules. | |

**Risk Subcommittee:** The Audit Committee has established the Risk Subcommittee under its purview that focuses on non-financial operational and department level risks. Wayne L. Jones serves as the initial chairperson of the Risk Subcommittee and all of the members of the Audit Committee are members of the Risk Subcommittee. The Risk Subcommittee receives risk updates from specific departments within the Company as a part of a rotational review of certain risks. Further, the Company's food safety, responsible alcohol service, vendor management, employee and guest safety, and California operations risk subcommittees (under its overall enterprise risk management program) provide annual risk updates to the Risk Subcommittee (under the purview of the Audit Committee) regarding the risk-based initiatives they are performing.

*Talent Management and Compensation Committee.*

| TALENT MANAGEMENT AND COMPENSATION COMMITTEE | |
|---|---|
| **Committee Members (2025):**<br><br>Michael A. Crawford (Chair)<br>Gregory N. Moore<br>Kathleen M. Widmer<br><br>**Committee Members (2026):**<br><br>Michael A. Crawford (Chair)<br>Jane Grote Abell<br>Gregory N. Moore<br>Kathleen M. Widmer*<br><br>**Number of Meetings in 2025:** 5<br><br>*Ms. Widmer served on the Compensation Committee through her retirement on February 11, 2026 | **Committee Functions:**<br><br>As described in its charter, the Compensation Committee:<br><br>• assists the Board in fulfilling its responsibilities relating to the design, administration, and oversight of employee compensation programs and benefit plans of the Company's executive officers;<br><br>• assists the Board in discharging its duties relating to the compensation of the Company's executive officers and non-employee directors;<br><br>• reviews the performance of the Company's executive officers;<br><br>• reviews and discusses with management the "Compensation Discussion and Analysis" in this proxy statement and recommends its inclusion in this proxy statement to the Board, as well as performs the other duties and responsibilities described in its charter;<br><br>• provides oversight and guidance as to senior management succession planning; and<br><br>• provides oversight and guidance as to the Company's management of human capital matters. |
| **Independence:** All of the current members of the Compensation Committee are "***independent***" under all applicable rules, including the listing standards under Nasdaq Marketplace Rule 5605(a)(2) and the requirements of the SEC, and all members of the Compensation Committee during the 2025 fiscal year were "***independent***" under such applicable rules. | |

*Nominating and Corporate Governance Committee.*

| NOMINATING AND CORPORATE GOVERNANCE COMMITTEE | |
|---|---|
| **Committee Members (2025):**<br><br>Curtis A. Warfield (Chair)<br>Jane Grote Abell<br>Donna E. Epps<br>Wayne L. Jones<br>Kathleen M. Widmer<br><br>**Committee Members (2026):**<br><br>Curtis Warfield (Chair)<br>Donna E. Epps<br>Wayne L. Jones<br>Kathleen M. Widmer*<br><br>**Number of Meetings in 2025:** 5<br><br>*Ms. Widmer served on the Compensation Committee through her retirement on February 11, 2026 | **Committee Functions:**<br><br>As described in its charter, the Nominating Committee assists the Board in:<br><br>• identifying potential candidates for consideration in the event of vacancy on the Board and/or the Board determines that a new director is necessary and screen individuals qualified to become members of the Board consistent with the Nominating Committee's screening guidelines and criteria;<br><br>• if a vacancy on the Board occurs, making recommendations to the Board regarding the selection and approval of the candidate to fill such vacancy either by election by the Company's shareholders or appointment by the Board;<br><br>• reviewing the qualifications and independence of, approving the nominations of, and recommending to the Board those persons to be nominated for membership on the Board and presented for shareholder approval at the annual meeting;<br><br>• developing and recommending to the Board a set of corporate governance principles;<br><br>• overseeing the Company's corporate governance program including the recommendation of best practices for such program; and<br><br>• overseeing the Company's shareholder engagement program. |
| **Independence:** All of the current members of the Nominating Committee are "***independent***" under all applicable rules, including the listing standards under Nasdaq Marketplace Rule 5605(a)(2) and the requirements of the SEC, and all members of the Nominating Committee during the 2025 fiscal year were "***independent***" under such applicable rules. | |

*Self-Assessments; Other Public Boards*. The Nominating Committee annually conducts on the Board's behalf a confidential self-assessment. As a part of the annual self-assessment, each director provides, without limitation, an assessment on the effectiveness and functionality of the Board. Each director completes an assessment form and sends it to the chairperson of the Nominating Committee, who compiles the results and presents them to the Board. In connection with such self-assessment process and the preparation of the Company's D&O Questionnaires, the Nominating Committee, together with the Chairman of the Board, evaluate each director's upcoming professional responsibilities to determine the committees on which such non-employee directors will serve and to evaluate each director's ability to perform its duties as set forth in the Company's Corporate Governance Guidelines.

A similar process occurs in instances in which a director desires to serve on another public company board. Under our Corporate Governance Guidelines, a director is limited to the number of other public company boards, in addition to our Board, on which a director may serve to not more than four, except when the Board determines that specific circumstances exist to allow for the director to serve on the additional Board. Before accepting an invitation on another board, the director is required to advise the Chairman of the Board, the Vice Chairman of the Board, and the chairperson of the Nominating Committee and provide such information reasonably necessary to allow for the Board to determine whether accepting the position will adversely impact

the director's ability to serve the Company considering all facts and circumstances, including the potential leadership roles the applicable director would serve with such additional public company, the various committee(s) that such director will serve, and the employment status of the director.

*Board Matrix.* The Nominating Committee routinely evaluates the size and composition of the Board and the variety of professional expertise represented by the Board members in relation to the Company's business. To assist in this process, the Nominating Committee has developed a board skills matrix that is used to identify certain interpersonal and professional skills and experience desirable for some and/or all of the directors on the Board. The interpersonal skills are personal attributes that each director should possess and include ethics and integrity, leadership skills, negotiation skills, and crisis management skills. The professional skills are an assessment of governance and industry-based skill areas which should be held collectively by the Board but not necessarily by each director and contain skills relating to (i) management and governance skills, (ii) financial, risk, and compliance skills, and (iii) sector and industry specific skills. As a part of its review of those persons to be nominated for membership on the Board at the Annual Meeting, the Nominating Committee takes a holistic view of the Board to strive to have a diverse Board in terms of core skills, industry experience, tenure and other diversity characteristics or experiences.

## Policy Regarding Consideration of Candidates for Director

Shareholder recommendations for Board membership should include, at a minimum, the name of the candidate, age, contact information, present principal occupation or employment, qualifications and skills, background, last five years' employment and business experience, a description of current or previous service as director of any corporation or organization, other relevant biographical information, and the nominee's consent to service on the Board. Under the Company's bylaws, in order for a shareholder nominee to be eligible for election or reelection as a director of the Company, such shareholder nominee will be required to (i) complete and deliver a detailed questionnaire in the form that current non-employee directors and executive officers of the Company complete, and (ii) complete and deliver a signed written representation and agreement in the form that current non-employee directors and executive officers of the Company have completed providing that such proposed nominee (A) is not and will not become a party to (i) any transaction, agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director, will act or vote on any issue or question (a "***Voting Commitment***") that has not been disclosed to the Company, or (ii) any Voting Commitment that could limit or interfere with such proposed nominee's ability to comply, if elected as a director, with such proposed nominee's fiduciary duties under applicable law, (B) is not, and will not become a party to, any transaction, agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, payment, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Company, (C) in such proposed nominee's individual capacity, would be in compliance, if elected as a director, and will comply with applicable law (including applicable fiduciary duties under state law), stock exchange listing standards and publicly disclosed corporate governance, ethics, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Company, and any other Company policies and guidelines applicable to directors, (D) intends to serve a full term if elected as a director, and (E) will provide facts, statements and other information in all communications with the Company and its stockholders that are or will be true and correct in all material respects, and that do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading.

The Nominating Committee may consider such other factors as it may deem are in the best interest of the Company and its shareholders. The Board has adopted Corporate Governance Guidelines which provide that, if and when the Board determines that it is necessary or desirable to add or replace a director, the Nominating Committee will seek diverse candidates, taking into account diversity in all respects (including gender, race, age, board service, background, education, skill set, and financial acumen, along with knowledge and experience in areas that are relevant to the Company's business), when evaluating potential nominees. The manner in which the Nominating Committee evaluates a potential nominee will not differ based on whether the nominee is recommended by a shareholder of the Company.

The Company currently retains a corporate recruiter to assist in identifying candidates for open positions at the Company. Upon request, this recruiter also assists in identifying and evaluating director candidates. While the Company does not routinely pay an additional fee for this service, based on the recent additions to our Board described below, we have paid certain amounts to a corporate recruiter for their assistance in 2026.

On August 14, 2025, Hugh J. Carroll was appointed to the Board as an executive director. In connection with the appointment, the Board desired to add a Board member with extensive experience and knowledge in international restaurant operations and franchising. Mr. Carroll was appointed as a director because of his role as President of International of the Company, his executive experience, his international experience, and his in-depth knowledge of the restaurant industry and the Company. Mr. Carroll retired from his management role at the Company at the beginning of January 2026 and is currently serving on the Board as a non-independent non-employee director.

Additionally, on February 11, 2026, Ms. Widmer notified the Board of her decision to retire from the Board, effective as of February 11, 2026, in order to focus on the launch of her new business venture. The Company thanks Ms. Widmer for her nearly 13 years of service on the Board and the tremendous value that she has brought to the Company during her tenure.

Finally, on March 5, 2026, the Nominating Committee recommended to the Board that the number of directors be increased by one and that Ms. Ingram be appointed to the Board as an independent director; the Board approved this recommendation. In connection with the appointment, the Board desired to add a Board member with executive experience who has extensive knowledge of the restaurant industry and a marketing background. Ms. Ingram had previously been referred to the Nominating Committee by our corporate recruiter as a part of the nationwide search to add a new Board member in February 2024. At that time, Ms. Ingram met extensively with management of the Company and our existing members of the Board. Since February 2024, members of the Board had been in consistent communication and contact with Ms. Ingram about potentially becoming a member of the Board in the future. Ms. Ingram was nominated as an independent director because of her executive and board experience as well as her extensive knowledge of the restaurant industry and marketing background.

## Compensation of Directors

As further discussed in the "Compensation Discussion and Analysis," in 2024, the Compensation Committee engaged FW Cook as an independent compensation consultant to advise the Compensation Committee on non-employee director compensation beginning with the 2025 calendar year. As a part of their review, FW Cook reviewed the non-employee director compensation of the peer companies described in this proxy statement as well as utilized their industry knowledge for companies in-between mid-cap and large-cap sizes. Based on the Compensation Committee's review of FW Cook's report and recommendations and as a part of establishing non-employee director compensation for each non-employee director's 2025 calendar year service, the Compensation Committee (A) increased certain portions of the cash components for the non-employee director compensation to further align with its peer companies and industry practices for companies between mid-cap and large-cap companies; and (B) reduced a portion of the equity component for non-employee director compensation so that the total compensation for each non-employee director is not as heavily weighted on equity. The Compensation Committee applied the same rationale when establishing the non-employee director compensation for each non-employee director's 2026 calendar year service.

Similar to our compensation philosophy for our executive officers, we believe that issuing service based restricted stock units to our non-employee directors aligns their interests with those of our shareholders. Specifically, since the bulk of each non-employee director's compensation lies in the value of the service based restricted stock units granted, the non-employee directors are motivated to continually improve the Company's performance in the hope that the performance will be reflected by the stock price on the vesting date of their service based restricted stock units. Moreover, we believe that the service based restricted stock unit awards drive director alignment with maximizing shareholder value because the value of the service based restricted stock units varies in response to investor sentiment regarding overall Company performance at the time of vesting.

As described more fully below, the following table summarizes the total compensation earned for the 2025 calendar year for each of the non-employee directors.

| 2025 Director Compensation Table | | | | |
|---|---|---|---|---|
| Name | Fees Earned or Paid in Cash ($) | | Grant Date Fair Value of Stock Awards ($)(1) | Total ($) |
| Jane Grote Abell | 67,500 | | 217,524 | 285,024 |
| Michael A. Crawford | 80,000 | (2) | 217,524 | 297,524 |
| Donna E. Epps | 92,500 | (3) | 217,524 | 310,024 |
| Wayne L. Jones | 67,500 | | 217,524 | 285,024 |
| Gregory N. Moore | 142,500 | (4) | 308,159 | 450,659 |
| Curtis A. Warfield | 80,000 | (5) | 217,524 | 297,524 |
| Kathleen M. Widmer | 65,000 | | 217,524 | 282,524 |
| James R. Zarley | 16,875 | (6) | 217,524 (7) | 234,399 |

(1)     The Compensation Committee agreed that with respect to (i) the Chairman of the Board's 2025 calendar year service, he received an annual grant of service based restricted stock units equal to $315,000 divided by the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares; and (ii) for each remaining non-employee director's 2025 year service, each received an annual grant of service based restricted stock units equal to $225,000 divided by the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares. Except as described in footnote (7), all service based restricted stock units described in this paragraph were granted on January 8, 2025 and vested on January 8, 2026 in accordance with the terms of a previously approved restricted stock unit agreement.

For the service based restricted stock units described in footnote (1), fair value is equal to the closing price of the Company's common stock on the trading day immediately preceding the date of the grant, which was $181.27 for the grants to the non-employee directors. Using the formula described in the immediately foregoing paragraph of footnote (1), Mr. Moore, as Chairman of the Board, was granted 1,700 service based restricted stock units for his 2025 calendar year service, and each remaining non-employee director was granted 1,200 service based restricted stock units for their respective 2025 calendar year service. The amounts listed above represent the grant date fair value determined in accordance with U.S. generally accepted accounting principles ("*U.S. GAAP*") of restricted stock units granted under the Company's 2021 Long-Term Incentive Plan. Detailed information under U.S. GAAP is set forth in Note 14 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2025. No other equity awards were granted to the non-employee directors during the period of time covered by this table. The Company cautions that the amounts reported in the Director Compensation Table for these awards may not represent the amounts that the non-employee directors will actually realize from the awards. Whether, and to what extent, a non-employee director realizes value on these awards will depend on a number of factors, including the Company's actual operating performance, stock price fluctuations, and the non-employee director's continued service on the Board.

Additionally, the total compensation for any non-employee director may not exceed $500,000, which amount shall be calculated by adding (i) the total cash compensation to be paid for services rendered by a non-employee director in any given fiscal year to (ii) the grant date value of any equity granted to such non-employee director in that fiscal year. This cap on Board total compensation is included in the Company's 2021 Long-Term Incentive Plan.

(2)     This amount includes the $12,500 annual fee for serving as the chairperson of the Compensation Committee.

(3)     This amount includes the $25,000 annual fee for serving as the chairperson of the Audit Committee.

(4)     This amount includes the $75,000 annual fee for serving as the Chairman of the Board.

(5)     This amount includes the $12,500 annual fee for serving as the chairperson of the Nominating Committee.

(6)     This amount reflects the prorated amount of Mr. Zarley's annual base fee for his partial 2025 calendar service on the Board.

(7)     As described above, Mr. Zarley did not stand for re-election at the 2025 annual shareholder meeting. Upon his retirement from the Board, Mr. Zarley forfeited his right to receive the 1,200 service based restricted stock units relating to his 2025 calendar year service that would have vested on January 8, 2026.

The Compensation Committee established that all non-employee directors would receive the amounts set forth below for cash and stock compensation relating to their 2025 calendar year service:

| 2025 Director Compensation | |
|---|---|
| **Cash Compensation** | |
| Non-Employee Director Base Fee | $45,000 |
| Chairman of the Board | $75,000 |
| Chair of Audit Committee | $25,000 |
| Chair of Compensation Committee | $12,500 |
| Chair of Nominating Committee | $12,500 |
| Member of Audit Committee | $12,500 |
| Member of Compensation Committee | $10,000 |
| Member of Nominating Committee | $10,000 |
| Meeting Attendance | N/A |
| **Stock Compensation** | |
| Chairman of the Board | Annual grant of service based restricted stock units equal to $315,000 divided by the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares, which was $181.27. These restricted stock units were granted on January 8, 2025 and vested on January 8, 2026.  Based on the foregoing, the Chairman of the Board received 1,700 service based restricted stock units for his 2025 calendar year service. |
| Non-Employee Director | Annual grant of service based restricted stock units equal to $225,000 divided by the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares, which was $181.27. These restricted stock units were granted on January 8, 2025 and vested on January 8, 2026.  Based on the foregoing, each remaining non-employee director received 1,200 service based restricted stock units for their respective 2025 calendar year service. |

The Compensation Committee established that all non-employee directors will receive the amounts set forth below for cash and stock compensation relating to their 2026 calendar year service:

| 2026 Director Compensation | |
|---|---|
| **Cash Compensation** | |
| Non-Employee Director Base Fee | $50,000 |
| Chairman of the Board | $75,000 |
| Chair of Audit Committee | $25,000 |
| Chair of Compensation Committee | $12,500 |
| Chair of Nominating Committee | $12,500 |
| Member of Audit Committee | $12,500 |
| Member of Compensation Committee | $10,000 |
| Member of Nominating Committee | $10,000 |
| Meeting Attendance | N/A |
| **Stock Compensation** | |
| Chairman of the Board | Annual grant of service based restricted stock units equal to $315,000 divided by the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares, which was $180.79. These restricted stock units were granted on January 8, 2026 and will vest on January 8, 2027. Based on the foregoing, the Chairman of the Board received 1,700 service based restricted stock units for his 2026 calendar year service. |
| Non-Employee Director | Annual grant of service based restricted stock units equal to $225,000 divided by the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares, which was $180.79. These restricted stock units were granted on January 8, 2026 and will vest on January 8, 2027. Based on the foregoing, each remaining non-employee director received 1,200 service based restricted stock units for their respective 2026 calendar year service. |

A description of the compensation relating to Mr. Morgan's 2025 fiscal year service is set forth in the Summary Compensation Table, and the compensation for Mr. Carroll for his 2025 fiscal year is set forth in the Related Party Transaction section. Additionally, in connection with Ms. Ingram's appointment to the Board, on March 5, 2026, she was granted 1,000 service based restricted stock units, which represents the prorated amount of service based restricted stock units granted to the other non-employee directors as described above. The fair value is equal to the closing price of the Company's common stock on the trading day immediately preceding the grant, which was $178.70 for the grant to Ms. Ingram. These service based restricted stock units will vest on January 8, 2027.

**Code of Conduct and Related Corporate Governance Policies**

*Code of Conduct.* The Board has approved and adopted a Code of Conduct that applies to all directors, officers and employees, including the Company's principal executive officer and the principal financial officer. We are committed to Passion, Partnership, Integrity and Fun…All with Purpose! The Code of Conduct is our guide as we apply these core values in our treatment of our fellow employees and how we run our business. Our Code of Conduct also encompasses our principles and practices relating to the ethical conduct of the Company's business and commitment to complying with all laws affecting the Company's business.

We take all reported concerns or possible violations of our Code of Conduct seriously and will promptly and thoroughly investigate each reported concern as confidentially as possible. The Code of Conduct establishes three separate ways in which any person may submit confidential and anonymous reports of suspected or actual violations of the Code of Conduct. If an individual files a report, then the concerns will be directed to the appropriate personnel for investigation. We do not retaliate against any person who raises questions, reports concerns, or who participates in an investigation related to the Code of Conduct.

The Code of Conduct is available in its entirety on the Company's website at *www.texasroadhouse.com*. The Company will post on its website any amendments to, or waivers from, its Code of Conduct, if any, that apply to the principal executive officer, the principal financial officer, principal accounting officer or controller, or persons performing similar functions.

*Vendor Expectations.* In addition to the Company's Code of Conduct, the Company has established vendor expectations setting forth our expectations regarding our relationship with our vendors, including the manner in which our vendors conduct their business, the manner in which they treat their employees, and our expectation that our vendors will comply with all applicable laws and regulations relating to their business operations including those laws prohibiting the use of forced labor or the facilitation of slavery and human trafficking. Our vendor expectations are available in their entirety on the Company's website at *www.texasroadhouse.com*.

*Corporate Governance Guidelines.* The Board believes that good corporate governance is critical to the Company's objectives of delivering long-term value to its shareholders. In furtherance of this belief, the Board has adopted its Corporate Governance Guidelines – which set forth flexible guidelines for the framework of the Board's key corporate governance practices and policies. The Nominating Committee oversees these governance issues, and pursuant to its charter, is responsible for at least annually reviewing the Corporate Governance Guidelines and to make recommendations to the Board for future changes and modifications. The Nominating Committee continually evaluates our corporate governance practices through the ongoing monitoring of emerging best practices and annual benchmarking and review of our corporate governance practices.

Our Corporate Governance Guidelines cover, without limitation, the following topics:

| | |
|---|---|
| • The Board's Role in Strategy and Risk Oversight | • The Board's Role in Overseeing Company's Corporate Sustainability Initiatives |
| • Board Size | • Director Qualifications |
| • Age Limit Policy | • Director Independence |
| • Director Responsibilities | • Board Orientation and Continued Education |
| • Role of Lead Director | • Board Diversity |
| • Confidentiality Obligations | • Board Self-Assessment Process |
| • Board's Access to Management and Independent Advisors | • Notification Obligation of Significant Change in Personal or Professional Circumstances |
| • Other Public Company Directorships | • Stock Ownership Guidelines |
| • Board's Role in Overseeing Succession and Organizational Planning for Senior Management | • Review of Director / Executive Compensation |

The most current version of our Corporate Governance Guidelines, as well as the other corporate governance documents listed below, are available on our website at *www.texasroadhouse.com* in the Investors Section:

- Amended and Restated Bylaws for Texas Roadhouse, Inc.;
- Restated Certificate of Incorporation for Texas Roadhouse, Inc.;
- Code of Conduct and Code of Conduct Changes-At-A-Glance (English and Spanish versions);
- Committee Charters (Finance and Audit Committee, Talent Management and Compensation Committee, and Nominating and Corporate Governance Committee);

- Anti-Bribery and Corruption Policy; and
- Policy Relating to Approval of Audit and Non-Audit Services.

Throughout this proxy statement, we may refer to various documents that are available on our website. The contents posted on, or accessible through, our website are not incorporated by reference into this proxy statement or any of our filings with the SEC and may be revised by us (in whole or in part) at any time and from time to time.

*Stock Trading Policy.* The Company has adopted the Texas Roadhouse, Inc. Stock Trading Policy that applies to our employees, agents, members of the Board and their respective immediate family members in order to reduce the risk that such individuals might be found in violation of federal and state securities laws. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

Under the Stock Trading Policy, individuals covered by the policy are:

- Expressly prohibited from trading in securities of the Company and/or any of its vendors if the person is in possession of material, non-public information;
- Expressly prohibited from communicating material non-public information to others who trade on the basis of such information; and
- Required to comply with certain pre-clearance and blackout procedures as further described in the policy.

The Stock Trading Policy also describes our prohibition on speculative trading (as further described in the Compensation Discussion and Analysis section described below), the possible consequences for violating the policy and securities laws, and the manner in which covered persons may enter into 10b5-1 plans.

The Company believes these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards.

## Stock Ownership Guidelines

Our Board has adopted stock ownership guidelines to further align the financial interests of the Company's executive officers and non-employee directors with the interests of our shareholders. The table below outlines the Company's stock ownership guidelines adopted by the Board:

| STOCK OWNERSHIP GUIDELINES | |
|---|---|
| **Position** | **Minimum Stock Ownership** |
| Chief Executive Officer | 5x Annual Base Salary |
| President | 4x Annual Base Salary |
| All Other Named Executive Officers | 3x Annual Base Salary |
| Director | Greater of (A) 5x Annual Cash Compensation or (B) $500,000 |

The executive officers and non-employee directors are expected to achieve the stock ownership levels under these guidelines within five years of assuming their respective positions. The Nominating Committee evaluates compliance with these stock ownership guidelines at the end of each fiscal year and it will be calculated based on the Company's closing stock price on the last trading day of the applicable fiscal year. All executive officers and non-employee directors who have been in their role for at least five years were in compliance with these stock ownership guidelines at the end of the 2025 fiscal year.

## Succession Planning

The Board and the Company recognize the importance of continuity of leadership to ensure a smooth transition for its employees, guests, and shareholders. In furtherance of the foregoing and as described in its charter, the Compensation Committee is responsible for periodically reporting to the Board the status of succession planning for senior management, including guidance regarding succession in the event of an emergency or retirement, and the evaluation of potential successors to the executive officers and other key members of senior management. As a part of this process, both the Board and the Compensation Committee meet with certain members of management to review the top and emerging talent internally, their level of readiness, and development needs.

## Mandatory Retirement Age for Board Service

The Board and the Nominating Committee have established a mandatory retirement age for the non-employee directors on the Board. In furtherance of the foregoing, in no event shall any non-employee be elected, re-elected, and/or appointed to the Board if such non-employee is 75 years or older at the time of such election, re-election, and/or appointment; provided, however, any director who began serving on the Board prior to 2006 shall be permitted to be re-elected to the Board so long as they are not 80 years or older at the time of such re-election.

In furtherance of this policy, Mr. Zarley did not stand for re-election at the 2025 annual shareholder meeting. At the time of his retirement from the Board, Mr. Zarley was our longest tenured member of the Board, being appointed to the Board in 2004 as a part of the Company's initial public offering. During his time on the Board, he served on each of the three committees of the Board and has provided both formal and informal mentorship and leadership.

## Shareholder Engagement

Shareholder engagement is an important component of our overall approach to corporate governance. It provides us the opportunity to update investors on our business as well as to solicit and receive feedback from them. Our Investor Relations team serves as our primary point of contact with investors, potential investors, and investment analysts. Additionally, throughout the year, members of our executive team, Board, and restaurant-level operators may participate in the investor dialogue.

Our interaction with the investment community occurs in a number of ways, including one-on-one and group phone calls, analyst-sponsored conferences, our annual shareholder meetings, and our quarterly earnings calls. Topics discussed vary but typically include corporate strategy, financial results and outlook, new restaurant development, commodity and labor inflation, capital allocation, and various governance, human capital, and corporate sustainability matters. The Nominating Committee has oversight responsibility relating to the Company's shareholder engagement program.  As a part of this oversight responsibility, the Company's investor relations function provides an update to the Nominating Committee on an annual basis on the Company's investor relations strategy. Investor feedback and sentiment is shared with senior management and members of the Nominating Committee on a regular basis.

During 2025, management of the Company interacted with shareholders owning over 65% of the outstanding shares of the Company as of the end of fiscal year 2025. These interactions ranged from one-on-one phone/video calls, face-to-face meetings at investor conferences, video calls during virtual non-deal roadshows, participants listening to virtual fireside chats between members of management and sell-side analysts, and conversations with stewardship teams regarding corporate governance.

## Board Orientation and Continuing Education

The Board believes that a thorough understanding of the Company's business is required to enable a director to make a substantial contribution to the Board. As such, all new directors will participate in an orientation program within a reasonable period of time following such director's initial appointment or election to the Board. The Nominating Committee is responsible for overseeing the Board's orientation program, which may consist of meetings with senior management of the Company designed to familiarize each new director with the Company's strategic plans, financial planning and key policies and procedures, as well as training within the Company's restaurant facilities. Additionally, the Company, from time to time, may provide the Board with internal training programs or presentations from internal or outside third-party experts on topics that will assist the directors in carrying out their Board responsibilities. Finally, the directors are encouraged to participate in continuing education and other programs provided by outside sources and to share any applicable learnings from such programs with the other directors on the Board. As a part of the Board's continued education, the directors on the Board annually complete the compliance trainings that are similar to those provided to certain employees. Further, the Company annually budgets a certain amount of funding to reimburse directors for related costs to attend such programs and to pay membership dues to a national association for corporate directors.

## Director Independence

The Board currently consists of nine directors – seven of whom are independent, as that term is defined in the listing standards under Nasdaq Marketplace Rule 5605(a)(2) and meet the criteria for independence under the Sarbanes Oxley Act of 2002 and the rules adopted by the Securities and Exchange Commission. The Nominating Committee evaluates the relationships of each director and director nominee and makes a recommendation to the Board as to whether to make an affirmative determination that such director or director nominee is independent.  In connection with such review, the Nominating Committee evaluates the relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent auditors. In connection with determining the directors to stand for re-election at the Annual Meeting (as more particularly described in Proposal 1) and upon recommendation of the Nominating Committee, the Board has affirmatively determined that Messrs. Moore, Crawford, Jones, and Warfield and Mss. Abell, Epps, and Ingram are independent under the applicable criteria for service on the Board and the various Board committees upon which each serves (as and if applicable).  The Nominating Committee determined that Mr. Morgan is not independent due to his service as the Company's principal executive officer, and Mr. Carroll is not independent due to his recent employment with the Company as the President of International.

# STOCK OWNERSHIP INFORMATION

The following table sets forth as of March 20, 2026 certain information with respect to the beneficial ownership of the Company's common stock of (i) each executive officer named in the Summary Compensation Table (the "**Named Executive Officers**"), (ii) each non-employee director or nominee for director of the Company, (iii) all directors and current executive officers as a group, and (iv) each shareholder known by the Company to be the owner of 5% or more of the Company's common stock.

| STOCK OWNERSHIP INFORMATION | | |
|---|---|---|
| | Common Stock (1) | |
| **Name** | **Common Stock Ownership** | **Percent** |
| **Directors, Nominees and Named Executive Officers:** | | |
| Jane Grote Abell | 2,500 | * |
| Hugh J. Carroll | 866 | * |
| Michael A. Crawford | 11,900 | * |
| Christopher C. Colson | 14,999 | * |
| Travis C. Doster | 36,632 | * |
| Donna E. Epps | 4,892 | * |
| Keith V. Humpich (2) | 19,659 | * |
| Elizabeth K. Ingram | — | * |
| Wayne L. Jones | 2,925 | * |
| Michael S. Lenihan | — | * |
| L. Paul Marshall | 11,326 | * |
| D. Christopher Monroe (3) | — | * |
| Gregory N. Moore | 32,150 | * |
| Gerald L. Morgan | 95,970 | * |
| Hernan E. Mujica | 15,552 | * |
| Regina A. Tobin | 13,778 | * |
| Curtis A. Warfield | 8,001 | * |
| Kathleen M. Widmer | 20,200 | * |
| **Directors and All Executive Officers as a Group (19 Persons)** | 291,350 | 0.5 % |
| **Other 5% Beneficial Owners****** | | |
| The Vanguard Group (4) 100 Vanguard Boulevard Malvern, Pennsylvania 19355 | | 9.6 % |
| BlackRock, Inc. (5) 55 East 52nd Street New York, New York 10022 | | 9.3 % |

\*    Represents beneficial ownership of less than 1.0% of the outstanding shares of class.

(1)    Based upon information furnished to the Company by the named persons and information contained in filings with the SEC. Under the rules of the SEC, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days, and such shares are deemed to be outstanding for the purpose of computing the percentage beneficially owned by such person or group. However, we do not consider shares of which beneficial ownership can be acquired within 60 days to be outstanding when we calculate the percentage ownership of any other person. As of March 20, 2026, no director or executive officer has the right to acquire any beneficial ownership within 60 days. "**Common Stock Ownership**" includes (a) stock held in joint tenancy, (b) stock owned as tenants in common, (c) stock owned or held by spouse or other members of the reporting person's household, and (d) stock in which the reporting person either has or shares voting and/or investment power, even though the reporting person disclaims any beneficial interest in such stock.

(2)     Mr. Humpich previously served as interim Chief Financial Officer of the Company from June 9, 2025 following Mr. Monroe's separation from the Company as Chief Financial Officer and continuing until Mr. Lenihan's appointment to Chief Financial Officer effective as of December 3, 2025. Following Mr. Lenihan's appointment, Mr. Humpich was appointed to Chief Accounting and Financial Services Officer of the Company and remained as the principal accounting officer of the Company. For the purposes of this proxy statement, Mr. Humpich is deemed a Named Executive Officer due solely to his former role as the interim Chief Financial Officer of the Company.

(3)     Mr. Monroe separated from the Company as Chief Financial Officer of the Company effective as of June 9, 2025. The stock ownership information listed above was provided to the Company by Mr. Monroe. For the purposes of this proxy statement, Mr. Monroe is deemed a Named Executive Officer due solely to his former role as the Chief Financial Officer of the Company.

(4)     As reported on the Schedule 13G/A filed by The Vanguard Group with the SEC on February 13, 2024, it has shared voting power with respect to 28,917 shares, sole dispositive power with respect to 6,330,746 shares, and shared dispositive power with respect to 91,891 shares.

(5)     As reported on the Schedule 13G/A filed by Blackrock, Inc. with the SEC on April 17, 2025, it has sole voting power with respect to 6,054,926 shares and sole dispositive power with respect to 6,202,347 shares.

## Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of stock ownership and reports of changes in stock ownership and to provide the Company with copies of all such filed forms. Based solely on its review of such copies or written representations from reporting persons, the Company believes that all reports were filed on a timely basis during the fiscal year ended December 30, 2025 with the exception of a Form 4 for Mr. Humpich that was filed on May 23, 2025 relating to a gift of 400 shares that occurred on February 26, 2025.

## EXECUTIVE COMPENSATION

| 2025 Financial Highlights |
|---|

The following is an executive summary of our financial highlights from the 2025 fiscal year:

*Topline Revenue; Store Unit Growth (1)*

- Nearly **$5.9 billion** in total revenue, an increase of **9.4%** over the prior year

- Comparable restaurant sales growth of **4.9%** with average weekly sales at **$161,918** of which **$21,973** were from to-go sales

- Opened **32** new systemwide locations including **28** company restaurants and **four** franchise restaurants

*Key Financial Metrics (1)*

- Diluted earnings per share decrease of **5.8%**

- Net income decrease of **6.5%**

- Income from operations decrease of **8.1%**

- Store week growth of **5.0%**

*Acquisition Growth*

- Acquired **20** domestic franchise restaurants during our 2025 fiscal year and an additional five domestic franchise restaurants on the first day of our 2026 fiscal year

*Return to Shareholders*

- Paid dividends of **$180.3 million**, or **$2.72** per share, an increase of **11.5%** over the prior year

- Repurchased **869,007** outstanding shares of our common stock for **$150.0 million**

    *(1) Revenue and all financial metrics include the impact of lapping a 53rd week in our 2024 fiscal year*

# Compensation Discussion and Analysis

## Bubba Who:  Our Currently Serving Named Executive Officers

| GERALD L. MORGAN | CHIEF EXECUTIVE OFFICER |
|---|---|
| **Years with Roadhouse:** 29<br><br>**Age:** 65<br><br>**Restaurant Industry Experience:** 40 | Mr. Morgan is Chief Executive Officer and Executive Vice Chairman of the Company. Mr. Morgan was appointed Chief Executive Officer in March 2021 and subsequently appointed Executive Vice Chairman of the Company in August 2025 while remaining as Chief Executive Officer. Mr. Morgan joined the Company in 1997, during which time he has held the positions of Managing Partner, Market Partner, and Regional Market Partner. Mr. Morgan also previously served as President from December 2020 until Ms. Tobin's appointment to President in January 2023. Mr. Morgan has 40 years of restaurant management experience with Texas Roadhouse, Bennigan's Restaurants, and Burger King. |

| REGINA A. TOBIN | PRESIDENT |
|---|---|
| **Years with Roadhouse:** 30<br><br>**Age:** 62<br><br>**Restaurant Industry Experience:** 40 | Ms. Tobin is President of the Company, having been appointed to this position in January 2023. Ms. Tobin previously served as the Company's Chief Learning and Culture Officer, a position she held from June 2021 through her appointment to President. Ms. Tobin joined the Company in 1996, during which time she has held the positions of Managing Partner at our first prototype store in Louisville, KY, Market Partner in Southwest Florida, and Vice President of Training. Before joining Texas Roadhouse, Ms. Tobin was a multi-unit operator with Chi-Chi's. Ms. Tobin has 40 years of restaurant industry experience. |

| **MICHAEL S. LENIHAN** | **CHIEF FINANCIAL OFFICER** |
|---|---|
| **Years with Roadhouse:** 1<br><br>**Age:** 53<br><br>**Finance Experience:** 29 | Mr. Lenihan is Chief Financial Officer of the Company, having been appointed to this position in December 2025. In this role, Mr. Lenihan is responsible for overseeing the Company's accounting, SEC reporting, investor relations, tax, treasury, internal audit, and financial analysis functions, as well as serving as the Company's principal financial officer. Mr. Lenihan previously served as the Chief Financial Officer and Chief U.S. Development Officer for CKE Restaurants Holdings, Inc. from September 2023 to October 2025, where he led finance and U.S. development of the Hardee's and Carl's Jr. brands. Prior to joining CKE Restaurants, Mr. Lenihan was with Yum! Brands from 2003 through 2023 where he served in various positions for Yum! corporate and the Pizza Hut and KFC brands. Mr. Lenihan has nearly 30 years of finance experience. |

| **CHRISTOPHER C. COLSON** | **CHIEF BUSINESS AND ADMINISTRATIVE OFFICER; CORPORATE SECRETARY** |
|---|---|
| **Years with Roadhouse:** 20<br><br>**Age:** 49<br><br>**Restaurant Industry Experience:** 26 | Mr. Colson is Chief Business and Administrative Officer and Corporate Secretary of the Company, having been appointed to Chief Business and Administrative Officer in August 2025 and Corporate Secretary in August 2019. Mr. Colson previously served as the Company's Chief Legal and Administrative Officer, a position he held from January 2023 through his appointment to Chief Business and Administrative Officer, and as General Counsel, a position he held from March 2021 until January 2023. Mr. Colson joined the Company in 2005, during which time he has held the positions of Senior Counsel, Associate General Counsel, and Executive Director of the Global Development Group. Mr. Colson has more than 25 years of restaurant industry experience with Texas Roadhouse, Frost Brown Todd (serving as outside counsel to the Company), YUM! Brands, and as assurance staff at KPMG. |

| **HERNAN E. MUJICA** | **CHIEF TECHNOLOGY OFFICER** |
|---|---|
| **Years with Roadhouse:** 14<br><br>**Age:** 64<br><br>**Restaurant Industry Experience:** 14 | Mr. Mujica is Chief Technology Officer of the Company, having been appointed to this position in January 2023. Mr. Mujica had been previously designated Chief Information Officer, an executive officer position that he held from June 2021 through his appointment to Chief Technology Officer. Mr. Mujica joined the Company in January 2012 as Vice President of Information Technology and was subsequently promoted to Chief Information Officer. Prior to joining the Company, Mr. Mujica held senior management positions at The Home Depot and Arthur Andersen. Mr. Mujica has over 30 years of experience in both restaurant industry and consulting roles. |

| **TRAVIS C. DOSTER** | **CHIEF COMMUNICATIONS OFFICER** |
|---|---|
| **Years with Roadhouse:** 20<br><br>**Age:** 59<br><br>**Communications Experience:** 30 | Mr. Doster is Chief Communications Officer of the Company, having been appointed to this position in November 2023. In this role, he is responsible for leading the Company's communications, marketing, events, public affairs, government relations and corporate sustainability functions. Mr. Doster joined the Company in 2006, as the Director, then Senior Director, of Communications where he served until his promotion to Vice President of Communications in 2018. Prior to joining the Company, Mr. Doster was a Vice President at FSA Public Relations, where he provided a number of services, including public relations, crisis management and issues management, for national clients, including, Jimmy John's Gourmet Sandwich Shops, Qdoba Mexican Grill, and Cameron Mitchell Restaurants. Mr. Doster has over 30 years of media, public relations, and restaurant industry experience. |

| **L. PAUL MARSHALL** | **CHIEF GROWTH OFFICER** |
|---|---|
| **Years with Roadhouse:** 29<br><br>**Age:** 57<br><br>**Restaurant Industry Experience:** 35 | Mr. Marshall is Chief Growth Officer of the Company, having been appointed to this position in August 2025. In this role, he leads the Bubba's 33 concept while also supporting the oversight of the construction, design, real estate, development, and facilities functions across all concepts. Mr. Marshall joined Texas Roadhouse in 1997 as the Managing Partner in Killeen, Texas. He was promoted to Market Partner in 2003 and then subsequently promoted to Vice President of Operations - Bubba's 33 in 2021. Before joining Texas Roadhouse, Mr. Marshall was a multi-unit operator with Landry's Seafood. Mr. Marshall has over 35 years of restaurant industry experience. |

| **KEITH V. HUMPICH** | **CHIEF ACCOUNTING AND FINANCIAL SERVICES OFFICER** |
|---|---|
| **Years with Roadhouse:** 21<br><br>**Age:** 56<br><br>**Finance Experience:** 30 | Mr. Humpich is Chief Accounting and Financial Services Officer of the Company, having been appointed to this position in December 2025 following his successful service as interim Chief Financial Officer. In this role, he supports the Company's accounting, SEC reporting, investor relations, tax, treasury, internal audit, and financial analysis functions, as well as continues to serve as the Company's principal accounting officer. Mr. Humpich joined the Company in February 2005 as the Director, then Senior Director, of Internal Audit, which he served until his promotion to Vice President of Finance in 2021, overseeing the Company's financial reporting, tax, treasury, internal audit, and financial analysis functions. Mr. Humpich was appointed the Company's principal accounting officer in January 2023 and also began overseeing the accounting function at that time. Mr. Humpich previously served as interim Chief Financial Officer of the Company from January 2023 through June 2023, and from June 2025 through December 2025. Prior to joining the Company, he held several different finance and/or audit positions at Lexmark International and Ernst & Young LLP. Mr. Humpich has over 30 years of accounting, audit, and finance experience. |

**Bubba Who:  Who Plays a Role in Determining Executive Compensation**

| ROLE IN EXECUTIVE COMPENSATION | |
| --- | --- |
| **Independent Compensation Consultant / Database Aggregator** | <ul><li>Partners with the Compensation Committee and management to determine peer companies used in evaluating executive compensation</li><li>Engaged by Compensation Committee (when appropriate) pursuant to the authority granted under its charter (FW Cook was engaged in 2024)</li><li>Provides market data, guidance, and recommendations on the design of executive compensation packages, the specific cash and equity compensation for the Company's Named Executive Officers, and the manner and rationale in which separation payments would be paid to our Named Executive Officers</li><li>Database Aggregator provides executive and director compensation (when appropriate)</li></ul> |
| **Compensation Committee** | <ul><li>Approves the executive compensation for each Named Executive Officer in alignment with their pay philosophy and objectives discussed within this proxy statement</li><li>Approves design, administration, and oversight of executive compensation plans for our Named Executive Officers</li><li>Partners with our independent compensation consultant and management to determine peer companies used in evaluating executive compensation</li><li>Approves employment agreements with our Named Executive Officers</li></ul> |
| **Chief Executive Officer** | <ul><li>Provides feedback to the Compensation Committee on the design of incentive compensation and percentage breakdown of each component of executive compensation</li><li>Provides recommendations to the Compensation Committee with respect to adjustments in compensation for the other Named Executive Officers</li><li>Meets with the Board and the Compensation Committee (as and if applicable) to discuss performance of the other Named Executive Officers</li><li>Does not participate in the creation of their own compensation package</li></ul> |

**Bubba What:  What We Do and What We Don't Do**

| WHAT WE DO | WHAT WE DON'T DO |
|---|---|
| ✓ Set and evaluate executive compensation to promote the sustained profitability of the Company | ✗ No automatic increases on executive compensation |
| ✓ Conduct an Annual "Say on Pay" Vote | ✗ No excessive perquisites |
| ✓ Maintain stock ownership guidelines for our executives and directors and ensure annual compliance | ✗ No multi-year guarantees for salary increases, bonus, or equity compensation |
| ✓ When appropriate, engage an independent compensation consultant to assist with executive compensation | ✗ No short-selling, trading in derivatives, or engaging in hedging transactions by executive or directors |
| ✓ Limit accelerated vesting of equity awards by requiring a "double trigger" upon a change in control | ✗ No compensation or incentives that encourage unnecessary or excessive risk taking |
| ✓ Employ a Clawback Policy to recover performance based compensation in certain circumstances | ✗ No payment of dividends on equity awards that are not fully earned or vested |
| ✓ Determine executive compensation through a fully independent compensation committee | ✗ No grant of equity awards at less than fair market value |
| ✓ Allow for an annual adjustment of the bonus and equity portions of executive compensation by the compensation committee to more accurately reflect the overall performance of the Company and the individual executive | ✗ No automatic acceleration of equity awards upon retirement |
| ✓ Have a three year performance period for performance based restricted stock units | |

**Bubba How:  How We Pay**

The Company's Compensation Committee reviews and establishes executive compensation in connection with each executive officer's employment agreement. As one purpose of this discussion is to present the Compensation Committee's overall program and philosophy for executive compensation, we have generally presented the discussion as of the end of the prior fiscal year and as of the beginning of the current fiscal year.

Summary of Executive Employment Agreements. On December 27, 2024, we entered into new employment agreements with Messrs. Morgan, Monroe, Colson, Mujica, and Doster, and Ms. Tobin. In connection with Mr. Marshall's appointment to Chief Growth Officer, we entered into a new employment agreement with Mr. Marshall on August 14, 2025. Additionally, in connection with Mr. Morgan's appointment to Executive Vice Chairman and Mr. Colson's appointment to Chief Business and Administrative Officer, we entered into amendments to Mr. Morgan's employment agreement and Mr. Colson's employment agreement, respectively. Finally, in connection with Mr. Lenihan's appointment to Chief Financial Officer and Mr. Humpich's appointment to Chief Accounting and Financial Services Officer, we entered into new employment agreements with both Mr. Lenihan and Mr. Humpich on December 3, 2025. As used herein, the employment agreements (as the same may have been amended) with Messrs. Morgan, Monroe, Lenihan, Colson, Mujica, Doster,

Marshall, and Humpich, and Ms. Tobin shall be referred to collectively as the "***Executive Employment Agreements***" and with respect to any Named Executive Officer having an employment agreement, as a "***Executive Employment Agreement***". As more particularly described below, on June 9, 2025, the Company entered into a Separation Agreement and Release of Claims (the "***Monroe Separation Agreement***") with Mr. Monroe relating to his separation from the Company as Chief Financial Officer of the Company effective as of June 9, 2025.

Each Executive Employment Agreement has an initial term expiring on January 7, 2028 which automatically renews for successive one-year terms thereafter unless either party elects not to renew by providing written notice to the other party at least 60 days before expiration. Additionally, each Executive Employment Agreement establishes an annual base salary for the term of the respective Executive Employment Agreement. During the term of the Executive Employment Agreement, base salary increases are at the discretion of the Compensation Committee; provided, however, none of the Named Executive Officer's base salary may be decreased during the term of the Executive Employment Agreement except for decreases that are applied generally to the other Named Executive Officers in an amount no greater than 10% over the prior year. Each Executive Employment Agreement also provides an annual short-term cash incentive opportunity with a target bonus based on the achievement of defined goals to be established by the Compensation Committee, with increases in the target bonus amount to be made at the discretion of the Compensation Committee during the term of the Executive Employment Agreement. In addition to cash compensation, each Executive Employment Agreement provides that the Compensation Committee may grant certain stock awards to the Named Executive Officers during the term of the respective Executive Employment Agreements, the types and amounts of which are subject to the Compensation Committee's discretion based on their annual review of the performance of the Company and of the individual Named Executive Officers.

Summary of Executive Compensation and Philosophy. The compensation packages for our Named Executive Officers offer base salaries and target cash bonus amounts and feature restricted stock unit awards, the value of which is dependent upon the performance of the Company and the price of our common stock. Such packages for our Named Executive Officers are comprised of the following four main components (three of which are expressly tied to the performance of the Company):

(i)    Base Salary:  An annual base salary for the term of the respective Executive Employment Agreements, with base salary increases being left to the discretion of the Compensation Committee;

(ii)    Incentive Based Cash Bonus:  An annual short-term cash incentive with a target bonus based on the achievement of defined goals to be established by the Compensation Committee, with increases in the target bonus amount to be made at the discretion of the Compensation Committee during the term of the Executive Employment Agreement;

(iii)    Service Based Restricted Stock Units:  Restricted Stock Units which grant the Named Executive Officer the conditional right to receive shares of our common stock that vest after a defined period of service, the realized value of which shall be dependent on the performance of the Company upon the vesting of such restricted stock units; and

(iv)    Performance Based Restricted Stock Units: Restricted Stock Units that are calculated based on the achievement of certain Company performance targets established by the Compensation Committee and vest over a period of service, the realized value of which shall be dependent on the performance of the Company upon the vesting of such restricted stock units and the satisfaction of such performance targets.

In establishing the compensation for each Named Executive Officer, the Compensation Committee determines the amount of total direct compensation for each respective Named Executive Officer for any given fiscal year and then allocates the amount attributable to each compensation component (i.e., base salary, target bonus, and equity) based on the percentages shown in the graphs below in the "Elements of Compensation" section. Additionally, to the extent an Named Executive Officer is granted performance based restricted stock units, then with respect to the total equity granted to each Named Executive Officer for any given year, the Compensation Committee provides that 50% of the total dollar amount attributable to the equity component of the applicable Named Executive Officer's compensation will be directed to service based restricted stock units and the remaining 50% of such total dollar amount will be directed to performance based restricted stock units.

The Compensation Committee evaluates the stock compensation for each specific Named Executive Officer on an annual basis to determine the right combination of rewards and incentives (in alignment with their pay philosophy and objectives described in this proxy statement) through the issuance of service based restricted stock units and/or performance based restricted stock units to drive company performance without encouraging unnecessary or excessive risk taking by all of the Named Executive Officers as a whole. Under this approach, the Named Executive Officers receive a combination of service based restricted stock units and performance based restricted stock units. Additionally and by conditioning a significant portion of the Named Executive Officer's performance based restricted stock unit grants upon the achievement of defined performance goals to be established by the Compensation Committee, combined with the stock ownership guidelines for our Named Executive Officers more particularly described above, we have created a more direct relationship between compensation and shareholder value. Moreover, by giving the Compensation Committee the discretion to grant certain stock awards (if any) in its discretion to our Named Executive Officers under the Executive Employment Agreements, the Compensation Committee has the opportunity to adjust a significant portion of the total compensation for the Named Executive Officers on an annual basis to more accurately reflect the overall performance of the Company, which may include the issuance of service based restricted stock units and/or performance based restricted stock units. Overall, we believe this approach provides the Named Executive Officers with a compensation package which promotes the sustained profitability of the Company and aligns the interests of our Named Executive Officers with those of our shareholders. The compensation packages also reflect a pragmatic response to external market conditions; that is, total compensation that is competitive with comparable positions in similar industries, including the casual dining sector of the restaurant industry, but which is reasonable and in the best interests of our shareholders.

We believe that the overall design of the compensation packages, along with the culture and values of our Company, allows us to attract and retain top talent, while also keeping the Named Executive Officers focused on both long-term business development and short-term financial growth. None of the Named Executive Officers, including Mr. Morgan, participated in the creation of their own compensation package.

In deciding to continue and/or modify many of our existing executive compensation practices, our Compensation Committee considered that the holders of approximately 94% of the votes cast at our 2025 annual meeting on an advisory basis approved the compensation of our Named Executive Officers as disclosed in the proxy statement for the 2025 annual meeting.

Elements of Compensation.

The charts below show the annualized target compensation mix for our Chief Executive Officer, our President, and other Named Executive Officers* for the 2025 fiscal year and the 2026 fiscal year:

**2025**



*For the purposes of describing the annualized target compensation mix for our other Named Executive Officers, we included the compensation mix for Messrs. Colson, Doster, Mujica, and Mr. Marshall.  We have not included the compensation mix for Mr. Lenihan and Mr. Humpich given the relatively short period of time in which Mr. Lenihan and Mr. Humpich have been a Named Executive Officer.  Additionally, for the purposes of determining the percentage attributable to equity for compensation for the 2026 fiscal year, we did not include the long-term "retention" restricted stock units.

2025 Executive Compensation.

During 2024 and pursuant to the authority granted under its charter, the Compensation Committee engaged FW Cook as an independent compensation consultant to advise the Compensation Committee on compensation for the executive officers beginning with the 2025 fiscal year, together with analysis and services related to such executive compensation. Specifically, the Compensation Committee asked the consultant to provide market data and review the design of the executive compensation packages, provide guidance on cash and equity compensation for the Company's executive officers, and provide guidance and market data on the manner in which separation payments are handled in connection with the preparation and execution of the Executive Employment Agreements. This analysis was also performed, in part, as a response to the advisory vote on executive compensation at our 2024 annual shareholder meeting. As a part of this review, the

chairperson of the Compensation Committee, the independent compensation consultant and management of the Company agreed on a list of the following 14 peer companies to evaluate their executive compensation:

| PEER COMPANIES | |
|---|---|
| Bloomin' Brands, Inc. | Brinker International, Inc. |
| Chipotle Mexican Grill, Inc. | Cracker Barrel Old Country Store, Inc. |
| Darden Restaurants, Inc. | Dave & Buster's Entertainment, Inc. |
| Dine Brands Global, Inc. | Domino's Pizza, Inc. |
| Jack in the Box Inc. | Papa John's International, Inc. |
| Restaurant Brands International Inc. | The Cheesecake Factory Incorporated |
| The Wendy's Company | Wingstop, Inc. |

Based in part on the recommendation of our third party compensation consultant, the review of the market data provided to the Compensation Committee, and shareholder feedback received by the Company as a part of its shareholder engagement program, in connection with establishing the executive compensation for our then Named Executive Officers for the 2025 fiscal year, the Compensation Committee (A) approved the new Executive Employment Agreements, (B) increased certain portions of compensation elements for each Named Executive Officer to align with peer company benchmarking, (C) shifted the compensation percentage breakdown of the various compensation components for each Named Executive Officer to align with peer company benchmarking, (D) extended the length of the applicable performance periods for certain performance based restricted stock units granted to our Named Executive Officers, and (E) modified the manner and rationale in which separation payments are paid to Named Executive Officers pursuant to the Executive Employment Agreements. FW Cook did not provide in the 2025 fiscal year, and does not currently provide any other services to the Company, and the Compensation Committee has determined that FW Cook has sufficient independence from us and our executive officers to allow FW Cook to offer objective information and/or advice.

*Base Salary*. Base salaries for our Named Executive Officers are designed to provide a secure base of compensation which will be effective in motivating and retaining key executives. Each Named Executive Officer's Executive Employment Agreement provides that the Compensation Committee will establish the annual base salary for the Named Executive Officers at the commencement of the term of their respective Executive Employment Agreement. During the term of the respective Executive Employment Agreement, base salary increases are at the discretion of the Compensation Committee.

In furtherance of the foregoing, the Compensation Committee established the annual base salary for each Named Executive Officer for the 2025 fiscal year as shown below.

| Base Salary for 2025 Fiscal Year under Executive Employment Agreements | |
|---|---|
| | Starting January 8, 2025 ($) |
| **Gerald L. Morgan**<br>Chief Executive Officer, Executive Vice Chairman | 1,400,000 |
| **Regina A. Tobin**<br>President | 725,000 |
| **Michael S. Lenihan (1)**<br>Chief Financial Officer | 630,000 |
| **Christopher C. Colson**<br>Chief Business & Administrative Officer, Corporate Secretary | 630,000 |
| **Hernan E. Mujica**<br>Chief Technology Officer | 630,000 |
| **Travis C. Doster**<br>Chief Communications Officer | 630,000 |
| **L. Paul Marshall (2)**<br>Chief Growth Officer | 630,000 |
| **Keith V. Humpich (3)**<br>Chief Accounting & Financial Services Officer; Former Interim Chief Financial Officer | 420,000 |
| **D. Christopher Monroe**<br>Former Chief Financial Officer | 630,000 |

(1)     As described above, in connection with Mr. Lenihan's appointment to Chief Financial Officer of the Company on December 3, 2025, the Compensation Committee established Mr. Lenihan's annual base salary at $630,000.

(2)     As described above, in connection with Mr. Marshall's appointment to Chief Growth Officer of the Company on August 14, 2025, the Compensation Committee established Mr. Marshall's annual base salary at $630,000.

(3)     As described above, in connection with Mr. Humpich's appointment to Chief Accounting and Financial Services Officer of the Company on December 3, 2025, the Compensation Committee established Mr. Humpich's annual base salary at $420,000.

*Incentive Bonus.*   Under the Compensation Committee's charter, the Compensation Committee may award an annual cash incentive to the Named Executive Officers, which is the grant of a right to receive a payment of cash that is subject to targets and maximums, and that is contingent on achievement of performance objectives during the Company's fiscal year. These cash incentives are also subject to the terms and conditions of the Executive Employment Agreement (as applicable) and reflect each Named Executive Officer's job responsibilities for the Company. These incentive bonuses are also designed to reward our Named Executive Officers for the success of the Company. It is our belief that a significant amount of each Named Executive Officer's compensation should be tied to the performance of the Company.

In connection with the foregoing, the Compensation Committee established an annual short-term cash incentive opportunity with a target bonus as set forth in the table below relating to each Named Executive Officer's 2025 fiscal year service pursuant to each Executive Employment Agreement. The performance criteria and terms of bonus awards are at the discretion of the Compensation Committee. The Compensation Committee utilized a two pronged approach, where 50% of the target incentive bonus was based on whether the Company achieves an annual EPS growth target of 10% (the "***EPS Performance Goal***") and the remaining 50% was based on a profit sharing pool (the "***Profit Sharing Pool***") comprised of 1.75% of the Company's pre-tax profits (income before taxes less net income attributable to non-controlling interests, as reported in our audited consolidated financial statements). After the end of the 2025 fiscal year, the Compensation Committee

determined whether and to what extent the EPS Performance Goal had been met, and the portion of the Profit Sharing Pool to which each Named Executive Officer was entitled. Depending on the level of achievement of the goals, the bonus may be reduced to a minimum of $0 or increased to a maximum of two times the base target amount under the current incentive compensation policy of the Compensation Committee of the Board.

| Executive Incentive Compensation for Fiscal Year 2025 | | | |
|---|---|---|---|
| | Target Bonus ($) | Minimum Bonus ($) | Maximum Bonus ($) |
| **Gerald L. Morgan**<br>Chief Executive Officer, Executive Vice Chairman | 1,400,000 | — | 2,800,000 |
| **Regina A. Tobin**<br>President | 725,000 | — | 1,450,000 |
| **Michael S. Lenihan (1)**<br>Chief Financial Officer | — | — | — |
| **Christopher C. Colson**<br>Chief Business and Administrative Officer, Corporate Secretary | 525,000 | — | 1,050,000 |
| **Hernan E. Mujica**<br>Chief Technology Officer | 525,000 | — | 1,050,000 |
| **Travis C. Doster**<br>Chief Communications Officer | 525,000 | — | 1,050,000 |
| **L. Paul Marshall (2)**<br>Chief Growth Officer | 525,000 | — | 1,050,000 |
| **Keith V. Humpich (3)**<br>Chief Accounting & Financial Services Officer, Former Interim Chief Financial Officer | 300,000 | 150,000 | 450,000 |
| **D. Christopher Monroe (4)**<br>Former Chief Financial Officer | 525,000 | — | 1,050,000 |

(1)     In connection with Mr. Lenihan's appointment to Chief Financial Officer on December 3, 2025, the Compensation Committee did not establish a target bonus with respect to his partial 2025 fiscal year service.

(2)     Mr. Marshall's target bonus described above is an annualized amount, which was prorated based on his 2025 fiscal year service as the Company's Chief Growth Officer commencing on August 14, 2025 and continuing to and through December 30, 2025. Mr. Marshall also received a bonus for his partial 2025 fiscal year service as the Vice President of Operations – Bubba's 33 of the Company that accrued prior to his appointment to Chief Growth Officer.

(3)     Mr. Humpich's target bonus described above is an annualized amount, which was prorated based on his 2025 fiscal year service as the Company's Chief Accounting and Financial Services Officer commencing on December 3, 2025 and continuing to and through December 30, 2025. Mr. Humpich also received a bonus for his partial 2025 fiscal year service as the Vice President of Finance of the Company that accrued prior to his appointment to Chief Accounting and Financial Services Officer.

(4)     As noted above, Mr. Monroe separated from the Company as the Company's Chief Financial Officer on June 9, 2025. The total amount of Mr. Monroe's cash incentive bonus relating to his partial 2025 fiscal year service is described in the Summary Compensation Table below.

*Stock Awards*.     We make equity awards in the form of restricted stock units, which represent the conditional right to receive one share of our common stock upon satisfaction of the vesting requirements. Restricted stock units offer the Named Executive Officers a financial interest in the Company and align their interests with those of our shareholders. We also believe that the market price of our publicly traded common stock represents the most appropriate metric for determining the value of the equity portion of our Named Executive Officers' compensation package. The overall compensation package for our Named Executive

Officers offers base salaries and target cash bonus amounts and feature restricted stock unit awards. While the initial grant of restricted stock unit awards is based on a fixed dollar amount, the ultimate value of the restricted stock unit awards is dependent upon the performance of the Company and the price of our common stock at the time such restricted stock units vest. The Compensation Committee evaluates the stock compensation for each specific Named Executive Officer on an annual basis to determine the right combination of rewards and incentives through the issuance of service based restricted stock units and/or performance based restricted stock units to drive company performance without encouraging unnecessary or excessive risk taking by all of the Named Executive Officers as a whole. Under this approach, the Named Executive Officers receive a combination of service based restricted stock units and/or performance based restricted stock units, with a significant portion of some of the Named Executive Officer's compensation being tied to the grant of such performance based restricted stock units.

We believe that the service based restricted stock awards are inherently performance based since their value varies in response to investor sentiment regarding overall Company performance at the time of vesting. Moreover, by giving the Compensation Committee the discretion to grant certain stock awards (if any) in its discretion to our Named Executive Officers under the Executive Employment Agreement, the Compensation Committee has the opportunity to adjust a large portion of the total compensation for the Named Executive Officers on an annual basis to more accurately reflect the overall performance of the Company, which may include the issuance of service based restricted stock units and/or performance based restricted stock units based on the achievement of defined goals to be established by the Compensation Committee for any and/or all of our Named Executive Officers. Further, the Compensation Committee believes that the total number of service based restricted stock units and/or performance based restricted stock units granted to each Named Executive Officer reflects each Named Executive Officer's job responsibilities for the Company.

In connection with the foregoing, the Compensation Committee authorized the grant of service based restricted stock units under each Executive Employment Agreement equal to the dollar amount described in the table below for each Named Executive Officer with respect to all or a portion of their 2025 fiscal year service. These service based restricted stock units were calculated by dividing the dollar amount described in the table below by the per share closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares. Additionally, these shares were granted on January 8, 2025 and vested on January 8, 2026.

| Service Based Restricted Stock Units for 2025 Fiscal Year | | |
|---|---|---|
| | Service Based Restricted Stock Units Vested on January 8, 2026 pursuant to Executive Employment Agreements ($) | Number of Service Based Restricted Stock Units Vested on January 8, 2026 pursuant to Executive Employment Agreements (1) |
| **Gerald L. Morgan**<br>Chief Executive Officer, Executive Vice Chairman | 2,100,000 | 11,600 |
| **Regina A. Tobin**<br>President | 725,000 | 4,000 |
| **Michael S. Lenihan (2)**<br>Chief Financial Officer | -- | -- |
| **Christopher C. Colson**<br>Chief Business & Administrative Officer, Corporate Secretary | 472,500 | 2,600 |
| **Hernan E. Mujica**<br>Chief Technology Officer | 472,500 | 2,600 |
| **Travis C. Doster**<br>Chief Communications Officer | 472,500 | 2,600 |
| **L. Paul Marshall (3)**<br>Chief Growth Officer | -- | -- |
| **Keith V. Humpich (4)**<br>Chief Accounting & Financial Services Officer, Former Interim Chief Financial Officer | -- | -- |
| **D. Christopher Monroe (5)**<br>Former Chief Financial Officer | 472,500 | 2,600 |

(1)     For the service based restricted stock units described in this footnote (1), fair value is equal to the closing price of the Company's common stock on the trading day immediately preceding the date of the grant, which was $181.27 for these grants. Using the formula described in the immediately foregoing paragraph prior to this table, each Named Executive Officer was granted the number of service based restricted stock units described in the table above for their respective 2025 fiscal year service. These are not amounts paid to or received by the Named Executive Officers. The amounts listed above represent the grant date fair value determined in accordance with U.S GAAP of restricted stock units granted under the Company's 2021 Long-Term Incentive Plan. Detailed information under U.S GAAP is set forth in Note 14 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2025. The Company cautions that the amounts reported in the table above for these awards may not represent the amounts that the Named Executive Officers will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value on these awards will depend on a number of factors, including the Company's actual operating performance, stock price fluctuations, and the Named Executive Officer's continued service with the Company.

(2)     Upon Mr. Lenihan's appointment to Chief Financial Officer on December 3, 2025, the Compensation Committee did not award any service based restricted stock units to Mr. Lenihan with respect to his partial 2025 fiscal year service. Rather and as more particularly shown in the table below, the Compensation Committee established service based restricted stock units for Mr. Lenihan with respect to his 2026 fiscal year service.

(3)     Upon Mr. Marshall's appointment to Chief Growth Officer on August 14, 2025, the Compensation Committee did not award any additional service based restricted stock units to Mr. Marshall with respect to his 2025 fiscal year service. However, with respect to Mr. Marshall's 2025 fiscal year service as Vice President of Operations – Bubba's 33, he received 2,800 service based restricted stock units that were granted on January 8, 2025 and vested on January 8, 2026.

(4)     Upon Mr. Humpich's appointment to Chief Accounting and Financial Services Officer on December 3, 2025, the Compensation Committee did not award any service based restricted stock units to Mr. Humpich with respect to his partial 2025 fiscal year service. Rather and as more particularly shown in the table below, the Compensation Committee established service based restricted stock units for Mr. Humpich with respect to his 2026 fiscal year service. However, with respect to Mr. Humpich's 2025 fiscal year service as Vice President of Finance, he received 2,114 service based restricted stock units that were granted on July 2, 2025 and are scheduled to vest on July 2, 2026.

(5)     As described above, Mr. Monroe separated from the Company as Chief Financial Officer of the Company on June 9, 2025. Upon his separation, Mr. Monroe forfeited his right to receive the 2,600 service based restricted stock units relating to his partial 2025 fiscal year service which would have vested on January 8, 2026.

Additionally, the Compensation Committee granted performance based restricted stock units for certain Named Executive Officers during the 2025 fiscal year. In connection with the grant of these performance based restricted stock units, the Compensation Committee weighed the feedback from the Company's compensation consultant and from its shareholders received as a part of the Company's shareholder engagement program regarding the length of the applicable performance periods for certain performance based restricted stock units granted to our Named Executive Officers, and the initial impact that the length of these vesting periods could have on the overall compensation for each Named Executive Officer.

Accordingly, during the 2025 fiscal year, the Compensation Committee authorized a three year grant of performance based restricted stock units in connection with the execution of the Executive Employment Agreements that will vest in one-third increments, subject to the achievement of defined goals established by the Compensation Committee as further described below. The Compensation Committee took these steps as a bridge to having future performance based restricted stock units vest after the completion of a three-year performance period. For these performance based restricted stock units, the Compensation Committee utilized a two-pronged approach, where 50% of the target equity award is awarded based on whether the Company achieves the following EPS growth target (the "**2025 EPS Performance Goal**"):

(i)    with respect to the one-third portion of the applicable performance based restricted stock units, a one-year EPS growth target of 10% as compared to the 2024 fiscal year (the "**One-Year Performance Period**"),

(ii)   with respect to the one-third portion of the applicable performance based restricted stock units, a two-year EPS growth target of 21% as compared to the 2024 fiscal year (the "**Two-Year Performance Period**"), and

(iii)  with respect to the one-third portion of the applicable performance based restricted stock units, a three-year EPS growth target of 33% as compared to the 2024 fiscal year (the "**Three-Year Performance Period**").

The other 50% is based on the Profit Sharing Pool comprised of 1.75% of the Company's pre-tax profits (income before taxes less net income attributable to non-controlling interests, as reported in our audited consolidated financial statements). After the end of the fiscal year, the Compensation Committee will determine whether and to what extent the applicable 2025 EPS Performance Goal has been met, and the portion of the Profit Sharing Pool to which each Named Executive Officer is entitled. The remaining percentage of the Named Executive Officers' equity award will fluctuate directly with Company pre-tax profits at fixed participation percentages and maximum amounts which are determined within 60 days following the commencement of the Company's fiscal year. Both portions of the performance based equity award may be reduced to a minimum of $0 or increased to a maximum of two times the target amount for each individual participant.

The number of performance based restricted stock units granted to Messrs. Morgan, Monroe, Colson, Mujica, and Doster and Ms. Tobin during the 2025 fiscal year under their Executive Employment Agreements, the applicable vesting date for such performance based restricted stock units, and the number of shares of common stock which actually vested following the completion of the One Year Performance Period based on the Company's performance, are shown in the table below:

| Performance Based Restricted Stock Units During 2025 Fiscal Year | | | | | |
|---|---|---|---|---|---|
| | Target Number of Performance Based Restricted Stock Units Granted pursuant to Executive Employment Agreements (1) | Minimum Number of Performance Based Restricted Stock Units Granted pursuant to Executive Employment Agreements | Maximum Number of Performance Based Restricted Stock Granted pursuant to Executive Employment Agreements | Vesting Date for Portion of Performance Based Restricted Stock Units | Actual Number of Shares Issued for the One Year Performance Period Following Certification of 2025 Performance Goals (2) |
| **Gerald L. Morgan** | 11,600 | — | 23,200 | 1/8/2026 | 7,535 |
| Chief Executive Officer; Executive Vice Chairman | 11,600 | — | 23,200 | 1/8/2027 | — |
| | 11,600 | — | 23,200 | 1/8/2028 | — |
| **Regina A. Tobin** | 4,000 | — | 8,000 | 1/8/2026 | 2,598 |
| President | 4,000 | — | 8,000 | 1/8/2027 | — |
| | 4,000 | — | 8,000 | 1/8/2028 | — |
| **Michael S. Lenihan (3)** | — | — | — | — | — |
| Chief Financial Officer | | | | | |
| **Christopher C. Colson** | 2,600 | — | 5,200 | 1/8/2026 | 1,689 |
| Chief Business & Administrative Officer; Corporate Secretary | 2,600 | — | 5,200 | 1/8/2027 | — |
| | 2,600 | — | 5,200 | 1/8/2028 | — |
| **Hernan E. Mujica** | 2,600 | — | 5,200 | 1/8/2026 | 1,689 |
| Chief Technology Officer | 2,600 | — | 5,200 | 1/8/2027 | — |
| | 2,600 | — | 5,200 | 1/8/2028 | — |
| **Travis C. Doster** | 2,600 | — | 5,200 | 1/8/2026 | 1,689 |
| Chief Communications Officer | 2,600 | — | 5,200 | 1/8/2027 | — |
| | 2,600 | — | 5,200 | 1/8/2028 | — |
| **L. Paul Marshall (4)** | — | — | — | — | — |
| Chief Growth Officer | | | | | |
| **Keith V. Humpich (5)** | — | — | — | — | — |
| Chief Accounting & Financial Services Officer; Former Interim Chief Financial Officer | | | | | |
| **D. Christopher Monroe** | 2,600 | — | 5,200 | 1/8/2026 | − (6) |
| Former Chief Financial Officer | 2,600 | — | 5,200 | 1/8/2027 | — |
| | 2,600 | — | 5,200 | 1/8/2028 | — |

(1)     The Compensation Committee authorized a three-year grant of performance based restricted stock units as described in the table above to Messrs. Morgan, Monroe, Colson, Mujica, and Doster and Ms. Tobin under their respective Executive Employment Agreements during the 2025 fiscal year in the following manner:

(i)     With respect to Mr. Morgan, (A) his 11,600 performance based restricted stock units vesting on January 8, 2026 were calculated by dividing $2,100,000 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares), (B) his 11,600 performance based restricted stock units vesting on January 8, 2027 were calculated by dividing $2,100,000 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares), and (C) his 11,600 performance based restricted stock units vesting on January 8, 2028 were calculated by dividing $2,100,000 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares);

(ii)     With respect to Ms. Tobin, her 4,000 performance based restricted stock units vesting on January 8, 2026 were calculated by dividing $725,000 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select

Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares), (B) her 4,000 performance based restricted stock units vesting on January 8, 2027 were calculated by dividing $725,000 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares), and (C) her 4,000 performance based restricted stock units vesting on January 8, 2028 were calculated by dividing $725,000 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares);

(iii)    With respect to Mr. Colson, his 2,600 performance based restricted stock units vesting on January 8, 2026 were calculated by dividing $472,500 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares), (B) his 2,600 performance based restricted stock units vesting on January 8, 2027 were calculated by dividing $472,500 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares), and (C) his 2,600 performance based restricted stock units vesting on January 8, 2028 were calculated by dividing $472,500 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares);

(iv)    With respect to Mr. Mujica, his 2,600 performance based restricted stock units vesting on January 8, 2026 were calculated by dividing $472,500 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares), (B) his 2,600 performance based restricted stock units vesting on January 8, 2027 were calculated by dividing $472,500 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares), and (C) his 2,600 performance based restricted stock units vesting on January 8, 2028 were calculated by dividing $472,500 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares);

(v)    With respect to Mr. Doster, his 2,600 performance based restricted stock units vesting on January 8, 2026 were calculated by dividing $472,500 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares), (B) his 2,600 performance based restricted stock units vesting on January 8, 2027 were calculated by dividing $472,500 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares), and (C) his 2,600 performance based restricted stock units vesting on January 8, 2028 were calculated by dividing $472,500 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares);

(vi)      With respect to Mr. Monroe, his 2,600 performance based restricted stock units vesting on January 8, 2026 were calculated by dividing $472,500 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares), (B) his 2,600 performance based restricted stock units vesting on January 8, 2027 were calculated by dividing $472,500 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares), and (C) his 2,600 performance based restricted stock units vesting on January 8, 2028 were calculated by dividing $472,500 by $181.27 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares);

(2)      The shares underlying the performance based restricted stock units attributable to the One Year Performance Period were released on February 27, 2026. The Compensation Committee had previously determined that 50% of the performance based restricted stock unit award for these performance based restricted stock units would be based on an EPS growth target of 10% during the One Year Performance Period, and that 50% of the performance based restricted stock unit award for such performance period would be based on a pre-tax profit target opportunity equal to the percentage payout of 1.75% of pre-tax earnings divided by the bonus pool target set by the Compensation Committee. Performance based equity awards with respect to fiscal year 2025 were paid at 65% of the total target amount for the fiscal year in which a Named Executive Officer served in such role, based on an EPS payout of 0% due to a decrease in earnings and an actual Profit Sharing Pool of $8.3 million calculated on fiscal year 2025 pre-tax profit of $472.0 million.

(3)      Upon Mr. Lenihan's appointment to Chief Financial Officer on December 3, 2025, the Compensation Committee did not award any performance based restricted stock units to Mr. Lenihan.

(4)      Upon Mr. Marshall's appointment to Chief Growth Officer on August 14, 2025, the Compensation Committee did not award any additional performance based restricted stock units to Mr. Marshall. However, pursuant to his prior employment agreement, he previously received the following three year grant of performance based restricted stock units as Vice President of Operations – Bubba's 33 under his prior employment agreement: (i) 1,700 performance based restricted stock units that vest on January 8, 2026, (ii) 1,700 performance based restricted stock units that vest on January 8, 2027, and (iii) 1,700 performance based restricted stock units that vest on January 8, 2028. These performance based restricted stock units are based on the same performance metrics that are used for the performance based restricted stock units as the other Named Executive Officers; provided, however, such performance based equity awards may be reduced to a minimum of 50% or increased to a maximum of 150% of the applicable target amount. On February 27, 2026, 1,529 performance based restricted stock units attributable to the One Year Performance Period were released to Mr. Marshall.

(5)      Upon Mr. Humpich's appointment to Chief Accounting and Financial Services Officer on December 3, 2025, the Compensation Committee did not award any performance based restricted stock units to Mr. Humpich.

(6)      As described above, Mr. Monroe separated from the Company as Chief Financial Officer of the Company on June 9, 2025. Upon his separation, Mr. Monroe forfeited his right to receive any of the 7,800 performance based restricted stock units described in the table above.

<u>2026 Executive Compensation</u>.

As noted above, under each Executive Employment Agreement, the Compensation Committee has the ability to adjust the compensation for each Named Executive Officer. When establishing the compensation for each Named Executive Officer, the Compensation Committee continued to utilize the same approach that was used when establishing the compensation for each Named Executive Officer's 2025 fiscal year. Additionally, the Compensation Committee approved the increases in executive compensation during the 2026 fiscal year for each applicable Named Executive Officer in order to align with the target percentage parameters used by management of the Company for compensation adjustments for support center employees.

*Base Salary*. As noted above, the Compensation Committee may increase each Named Executive Officer's base salary in its discretion. The base salary of each Named Executive Officer for their 2026 fiscal year service is set forth in the following table:

| Base Salary for 2026 Fiscal Year under Executive Employment Agreements | |
| --- | --- |
| | Starting January 8, 2026 ($) |
| **Gerald L. Morgan**<br>  Chief Executive Officer; Executive Vice Chairman | 1,475,000 |
| **Regina A. Tobin**<br>  President | 762,000 |
| **Michael S. Lenihan**<br>  Chief Financial Officer | 630,000 |
| **Christopher C. Colson**<br>  Chief Business and Administrative Officer; Corporate Secretary | 662,000 |
| **Hernan E. Mujica**<br>  Chief Technology Officer | 662,000 |
| **Travis C. Doster**<br>  Chief Communications Officer | 662,000 |
| **L. Paul Marshall**<br>  Chief Growth Officer | 662,000 |
| **Keith V. Humpich**<br>  Chief Accounting & Financial Services Officer; Former Interim Chief Financial Officer | 420,000 |

*Incentive Bonus*.  As noted above, each Executive Employment Agreement provides an annual short-term cash incentive opportunity with a target bonus for the Named Executive Officers. In connection with the foregoing, the Compensation Committee established an annual short-term cash incentive opportunity with a target bonus as set forth in the table below relating to the Named Executive Officer's 2026 fiscal year service pursuant to each Executive Employment Agreement. The performance criteria and terms of bonus awards are at the discretion of the Compensation Committee. When establishing the bonus criteria for the incentive bonus for each Named Executive Officer, the Compensation Committee evaluated the feedback from the Company's compensation consultant and from its shareholders received as a part of the Company's shareholder engagement program regarding the potential of new operational performance metrics.

In furtherance of the foregoing, the Compensation Committee modified the bonus metric targets utilized by the Compensation Committee in determining the level of achievement of the goals. With respect to the target bonus for each Named Executive's Officer's 2026 fiscal year service, (i) 50% of the target incentive bonus is based on a profit sharing pool (the "***Profit Sharing Pool***") comprised of 1.75% of the Company's pre-tax profits (income before taxes less net income attributable to non-controlling interests, as reported in our audited consolidated financial statements), (ii) 25% of the target incentive bonus is based on a comparable restaurant traffic growth target of 2% (the "***Traffic Goal***"), and (iii) 25% of the target incentive bonus is based on a store week growth target of 5% (the "***Store Week Goal***"). After the end of the 2026 fiscal year, the Compensation Committee will determine whether and to what extent the Traffic Goal and Store Week Goal have been met, and the portion of the Profit Sharing Pool to which each Named Executive Officer is entitled. The Compensation Committee believes that these new metric targets more accurately align the Named Executive Officers with

operational goals and performance of the Company and is responsive to industry benchmarking and shareholder feedback received as part of the Company's shareholder engagement program. Depending on the level of achievement of the goals, the bonus may be reduced to a minimum of $0 or increased to a maximum of two times (or a minimum of 50% or increased to a maximum of 150% for Mr. Humpich) the base target amount under the current incentive compensation policy of the Compensation Committee of the Board. When certifying the level of achievement of the goals, the Compensation Committee reserves the right to either apply the applicable minimum or maximum caps to the entirety of bonus amount or to each applicable bonus metric but in any event subject to the minimum bonus amount and maximum bonus amount described in the table below.

| Executive Incentive Compensation for Fiscal Year 2026 | | | |
|---|---|---|---|
| | Target Bonus ($) | Minimum Bonus ($) | Maximum Bonus ($) |
| **Gerald L. Morgan** <br> Chief Executive Officer; Executive Vice Chairman | 1,475,000 | — | 2,950,000 |
| **Regina A. Tobin** <br> President | 762,000 | — | 1,524,000 |
| **Michael S. Lenihan** <br> Chief Financial Officer | 525,000 | — | 1,050,000 |
| **Christopher C. Colson** <br> Chief Business & Administrative Officer; Corporate Secretary | 551,000 | — | 1,102,000 |
| **Hernan E. Mujica** <br> Chief Technology Officer | 551,000 | — | 1,102,000 |
| **Travis C. Doster** <br> Chief Communications Officer | 551,000 | — | 1,102,000 |
| **L. Paul Marshall** <br> Chief Growth Officer | 551,000 | — | 1,102,000 |
| **Keith Humpich** <br> Chief Accounting & Financial Services Officer; Former Interim Chief Financial Officer | 300,000 | 150,000 | 450,000 |

*Stock Awards.* As noted above, each Executive Employment Agreement provides that the Compensation Committee may grant certain stock awards to the Named Executive Officers during the term of the respective Executive Employment Agreements. In connection with the same, the Compensation Committee authorized the grant of service based restricted stock units under each Executive Employment Agreement equal to the dollar amount described in the table below for each Named Executive Officer with respect to their 2026 fiscal year service. These service based restricted stock units were calculated by dividing the dollar amount described in the table below by the per share closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares. Additionally and except for the shares granted to Mr. Lenihan and Mr. Humpich, these shares were granted on January 8, 2026 and will vest on January 8, 2027, provided the applicable Named Executive Officer is still employed by the Company as of the vesting date. The shares for Mr. Lenihan and Mr. Humpich were granted on December 3, 2025 and will vest on January 8, 2027, provided the applicable Named Executive Officer is still employed by the Company.

| Service Based Restricted Stock Units for 2026 Fiscal Year | | |
|---|---|---|
| | **Service Based Restricted Stock Units Vesting on January 8, 2027 pursuant to Executive Employment Agreements ($)** | **Number of Service Based Restricted Stock Units Vesting on January 8, 2027 pursuant to Executive Employment Agreements (1)** |
| **Gerald L. Morgan**<br>Chief Executive Officer, Executive Vice Chairman | 2,200,000 | 12,200 |
| **Regina A. Tobin**<br>President | 762,000 | 4,200 |
| **Michael S. Lenihan (2)**<br>Chief Financial Officer | 500,000 | 2,900 |
| **Christopher C. Colson**<br>Chief Business & Administrative Officer, Corporate Secretary | 496,000 | 2,700 |
| **Hernan E. Mujica**<br>Chief Technology Officer | 496,000 | 2,700 |
| **Travis C. Doster**<br>Chief Communications Officer | 496,000 | 2,700 |
| **L. Paul Marshall**<br>Chief Growth Officer | 496,000 | 2,700 |
| **Keith V. Humpich (3)**<br>Chief Accounting & Financial Services Officer, Former Interim Chief Financial Officer | 480,000 | 2,800 |

(1)     For the service based restricted stock units described in this footnote (1), fair value is equal to the closing price of the Company's common stock on the trading day immediately preceding the date of the grant, which was $180.79 for these grants. Using the formula described in the immediately foregoing paragraph prior to this table, each Named Executive Officer was granted the number of service based restricted stock units described in the table above for their respective 2026 fiscal year service. These are not amounts paid to or received by the Named Executive Officers. The amounts listed above represent the grant date fair value determined in accordance with ASC 718 of restricted stock units granted under the Company's 2021 Long-Term Incentive Plan. Detailed information under ASC 718 is set forth in Note 14 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2025. The Company cautions that the amounts reported in the table above for these awards may not represent the amounts that the Named Executive Officers will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on the Company's actual operating performance, stock price fluctuations and the Named Executive Officer's continued service with the Company.

(2)     Upon Mr. Lenihan's appointment to Chief Financial Officer, the Compensation Committee authorized the grant of 2,900 service based restricted stock units with a grant date December 3, 2025 for his 2026 fiscal year service and with a vesting date of January 8, 2027, provided he is still employed as of the vesting date. The number of service based restricted stock units were calculated by dividing $500,000 by $169.92 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on December 2, 2025), with such quotient being rounded up or down to the nearest 100 shares. As described in footnote (1) above, these are not amounts paid to or received by Mr. Lenihan. The amounts listed above represent the grant date fair value determined in accordance with ASC 718 of restricted stock units granted under the Company's 2021 Long-Term Incentive Plan.

(3)     Upon Mr. Humpich's appointment to Chief Accounting and Financial Services Officer, the Compensation Committee authorized the grant of 2,800 service based restricted stock units with a grant date December 3, 2025 for his 2026 fiscal year service and with a vesting date of January 8, 2027, provided he is still employed as of the vesting date. The number of service based restricted stock units were calculated by dividing $480,000 by $169.92 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on

December 2, 2025), with such quotient being rounded up or down to the nearest 100 shares. As described in footnote (1) above, these are not amounts paid to or received by Mr. Humpich. The amounts listed above represent the grant date fair value determined in accordance with ASC 718 of restricted stock units granted under the Company's 2021 Long-Term Incentive Plan.

Additionally, the Compensation Committee granted performance based restricted stock units for certain Named Executive Officers during the 2026 fiscal year as described in the table below to Messrs. Morgan, Colson, Mujica, Doster, and Marshall and Ms. Tobin under their respective Executive Employment Agreements. These performance based restricted stock units were calculated by dividing the target dollar amount described in the table below by the per share closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares. Additionally, these performance based restricted stock units were granted to each respective Named Executive Officer on January 8, 2026 and will vest on January 8, 2029, subject to the achievement of defined goals established by the Compensation Committee of the Board. The actual number of shares that will be issued to each of Messrs. Morgan, Colson, Mujica, Doster, and Marshall and Ms. Tobin will be based on achievement of the performance goals assigned to these grants by the Compensation Committee, and will not be calculated until the first quarter of 2029.

| Performance Based Restricted Stock Units During 2026 Fiscal Year | | | | |
|---|---|---|---|---|
| | Target Performance Based Restricted Stock Units vesting on January 8, 2029 pursuant to Executive Employment Agreements ($)(1) | Minimum Performance Based Restricted Stock Units pursuant to Executive Employment Agreements ($) | Maximum Performance Based Restricted Stock Units pursuant to Executive Employment Agreements ($) | Target Number of Performance Based Restricted Stock Units vesting on January 8, 2029 pursuant to Executive Employment Agreements (2) |
| **Gerald L. Morgan** Chief Executive Officer; Executive Vice Chairman | 2,200,000 | — | 4,400,000 | 12,200 |
| **Regina A. Tobin** President | 762,000 | — | 1,524,000 | 4,200 |
| **Michael S. Lenihan (3)** Chief Financial Officer | — | — | — | — |
| **Christopher C. Colson** Chief Business & Administrative Officer; Corporate Secretary | 496,000 | — | 992,000 | 2,700 |
| **Hernan E. Mujica** Chief Technology Officer | 496,000 | — | 992,000 | 2,700 |
| **Travis C. Doster** Chief Communications Officer | 496,000 | — | 992,000 | 2,700 |
| **L. Paul Marshall** Chief Growth Officer | 496,000 | — | 992,000 | 2,700 |
| **Keith V. Humpich (4)** Chief Accounting & Financial Services Officer; Former Interim Chief Financial Officer | — | — | — | — |

(1) The Compensation Committee determined that 50% of the performance based restricted stock unit award would be based on a three-year EPS growth target of 33% as compared to the 2025 fiscal year, which portion would be reduced or increased by 10% for every 1% of annual growth in EPS less than or in excess of the 33% goal, and that 50% of the performance based restricted stock unit award would be based on a pre-tax profit target opportunity equal to the percentage payout of 1.75% of pre-tax earnings divided by the bonus pool target set by the Compensation Committee during the performance period. When certifying the level of achievement of the goals, the Compensation Committee reserves the right to either apply the applicable minimum or maximum caps to the entirety of performance amount or to each applicable performance metric but in any event subject to the minimum target dollar amount and maximum target dollar amount described in the table above. The performance based restricted stock unit award for Messrs. Morgan, Colson, Mujica, Doster, and Marshall and Ms. Tobin with respect to these performance based restricted stock units will be certified in the first quarter of 2029.

(2) For the performance based restricted stock units described in this footnote (2), fair value is equal to the closing price of the Company's common stock on the trading day immediately

preceding the date of the grant, which was $180.79 for these grants. Using the formula described in the immediately foregoing paragraph prior to this table, each Named Executive Officer was granted the target number of performance based restricted stock units described in the table above. These are not amounts paid to or received by these Named Executive Officers. The amounts listed above represent the grant date fair value determined in accordance with U.S GAAP of restricted stock units granted under the Company's 2021 Long-Term Incentive Plan. Detailed information under U.S GAAP is set forth in Note 14 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2025. The Company cautions that the amounts reported in the table above for these awards may not represent the amounts that these Named Executive Officers will actually realize from the awards.

(3)     Mr. Lenihan did not receive a grant of performance based restricted stock units during the 2026 fiscal year.

(4)     Mr. Humpich did not receive a grant of performance based restricted stock units during the 2026 fiscal year.

Finally, as previously noted, the Compensation Committee has the ability to grant long-term "retention" restricted stock units to the Named Executive Officers under their respective Executive Employment Agreements.  In furtherance of the foregoing, the Compensation Committee authorized the grant of the long-term "retention" restricted stock units under each Executive Employment Agreement equal to the dollar amounts described in table below for certain Named Executive Officers. These long-term "retention" restricted stock units were calculated by dividing the dollar amount described in the table below by the per share closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant (which was $180.79), with such quotient being rounded up or down to the nearest 100 shares. The long-term "retention" restricted stock units for Mr. Morgan were granted on January 8, 2026 and will vest on January 8, 2031, provided Mr. Morgan is still providing service to the Company as of the vesting date. Additionally, the long-term "retention" restricted stock units for the Named Executive Officers listed below were granted on January 8, 2026 and will vest on January 8, 2028, provided the applicable Named Executive Officer is still employed as of the vesting date, and will contain a restriction that such long-term "retention" restricted stock units may not be sold by the applicable Named Executive Officer for one year following the date such restricted stock units vest.

| Long-Term "Retention" Restricted Stock Units During 2026 Fiscal Year | | |
|---|---|---|
| | Long-Term "Retention" Restricted Stock Units pursuant to Executive Employment Agreements ($) | Number of Long-Term "Retention" Restricted Stock Units pursuant to Executive Employment Agreements (1) |
| **Gerald L. Morgan**<br>Chief Executive Officer; Executive Vice Chairman | 11,000,000 | 60,800 |
| **Regina A. Tobin**<br>President | 2,000,000 | 11,100 |
| **Christopher C. Colson**<br>Chief Business and Administrative Officer; Corporate Secretary | 1,700,000 | 9,400 |
| **Hernan E. Mujica**<br>Chief Technology Officer | 1,700,000 | 9,400 |
| **Travis C. Doster**<br>Chief Communications Officer | 1,700,000 | 9,400 |
| **L. Paul Marshall**<br>Chief Growth Officer | 1,700,000 | 9,400 |

(1)     For the long-term "retention" restricted stock units described in this footnote (1), fair value is equal to the closing price of the Company's common stock on the trading day immediately preceding the date of the grant, which was $180.79 for these grants. Using the formula described in the immediately foregoing paragraph prior to this table, the applicable Named Executive Officer was granted the number of long-term "retention" restricted stock units described in the table above. These are not amounts paid to or received by the Named Executive Officers. The amounts listed above represent the grant date fair value determined in accordance with ASC 718 of restricted stock units granted under the Company's 2021 Long-Term Incentive Plan. Detailed information under ASC 718 is set forth in Note 14 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2025. The Company cautions that the amounts reported in the table above for these awards may not represent the amounts that the Named Executive Officers will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on the Company's actual operating performance, stock price fluctuations and the Named Executive Officer's continued service with the Company.

Clawback Policy. Under the Executive Employment Agreements, each Named Executive Officer has agreed not to compete with us during the term of his or her employment and for a period of two years following his or her termination of employment. Additionally, the Executive Employment Agreements include certain confidentiality, non-solicitation, and non-disparagement provisions. Finally, each Executive Employment Agreement contains a "*clawback*" provision setting forth that any compensation paid or payable under the Executive Employment Agreements, or any other agreement or arrangement with the Company shall be subject to recovery or reduction in future payments in lieu of recovery pursuant to any Company clawback policy in effect from time to time.

The Company has established a clawback policy whereby the Company shall reasonably and promptly recover the Erroneously Awarded Compensation (as hereinafter defined) Received by an Executive Officer (each as defined in the clawback policy) in accordance with the applicable rules of The Nasdaq Stock Market and Rule 10D-1 following an Accounting Restatement. In such an event, the Compensation Committee has the discretion to determine the appropriate method of recovering such Erroneously Awarded Compensation Received, including, without limitation, requiring reimbursement of cash incentive-based compensation, seeking recovery of any gain realized on the vesting of any equity-based awards, offsetting the recouped amount from any compensation otherwise owed by the Company, and/or cancelling outstanding vested or unvested equity awards. Notwithstanding the foregoing, the Company shall not be required to take such actions if the Compensation Committee determines that recovery would be impracticable and the Compensation Committee has determined that either (a) the direct expenses paid to a third party to assist in enforcing the Company's clawback policy would exceed the amount to be recovered or (b) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of the Internal Revenue Code.

For the purposes of the clawback policy, (A) the term "*Erroneously Awarded Compensation*" means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation (as hereinafter defined) that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid; (B) the term "*Clawback Eligible Incentive Compensation*" means all incentive-based compensation received by an Executive Officer (i) on or after October 2, 2023, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period (as hereinafter defined); (C) the term "*Clawback Period*" means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the restatement date, and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years, provided that a transition period of greater than nine months will be deemed a completed fiscal year; and (D) the term "*Accounting Restatement*" means an accounting restatement due to the material noncompliance of the

Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a "Big R" restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a "little r" restatement).

The full text of our Policy for Recovery of Incentive Compensation can be found in Exhibit 97 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

*Equity Grant Processes*

The Compensation Committee does not grant equity awards in anticipation of the release of material nonpublic information ("**MNPI**"), and the Company does not time the release of MNPI based upon grant dates of equity. In the event MNPI becomes known to the Compensation Committee before granting an equity award, the Compensation Committee will consider such information and use its business judgment to determine whether to delay the grant of equity to avoid any appearance of impropriety.

*Separation and Change in Control Arrangements*

The Executive Employment Agreements provide that the agreement and a Named Executive Officer's employment will terminate during the term of the applicable Executive Employment Agreement if any of the following occurs: (i) termination by the Company for Cause (as hereinafter defined); (ii) termination by the Company without Cause; (iii) resignation by the applicable officer for Good Reason (as hereinafter defined); (iv) resignation by the applicable Named Executive Officer without Good Reason; (v) a Named Executive Officer's death or long-term disability; and/or (vi) a Named Executive Officer's retirement. The Executive Employment Agreements also provide the Company will pay to the applicable officer the Base Termination Payments (as hereinafter defined) and/or the Separation Pay (as hereinafter defined) based on the applicable termination event. The following table describes the payment type by applicable termination event.

| Termination Event | Payment Type |
|---|---|
| Termination for Cause | Base Termination Payments |
| Termination without Cause | Base Termination Payments and Separation Pay |
| Resignation for Good Reason | Base Termination Payments and Separation Pay |
| Resignation without Good Reason | Base Termination Payments |
| Officer Death / Long-Term Disability | Base Termination Payments |
| Officer Retirement | Base Termination Payments |

The payment of the Separation Pay is generally contingent upon the Named Executive Officer's execution of a full release of claims against the Company and continued compliance with the non-competition, non-solicitation, confidentially and other restrictive covenants set forth in the Executive Employment Agreements. The Executive Employment Agreements provide for the reduction of Change in Control payments to the maximum amount that could be paid to the officers without giving rise to the excise tax imposed by Section 4999 of the Internal Revenue Code. For the purposes of Executive Employment Agreements, (A) the term "**Good Reason**" means a notice of termination given by a Named Executive Officers within 12 months following a Change in Control for any of the following reasons: (i) assignment to such Named Executive Officer of a different title or job responsibilities that result in a substantial decrease in the level of responsibility from those in effect immediately before the Change in Control; (ii) a reduction by the Company or the surviving company in such Named Executive Officer's base pay as in effect immediately before the Change in Control; (iii) a significant reduction by the Company or the surviving company in total benefits available to such Named Executive Officer under cash incentive, stock incentive and other employee benefit plans after the Change in Control compared to the total package of such benefits as in effect before the Change in Control; (iv) the requirement by the Company or the surviving company that such Named Executive Officer be based more than 50 miles from where such Named Executive Officer's office is located immediately before the Change in Control, except for required travel on company business to an extent substantially consistent with the business travel obligations which such Named Executive Officer undertook on behalf of the Company before the Change in

Control; or (v) the failure by the Company to obtain from any Successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company an agreement to assume obligations under the Executive Employment Agreement; (B) the term "**Base Termination Payments**" means (i) the applicable Named Executive Officer's base salary through the date of termination, plus (ii) any incentive bonus earned but not yet paid for any fiscal year ended before the date of termination, plus (iii) any accrued paid time off that might be due in accordance with the Company's policies, plus (iv) any expenses owed to the applicable officer under the employment agreement; and (C) the term "**Separation Pay**" means the following:

(a)    to the extent the Executive Employment Agreement is terminated by the Company without Cause, then (x) with respect to our Chief Executive Officer, (i) two times the Chief Executive Officer's then current base salary, plus (ii) an incentive bonus for the year in which the date of termination occurs, equal to the Chief Executive Officer's target bonus for that year, prorated based on the number of days in the fiscal year elapsed before the date of termination, plus (iii) to the extent the Chief Executive Officer is enrolled in the Company's insurance plan as of the date of termination, an amount equal to the approximate cost of the aggregate monthly premiums (less applicable withholdings) for an 18 month period of ongoing medical, dental, and vision insurance via a timely election made under the Company's health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act (COBRA); and (y) with respect to all other Named Executive Officers, (i) one times the applicable Named Executive Officer's then current base salary, plus (ii) an incentive bonus for the year in which the date of termination occurs, equal to the applicable Named Executive Officer's target bonus for that year, prorated based on the number of days in the fiscal year elapsed before the date of termination, plus (iii) to the extent the applicable Named Executive Officer is enrolled in the Company's insurance plan as of the date of termination, an amount equal to the approximate cost of the aggregate monthly premiums (less applicable withholdings) for a 12 month period of ongoing medical, dental, and vision insurance via a timely election made under the Company's health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act (COBRA); and

(b)    to the extent the Executive Employment Agreement is terminated due to a Named Executive Officer's resignation for Good Reason, then (x) with respect to our Chief Executive Officer, (i) two times the Chief Executive Officer's then current base salary, plus (ii) two times the Chief Executive Officer's then target incentive bonus, plus (iii) an incentive bonus for the year in which the date of termination occurs, equal to the Chief Executive Officer's target bonus for that year, prorated based on the number of days in the fiscal year elapsed before the date of termination, plus (iv) to the extent the Chief Executive Officer is enrolled in the Company's insurance plan as of the date of termination, an amount equal to the approximate cost of the aggregate monthly premiums (less applicable withholdings) for an 18 month period of ongoing medical, dental, and vision insurance via a timely election made under the Company's health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act (COBRA); and (y) with respect to all other Named Executive Officers, (i) one and a half times the officer's then current base salary, plus (ii) one and a half times the applicable Named Executive Officer's then target incentive bonus, plus (iii) an incentive bonus for the year in which the date of termination occurs, equal to the applicable Named Executive Officer's target bonus for that year, prorated based on the number of days in the fiscal year elapsed before the date of termination, plus (iv) to the extent the applicable Named Executive Officer is enrolled in the Company's insurance plan as of the date of termination, an amount equal to the approximate cost of the aggregate monthly premiums (less applicable withholdings) for an 18 month period of ongoing medical, dental, and vision insurance via a timely election made under the Company's health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act (COBRA).

Additionally, as used in the Executive Employment Agreements, a "**Change in Control**" means that one of the following events has taken place: (i) consummation of a merger or consolidation of the Company with any other entity, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such merger or consolidation; (ii) consummation of a sale or disposition of all or substantially all of the assets of the Company (other than such a sale or disposition immediately after which such assets will be owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the common stock of

the Company immediately before such sale or disposition); or (iii) any Person becomes the beneficial owner (as determined pursuant to Section 13(d) of the Exchange Act) of securities representing in excess of 50% of the aggregate voting power of the outstanding securities of the Company as required to be disclosed in a report on Schedule 13D of the Exchange Act. The Board has the full and final authority, in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control, and any incidental matters relating thereto.

While the individual Executive Employment Agreements do not address the manner in which unvested stock awards, if any, will be handled upon the termination of a Named Executive Officer, the specific restricted stock unit award agreement and/or performance restricted stock unit award agreement entered into by the Named Executive Officers upon the grant of service based restricted stock units and/or performance based restricted stock units provide that (A) if a Change in Control occurs prior to the vesting date of such restricted stock units and the Named Executive Officer is terminated by the Company without Cause, or (B) if the Named Executive Officer is terminated for Good Reason within 12 months following a Change in Control, then such unvested service based restricted stock units and/or performance based restricted stock units shall become vested as of the date of termination. Additionally, such specific restricted stock unit award agreement and/or performance restricted stock unit award agreement entered into by the Named Executive Officers provide that if any Named Executive Officer's continuous service is terminated because of death or disability prior to the vesting date for the applicable grant of service based restricted stock units and/or performance based restricted stock units (as and if applicable), then such applicable restricted stock units become immediately vested in an amount equal to the total number of granted restricted stock units multiplied by a fraction, the numerator of which is the number of calendar months or portions thereof from grant date of such restricted stock units through the date on which such Named Executive Officer's continuous service is terminated due to death or disability and the denominator of which is the total number of calendar months or portion thereof in the vesting period for such restricted stock unit grants.

Additionally, as previously mentioned above, the Company announced that Mr. Monroe separated from the Company as Chief Financial Officer effective as of June 9, 2025. The separation was treated as a termination without "cause" under his Executive Employment Agreement. In connection with Mr. Monroe's separation from the Company, on June 9, 2025, the Company and Mr. Monroe entered into the Monroe Separation Agreement. Under the Monroe Separation Agreement, the Company agreed to pay to Mr. Monroe (x) the Base Termination Payments (as defined in his Executive Employment Agreement) and (y) the Separation Pay as calculated in accordance with his Executive Employment Agreement to be an amount equal to $883,568, which is comprised of the following: (i) $630,000 (less applicable withholdings), which is an amount equal to one times Mr. Monroe's current base salary, (ii) $228,699 (less applicable withholdings), which is an amount equal to his prorated target bonus for the 2025 fiscal year of $525,000, and (iii) $24,869 (less applicable withholdings), which is an amount equal to the approximate cost of monthly premiums (less applicable withholdings) for a twelve (12) month period for ongoing medical, dental, and vision insurance via a timely election made under the Company's health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act (COBRA) or otherwise. The payment of the amounts described in clause (i) were paid in accordance with the Company's payroll schedule, and the payment of the amounts described in clauses (ii) and (iii) were paid in a lump sum within five (5) business days following the expiration of the seven (7) day revocation period set forth in the Agreement. The Monroe Separation Agreement also provided a general release of all claims by Mr. Monroe and affirms certain obligations under the Executive Employment Agreement, including, without limitation, obligations pertaining to confidentiality, non-competition, non-disparagement, non-hire, and non-solicitation.

*Hedging and Pledging Policies*

The Company has a stock trading policy that, among other things, prohibits all of our employees (including our executive officers) and our directors from engaging in speculative trading in the Company's shares, which prohibition includes any arrangement by which a shareholder or option holder changes his or her economic exposure to changes in the price of the stock. Prohibited arrangements include buying standardized put or call options, writing put or call options, selling stock short, buying or selling securities convertible into other securities, or merely engaging in a private arrangement where the value of the agreement varies in relation to the price of the underlying security. Such arrangements are prohibited because these transactions

may give the appearance of improper trades and look disloyal. In addition, our stock trading policy strongly discourages employees (including our executive officers) and our directors from holding the Company's securities in a margin account or otherwise pledging these securities as collateral for a loan. As of the date of this proxy statement, none of our Named Executive Officers and non-employee directors hold the Company's securities in a margin account or have otherwise pledged them as collateral for a loan.

*Stipend for Interim Chief Financial Officer; Principal Accounting Officer*

In connection with Mr. Humpich's appointment to interim Chief Financial Officer on June 9, 2025, the Compensation Committee agreed that he would receive a $100,000 stipend per fiscal quarter (or portion thereto) in which he serves in such position, which amount will be paid in arrears. In the event Mr. Humpich only serves as interim Chief Financial Officer for a portion of any given fiscal quarter, then the $100,000 per quarter stipend was to be prorated on a month-to-month basis. On February 18, 2026 and in observance for his continued support of the Company in the transition of Mr. Lenihan to the Chief Financial Officer position, the Compensation Committee agreed that Mr. Humpich would continue to receive the $100,000 per quarter stipend to and through June 30, 2026.

*Compensation Committee Report*

The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 30, 2025.

All members of the Compensation Committee concur in this report.

Michael A. Crawford, Chair
Jane Grote Abell
Gregory N. Moore

## Summary Compensation Table

The following table sets forth the total compensation earned with respect to the fiscal years 2025, 2024, and 2023 by our Named Executive Officers, which include (i) our Principal Executive Officer (the "**PEO**") and Principal Financial Officer (the "**PFO**"), including any interim PEO or PFO, and (ii) the Company's five most highly compensated executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed fiscal year.

| Summary Compensation Table | | | | | | |
|---|---|---|---|---|---|---|
| Name and Principal Position | Year | Salary ($)(1) | Bonus ($)(2) | Grant Date Fair Value of Stock Awards ($)(3)(4) | Non-equity Incentive Plan Compensation ($)(5) | All Other Compensation ($)(6) | Total ($)(4) |
| Gerald L. Morgan | 2025 | 1,356,538 | 200 | 8,410,928 | 909,413 | 145,054 | 10,822,133 |
| Chief Executive Officer; Executive Vice Chairman | 2024 | 1,295,385 | — | 2,602,600 | 2,271,270 | 16,754 | 6,186,009 |
| | 2023 | 1,190,000 | — | 2,599,856 | 1,527,267 | 30,404 | 5,347,527 |
| Michael S. Lenihan | 2025 | 36,346 | 5,260 | 492,768 | — | — | 534,374 |
| Chief Financial Officer | 2024 | — | — | — | — | — | — |
| | 2023 | — | — | — | — | — | — |
| D. Christopher Monroe | 2025 | 279,827 | — | 1,885,208 | 98,429 | 594,170 | 2,857,634 |
| Former Chief Financial Officer | 2024 | 547,308 | 250,100 | 792,610 | 742,530 | 12,796 | 2,345,344 |
| | 2023 | 240,385 | 250,000 | 404,484 | 254,545 | 249,524 | 1,398,938 |
| Keith V. Humpich | 2025 | 622,949 | 200 | 875,787 | 134,913 | 4,944 | 1,638,793 |
| Chief Accounting & Financial Services | 2024 | 491,923 | 200 | 399,968 | 299,999 | 5,029 | 1,197,119 |
| Officer; Former Interim Chief Financial Officer | 2023 | 592,000 | 200 | 364,629 | 190,908 | 1,242 | 1,148,979 |
| Regina Tobin | 2025 | 703,317 | 200 | 2,900,320 | 470,946 | 10,680 | 4,085,463 |
| President | 2024 | 697,885 | 200 | 899,080 | 1,222,991 | 10,572 | 2,830,728 |
| | 2023 | 642,500 | — | 897,792 | 827,270 | 32,454 | 2,400,016 |
| Christopher C. Colson | 2025 | 609,365 | 200 | 1,885,208 | 341,030 | 6,703 | 2,842,506 |
| Chief Business and Administrative Officer, | 2024 | 547,308 | 200 | 792,610 | 742,530 | 12,915 | 2,095,563 |
| Corporate Secretary | 2023 | 500,000 | 200 | 794,920 | 509,089 | 22,131 | 1,826,340 |
| Hernan E. Mujica | 2025 | 609,365 | 200 | 1,885,208 | 341,030 | 9,457 | 2,845,260 |
| Chief Technology Officer | 2024 | 547,308 | 200 | 792,610 | 742,530 | 15,903 | 2,098,551 |
| | 2023 | 500,000 | 200 | 794,920 | 509,089 | 24,885 | 1,829,094 |
| Travis C. Doster | 2025 | 609,365 | 200 | 1,885,208 | 341,030 | 8,215 | 2,844,018 |
| Chief Communications Officer | 2024 | 547,308 | 200 | 92,442 | 742,530 | 31,192 | 1,413,672 |
| | 2023 | 381,538 | 200 | 860,836 | 269,787 | 5,643 | 1,518,004 |
| L. Paul Marshall | 2025 | 576,894 | 200 | 1,432,033 | 310,915 | 8,250 | 2,328,292 |
| Chief Growth Officer | 2024 | — | — | — | — | — | — |
| | 2023 | — | — | — | — | — | — |

(1) With respect to Mr. Humpich's base salary for 2023 and 2025, respectively, these amounts include the $100,000 quarterly stipend in which Mr. Humpich served as interim Chief Financial Officer of the Company and/or as the principal accounting officer of the Company (as applicable).

(2) This column represents holiday bonus awards paid to the eligible Named Executive Officers for the fiscal years ended December 30, 2025, December 31, 2024, and December 26, 2023.

Additionally, pursuant to Mr. Monroe's Prior Employment Agreement and in connection with his appointment to Chief Financial Officer, the Company agreed to pay to Mr. Monroe a one-time signing bonus in the amount of $500,000. The signing bonus was paid in two equal installments of $250,000 each in the following manner: (i) the first installment was paid on or before July 1, 2023, and (ii) the second installment was paid on or before January 1, 2024. The amount included for Mr. Monroe with respect to the 2023 fiscal year includes the initial $250,000 portion of the signing bonus paid by the Company, and the amount included for Mr. Monroe with respect to the 2024 fiscal year includes the remaining $250,000 portion of the signing bonus paid by the Company.

(3) Reflects the grant date fair value computed in accordance with U.S. GAAP of performance based restricted stock units and service based restricted stock units granted pursuant to the

Company's long term incentive plan using the closing price of the Company's common stock on the last trading day immediately preceding the grant date.

The Company cautions that the amounts reported in the Summary Compensation Table for these awards may not represent the amounts that the Named Executive Officers will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value on these awards will depend on a number of factors, including the Company's actual operating performance, stock price fluctuations, and the Named Executive Officer's continued service with the Company. Additional information on all outstanding stock awards is reflected in the "Grants of Plan-Based Awards Table" and the "Outstanding Equity Awards at Fiscal Year End Table."

(4)     With respect to Mr. Morgan, (i) amounts for the 2025 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Morgan during the 2025 fiscal year, (ii) amounts for the 2024 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Morgan during the 2024 fiscal year relating to his 2024 year service, and (iii) amounts for the 2023 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Morgan during the 2023 fiscal year relating to his 2023 year service.

With respect to Mr. Lenihan, amounts for the 2025 fiscal year include the service based restricted stock units granted to Mr. Lenihan during the 2025 fiscal year relating to his 2026 year service.

With respect to Mr. Monroe, (i) amounts for the 2025 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Monroe during the 2025 fiscal year, (ii) amounts for the 2024 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Monroe during the 2024 fiscal year relating to his 2024 year service, and (iii) amounts for the 2023 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Monroe during the 2023 fiscal year relating to his partial 2023 year service.

With respect to Mr. Humpich, (i) amounts for the 2025 fiscal year include (a) service based restricted stock units granted during the 2025 fiscal year relating to his 2025 year service as Vice President of the Company, and (b) service based restricted stock units granted during the 2025 fiscal year relating to his 2026 year service as Chief Accounting and Financial Services Officer, and (ii) amounts for the 2023 fiscal year include the service based restricted stock units granted to Mr. Humpich during the 2023 fiscal year relating to his 2023 year service as the Vice President of Finance of the Company.

With respect to Ms. Tobin, (i) amounts for the 2025 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Ms. Tobin during the 2025 fiscal year, (ii) amounts for the 2024 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Ms. Tobin during the 2024 fiscal year relating to her 2024 year service, and (iii) amounts for the 2023 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Ms. Tobin during the 2023 fiscal year relating to her 2023 year service.

With respect to Mr. Colson, (i) amounts for the 2025 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Colson during the 2025 fiscal year, (ii) amounts for the 2024 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Colson during the 2024 fiscal year relating to his 2024 year service, and (iii) amounts for the 2023 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Colson during the 2023 fiscal year relating to his 2023 year service.

With respect to Mr. Mujica, (i) amounts for the 2025 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Mujica during the 2025 fiscal year, (ii) amounts for the 2024 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Mujica during the 2024 fiscal year relating to his 2024 year service, and (iii) amounts for the 2023 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Mujica during the 2023 fiscal year relating to his 2023 year service.

With respect to Mr. Doster, (i) amounts for the 2025 fiscal year include service based restricted stock units and performance based restricted stock units granted to Mr. Doster during the 2025 fiscal year, (ii) amounts for the 2024 fiscal year include service based restricted stock units granted to Mr. Doster during the 2024 fiscal year relating to his Q4 2023 service and applicable to the period of time prior to his appointment to Chief Communications Officer, and (iii) amounts for the 2023 fiscal year include (a) the performance based restricted stock units and service based restricted stock units granted to Mr. Doster during the 2023 fiscal year relating to his 2024 fiscal year service, (b) the service based restricted stock units granted to Mr. Doster during the 2023 fiscal year service relating to his 2023 year service made prior to his appointment as Chief Communications Officer, and (c) the service based restricted stock units granted to Mr. Doster during the 2023 fiscal year relating to his Q4 2022 service.

(5)     This column sets forth the amount of compensation earned by the NEOs under the Company's annual performance-based Incentive Bonus program during each fiscal year. A description of the Company's annual Incentive Bonus program is included in the section above titled *"— Compensation Discussion and Analysis — Incentive Bonus"* and the determination of Incentive Bonuses for fiscal 2025 is described in the section above titled "*— Compensation Discussion and Analysis - Executive Incentive Compensation for Fiscal Year 2025.*"

As described above, Mr. Monroe separated from the Company as Chief Financial Officer of the Company on June 9, 2025. The amount shown above reflects the bonus that he received for the first two fiscal quarters relating to his partial 2025 fiscal year service. Additionally, upon his separation and pursuant to the Monroe Separation Agreement, Mr. Monroe forfeited his right to receive any bonus relating to his remaining 2025 fiscal year service.

(6)     The amount included for Mr. Monroe with respect to the 2023 fiscal year includes $230,452 paid by the Company toward Mr. Monroe's relocation expenses to Louisville, Kentucky, $184,881 of which relates to the reimbursement of certain expenses arising from the sale of his home as a part of his relocation to Louisville, Kentucky. These amounts for Mr. Monroe reflect the amount paid to the applicable service providers.

We believe that the personal safety and security of our senior executives is of the utmost importance to the Company and its shareholders. In connection with the same, we may from time to time provide personal security services to certain executives. Security services include home security systems and monitoring and, in some cases, personal security services. For fiscal year 2023, the Company paid $5,519 toward Mr. Morgan's personal security, and $7,569 toward Ms. Tobin's personal security, for fiscal year 2024, the Company paid $2,319 toward Mr. Morgan's personal security, and $1,234 toward Ms. Tobin's personal security, and for fiscal year 2025, the Company paid $1,605 toward Mr. Morgan's personal security, and $1,223 toward Ms. Tobin's personal security. We also completed an executive digital assessment for certain Named Executive Officers during the 2023 fiscal year. In connection with the same, for fiscal year 2024, the Company paid $18,000 for such assessment for Mr. Doster, and for fiscal year 2023, the Company paid $18,000 for such assessments for each of Ms. Tobin and Messrs. Morgan, Colson, Mujica, and Monroe. The amounts paid in this paragraph reflect amounts paid to the applicable service providers.

Additionally, these amounts include (A) payments made by the Company for life insurance premiums maintained for the benefit of the applicable Named Executive Officers, (B) $2,622

paid for each Named Executive Officer for a cellphone allowance during the 2025 fiscal year (other than $1,371 paid to Mr. Monroe for his partial 2025 fiscal year service and $2,657 paid to Mr. Marshall) and $2,707 paid to each Named Executive Officer for a cellphone allowance during the 2024 fiscal year, and (C) $5,096 paid to Mr. Morgan, $6,330 paid to Mr. Colson, $5,096 paid to Mr. Doster, $4,700 paid to Mr. Monroe, and $6,564 paid to Mr. Mujica, respectively, by the Company on behalf of each Named Executive Officers during the 2024 fiscal year to a comprehensive, multi-specialty preventative medical center offering individualized annual physical exams.  Finally, the amount for Mr. Morgan with respect to the 2025 fiscal year includes $131,467 paid by the Company for the initiation fee and monthly dues for membership at a country club located in Louisville, Kentucky.

## Grants of Plan-Based Awards in Fiscal Year 2025

The following table presents information with respect to grants of stock awards to the applicable Named Executive Officers during fiscal year 2025.

| Grants of Plan-Based Awards Table | | | | | | |
|---|---|---|---|---|---|---|
| | | Estimated Future Payouts Under Equity Incentive Plan Awards(1) | | | All Other Stock Awards: Number of Shares of Stock or Units (2) | Grant Date Fair Value of Stock and Option Awards ($)(3) |
| Name | Grant Date | Minimum | Target | Maximum | | |
| **Gerald L. Morgan** | | | | | | |
| Chief Executive Officer; Executive Vice Chairman | | | | | | |
| Service Based RSUs vesting on January 8, 2026 | January 8, 2025 | — | — | — | 11,600 | 2,102,732 |
| Performance Based RSUs vesting on January 8, 2026 | January 8, 2025 | — | 11,600 (4) | 23,200 | | 2,102,732 |
| Performance Based RSUs vesting on January 8, 2027 | January 8, 2025 | — | 11,600 (4) | 23,200 | | 2,102,732 |
| Performance Based RSUs vesting on January 8, 2028 | January 8, 2025 | — | 11,600 (4) | 23,200 | | 2,102,732 |
| **Regina A. Tobin** | | | | | | |
| President | | | | | | |
| Service Based RSUs vesting on January 8, 2026 | January 8, 2025 | — | — | — | 4,000 | 725,080 |
| Performance Based RSUs vesting on January 8, 2026 | January 8, 2025 | — | 4,000 (4) | 8,000 | | 725,080 |
| Performance Based RSUs vesting on January 8, 2027 | January 8, 2025 | — | 4,000 (4) | 8,000 | | 725,080 |
| Performance Based RSUs vesting on January 8, 2028 | January 8, 2025 | — | 4,000 (4) | 8,000 | | 725,080 |
| **Michael S. Lenihan** | | | | | | |
| Chief Financial Officer | | | | | | |
| Service Based RSUs vesting on January 8, 2027 | December 3, 2025 | — | — | — | 2,900 | 492,768 |
| **Christopher C. Colson** | | | | | | |
| Chief Business and Administrative Officer; Corporate Secretary | | | | | | |
| Service Based RSUs vesting on January 8, 2026 | January 8, 2025 | — | — | — | 2,600 | 471,302 |
| Performance Based RSUs vesting on January 8, 2026 | January 8, 2025 | — | 2,600 (4) | 5,200 | | 471,302 |
| Performance Based RSUs vesting on January 8, 2027 | January 8, 2025 | — | 2,600 (4) | 5,200 | | 471,302 |
| Performance Based RSUs vesting on January 8, 2028 | January 8, 2025 | — | 2,600 (4) | 5,200 | | 471,302 |
| **Hernan E. Mujica** | | | | | | |
| Chief Technology Officer | | | | | | |
| Service Based RSUs vesting on January 8, 2026 | January 8, 2025 | — | — | — | 2,600 | 471,302 |
| Performance Based RSUs vesting on January 8, 2026 | January 8, 2025 | — | 2,600 (4) | 5,200 | | 471,302 |
| Performance Based RSUs vesting on January 8, 2027 | January 8, 2025 | — | 2,600 (4) | 5,200 | | 471,302 |
| Performance Based RSUs vesting on January 8, 2028 | January 8, 2025 | — | 2,600 (4) | 5,200 | | 471,302 |
| **Travis C. Doster** | | | | | | |
| Chief Communications Officer | | | | | | |
| Service Based RSUs vesting on January 8, 2026 | January 8, 2025 | — | — | — | 2,600 | 471,302 |
| Performance Based RSUs vesting on January 8, 2026 | January 8, 2025 | — | 2,600 (4) | 5,200 | | 471,302 |
| Performance Based RSUs vesting on January 8, 2027 | January 8, 2025 | — | 2,600 (4) | 5,200 | | 471,302 |
| Performance Based RSUs vesting on January 8, 2028 | January 8, 2025 | — | 2,600 (4) | 5,200 | | 471,302 |
| **L. Paul Marshall (5)** | | | | | | |
| Chief Growth Officer | | | | | | |
| Service Based RSUs vesting on January 8, 2026 | January 8, 2025 | — | — | — | 2,800 | 507,556 |
| Performance Based RSUs vesting on January 8, 2026 | January 8, 2025 | 850 | 1,700 (4) | 2,550 | | 308,159 |
| Performance Based RSUs vesting on January 8, 2027 | January 8, 2025 | 850 | 1,700 (4) | 2,550 | | 308,159 |
| Performance Based RSUs vesting on January 8, 2028 | January 8, 2025 | 850 | 1,700 (4) | 2,500 | | 308,159 |
| **Keith V. Humpich** | | | | | | |
| Chief Accounting and Financial Services Officer; Former Interim Chief Financial Officer | | | | | | |
| Service Based RSUs vesting on July 2, 2026 | July 2, 2025 | — | — | — | 2,114 | 400,011 |
| Service Based RSUs vesting on January 8, 2027 | December 3, 2025 | — | — | — | 2,800 | 475,776 |
| **D. Christopher Monroe** | | | | | | |
| Former Chief Financial Officer | | | | | | |
| Service Based RSUs vesting on January 8, 2026 | January 8, 2025 | — | — | — | 2,600 | 471,302 |
| Performance Based RSUs vesting on January 8, 2026 | January 8, 2025 | — | 2,600 (4) | 5,200 | | 471,302 |
| Performance Based RSUs vesting on January 8, 2027 | January 8, 2025 | — | 2,600 (4) | 5,200 | | 471,302 |
| Performance Based RSUs vesting on January 8, 2028 | January 8, 2025 | — | 2,600 (4) | 5,200 | | 471,302 |

(1)    These amounts reflect the minimum, target, and maximum number of shares issuable under performance awards. The related performance targets and certain results are described in detail in the "Compensation Discussion and Analysis."

(2)    Each stock award consists of service based restricted stock units, where each unit represents the conditional right to receive one share of our common stock upon satisfaction of vesting requirements. See the "Compensation Discussion and Analysis" for the conditions of accelerated vesting upon termination of employment other than for cause.

(3) Reflects the grant date fair value computed in accordance with U.S. GAAP of the target number of performance based restricted stock units and service based restricted stock units granted to the Named Executive Officers using the closing price of the Company's common stock on the last trading day immediately preceding the grant date, which was based on the following:

    (i)     With respect to Mr. Morgan, 11,600 service based restricted stock units and 34,800 performance based restricted stock units granted on January 8, 2025 at $181.27.

    (ii)    With respect to Ms. Tobin, 4,000 service based restricted stock units and 12,000 performance based restricted stock units granted on January 8, 2025 at $181.27.

    (iii)   With respect to Mr. Lenihan, 2,900 service based restricted stock units granted on December 3, 2025 at $169.92.

    (iv)   With respect to Mr. Colson, 2,600 service based restricted stock units and 7,800 performance based restricted stock units granted on January 8, 2025 at $181.27.

    (v)    With respect to Mr. Mujica, 2,600 service based restricted stock units and 7,800 performance based restricted stock units granted on January 8, 2025 at $181.27.

    (vi)   With respect to Mr. Doster, 2,600 service based restricted stock units and 7,800 performance based restricted stock units granted on January 8, 2025 at $181.27.

    (vii)  With respect to Mr. Marshall, 2,800 service based restricted stock units and 5,100 performance based restricted stock units granted on January 8, 2025 at $181.27.

    (viii) With respect to Mr. Humpich, 2,114 service based restricted stock units granted on July 2, 2025 at $189.22, and 2,800 service based restricted stock units granted on December 3, 2025 at $169.92.

    (ix)   With respect to Mr. Monroe, 2,600 service based restricted stock units and 7,800 performance based restricted stock units granted on January 8, 2025 at $181.27. As previously discussed, upon his separation, Mr. Monroe forfeited his right to receive these service based restricted stock units and performance based restricted stock units granted in 2025.

These are not amounts paid to or received by the Named Executive Officers. For discussion of the assumptions used in determining these values, see Note 14 to the consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2025.

(4) The amount included in the table above represents the target award opportunity. Performance based equity awards with respect to fiscal year 2025 were paid at 65% of the total target amount for the fiscal year in which a Named Executive Officer served in such role, based on an EPS payout of 0% due to a decrease in earnings and an actual Profit Sharing Pool of $8.3 million calculated on fiscal year 2025 pre-tax profit of $472.0 million.

(5) The performance based restricted stock units granted to Mr. Marshall are based on the same performance metrics that are used for the performance based restricted stock units as the other Named Executive Officers; provided, however, such performance based restricted stock units may be reduced to a minimum of 50% or increased to a maximum of 150% of the applicable target amounts.

## Outstanding Equity Awards

The following table presents information with respect to outstanding stock option awards, stock awards, and equity incentive plan awards as of December 30, 2025 by the Named Executive Officers.

| | Stock Awards | | Equity Incentive Plan Awards | |
|---|---|---|---|---|
| **Name** | **Number of Shares or Units of Stock That Have Not Vested (#)** | **Market Value of Shares or Units of Stock That Have Not Vested ($)(1)** | **Number of Shares or Units of Stock That Have Not Vested (#)** | **Market Value of Shares or Units of Stock That Have Not Vested ($)(1)** |
| **Gerald L. Morgan** <br> Chief Executive Officer; Executive Vice Chairman | 11,600 (2) | 1,941,840 | 34,800 (3) | 5,825,520 |
| **Regina A. Tobin** <br> President | 4,000 (4) | 669,600 | 12,000 (5) | 2,008,800 |
| **Michael S. Lenihan** <br> Chief Financial Officer | 2,900 (6) | 485,460 | — | — |
| **Christopher C. Colson** <br> Chief Business & Administrative Officer, Corporate Secretary | 2,600 (7) | 435,240 | 7,800 (8) | 1,305,720 |
| **Hernan E. Mujica** <br> Chief Technology Officer | 2,600 (9) | 435,240 | 7,800 (10) | 1,305,720 |
| **Travis C. Doster** <br> Chief Communications Officer | 2,600 (11) | 435,240 | 7,800 (12) | 1,305,720 |
| **L. Paul Marshall** <br> Chief Growth Officer | 2,800 (13) | 468,720 | 5,100 (14) | 853,740 |
| **Keith V. Humpich** <br> Chief Accounting & Financial Services Officer; Former Interim Chief Financial Officer | 4,914 (15) | 822,604 | — | — |
| **D. Christopher Monroe (16)** <br> Former Chief Financial Officer | — | — | — | — |

(1) Market value was computed using the Company's closing stock price on the last trading day of our fiscal year ended December 30, 2025, which was $167.40.

(2) With respect to Mr. Morgan, the vesting schedule is as follows: 11,600 service based restricted stock units on January 8, 2026.

(3) With respect to Mr. Morgan, consists of performance awards which will vest and be earned, if at all, at the time of a determination by our compensation committee that certain Company performance measures have been satisfied. If and to the extent earned, the vesting schedule is as follows: 11,600 performance based restricted stock units on January 8, 2026, 11,600 performance based restricted stock units on January 8, 2027, and 11,600 performance based restricted stock units on January 8, 2028.

(4) With respect to Ms. Tobin, the vesting schedule is as follows: 4,000 service based restricted stock units on January 8, 2026.

(5) With respect to Ms. Tobin, consists of performance awards which will vest and be earned, if at all, at the time of a determination by our compensation committee that certain Company performance measures have been satisfied. If and to the extent earned, the vesting schedule is as follows: 4,000 performance based restricted stock units on January 8, 2026, 4,000 performance based restricted stock units on January 8, 2027, and 4,000 performance based restricted stock units on January 8, 2028.

(6)     With respect to Mr. Lenihan, the vesting schedule is as follows: 2,900 service based restricted stock units on January 8, 2027.

(7)     With respect to Mr. Colson, the vesting schedule is as follows: 2,600 service based restricted stock units on January 8, 2026.

(8)     With respect to Mr. Colson, consists of performance awards which will vest and be earned, if at all, at the time of a determination by our compensation committee that certain Company performance measures have been satisfied. If and to the extent earned, the vesting schedule is as follows: 2,600 performance based restricted stock units on January 8, 2026, 2,600 performance based restricted stock units on January 8, 2027, and 2,600 performance based restricted stock units on January 8, 2028.

(9)     With respect to Mr. Mujica, the vesting schedule is as follows: 2,600 service based restricted stock units on January 8, 2026.

(10)    With respect to Mr. Mujica, consists of performance awards which will vest and be earned, if at all, at the time of a determination by our compensation committee that certain Company performance measures have been satisfied. If and to the extent earned, the vesting schedule is as follows: 2,600 performance based restricted stock units on January 8, 2026, 2,600 performance based restricted stock units on January 8, 2027, and 2,600 performance based restricted stock units on January 8, 2028.

(11)    With respect to Mr. Doster, the vesting schedule is as follows: 2,600 service based restricted stock units on January 8, 2026.

(12)    With respect to Mr. Doster, consists of performance awards which will vest and be earned, if at all, at the time of a determination by our compensation committee that certain Company performance measures have been satisfied. If and to the extent earned, the vesting schedule is as follows: 2,600 performance based restricted stock units on January 8, 2026, 2,600 performance based restricted stock units on January 8, 2027, and 2,600 performance based restricted stock units on January 8, 2028.

(13)    With respect to Mr. Marshall, the vesting schedule is as follows: 2,800 service based restricted stock units on January 8, 2026.

(14)    With respect to Mr. Marshall, consists of performance awards which will vest and be earned, if at all, at the time of a determination by our compensation committee that certain Company performance measures have been satisfied. If and to the extent earned, the vesting schedule is as follows: 1,700 performance based restricted stock units on January 8, 2026, 1,700 performance based restricted stock units on January 8, 2027, and 1,700 performance based restricted stock units on January 8, 2028.

(15)    With respect to Mr. Humpich, the vesting schedule is as follows: (A) 2,114 service based restricted stock units on July 2, 2026, and (B) 2,800 service based restricted stock units on January 8, 2027.

(16)    As described above, Mr. Monroe separated from the Company as Chief Financial Officer of the Company on June 9, 2025. Upon his separation, Mr. Monroe forfeited his right to receive any of the 2,600 service based restricted stock units and 7,800 performance based restricted stock units previously granted to Mr. Monroe.

See the "Compensation Discussion and Analysis" for the conditions of accelerated vesting upon termination of employment other than for cause.

## Stock Vested

The following table presents information with respect to stock awards vested during the fiscal year ended December 30, 2025 by the Named Executive Officers.

| Name | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)(1) |
|---|---|---|
| **Stock Vested Table** | | |
| **Gerald L. Morgan**<br>Chief Executive Officer; Executive Vice Chairman | 30,218 | 5,477,617 (i) |
| **Regina A. Tobin**<br>President | 10,140 | 1,838,078 (ii) |
| **Michael S. Lenihan**<br>Chief Financial Officer | — | — |
| **Christopher C. Colson**<br>Chief Business & Administrative Officer; Corporate Secretary | 8,568 | 1,553,121 (iii) |
| **Hernan E. Mujica**<br>Chief Technology Officer | 8,568 | 1,553,121 (iv) |
| **Travis C. Doster**<br>Chief Communications Officer | 6,698 | 1,214,146 (v) |
| **L. Paul Marshall**<br>Chief Growth Officer | 7,950 | 1,441,097 (vi) |
| **Keith V. Humpich**<br>Chief Accounting & Financial Services Officer; Former Interim Chief Financial Officer | 2,330 | 422,359 (vii) |
| **D. Christopher Monroe**<br>Former Chief Financial Officer | 8,568 | 1,553,121 (viii) |

(1) The value realized upon vesting of restricted stock units represents the fair value of the underlying shares based on the closing price of the Company's common stock on the trading day immediately preceding the vesting date, which is in accordance with the following:

    (i) $181.27 with respect to the 11,000 service based restricted stock units which vested on January 8, 2025, and $181.27 with respect to the 19,218 performance based restricted stock units which vested on January 8, 2025 but became reportable on February 28, 2025.

    (ii) $181.27 with respect to the 4,200 service based restricted stock units which vested on January 8, 2025, and $181.27 with respect to the 5,940 performance based restricted stock units which vested on January 8, 2025 but became reportable on February 28, 2025.

    (iii) $181.27 with respect to the 4,200 service based restricted stock units which vested on January 8, 2025, and $181.27 with respect to the 4,368 performance based restricted stock units which vested on January 8, 2025 but became reportable on February 28, 2025.

    (iv) $181.27 with respect to the 4,200 service based restricted stock units which vested on January 8, 2025, and $181.27 with respect to the 4,368 performance based restricted stock units which vested on January 8, 2025 but became reportable on February 28, 2025.

    (v) $181.27 with respect to the 3,100 service based restricted stock units which vested on January 8, 2025, $181.27 with respect to the 2,970 performance based restricted stock

units which vested on January 8, 2025 but became reportable on February 28, 2025, and $171.57 with respect to the 628 service based restricted stock units which vested on February 21, 2025.

(vi) $181.27 with respect to the 4,200 service based restricted stock units which vested on January 8, 2025, and $181.27 with respect to the 3,750 performance based restricted stock units which vested on January 8, 2025 but became reportable on February 28, 2025.

(vii) $184.01 with respect to the 2,330 service based restricted stock units which vested on June 26, 2025.

(viii) $181.27 with respect to the 4,200 service based restricted stock units which vested on January 8, 2025, and $181.27 with respect to the 4,368 performance based restricted stock units which vested on January 8, 2025 but became reportable on February 28, 2025.

## Termination, Change in Control and Change of Responsibility Payments

The Executive Employment Agreements provide that the agreement and a Named Executive Officer's employment will terminate during the term of the applicable Executive Employment Agreement if any of the following occurs: (i) termination by the Company for Cause (as hereinafter defined); (ii) termination by the Company without Cause; (iii) resignation by the applicable officer for Good Reason (as hereinafter defined); (iv) resignation by the applicable Named Executive Officer without Good Reason; (v) a Named Executive Officer's death or long-term disability; and/or (vi) a Named Executive Officer's retirement. The Executive Employment Agreements also provide the Company will pay to the applicable officer the Base Termination Payments (as hereinafter defined) and/or the Separation Pay (as hereinafter defined) based on the applicable termination event. The following table describes the payment type by applicable termination event.

| Termination Event | Payment Type |
| --- | --- |
| Termination for Cause | Base Termination Payments |
| Termination without Cause | Base Termination Payments and Separation Pay |
| Resignation for Good Reason | Base Termination Payments and Separation Pay |
| Resignation without Good Reason | Base Termination Payments |
| Officer Death / Long-Term Disability | Base Termination Payments |
| Officer Retirement | Base Termination Payments |

The payment of the Separation Pay is generally contingent upon the Named Executive Officer's execution of a full release of claims against the Company and continued compliance with the non-competition, non-solicitation, confidentiality and other restrictive covenants set forth in the Executive Employment Agreements. The Executive Employment Agreements provide for the reduction of Change in Control payments to the maximum amount that could be paid to the officers without giving rise to the excise tax imposed by Section 4999 of the Internal Revenue Code.  For the purposes of Executive Employment Agreements, (A) the term "*Good Reason*" means a notice of termination given by a Named Executive Officer within 12 months following a Change in Control for any of the following reasons:  (i) assignment to such Named Executive Officer of a different title or job responsibilities that result in a substantial decrease in the level of responsibility from those in effect immediately before the Change in Control; (ii) a reduction by the Company or the surviving company in such Named Executive Officer's base pay as in effect immediately before the Change in Control; (iii) a significant reduction by the Company or the surviving company in total benefits available to such Named Executive Officer under cash incentive, stock incentive and other employee benefit plans after the Change in Control compared to the total package of such benefits as in effect before the Change in Control; (iv) the requirement by the Company or the surviving company that such Named Executive Officer be based more than 50 miles from where such Named Executive Officer's office is located immediately before the Change in Control, except for required travel on company business to an extent substantially consistent with the business travel obligations which such Named Executive Officer undertook on behalf of the Company before the Change in

Control; or (v) the failure by the Company to obtain from any Successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company an agreement to assume obligations under the Executive Employment Agreement; (B) the term "**Base Termination Payments**" means (i) the applicable Named Executive Officer's base salary through the date of termination, plus (ii) any incentive bonus earned but not yet paid for any fiscal year ended before the date of termination, plus (iii) any accrued paid time off that might be due in accordance with the Company's policies, plus (iv) any expenses owed to the applicable officer under the employment agreement; and (C) the term "**Separation Pay**" means the following:

(a)     to the extent the Executive Employment Agreement is terminated by the Company without Cause, then (x) with respect to our Chief Executive Officer, (i) two times the Chief Executive Officer's then current base salary, plus (ii) an incentive bonus for the year in which the date of termination occurs, equal to the Chief Executive Officer's target bonus for that year, prorated based on the number of days in the fiscal year elapsed before the date of termination, plus (iii) to the extent the Chief Executive Officer is enrolled in the Company's insurance plan as of the date of termination, an amount equal to the approximate cost of the aggregate monthly premiums (less applicable withholdings) for an 18 month period of ongoing medical, dental, and vision insurance via a timely election made under the Company's health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act (COBRA); and (y) with respect to all other Named Executive Officers, (i) one times the applicable Named Executive Officer's then current base salary, plus (ii) an incentive bonus for the year in which the date of termination occurs, equal to the applicable Named Executive Officer's target bonus for that year, prorated based on the number of days in the fiscal year elapsed before the date of termination, plus (iii) to the extent the applicable Named Executive Officer is enrolled in the Company's insurance plan as of the date of termination, an amount equal to the approximate cost of the aggregate monthly premiums (less applicable withholdings) for a 12 month period of ongoing medical, dental, and vision insurance via a timely election made under the Company's health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act (COBRA); and

(b)     to the extent the Executive Employment Agreement is terminated due to a Named Executive Officer's resignation for Good Reason, then (x) with respect to our Chief Executive Officer, (i) two times the Chief Executive Officer's then current base salary, plus (ii) two times the Chief Executive Officer's then target incentive bonus, plus (iii) an incentive bonus for the year in which the date of termination occurs, equal to the Chief Executive Officer's target bonus for that year, prorated based on the number of days in the fiscal year elapsed before the date of termination, plus (iv) to the extent the Chief Executive Officer is enrolled in the Company's insurance plan as of the date of termination, an amount equal to the approximate cost of the aggregate monthly premiums (less applicable withholdings) for an 18 month period of ongoing medical, dental, and vision insurance via a timely election made under the Company's health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act (COBRA); and (y) with respect to all other Named Executive Officers, (i) one and a half times the officer's then current base salary, plus (ii) one and a half times the applicable Named Executive Officer's then target incentive bonus, plus (iii) an incentive bonus for the year in which the date of termination occurs, equal to the applicable Named Executive Officer's target bonus for that year, prorated based on the number of days in the fiscal year elapsed before the date of termination, plus (iv) to the extent the applicable Named Executive Officer is enrolled in the Company's insurance plan as of the date of termination, an amount equal to the approximate cost of the aggregate monthly premiums (less applicable withholdings) for an 18 month period of ongoing medical, dental, and vision insurance via a timely election made under the Company's health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act (COBRA).

While the individual Executive Employment Agreements do not address the manner in which unvested stock awards, if any, will be handled upon the termination of a Named Executive Officer, the specific restricted stock unit award agreement and/or performance restricted stock unit award agreement entered into by the Named Executive Officers upon the grant of service based restricted stock units and/or performance based restricted stock units provide that (A) if a Change in Control occurs prior to the vesting date of such restricted stock units and the Named Executive Officer is terminated by the Company without Cause, or (B) if the Named Executive Officer is terminated for Good Reason within 12 months following a Change in Control, then such unvested service based restricted stock units and/or performance based restricted stock units shall become vested as of the date of termination. Additionally, such specific restricted stock unit award agreement and/or performance restricted stock unit award agreement entered into by the Named Executive Officers provide that if any Named Executive Officer's continuous service is terminated because of death or disability prior to the vesting date for the applicable grant of service based restricted stock units and/or performance based restricted stock units (as and if applicable), then such applicable restricted stock units become immediately vested in an amount equal to the total number of granted restricted stock units multiplied by a fraction, the numerator of which is the number of calendar months or portions thereof from grant date of such restricted stock units through the date on which such Named Executive Officer's continuous service is terminated due to death or disability and the denominator of which is the total number of calendar months or portion thereof in the vesting period for such restricted stock unit grants.

The following table lists the estimated amounts payable to a Named Executive Officer pursuant to the Executive Employment Agreement for any of the foregoing reasons on December 30, 2025, the last day of our fiscal year, provided that each Named Executive Officer signed a full release of all claims against us.

| Name | Termination Event (1) | Base Salary ($)(2) | Incentive Bonus ($)(3) | COBRA ($)(4) | Value of Granted Stock Awards ($)(5) | Total ($) |
|---|---|---|---|---|---|---|
| **Gerald L. Morgan** | Cause | 1,400,000 | 1,400,000 | --- | --- | 2,800,000 |
| Chief Executive Officer; | Without Cause | 2,800,000 | 2,800,000 | 26,817 | --- | 5,626,817 |
| Executive Vice Chairman | Resignation with Good Reason | 2,800,000 | 4,200,000 | 26,817 | 7,767,360 | 14,794,177 |
| | Resignation Without Good Reason | 1,400,000 | 1,400,000 | --- | --- | 2,800,000 |
| | Death / Disability | 1,400,000 | 1,400,000 | --- | --- | 2,800,000 |
| | Retirement | 1,400,000 | 1,400,000 | --- | --- | 2,800,000 |
| **Regina A. Tobin** | Cause | 725,000 | 725,000 | --- | --- | 1,450,000 |
| President | Without Cause | 725,000 | 1,450,000 | 17,878 | --- | 2,192,878 |
| | Resignation with Good Reason | 1,087,500 | 1,812,500 | 26,817 | 2,678,400 | 5,605,217 |
| | Resignation Without Good Reason | 725,000 | 725,000 | --- | --- | 1,450,000 |
| | Death / Disability | 725,000 | 725,000 | --- | --- | 1,450,000 |
| | Retirement | 725,000 | 725,000 | --- | --- | 1,450,000 |
| **Michael S. Lenihan** | Cause | 630,000 | 525,000 | --- | --- | 1,155,000 |
| Chief Financial Officer | Without Cause | 630,000 | 1,050,000 | 24,486 | --- | 1,704,486 |
| | Resignation with Good Reason | 945,000 | 1,312,500 | 36,730 | 485,460 | 2,779,690 |
| | Resignation Without Good Reason | 630,000 | 525,000 | --- | --- | 1,155,000 |
| | Death / Disability | 630,000 | 525,000 | --- | --- | 1,155,000 |
| | Retirement | 630,000 | 525,000 | --- | --- | 1,155,000 |
| **Christopher C. Colson** | Cause | 630,000 | 525,000 | --- | --- | 1,155,000 |
| Chief Business & Administrative Officer; Corporate Secretary | Without Cause | 630,000 | 1,050,000 | 27,923 | --- | 1,707,923 |
| | Resignation with Good Reason | 945,000 | 1,312,500 | 41,885 | 1,740,960 | 4,040,345 |
| | Resignation Without Good Reason | 630,000 | 525,000 | --- | --- | 1,155,000 |
| | Death / Disability | 630,000 | 525,000 | --- | --- | 1,155,000 |
| | Retirement | 630,000 | 525,000 | --- | --- | 1,155,000 |
| **Hernan E. Mujica** | Cause | 630,000 | 525,000 | --- | --- | 1,155,000 |
| Chief Technology Officer | Without Cause | 630,000 | 1,050,000 | 15,973 | --- | 1,695,973 |
| | Resignation with Good Reason | 945,000 | 1,312,500 | 23,960 | 1,740,960 | 4,022,420 |
| | Resignation Without Good Reason | 630,000 | 525,000 | --- | --- | 1,155,000 |
| | Death / Disability | 630,000 | 525,000 | --- | --- | 1,155,000 |
| | Retirement | 630,000 | 525,000 | --- | --- | 1,155,000 |
| **Travis C. Doster** | Cause | 630,000 | 525,000 | --- | --- | 1,155,000 |
| Chief Communications Officer | Without Cause | 630,000 | 1,050,000 | 27,742 | --- | 1,707,742 |
| | Resignation with Good Reason | 945,000 | 1,312,500 | 41,613 | 1,740,960 | 4,040,073 |
| | Resignation Without Good Reason | 630,000 | 525,000 | --- | --- | 1,155,000 |
| | Death / Disability | 630,000 | 525,000 | --- | --- | 1,155,000 |
| | Retirement | 630,000 | 525,000 | --- | --- | 1,155,000 |
| **L. Paul Marshall** | Cause | 630,000 | 525,000 | --- | --- | 1,155,000 |
| Chief Growth Officer | Without Cause | 630,000 | 1,050,000 | 27,650 | --- | 1,707,650 |
| | Resignation with Good Reason | 945,000 | 1,312,500 | 41,475 | 1,322,460 | 3,621,435 |
| | Resignation Without Good Reason | 630,000 | 525,000 | --- | --- | 1,155,000 |
| | Death / Disability | 630,000 | 525,000 | --- | --- | 1,155,000 |
| | Retirement | 630,000 | 525,000 | --- | --- | 1,155,000 |
| **Keith V. Humpich** | Cause | 420,000 | 300,000 | --- | --- | 720,000 |
| Chief Accounting & Financial Services Officer; | Without Cause | 420,000 | 600,000 | 8,557 | --- | 1,028,557 |
| Former Interim Chief Financial Officer | Resignation with Good Reason | 630,000 | 750,000 | 12,835 | 822,604 | 2,215,439 |
| | Resignation Without Good Reason | 420,000 | 300,000 | --- | --- | 720,000 |
| | Death / Disability | 420,000 | 300,000 | --- | --- | 720,000 |
| | Retirement | 420,000 | 300,000 | --- | --- | 720,000 |
| **D. Christopher Monroe (6)** | Cause | --- | --- | --- | --- | --- |
| Former Chief Financial Officer | Without Cause | 630,000 | 228,699 | 24,869 | --- | 883,568 |
| | Resignation with Good Reason | --- | --- | --- | --- | --- |
| | Resignation Without Good Reason | --- | --- | --- | --- | --- |
| | Death / Disability | --- | --- | --- | --- | --- |
| | Retirement | --- | --- | --- | --- | --- |

**TERMINATION PAYMENTS UNDER EXECUTIVE EMPLOYMENT AGREEMENTS**

(1)     As set forth above, the Executive Employment Agreements provide that the agreement and a Named Executive Officer's employment will terminate during the term of the applicable Executive Employment Agreement if any of the following occurs: (i) termination by the Company for Cause (as hereinafter defined); (ii) termination by the Company without Cause; (iii) resignation by the applicable officer for Good Reason (as hereinafter defined); (iv) resignation by the applicable Named Executive Officer without Good Reason; (v) a Named

Executive Officer's death or long-term disability; and/or (vi) a Named Executive Officer's retirement.

(2) Under the Executive Employment Agreements, upon any termination event, the Named Executive Officer will receive the applicable Named Executive Officer's base salary through the date of termination as a part of the Base Termination Payments.

Additionally, if the Executive Employment Agreement is terminated by the Company without Cause, then as a part of Separation Pay, (A) our Chief Executive Officer will receive two times the Chief Executive Officer's then-current base salary, and (B) all other Named Executive Officers will receive one times the applicable Named Executive Officer's then current base salary.

Finally, the Executive Employment Agreement is terminated due to a Named Executive Officer's resignation for Good Reason, then as a part of Separation Pay, (A) our Chief Executive Officer will receive two times the Chief Executive Officer's then-current base salary, and (B) all other Named Executive Officers will receive one and half times the applicable Named Executive Officer's then current base salary.

(3) Under the Executive Employment Agreements, upon any termination event, the Named Executive Officer will receive any incentive bonus earned but not yet paid for any fiscal year ended before the date of termination as a part of the Base Termination Payments.

Additionally, if the Executive Employment Agreement is terminated by the Company without Cause, then as a part of Separation Pay, (A) our Chief Executive Officer will receive an incentive bonus for the year in which the date of termination occurs, equal to the Chief Executive Officer's target bonus for that year, prorated based on the number of days in the fiscal year elapsed before the date of termination, and (B) all other Named Executive Officers will receive an incentive bonus for the year in which the date of termination occurs, equal to the applicable Named Executive Officer's target bonus for that year, prorated based on the number of days in the fiscal year elapsed before the date of termination.

Finally, the Executive Employment Agreement is terminated due to a Named Executive Officer's resignation for Good Reason, then as a part of Separation Pay, (A) our Chief Executive Officer will receive two times the Chief Executive Officer's then target incentive bonus, plus an incentive bonus for the year in which the date of termination occurs, equal to the Chief Executive Officer's target bonus for that year, prorated based on the number of days in the fiscal year elapsed before the date of termination, and (B) all other Named Executive Officers will receive one and a half times the applicable Named Executive Officer's then target incentive bonus, plus an incentive bonus for the year in which the date of termination occurs, equal to the applicable Named Executive Officer's target bonus for that year, prorated based on the number of days in the fiscal year elapsed before the date of termination.

(4) If the Executive Employment Agreement is terminated by the Company without Cause, then as a part of Separation Pay, (A) to the extent the Chief Executive Officer is enrolled in the Company's insurance plan as of the date of termination, an amount equal to the approximate cost of the aggregate monthly premiums (less applicable withholdings) for an 18 month period of ongoing medical, dental, and vision insurance via a timely election made under the Company's health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act ("**COBRA**"), and (B) with respect to all other Named Executive Officers, to the extent the applicable Named Executive Officer is enrolled in the Company's insurance plan as of the date of termination, an amount equal to the approximate cost of the aggregate monthly premiums (less applicable withholdings) for a 12 month period of ongoing medical, dental, and vision insurance via a timely election made under the Company's health plan pursuant to COBRA.

Additionally, the Executive Employment Agreement is terminated due to a Named Executive Officer's resignation for Good Reason, then as a part of Separation Pay, (A) to the extent the Chief Executive Officer is enrolled in the Company's insurance plan as of the date of termination, an amount equal to the approximate cost of the aggregate monthly premiums (less applicable withholdings) for an 18 month period of ongoing medical, dental, and vision insurance via a timely election made under the Company's health plan pursuant to COBRA, and (B) with respect to all other Named Executive Officers, to the extent the applicable Named Executive Officer is enrolled in the Company's insurance plan as of the date of termination, an amount equal to the approximate cost of the aggregate monthly premiums (less applicable withholdings) for a 18 month period of ongoing medical, dental, and vision insurance via a timely election made under the Company's health plan pursuant to COBRA.

(5)     While the individual Executive Employment Agreements do not address the manner in which unvested stock awards, if any, will be handled upon the termination of a Named Executive Officer, the specific restricted stock unit award agreement and/or performance restricted stock unit award agreement entered into by the Named Executive Officers upon the grant of service based restricted stock units and/or performance based restricted stock units provide that each Named Executive Officer's service based restricted stock units and performance based restricted stock units would have become immediately vested upon a termination of his or her employment (A) if a Change in Control occurs prior to the vesting date of such restricted stock units and the Named Executive Officer is terminated by the Company without Cause, or (B) if the Named Executive Officer is terminated for Good Reason within 12 months following a Change in Control. The amounts shown in this column represent the value of the restricted stock units at the closing price of our common stock on the last trading day of our fiscal year ended December 30, 2025, which was $167.40. The number of service based restricted stock units and performance based restricted stock units which would have vested on that date are shown in the table titled "Outstanding Equity Awards at Fiscal Year End Table" set forth above.

(6)     As previously mentioned above, the Company announced that Mr. Monroe separated from the Company as Chief Financial Officer effective as of June 9, 2025. The separation was treated as a termination without "cause" under his Executive Employment Agreement. The amounts described above reflect the amounts paid by the Company to Mr. Monroe pursuant to the Monroe Separation Agreement.

## Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of our Company, illustrating pay versus performance. The compensation actually paid ("**CAP**") for the Principal Executive Officer ("**PEO**") and the average CAP for the non-PEO named executive officers is calculated by taking the Summary Compensation Table ("**SCT**") values: (a) less the grant value of equity granted during the covered fiscal year ("**CFY**"); (b) plus the year-end fair value of unvested equity awards granted during the CFY; (c) plus for equity awards granted in prior years that are outstanding and unvested at the end of the CFY, the difference between the year-end fair value and the immediately prior year-end fair value; (d) plus for equity awards granted in the CFY that vested during the CFY, the fair value of such awards on the vesting date; (e) plus for equity awards granted in a fiscal year prior to the CFY that vested during the CFY, the difference between the fair value as of the vesting date and the immediately prior year-end fair value; and (f) less for equity awards granted in a fiscal year prior to the CFY that failed to meet the applicable vesting conditions during the CFY, the fair value at the end of the prior fiscal year.

| Pay Versus Performance Table | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | **Value of Initial Fixed $100 Investment Based on:** | | |
| Year | SCT Total Comp First PEO ($)(1) | SCT Total Comp for Second PEO ($)(2) | CAP to First PEO ($)(3) | CAP to Second PEO ($)(4) | Avg. SCT Total Comp for Non-PEO NEOs ($)(5) | Avg. CAP to Non-PEO NEOs ($)(6) | TSR ($)(7) | Peer Group TSR (S&P Index) ($)(8) | Net Income (in Millions) ($) | Diluted EPS ($) |
| 2025 | 10,822,133 | N/A | 10,139,183 | N/A | 2,497,043 | 1,937,250 | 230.83 | 136.53 | 405.6 | 6.10 |
| 2024 | 6,186,009 | N/A | 7,866,236 | N/A | 2,156,772 | 2,669,087 | 244.98 | 137.98 | 433.6 | 6.47 |
| 2023 | 5,347,527 | N/A | 6,435,377 | N/A | 1,746,269 | 1,697,782 | 164.83 | 128.97 | 304.9 | 4.54 |
| 2022 | 4,421,989 | N/A | 5,725,465 | N/A | 1,662,319 | 1,823,561 | 123.49 | 112.90 | 269.8 | 3.97 |
| 2021 | 3,769,765 | 4,986,164 | 3,801,740 | (2,793,754) | 2,634,509 | 1,934,435 | 114.97 | 122.18 | 245.3 | 3.50 |

(1)     For the purposes of this table, the Principal Executive Officer refers to Gerald L. Morgan. On March 18, 2021, Mr. Morgan was named Chief Executive Officer of the Company following W. Kent Taylor's passing. The amounts described in this column relate to amounts disclosed in the Summary Compensation Table of this proxy statement. Additionally, for the purposes of the 2021 fiscal year, the amounts also reflect compensation received by Mr. Morgan for positions within the Company before assuming the role of Chief Executive Officer on March 18, 2021.

(2)     For the purposes of this table, the Second Principal Executive Officer refers to W. Kent Taylor. Mr. Taylor served as the Chief Executive Officer of the Company until his passing on March 18, 2021. The amounts described in this column relate to amounts disclosed in the Summary Compensation Table of this proxy statement.

(3)     The dollar amounts reported in the "*CAP to First PEO*" column have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the First PEO. These amounts reflect the amount set forth in the "*Total*" column of the "*Summary Compensation Table*" for each fiscal year presented, with certain adjustments as described in the table below, in accordance with the requirements of Item 402(v) of Regulation S-K. Amounts in the below reconciliation table may not sum to total due to rounding:

| | | | | CALCULATION OF FIRST PEO CAP | | | | |
|---|---|---|---|---|---|---|---|---|
| Year | SCT Total Comp ($)(a) | SCT Stock Awards ($)(b) | Value of Unvested Equity Awards Granted during CFY ($)(c) | Change in Value of Equity Awards Granted in Prior Years and Unvested at end of CFY ($)(d) | Value of Equity Awards Granted and Vested in CFY ($)(e) | Change in Value of Granted in Prior Years and Vested in CFY ($)(f) | Value of Equity Awards Previously Granted that Failed to Meet Conditions in CFY ($)(g)(i) | CAP to First PEO($) (a)-(b)+(c)+(d)+(e)+(f)-(g) |
| 2025 | 10,822,133 | 8,410,928 | 7,767,360 | — | — | (39,382) | | 10,139,183 |
| 2024 | 6,186,009 | 2,602,600 | 3,969,460 | — | — | 313,367 | — | 7,866,236 |
| 2023 | 5,347,527 | 2,599,856 | 3,423,848 | — | — | 263,858 | — | 6,435,377 |
| 2022 | 4,421,989 | 2,201,368 | 2,297,748 | — | 4,996 | 1,202,100 | — | 5,725,465 |
| 2021 | 3,769,765 | 2,394,513 | 2,352,525 | — | — | 73,963 | — | 3,801,740 |

(i) For the purposes of determining the amount that should be included in column (g) of each footnote throughout the Company's Pay Versus Performance disclosure, the Company has used (i) the value of the difference in the target amount of performance based restricted stock units that an applicable officer was granted for a particular fiscal year and the amount of performance based restricted stock units that actually vested to the extent the same is less than such target amount, and (ii) the value of the difference in the target amount of "retention" restricted stock units that an applicable officer was granted and the amount of "retention" restricted stock units that actually vested (as and if applicable).

(4)

| | | | | CALCULATION OF SECOND PEO CAP | | | | |
|---|---|---|---|---|---|---|---|---|
| Year | SCT Total Comp ($)(a) | SCT Stock Awards ($)(b) | Value of Unvested Equity Awards Granted during CFY ($)(c) | Change in Value of Equity Awards Granted in Prior Years and Unvested at end of CFY ($)(d) | Value of Equity Awards Granted and Vested in CFY ($)(e) | Change in Value of Equity Awards Granted in Prior Years and Vested in CFY ($)(f) | Value of Equity Awards Previously Granted that Failed to Meet Conditions in CFY ($)(g) | CAP to Second PEO($) (a)-(b)+(c)+(d)+(e)+(f)-(g) |
| 2025 | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| 2024 | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| 2023 | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| 2022 | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| 2021 | 4,986,164 | 4,753,200 | — | — | 1,909,885 | 880,222 | 5,816,825 | (2,793,754) |

(5) For the purposes of the 2021 fiscal year, the Non-Principal Executive Officers include Tonya R. Robinson, Doug W. Thompson, S. Chris Jacobsen, Christopher C. Colson, Hernan E. Mujica, and Regina A. Tobin.

For the purposes of the 2022 fiscal year, the Non-Principal Executive Officers include Tonya R. Robinson, S. Chris Jacobsen, Christopher C. Colson, Hernan E. Mujica, and Regina A. Tobin.

For the purposes of the 2023 fiscal year, the Non-Principal Executive Officers include Regina A. Tobin, D. Christopher Monroe, Keith V. Humpich, Tonya R. Robinson, Travis C. Doster, S. Chris Jacobsen, Christopher C. Colson, and Hernan E. Mujica.

For the purposes of the 2024 fiscal year, the Non-Principal Executive Officers include Regina A. Tobin, D. Christopher Monroe, Travis C. Doster, Christopher C. Colson, and Hernan E. Mujica.

For the purposes of the 2025 fiscal year, the Non-Principal Executive Officers include Regina A. Tobin, Michael S. Lenihan, Travis C. Doster, Christopher C. Colson, Hernan E. Mujica, L. Paul Marshall, Keith V. Humpich, and D. Christopher Monroe.

(6)

| | CALCULATION OF 2021 NON-PEO CAP | | | | | | | |
| Non PEO | SCT Total Comp ($)(a) | SCT Stock Awards ($)(b) | Value of Unvested Equity Awards Granted during CFY ($)(c) | Change in Value of Equity Awards Granted in Prior Years and Unvested at end of CFY ($)(d) | Value of Equity Awards Granted and Vested in CFY ($)(e) | Change in Value of Equity Awards Granted in Prior Years and Vested in CFY ($)(f) | Value of Equity Awards Previously Granted that Failed to Meet Conditions in CFY ($)(g) | CAP to Non-PEO($) (a)-(b)+(c)+(d)+(e)+(f)-(g) |
|---|---|---|---|---|---|---|---|---|
| Robinson | 1,788,492 | 998,855 | 1,120,250 | — | — | 5,234 | 147,497 | 1,767,624 |
| Thompson | 7,556,722 | 2,376,600 | — | — | — | 6,192 | 1,475,289 | 3,711,025 |
| Jacobsen | 1,712,853 | 950,640 | 1,075,440 | — | — | 4,020 | 516,319 | 1,325,354 |
| Tobin | 1,395,079 | 822,315 | 761,770 | — | — | 56,190 | — | 1,390,724 |
| Colson | 1,589,173 | 945,109 | 873,795 | — | — | 66,566 | — | 1,584,425 |
| Mujica | 1,764,732 | 1,142,043 | 1,064,238 | — | — | 140,529 | — | 1,827,456 |
| **Average** | **2,634,509** | **1,205,927** | **815,916** | **—** | **—** | **46,455** | **356,518** | **1,934,435** |

| | CALCULATION OF 2022 NON-PEO CAP | | | | | | | |
| Non PEO | SCT Total Comp ($)(a) | SCT Stock Awards ($)(b) | Value of Unvested Equity Awards Granted during CFY ($)(c) | Change in Value of Equity Awards Granted in Prior Years and Unvested at end of CFY ($)(d) | Value of Equity Awards Granted and Vested in CFY ($)(e) | Change in Value of Equity Awards Granted in Prior Years and Vested in CFY ($)(f) | Value of Equity Awards Previously Granted that Failed to Meet Conditions in CFY ($)(g) | CAP to Non-PEO($) (a)-(b)+(c)+(d)+(e)+(f)-(g) |
|---|---|---|---|---|---|---|---|---|
| Robinson | 1,755,123 | 893,178 | 932,283 | — | — | 205,623 | — | 1,999,851 |
| Jacobsen | 1,787,674 | 793,936 | 828,696 | — | — | 403,536 | — | 2,225,970 |
| Tobin | 1,788,904 | 795,166 | 913,449 | — | — | (11,380) | — | 1,895,807 |
| Colson | 1,489,948 | 496,210 | 517,935 | — | — | (6,458) | — | 1,505,215 |
| Mujica | 1,489,948 | 496,210 | 517,935 | — | — | (20,710) | — | 1,490,963 |
| **Average** | **1,662,319** | **694,940** | **742,060** | **—** | **—** | **114,122** | **—** | **1,823,561** |

| | CALCULATION OF 2023 NON-PEO CAP | | | | | | | |
| Non PEO | SCT Total Comp ($)(a) | SCT Stock Awards ($)(b) | Value of Unvested Equity Awards Granted during CFY ($)(c) | Change in Value of Equity Awards Granted in Prior Years and Unvested at end of CFY ($)(d) | Value of Equity Awards Granted and Vested in CFY ($)(e) | Change in Value of Equity Awards Granted in Prior Years and Vested in CFY ($)(f) | Value of Equity Awards Previously Granted that Failed to Meet Conditions in CFY ($)(g) | CAP to Non-PEO($) (a)-(b)+(c)+(d)+(e)+(f)-(g) |
|---|---|---|---|---|---|---|---|---|
| Tobin | 2,400,016 | 897,792 | 1,182,336 | — | — | 90,021 | — | 2,774,581 |
| Monroe | 1,398,938 | 404,484 | 455,692 | — | — | — | — | 1,450,146 |
| Humpich | 1,148,979 | 364,629 | 421,946 | — | — | 48,696 | — | 1,254,992 |
| Robinson | 2,021,333 | — | — | — | — | — | 932,283 | 1,089,050 |
| Doster | 1,518,004 | 860,836 | 1,014,838 | — | — | 70,954 | — | 1,742,960 |
| Jacobsen | 1,827,450 | 804,272 | — | — | — | 95,188 | — | 1,118,366 |
| Colson | 1,826,340 | 794,920 | 1,046,860 | — | — | (3,575) | — | 2,074,705 |
| Mujica | 1,829,094 | 794,920 | 1,046,860 | — | — | (3,575) | — | 2,077,459 |
| **Average** | **1,746,269** | **615,232** | **646,067** | **—** | **—** | **37,214** | **116,535** | **1,697,782** |

| CALCULATION OF 2024 NON-PEO CAP | | | | | | | |
|---|---|---|---|---|---|---|---|
| Non PEO | SCT Total Comp ($)(a) | SCT Stock Awards ($)(b) | Value of Unvested Equity Awards Granted during CFY ($)(c) | Change in Value of Equity Awards Granted in Prior Years and Unvested at end of CFY ($)(d) | Value of Equity Awards Granted and Vested in CFY ($)(e) | Change in Value of Equity Awards Granted in Prior Years and Vested in CFY ($)(f) | Value of Equity Awards Previously Granted that Failed to Meet Conditions in CFY ($)(g) | CAP to Non-PEO($) (a)-(b)+(c)+(d)+(e)+(f)-(g) |
| Tobin | 2,830,728 | 899,080 | 1,371,268 | — | — | 92,110 | — | 3,395,026 |
| Monroe | 2,345,344 | 792,610 | 1,208,881 | — | — | 169,556 | — | 2,931,171 |
| Doster | 1,413,672 | 92,442 | 113,310 | 274,896 | — | 159,213 | — | 1,868,649 |
| Colson | 2,095,563 | 792,610 | 1,208,881 | — | — | 61,966 | — | 2,573,800 |
| Mujica | 2,098,551 | 792,610 | 1,208,881 | — | — | 61,966 | — | 2,576,788 |
| **Average** | **2,156,772** | **673,870** | **1,022,244** | **54,979** | **—** | **108,962** | **—** | **2,669,087** |

| CALCULATION OF 2025 NON-PEO CAP | | | | | | | |
|---|---|---|---|---|---|---|---|
| Non PEO | SCT Total Comp ($)(a) | SCT Stock Awards ($)(b) | Value of Unvested Equity Awards Granted during CFY ($)(c) | Change in Value of Equity Awards Granted in Prior Years and Unvested at end of CFY ($)(d) | Value of Equity Awards Granted and Vested in CFY ($)(e) | Change in Value of Equity Awards Granted in Prior Years and Vested in CFY ($)(f) | Value of Equity Awards Previously Granted that Failed to Meet Conditions in CFY ($)(g) | CAP to Non-PEO($) (a)-(b)+(c)+(d)+(e)+(f)-(g) |
| Tobin | 4,085,463 | 2,900,320 | 2,678,400 | — | — | (11,500) | — | 3,852,043 |
| Lenihan | 534,374 | 492,768 | 485,460 | — | — | — | — | 527,066 |
| Doster | 2,844,018 | 1,885,208 | 1,740,960 | — | — | (10,474) | — | 2,689,296 |
| Colson | 2,842,506 | 1,885,208 | 1,740,960 | — | — | (7,523) | — | 2,690,735 |
| Mujica | 2,845,260 | 1,885,208 | 1,740,960 | — | — | (7,523) | — | 2,693,489 |
| Marshall | 2,328,292 | 1,432,033 | 1,322,460 | — | — | (5,960) | — | 2,212,759 |
| Humpich | 1,638,793 | 875,787 | 822,604 | — | — | 8,341 | — | 1,593,951 |
| Monroe | 2,857,634 | 1,885,208 | — | — | — | 7,197 | 1,740,960 | (761,337) |
| **Average** | **2,497,043** | **1,655,218** | **1,316,476** | **—** | **—** | **(3,430)** | **217,620** | **1,937,250** |

(7)    For the purposes of calculating the Company's total shareholder return ("***TSR***"), the Company's TSR increased 15.0% in fiscal year 2021, increased 7.4% in fiscal year 2022, increased 33.5% in fiscal year 2023, increased 48.6% in fiscal year 2024, and decreased 5.8% in fiscal year 2025.

(8)    As more particularly shown in the Company's Annual Report on Form 10-K for the year ended December 28, 2021, we presented a performance graph by comparing our cumulative TSR against the Russell 3000 Restaurant Index. In connection with our Annual Report on Form 10-K for the year ended December 28, 2021, December 27, 2022, December 26, 2023, December 31, 2024, and December 30, 2025, the Company presented a performance graph by comparing our cumulative TSR against the S&P Composite 1500 Restaurant Sub-Index (the "***S&P Index***"). For the purposes of the table above, we have shown the TSR for the Company's peer companies using the S&P Index. In furtherance of the foregoing, using the S&P Composite 1500 Restaurant Sub-Index, the TSR of the Company's peer companies increased 22.2% in fiscal year 2021, decreased 7.6% in fiscal year 2022, increased 14.2% in fiscal year 2023, increased 7.0% in fiscal year 2024, and decreased 1.1% in fiscal year 2025.

As shown in the charts as discussed further below, the relationship between the Compensation Actually Paid to the Principal Executive Officer and the Average Compensation Actually Paid to the Non-Principal Executive Officers in the 2021 fiscal year, 2022 fiscal year, 2023 fiscal year, 2024 fiscal year, and the 2025 fiscal year, respectively, to each of (i) net income, (ii) total shareholder return, and (iii) diluted earnings per share demonstrates that such compensation fluctuates to the extent the Company is achieving its goals and increasing value for shareholders in line with the Company's compensation philosophy and performance-based objectives. For the purposes of the charts below, the Principal Executive Officer is determined in the following manner: (i) for fiscal year 2021, the Principal Executive Officer represented is the aggregate compensation of W. Kent Taylor and Gerald L. Morgan, and (ii) for fiscal years 2022, 2023, 2024, and 2025, the Principal Executive Officer represented is Gerald L. Morgan.







CAP vs. Diluted EPS 2021-2025

The following table lists the three financial performance measures that we believe represent the most important financial measures to link compensation actually paid to our Named Executive Officers in 2025 to our performance.

| Most Important Performance Measures |
| --- |
| 1) Diluted Earnings Per Share Growth |
| 2) Profit Growth |
| 3) Change in Stock Price |

## CEO Pay Ratio

Under Section 953(b) of the Dodd Frank Wall Street Reform and Consumer Protection Act, a U.S. publicly traded corporation is required to disclose the ratio between their Chief Executive Officer's annual total compensation to the total compensation of such corporation's median employee after excluding the Chief Executive Officer's compensation. To identify our median employee, we used the 2025 total cash compensation for all individuals (other than Mr. Morgan, our Chief Executive Officer) who were employed by us as of December 30, 2025, the last day of our 2025 fiscal year. For the purpose of calculating our employee's total cash compensation, we used our employee's base wages identified on our employees' W-2 forms. As a part of our calculation, we included all employees, whether employed by us on a full-time or part-time basis, and we annualized the compensation of any employee whom we hired during our 2025 fiscal year and who was working for us at the end of our fiscal year. As of December 30, 2025, approximately 72% of our employees were part-time employees and our average employee worked approximately 24 hours per week.

We identified our median employee as a service assistant in our Bubba's 33 location located in San Antonio, Texas who worked an average of approximately 28 hours per week. After identifying our median employee, we calculated the annual total compensation for such employee as $20,524, which is determined using the same methodology we used for our Named Executive Officers as set forth in the 2025 Summary Compensation Table described above.

As more particularly described in the 2025 Summary Compensation Table, the annual total compensation for Mr. Morgan, our Chief Executive Officer, for our 2025 fiscal year is $10,822,133 and the ratio between the compensation for our Chief Executive Officer and the compensation for our median employee is 527 to 1. Note that since the SEC rules allow companies to use various methodologies and assumptions, apply certain exclusions, and make reasonable estimates relating to a specific company's employee base when identifying the median employee, the CEO pay ratio disclosed by other companies may not be comparable with the CEO pay ratio disclosed in this paragraph. Additionally, the pay ratio between our Chief Executive Officer and our median employee may vary year to year based, in part, on the grant date value of any restricted stock units granted to our Chief Executive Officer in any given year.

# FINANCE AND AUDIT COMMITTEE REPORT

As of the date of this proxy statement, the finance and audit committee of the Board (the "***Committee***") is currently composed of six directors, all of whom meet the criteria for independence under the applicable Nasdaq and Securities & Exchange Commission (the "***SEC***") rules and the Sarbanes-Oxley Act. The Committee acts under a written charter adopted by the Board, a copy of which is available on the Company's website at *www.texasroadhouse.com*. During the 2025 fiscal year, the Committee was comprised of Mss. Abell and Epps and Messrs. Crawford, Jones, Moore, and Warfield. During the 2026 fiscal year, the Committee is comprised of Mss. Abell and Epps and Messrs. Crawford, Jones, Moore, and Warfield. Ms. Epps currently serves as the chairperson of the Committee and was the chairperson of the Committee during the 2025 fiscal year. The Board evaluated the credentials of and designated Ms. Epps and Messrs. Moore and Warfield as audit committee financial experts.

The Committee has prepared the following report on its activities and with respect to the Company's audited consolidated financial statements for the fiscal year ended December 30, 2025 (the "***Audited Financial Statements***").

- The Committee met 11 times during fiscal year 2025, which were comprised of six regular meetings of the Committee and five meetings solely related to the Committee's review of the Company's quarterly earnings release and filings with the SEC. The Committee's meetings included private sessions with the Company's independent auditors and internal auditors (as needed), as well as executive sessions consisting of only Committee members. The Committee also met periodically in private sessions with management, including Named Executive Officers (as needed);

- The Committee reviewed the acknowledgement process for the Company's Code of Conduct and the corresponding results;

- The Committee reviewed the scope, plans, and results of the testing performed by the Company's internal auditors and independent auditors in their assessments of internal control over financial reporting and the consolidated financial statements;

- The Committee evaluated and reviewed the Company's internal audit function, including, without limitation, the independence, competence, staffing adequacy and authority of the function; the ability of the internal audit function to raise issues to the appropriate level of authority; and the reporting relationships among the Company's internal auditors, financial management, and the Committee;

- The Committee reviewed matters submitted to it via the Company's whistleblower hotline and/or other reporting mechanisms regarding concerns about allegedly questionable financial, accounting, and/or auditing matters (if any);

- The Committee reviewed the Company's risk assessment and risk management policies, practices, and disclosures, including, without limitation, the Company's financial strategies, insurance plans, cyber risk, artificial intelligence, business continuity, human capital, and corporate sustainability with management, the Company's Chief Business and Administrative Officer, the Company's internal and independent auditors, and the Company's enterprise risk management team;

- The Committee was advised on risks and the Company's related mitigation efforts in accordance with acceptable risk tolerance, including, without limitation, strategic, operational, financial, human capital, legal, data privacy, corporate sustainability, and cybersecurity risks both during and outside of regularly scheduled meetings;

- As a part of the Committee's oversight responsibilities, during the 2025 fiscal year, the Committee received reports on risks relating to certain business functions within the Company, together with reports from the Company's vendor risk subcommittee, California operations risk subcommittee, the food safety risk subcommittee, crisis / business continuity risk subcommittee, employment compliance risk subcommittee, and corporate sustainability risk subcommittee;

- The Committee reviewed the Company's legal, regulatory, and ethical compliance programs;

- The Committee reviewed with the Chief Business and Administrative Officer of the Company its disclosures with respect to current lawsuits (as and if applicable);

- The Committee reviewed comment letters received from the SEC, if any, together with management's response to such letters;

- The Committee pre-approved all audit, audit-related, and permissible non-audit services provided to the Company by KPMG LLP, the Company's independent auditors, for the 2025 fiscal year, before management engaged the independent auditors for those purposes, pursuant to and in accordance with the Finance and Audit Committee Pre-Approval Policy (which is available on the Company's website at *www.texasroadhouse.com*);

- On a quarterly basis, the Committee discussed with KPMG LLP the matters required to be discussed by the Public Company Accounting Oversight Board's Auditing Standard No. 1301, Communications with Audit Committees;

- The Committee discussed with KPMG LLP their written disclosures and letter required by the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Committee concerning independence and has discussed with the independent accountant the independent accountant's independence;

- The Committee reviewed the selection, application, and disclosure of critical accounting policies;

- The Committee reviewed with KPMG LLP the selection and disclosure of the critical audit matter(s) set forth in the independent auditor's report of the Company's Form 10-K;

- The Committee reviewed the Company's quarterly earnings press releases prior to issuance;

- The Committee reviewed and discussed the Company's Audited Financial Statements for the 2025 fiscal year with management and the independent auditors;

- As mentioned above, the Committee reviewed the Company's Quarterly and Annual Reports on Form 10-Q and Form 10-K prior to filing with the SEC and acknowledged that the Committee did not have any objections to the filing of the same;

- The Committee evaluated the appointment, compensation, retention and oversight of KPMG LLP. In connection with such appointment, the Committee evaluated the service level of the incumbent independent auditor, which included criteria such as prior year quality of service, industry and technical expertise, independence, resource availability, and reasonableness and competitiveness of fees, as well as solicited the input of key management employees during its evaluation; and

- Based on the review and discussion referred to above, and in reliance thereon, the Committee recommended to the Board that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2025, for filing with the SEC.

All members of the Committee concur in this report.

Donna E. Epps, Chair
Jane Grote Abell
Michael A. Crawford
Wayne L. Jones
Gregory N. Moore
Curtis A. Warfield

# Related Party Transactions

The Committee's charter provides that the Committee will review and approve any transactions between us and any of our executive officers, non-employee directors, and 5% shareholders, or any members of their immediate families, in which the amount involved exceeds the threshold limits established by the regulations of the SEC. In reviewing a related-party transaction, the Committee considers the material terms of the transaction, including whether the terms are generally available to an unaffiliated third party under similar circumstances. Unless specifically noted, the transactions described below were either entered into before our initial public offering in 2004 and the subsequent formation of the Committee or before the individual listed below became a Named Executive Officer.

*Grants of Franchise or License Rights*

We have franchised restaurants to companies owned in part by certain Named Executive Officers. The royalty rate that is paid by these companies is set forth below, and is the amount we typically charge to franchisees. We believe that allowing certain Named Executive Officers to have ownership interests in our restaurants provides an ongoing benefit to the Company by these persons being more invested in the overall success of the brand.

Ownership interests of franchised restaurants by certain of our Named Executive Officers as of the end of the 2025 fiscal year are listed below. Note that the chart below denotes ultimate beneficial ownership percentages and Mr. Morgan and/or Mr. Marshall (as applicable) may from time to time hold such interests through another legal entity such as a trust or limited liability company.

| RELATED PARTY TRANSACTIONS | | | | | |
|---|---|---|---|---|---|
| Restaurant | Name and Ownership | Initial Franchise Fee | Royalty Rate | Royalties Paid to Us in Fiscal Year 2025 ($) | Management, Supervision and/or Accounting Fees Paid to Us in Fiscal Year 2025 ($)(1) |
| El Cajon, CA | Gerald L. Morgan (2.0%) | — | 4.0 % | 487,889 | 50,865 |
| McKinney, TX | Gerald L. Morgan (2.0%) | — | 4.0 % | 455,963 | 56,995 |
| Brownsville, TX | Gerald L. Morgan (3.06%) | — | 4.0 % | 467,125 | 58,391 |
| Oceanside, CA | Gerald L. Morgan (2.0%) | — | 4.0 % | 538,038 | 50,865 |
| Temple, TX | L. Paul Marshall (5.0%) | — | 4.0 % | 333,847 | 41,731 |

(1) The management, supervision and/or accounting fees described in this table are fees paid by the operating entity of the applicable franchise location to the Company pursuant to a separate management agreement.

For the 2025 fiscal year, the total amount of distributions received by Mr. Morgan and Mr. Marshall relating to their ownership interests in the above-referenced franchised restaurants was $190,233, and $17,944, respectively. This amount does not reflect compensation paid by the Company to Mr. Morgan and Mr. Marshall during the 2025 fiscal year; rather, this amount was paid by the applicable franchise entity and reflects a return on investment in these separate restaurant locations.

The franchise agreements that we have entered into with these Named Executive Officers contain the same terms and conditions as those agreements that we enter into with our other Texas Roadhouse domestic franchisees. We have the contractual right, but not the obligation, to acquire the restaurants owned in part by such Named Executive Officers based on a pre-determined valuation formula which is the same as the formula contained in the Texas Roadhouse domestic franchise agreements that we have entered into with other franchisees with whom we have such rights. Once a franchise agreement has been entered into, it may be terminated if the franchisee defaults in the performance of any of its obligations under the agreement, including its obligations to operate the restaurant in strict accordance with our standards and specifications. A franchise agreement may also be terminated, among other things, if a franchisee becomes insolvent, fails to make its

required payments, creates a threat to the public health or safety, ceases to operate the restaurant or misuses the Texas Roadhouse trademarks.

*Ownership Interest in Majority-Owned Joint Venture Entities*

We have certain Named Executive Officers who have an ownership interest in a certain Texas Roadhouse restaurant that is owned by an entity that the Company controls and in which the Company holds a 52.5% ownership interest. We believe that allowing certain Named Executive Officers to have ownership interests in restaurants provides an ongoing benefit to the Company by making these persons more invested in the overall success of the brand.

As of the end of the 2025 fiscal year, both Mr. Morgan and Mr. Marshall held an ultimate beneficial ownership interest in the Mansfield, Texas restaurant, which such entity paid $438,647 to us for management and supervision fees. Mr. Morgan held a 34.5% ultimate beneficial ownership interest in such entity, and Mr. Marshall held a 2% ultimate beneficial ownership interest in such entity. Additionally, for the 2025 fiscal year, the total amount of distributions received by Mr. Morgan and Mr. Marshall relating to their ownership interest in the Mansfield, Texas restaurant was $737,539, and $46,096, respectively. These amounts do not reflect compensation paid by the Company to Mr. Morgan and/or Mr. Marshall (as applicable) during the 2025 fiscal year; rather, these amounts were paid by the entity and reflects a return on investment in this restaurant location.

*Other Related Transactions*

On December 31, 2025 (the first of our 2026 fiscal year), the Company acquired five Texas Roadhouse franchise locations in Southern California including the Texas Roadhouse franchise restaurants located in El Cajon, California and Oceanside, California in which Mr. Morgan had a 2% ownership interest. Mr. Morgan's ownership in these entities occurred prior to him becoming a Named Executive Officer and Mr. Morgan did not have any control and/or management authority with respect to the entities that owned the El Cajon, California and Oceanside, California locations. As a part of the overall transaction, Mr. Morgan received $518,400 in total for his ownership interest in the two franchise restaurants. Mr. Morgan was not involved in the overall negotiation for the acquisition of the franchise locations in Southern California and the EBITDA multiple used for the overall transaction is fair and reasonable considering the age of the acquired restaurants, market and industry benchmarking previously performed by the Company, and within the EBITDA multiple range utilized by the Company in other franchise acquisitions in recently completed transactions. Given the foregoing, on November 12, 2025, the Committee approved the related party transaction involving Mr. Morgan's minority ownership interest in such franchise locations.

As noted above, Mr. Carroll was appointed to the Board as an executive director on August 14, 2025. In his role as a member of the Board during 2025, Mr. Carroll did not receive any compensation from the Company relating to his partial 2025 fiscal year service. However, in his role as President of International of the Company, Mr. Carroll received the following compensation from the Company for his 2025 fiscal year service:

| HUGH CARROLL COMPENSATION FOR 2025 FISCAL YEAR | | | | | |
|---|---|---|---|---|---|
| Salary ($) | Bonus ($)(i) | Grant Date Fair Value of Stock Awards ($)(ii) | Non-Equity Incentive Plan Compensation ($) | All Other Compensation ($)(iii) | Total ($) |
| 488,841 | 50,200 | 504,650 | 163,922 | 6,810 | 1,214,423 |

(i)     This amount includes a $50,000 retirement bonus paid pursuant to the Company's retirement program.

(ii)    For compensation for his service as President of International during the 2025 fiscal year, Mr. Carroll received 2,667 service based restricted stock units, which were calculated by dividing $504,700 by the per share closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant,

with such quotient rounded up or down to the nearest share. These service-based restricted stock units were granted on July 2, 2025 and will vest on July 2, 2026 so long as Mr. Carroll is providing service to the Board, subject to the terms and conditions of the previously approved form of restricted stock unit agreement.

(iii)    This amount includes payments made by the Company for life insurance premiums maintained for the benefit of Mr. Carroll during the 2025 fiscal year, and $2,619 paid to Mr. Carroll for a cellphone allowance during the 2025 fiscal year.

# PRESENTATION OF PROPOSALS

## PROPOSAL 1

### *ELECTION OF DIRECTORS*

The Company's Bylaws provide for not less than one and not more than 15 directors. At the Annual Meeting, we are electing nine directors to hold office until the Annual Meeting of Shareholders in 2027 and until a successor is elected and qualified. Although it is not anticipated that any of the nominees listed below will decline or be unable to serve, if that should occur, the proxy holders may, in their discretion, vote for a substitute nominee.

**Nominees for Election as Directors**

Set forth below are the Board members who will stand for re-election at the Annual Meeting, together with their age, all Company positions and offices they currently hold, and the year in which they joined the Board.

| NOMINEES FOR ELECTION AS DIRECTORS | | | |
|---|---|---|---|
| **Name** | **Age** | **Position or Office** | **Director Since** |
| Jane Grote Abell | 59 | Director | 2024 |
| Hugh J. Carroll | 69 | Director | 2025 |
| Michael A. Crawford | 58 | Director | 2020 |
| Donna E. Epps | 62 | Director | 2021 |
| Elizabeth K. Ingram | 55 | Director | 2026 |
| Wayne L. Jones | 67 | Director | 2023 |
| Gregory N. Moore | 76 | Chairman of the Board; Director | 2005 |
| Gerald L. Morgan | 65 | Chief Executive Officer; Executive Vice Chairman; Director | 2021 |
| Curtis A. Warfield | 58 | Director | 2018 |

**Recommendation**

*THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "<u>FOR</u>" THE ELECTION OF THE NOMINEES FOR THE DIRECTORS OF THE COMPANY SET FORTH ABOVE.*

# PROPOSAL 2

## *RATIFICATION OF INDEPENDENT AUDITORS*

As more particularly described in this proxy statement, the Audit Committee is directly responsible for managing the Company's independent auditors, which includes, without limitation, (i) pre-approving all audit and permitted non-audit services provided by our independent auditors, and (ii) the appointment, compensation, retention and oversight of the Company's independent auditors. In connection with the Audit Committee's appointment of the Company's independent auditors, the Audit Committee evaluates the service level of the incumbent independent auditor on an annual basis, which includes criteria such as prior year quality of service, industry and technical expertise, independence, resource availability, and reasonableness and competitiveness of fees, as well as solicits the input of key management employees during its evaluation.

In connection with the same and pursuant to its charter, the Audit Committee has appointed the firm of KPMG LLP to serve as the independent auditors to audit the consolidated financial statements and the internal control over financial reporting of the Company for the fiscal year which ends on December 29, 2026. The Board and the Audit Committee jointly agree that the continued retention of KPMG LLP is in the best interest of the Company and its shareholders. Accordingly, a resolution will be presented at the Annual Meeting to ratify the appointment of KPMG LLP. If the shareholders fail to ratify the appointment of KPMG LLP, the Audit Committee will take this result into account when appointing an independent auditor for the 2026 fiscal year. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm as the Company's independent auditors at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its shareholders. One or more representatives of KPMG LLP are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

**Fees Paid to the Independent Auditors**

| KPMG LLP FEES FOR FISCAL YEARS 2025 AND 2024 | | |
|---|---|---|
| | **2025($)** | **2024($)** |
| Audit Fees | 1,075,000 | 1,040,280 |
| Audit-related Fees | 18,000 | 17,000 |
| Tax Fees | 19,555 | 27,137 |
| All Other Fees | — | — |
| | 1,112,555 | 1,084,417 |

*Audit Fees.* KPMG LLP charged $1,075,000 in fiscal year 2025 and $1,040,280 in fiscal year 2024 for audit fees. These include professional services in connection with the audit of the Company's annual consolidated financial statements and its internal control over financial reporting. They also include reviews of the Company's consolidated financial statements included in the Company's Quarterly and Annual Reports on Form 10-Q and Form 10-K and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years shown. In addition, the fees for fiscal year 2024 contain $10,280 related to statutory audits. The fiscal year 2025 fees include $75,000 attributable to additional testing required for the implementation of our new gift card processor, new tax disclosure requirements, and franchise acquisitions activities. Finally, the fees for fiscal year 2024 contain $135,000 relating to the testing of general information technology and automated controls related to a human capital system implementation which the Company completed during fiscal 2024.

*Audit-related Fees.* KPMG LLP charged $18,000 in fiscal year 2025 and $17,000 in fiscal year 2024 for their consent to include the Company's annual consolidated financial statements in both of our franchise disclosure documents.

*Tax Fees.* KPMG LLP charged $19,555 in fiscal year 2025 and $27,137 in fiscal year 2024 for consulting and compliance services.

*All Other Fees*. KPMG LLP did not charge any additional amounts during either fiscal year 2025 or fiscal year 2024.

**Pre-approval Policies and Procedures**

The Audit Committee pre-approved all audit, audit-related, and permissible non-audit services provided to the Company by KPMG LLP before management engaged the auditors for those purposes. The policy of the Audit Committee is to review all engagement letters for accounting firms for non-audit services.

**Recommendation**

***THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF KPMG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE 2026 FISCAL YEAR.***

# PROPOSAL 3

## *ADVISORY VOTE ON APPROVAL OF EXECUTIVE COMPENSATION*

The Board requests shareholder approval of the compensation of the Company's Named Executive Officers as described in the "Compensation Discussion and Analysis," the Executive Compensation section and the other related executive compensation tables and related discussions in this proxy statement. As an advisory vote, the outcome of the voting on this Proposal 3 is not binding upon the Company; however, the Compensation Committee, which is responsible for establishing and administering the Company's executive compensation program, values the opinions expressed by shareholders on this Proposal 3 and will consider the outcome of the vote when making future compensation decisions for the Company's executive officers. Additionally, the Compensation Committee invites shareholders to express any questions or concerns regarding the Company's compensation philosophy for our executive officers by correspondence addressed to Texas Roadhouse, Inc. Compensation Committee, 6040 Dutchmans Lane, Louisville, Kentucky 40205.

The objective of the Compensation Committee in setting and evaluating the compensation of our executive officers is to promote the sustained profitability of the Company. The compensation packages for our Named Executive Officers offer base salaries and target cash bonus amounts and feature restricted stock unit awards, the value of which is dependent upon the performance of the Company and the price of our common stock. Such packages for our Named Executive Officers are comprised of the following four main components (three of which are expressly tied to the performance of the Company):

(v) <u>Base Salary</u>:  An annual base salary for the term of the respective Executive Employment Agreements, with base salary increases being left to the discretion of the Compensation Committee;

(vi) <u>Incentive Based Cash Bonus</u>:  An annual short-term cash incentive with a target bonus based on the achievement of defined goals to be established by the Compensation Committee, with increases in the target bonus amount to be made at the discretion of the Compensation Committee during the term of the Executive Employment Agreement;

(vii) <u>Service Based Restricted Stock Units</u>:  Restricted Stock Units which grant the Named Executive Officer the conditional right to receive shares of our common stock that vest after a defined period of service, the realized value of which shall be dependent on the performance of the Company upon the vesting of such restricted stock units; and

(viii) <u>Performance Based Restricted Stock Units</u>: Restricted Stock Units that are calculated based on the achievement of certain Company performance targets established by the Compensation Committee and vest over a period of service, the realized value of which shall be dependent on the performance of the Company upon the vesting of such restricted stock units and the satisfaction of such performance targets.

In establishing the compensation for each Named Executive Officer, the Compensation Committee determines the amount of total direct compensation for each respective Named Executive Officer for any given fiscal year and then allocates the amount attributable to each compensation component (i.e., base salary, target bonus, and equity) based on the percentages shown in the graphs below in the "Elements of Compensation" section. Additionally, to the extent an Named Executive Officer is granted performance based restricted stock units, then with respect to the total equity granted to each Named Executive Officer for any given year, the Compensation Committee provides that 50% of the total dollar amount attributable to the equity component of the applicable Named Executive Officer's compensation will be directed to service based restricted stock units and the remaining 50% of such total dollar amount will be directed to performance based restricted stock units.

The Compensation Committee evaluates the stock compensation for each specific Named Executive Officer on an annual basis to determine the right combination of rewards and incentives (in alignment with their pay philosophy and objectives described in this proxy statement) through the issuance of service based restricted stock units and/or performance based restricted stock units to drive company performance without

encouraging unnecessary or excessive risk taking by all of the Named Executive Officers as a whole. Under this approach, the Named Executive Officers receive a combination of service based restricted stock units and performance based restricted stock units. Additionally and by conditioning a significant portion of the Named Executive Officer's performance based restricted stock unit grants upon the achievement of defined performance goals to be established by the Compensation Committee, combined with the stock ownership guidelines for our Named Executive Officers more particularly described above, we have created a more direct relationship between compensation and shareholder value. Moreover, by giving the Compensation Committee the discretion to grant certain stock awards (if any) in its discretion to our Named Executive Officers under the Executive Employment Agreements, the Compensation Committee has the opportunity to adjust a significant portion of the total compensation for the Named Executive Officers on an annual basis to more accurately reflect the overall performance of the Company, which may include the issuance of service based restricted stock units and/or performance based restricted stock units. Overall, we believe this approach provides the Named Executive Officers with a compensation package which promotes the sustained profitability of the Company and aligns the interests of our Named Executive Officers with those of our shareholders. The compensation packages also reflect a pragmatic response to external market conditions; that is, total compensation that is competitive with comparable positions in similar industries, including the casual dining sector of the restaurant industry, but which is reasonable and in the best interests of our shareholders.

This structure, along with the culture and values of our Company, allows the Company to attract and retain top talent, while also encouraging our Named Executive Officers to keep their focus on both long-term business development and short-term financial growth.

Finally, at Texas Roadhouse, we value our shareholders' feedback and solicit investor views throughout the year in connection with the Company's ongoing engagement program. The investor input received is critical to how the Board and the management team make decisions on a variety of corporate governance practices, including the Company's executive compensation program. In deciding to continue and/or modify many of our existing executive compensation practices, our Compensation Committee considered that the holders of approximately 94% of the votes cast at our 2025 annual meeting on an advisory basis approved the compensation of our Named Executive Officers as disclosed in the proxy statement for the 2025 annual meeting. Additionally, as more particularly described in this proxy statement, based on the feedback received from our shareholders, the recommendations of our third-party compensation consultant, and the Compensation Committee's review of the market data provided to it, the Compensation Committee has taken the following actions when establishing executive compensation for our Named Executive Officers during the 2025 fiscal year and the 2026 fiscal year (as applicable): (A) approved the new Executive Employment Agreements, (B) increased certain portions of compensation elements for each Named Executive Officer to align with peer company benchmarking, (C) shifted the compensation percentage breakdown of the various compensation components for each Named Executive Officer to align with peer company benchmarking, (D) extended the length of the applicable performance periods for certain performance based restricted stock units granted to our Named Executive Officers, (E) modified the manner and rationale in which separation payments are paid to Named Executive Officers pursuant to the Executive Employment Agreements, and (F) modified the bonus metrics utilized by the Compensation Committee for the 2026 fiscal year to operational goals that further align the Named Executive Officers with operational goals and performance of the Company.

## Recommendation

*THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE EXECUTIVE COMPENSATION DETAILED IN THIS PROXY STATEMENT.*

# SHAREHOLDER PROPOSALS

Under Rule 14a-8 promulgated under the Exchange Act, shareholders may present proposals to be included in the Company proxy statement for consideration at the next annual meeting of its shareholders by submitting their proposals to the Company in a timely manner. Any such proposal must comply with Rule 14a-8. If a shareholder submitting a matter to be raised at the Company's next annual meeting desires that such matter be included in the Company's proxy statement for that meeting, such matter must be submitted to the Company no later than December 11, 2026. The rules of the SEC set forth standards for what shareholder proposals the Company is required to include in a proxy statement for an annual meeting.

The Company's Bylaws, a copy of which is available on the Company's website at *www.texasroadhouse.com,* require shareholders who intend to propose business for consideration by shareholders at the 2027 annual meeting, other than shareholder proposals that are to be included in the proxy statement, to deliver written notice to the principal executive offices of the Company on or before December 11, 2026 (reflecting 120 calendar days prior to the one year anniversary of the date of the Company's proxy statement issued in connection with the prior year's annual meeting). This notice must include a description of the business desired to be brought before the annual meeting, the name and address of the shareholder proposing such business and of the beneficial owner, if any, on whose behalf the business is being brought, the class, series and number of shares of the Company which are beneficially owned by the shareholder and such other beneficial owner and any material interest of the shareholder and such other beneficial owner in such business. In addition, the Bylaws require shareholders who intend to nominate a candidate for election as a director to deliver written notice to the principal executive offices of the Company on or before December 11, 2026 (reflecting 120 day calendar days prior to the one year anniversary of the date of the Company's proxy statement issued in connection with the prior year's annual meeting). The notice of nomination must include the information set forth in the Bylaws for the candidate to be eligible for nomination. Shareholders who intend to solicit proxies in reliance on the SEC's universal proxy rule for director nominees submitted under the advance notice requirements of our Bylaws must comply with the additional requirements of Rule 14a-19, and, in accordance with the Bylaws, must provide the Company with proof of compliance with the requirements of Rule 14a-19 by no later than five (5) business days prior to the date of the annual meeting, unless the meeting is adjourned or postponed.

The Exchange Act rules permit management to vote proxies in its discretion in certain cases if the shareholder does not comply with these deadlines, and in certain other cases notwithstanding the shareholder's compliance with these deadlines.

# SHAREHOLDERS' COMMUNICATIONS WITH THE BOARD

Shareholders that want to communicate in writing with the Board, or specific directors individually, may send proposed communications to the Company's Corporate Secretary, Christopher C. Colson, at 6040 Dutchmans Lane, Louisville, Kentucky 40205. The proposed communication will be reviewed by Mr. Colson and/or by the audit committee (as appropriate). If the communication is appropriate and serves to advance or improve the Company or its performance, then it will be forwarded to the Board or the appropriate director.

# FORM 10-K

The Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2025, accompanies this proxy statement. The Company's Annual Report does not form any part of the material for solicitation of proxies.

**Any shareholder who wishes to obtain, without charge, a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2025, which includes financial statements, and is required to be filed with the SEC, may access it at *www.texasroadhouse.com* in the Investors section or may send a written request to Christopher C. Colson, Corporate Secretary Texas Roadhouse, Inc., 6040 Dutchmans Lane, Louisville, Kentucky 40205.**

# OTHER BUSINESS

The Board is not aware of any other matters to be presented at the Annual Meeting other than those set forth herein and routine matters incident to the conduct of the meeting. If any other matters should properly come before the Annual Meeting or any adjournment or postponement thereof, the persons named in the proxy statement, or their substitutes, intend to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors,

Christopher C. Colson
*Corporate Secretary*

Louisville, Kentucky

April 10, 2026

*Please vote your shares through any of the methods described on the proxy card as promptly as possible, whether you plan to attend the Annual Meeting in person. If you do attend the Annual Meeting, you may still vote in person, since the proxy may be revoked at any time before its exercise by delivering a written revocation of the proxy to the Company's Corporate Secretary.*

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 30, 2025**
**OR**

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number **000-50972**

# Texas Roadhouse, Inc.

(Exact name of registrant specified in its charter)

| **Delaware** | **20-1083890** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (IRS Employer Identification Number) |

**6040 Dutchmans Lane**
**Louisville, Kentucky 40205**
(Address of principal executive offices) (Zip Code)

**(502) 426-9984**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| **Title of each class** | **Trading Symbol(s)** | **Name of each exchange on which registered** |
|---|---|---|
| Common Stock, par value $0.001 per share | TXRH | NASDAQ Global Select Market |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒.

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer ☒ | Accelerated filer ☐ | Non-accelerated filer ☐ | Smaller reporting company ☐ |
| | | | Emerging growth company ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒.

The aggregate market value of the voting stock held by non-affiliates of the registrant as of the last business day of the second fiscal quarter ended July 1, 2025 was approximately $12.5 billion based on the closing stock price of $189.22 on the Nasdaq Global Select Market.

The number of shares of common stock outstanding were 65,925,145 on February 18, 2026.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the registrant's 2026 Annual Meeting of Stockholders, which is expected to be filed pursuant to Regulation 14A within 120 days of the registrant's fiscal year ended December 30, 2025, are incorporated by reference into Part III of this Form 10-K.

# TABLE OF CONTENTS

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

From time to time, in periodic reports and oral statements and in this Annual Report on Form 10-K, we present statements about future events and expectations that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Forward-looking statements are based on our beliefs, assumptions, and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements. In addition to the other factors discussed under "Risk Factors" elsewhere in this report, factors that could contribute to these differences include, but are not limited to:

- our ability to successfully execute our growth strategies;

- our ability to successfully open new restaurants, acquire franchise restaurants, and/or execute other strategic initiatives;

- our ability to increase and/or maintain dine-in and to-go sales as well as profits at our existing restaurants;

- disruptions to the price and availability of our principal food and beverage products and all other operating costs;

- labor shortages or increased labor costs, such as federal or state minimum wage changes, market wage levels, health care, sick pay, and workers' compensation insurance costs;

- our ability to integrate the franchise or other restaurants which we acquire or develop;

- the continued service of key management personnel or the ability to implement successful human capital succession planning;

- the impact of health epidemics or pandemics on our business including restrictions or regulations on our operations;

- health, dietary, and other concerns about our food products;

- our ability to attract, motivate, and retain qualified employees;

- the impact of federal, state, or local government laws and regulations relating to our employees and the sale of food and alcoholic beverages;

- the impact of litigation, including remedial actions, payment of damages and expenses, and negative publicity;

- inflationary increases in the costs of construction, including labor and material costs, and/or real estate;

- changes in consumer preferences and demographic trends;

- the impact of initiatives by competitors and increased competition generally;

- our ability to successfully expand and operate in new and existing domestic and international markets;

- risks associated with partnering in markets with franchisees or other investment partners whose interests may not align with ours;

- risks associated with developing and successfully operating additional concepts;

- security breaches or technology failures including failure to protect and maintain the security of confidential guest, vendor, and employee information, either internally or by one of our vendors, compliance with privacy and data protection laws, and risks of failures or breaches of our data protection systems;

- the rate of growth of general and administrative expenses associated with building a strengthened corporate infrastructure to support our initiatives;

- negative publicity regarding food safety, health concerns, and other food or beverage related matters, including the integrity of our or our suppliers' food processing;

- our franchisees' adherence to the terms of their franchise agreements;

- potential fluctuation in our quarterly operating results due to seasonality and other factors;

- our ability to adequately protect our intellectual property;

- our ability to adequately protect the physical security of our employees, guests, and restaurants;

- our ability to raise capital in the future;

- volatility of actuarially determined self-insurance losses and loss estimates;

- adoption of new, or changes in existing, accounting policies and practices;

- changes in and/or interpretations of federal and state tax laws;

- adverse weather conditions which impact guest traffic at our restaurants; and

- unfavorable general economic conditions in the markets in which we operate that adversely affect consumer spending.

The words "believe," "may," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive," "goal," "projects," "forecasts," "will," or similar words or, in each case, their negative or other variations or comparable terminology, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

Other risks, uncertainties, and factors, including those discussed under "Risk Factors," or those currently deemed immaterial or unknown, could cause our actual results to differ materially from those projected in any forward-looking statements we make.

We assume no obligation to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future, except as required by applicable law.

## ITEM 1.  BUSINESS

Texas Roadhouse, Inc. (the "Company," "we," "our," and/or "us") was incorporated under the laws of the state of Delaware in 2004. The principal executive office is located in Louisville, Kentucky.

## Introduction

The Company is a growing restaurant company operating predominantly in the casual dining segment. Our late founder, W. Kent Taylor, started the business in 1993 with the opening of the first Texas Roadhouse restaurant in Clarksville, Indiana. Since then, we have grown to three concepts with 816 restaurants in 49 states, one U.S. territory, and ten foreign countries.

Our mission statement is "Legendary Food, Legendary Service®" and our core values are "Passion, Partnership, Integrity, and Fun with Purpose." Our operating strategy is designed to position each of our restaurants as the local hometown favorite for a broad segment of consumers seeking high quality, affordable meals served with friendly, attentive service. This strategy guides our purpose statement of "Serving Communities Across America and the World."

## Restaurant Concepts

As of December 30, 2025, we owned and operated 714 restaurants and franchised an additional 102 restaurants. Of the 714 restaurants we owned and operated, we operated 648 as Texas Roadhouse restaurants, 56 as Bubba's 33 restaurants, and ten as Jaggers restaurants. Of the 102 franchise restaurants, 36 were domestic Texas Roadhouse restaurants, five were domestic Jaggers restaurants, 60 were international Texas Roadhouse restaurants, including two restaurants in a U.S. territory, and one was an international Jaggers restaurant.

Texas Roadhouse is a moderately priced, full-service, casual dining restaurant concept offering an assortment of specially seasoned and aged steaks hand-cut daily on the premises and cooked to order over open grills. In addition to steaks, we also offer our guests a selection of ribs, seafood, chicken, pork chops, pulled pork, and vegetable plates, and an assortment of hamburgers, salads, and sandwiches. The majority of our entrées include two made-from-scratch side items, and we offer all our dine-in guests free, unlimited roasted in-shell peanuts and fresh baked yeast rolls.

Bubba's 33 is a moderately priced, full-service, casual dining restaurant concept featuring scratch-made food for all with a little rock 'n' roll, ice-cold beer, and signature cocktails. Our menu features burgers, pizza, and wings as well as a wide variety of appetizers, sandwiches, and dinner entrées. Bubba's 33 is open for daily lunch and dinner service and delivery is offered at a majority of locations. Our first Bubba's 33 restaurant opened in May 2013 in Fayetteville, North Carolina.

Jaggers is a fast-casual restaurant concept offering burgers, hand-breaded chicken sandwiches and chicken tenders, made-to-order fresh salads, and hand-spun milkshakes. Jaggers offers drive-thru, carry-out, and dine-in service options. We also offer delivery at a majority of locations. Our first Jaggers restaurant opened in December 2014 in Noblesville, Indiana.

Throughout this report, we use the term "restaurants" to include Texas Roadhouse and Bubba's 33, unless otherwise noted.

## Segment Information

We manage our restaurant and franchising operations by concept and as a result have identified Texas Roadhouse, Bubba's 33, and Jaggers as separate operating segments. In addition, we have identified our retail initiatives as a separate operating segment. Finally, we have identified Texas Roadhouse and Bubba's 33 as reportable segments.

## Operating Strategy

The operating strategy that underlies the growth of our restaurants is built on the following key components:

- *Offering high quality, freshly prepared food.* We place a great deal of emphasis on providing our guests with high quality, freshly prepared food. As part of our process, we have developed proprietary recipes to provide

consistency in quality and taste throughout all restaurants. We expect a management level employee to inspect every entrée before it leaves the kitchen to confirm it matches the guest's order and meets our standards for quality, portion size, appearance, and presentation. In addition, we employ a team of product coaches whose function is to provide continual, hands-on training and education to our kitchen staff for the purpose of promoting consistent adherence to recipes, food preparation procedures, food safety standards, and overall food quality.

- *Creating a fun and comfortable atmosphere with a focus on high quality service.* We believe the service quality and atmosphere we establish in our restaurants is a key component for fostering repeat business. In our full-service restaurants, we focus on keeping our table-to-server ratios low to allow our servers to truly focus on their guests and serve their needs in a personal, individualized manner. Our Texas Roadhouse restaurants feature a rustic southwestern lodge décor accentuated with hand-painted murals, neon signs, and southwestern prints, rugs, and artifacts. Additionally, our restaurants continuously play upbeat country hits. Our Bubba's 33 restaurants feature walls lined with televisions airing sporting events and music videos and are decorated with sports jerseys, neon signs, and other local flair. Jaggers offers both drive-thru and dining room service in a modern design featuring a contemporary exterior and a comfortable and inviting dining room.

- *Owner-operator partnership model.* As part of our effort to maintain a *People-First* culture, we offer a performance-based compensation program supported by competitive benefits and health programs to our individual restaurant managers and multi-restaurant operators, who are called "managing partners" and "market partners," respectively. Each of these partners is required to sign a multi-year employment agreement and make a refundable deposit at the time of hire, that we believe reinforces an ownership mentality. The annual compensation of these partners includes a base salary plus a performance bonus, which represents a percentage of each of their respective restaurant's pre-tax income. By providing our partners with a significant stake in the success of our restaurants, we believe that we are able to attract and retain talented, experienced, and highly motivated managing and market partners.

- *Offering everyday value.* Our everyday value includes attractive price points, generous portions, and heaping sides. When we evaluate menu pricing, we focus on remaining disciplined as we balance short-term pressures with long-term growth while always keeping our guest top of mind. Prices are reviewed individually in each local market and are offered at moderate price points without sacrificing food quality. Within each menu category, we offer a choice of several price points with the goal of fulfilling each guest's budget and value expectations. Based on the results of our pricing evaluations, we will continue to take pricing actions we feel are needed while striving to maintain our value proposition.

- *Serving our communities.* We strive to be the neighborhood destination in each market in which we operate. We do not rely on national television or print advertising to promote our brands. To build brand awareness and become the hometown favorite, our partners engage with their local communities through a variety of promotional activities, such as contributing time, money, and complimentary meals to charitable, civic, and cultural programs. Additionally, we employ marketing coordinators at the restaurant and market level to develop and execute the majority of the local marketing strategies.

- *Focusing on dinner.* In nearly all of our Texas Roadhouse restaurants, we limit our operating hours to dinner only during the weekdays with over 60% of our restaurants offering lunch on Friday. This focus on dinner allows our restaurant teams to prepare for and manage only one shift per day during the week and to prepare for the significant volumes of sales our restaurants generate.

## Restaurant Development and Unit Economics

We consistently evaluate opportunities to develop restaurants in new and existing markets. Our site selection process is critical to our growth strategy. In analyzing each prospective site, our real estate team and restaurant market partners devote significant time and resources to the evaluation of local market demographics, population density, household income levels, and site-specific characteristics such as visibility, accessibility, traffic generators, proximity of other retail activities and competitors, traffic counts, and parking. We work actively with experienced real estate brokers in target markets to select high quality sites and to maintain and regularly update our database of potential sites.

We design our restaurant prototypes to provide a relaxed atmosphere for our guests, while also focusing on restaurant-level returns over time. Our current prototypical Texas Roadhouse restaurant consists of a freestanding

building with approximately 8,000 square feet with seating for approximately 270 to 325 guests and parking for approximately 180 vehicles either on-site or in combination with some form of off-site cross parking arrangement.

Our current prototypical Bubba's 33 restaurant consists of a freestanding building with approximately 7,600 square feet with seating for approximately 270 to 330 guests. Some locations include patio seating for approximately 60 guests. Parking is targeted for approximately 180 vehicles either on-site or in combination with some form of off-site cross parking arrangement. In 2026, we expect to also utilize a smaller prototype which will be approximately 6,700 square feet.

Our capital investment for new restaurants, which includes an estimate of pre-opening expense and a 10x initial base rent factor for those sites that are leased, varies significantly depending on a number of factors. These factors include, but are not limited to: the concept, square footage, layout, scope of required site work, geographical location, supply chain costs, type of construction labor (union or non-union), local permitting requirements, our ability to negotiate with landowners and/or landlords, cost of liquor and other licenses, and pre-opening expense.

In 2025 and 2024, our average capital investment for Texas Roadhouse restaurants was approximately $8.3 million and $8.0 million, respectively. In 2025, the increase was primarily due to higher rent and building costs. We expect our average capital investment for restaurants to be opened in 2026 to increase to approximately $8.9 million primarily due to higher rent and building costs.

In 2025 and 2024, our average capital investment for Bubba's 33 restaurants was $9.0 million and $8.6 million, respectively. In 2025, the increase was primarily due to higher building and sitework costs. We expect our average capital investment for restaurants to be opened in 2026 to decrease to approximately $8.5 million primarily due to lower building and sitework costs associated with the smaller prototype, partially offset by higher rent.

## Existing Restaurant Locations

As of December 30, 2025, we had 714 company restaurants and 102 franchise restaurants in 49 states, one U.S. territory, and ten foreign countries as shown in the chart below.

| | Number of Restaurants | | |
| | Company | Franchise | Total |
|---|---|---|---|
| Alabama | 13 | — | 13 |
| Alaska | 2 | — | 2 |
| Arizona | 24 | — | 24 |
| Arkansas | 9 | — | 9 |
| California | 14 | 5 | 19 |
| Colorado | 17 | 1 | 18 |
| Connecticut | 6 | — | 6 |
| Delaware | 5 | — | 5 |
| Florida | 50 | — | 50 |
| Georgia | 21 | 1 | 22 |
| Idaho | 6 | — | 6 |
| Illinois | 21 | — | 21 |
| Indiana | 37 | 2 | 39 |
| Iowa | 11 | — | 11 |
| Kansas | 7 | 1 | 8 |
| Kentucky | 22 | 3 | 25 |
| Louisiana | 11 | 1 | 12 |
| Maine | 3 | — | 3 |
| Maryland | 14 | — | 14 |
| Massachusetts | 11 | — | 11 |
| Michigan | 23 | 3 | 26 |
| Minnesota | 7 | — | 7 |
| Mississippi | 3 | — | 3 |
| Missouri | 19 | — | 19 |
| Montana | 3 | — | 3 |
| Nebraska | 4 | — | 4 |
| Nevada | 4 | — | 4 |
| New Hampshire | 4 | — | 4 |
| New Jersey | 10 | — | 10 |
| New Mexico | 11 | — | 11 |
| New York | 22 | — | 22 |
| North Carolina | 23 | 3 | 26 |
| North Dakota | 3 | — | 3 |
| Ohio | 40 | — | 40 |
| Oklahoma | 10 | — | 10 |
| Oregon | 2 | — | 2 |
| Pennsylvania | 30 | 5 | 35 |
| Rhode Island | 3 | — | 3 |
| South Carolina | 9 | — | 9 |
| South Dakota | 2 | — | 2 |
| Tennessee | 20 | — | 20 |
| Texas | 101 | 7 | 108 |
| Utah | 10 | 1 | 11 |
| Vermont | 1 | — | 1 |
| Virginia | 25 | — | 25 |
| Washington | 4 | 1 | 5 |
| West Virginia | 4 | 3 | 7 |
| Wisconsin | 11 | 4 | 15 |
| Wyoming | 2 | — | 2 |
| Total domestic restaurants | 714 | 41 | 755 |
| Puerto Rico | — | 2 | 2 |
| Bahrain | — | 1 | 1 |
| China | — | 1 | 1 |
| South Korea | — | 8 | 8 |
| Kuwait | — | 3 | 3 |
| Mexico | — | 5 | 5 |
| Philippines | — | 25 | 25 |
| Qatar | — | 1 | 1 |
| Saudi Arabia | — | 4 | 4 |
| Taiwan | — | 6 | 6 |
| United Arab Emirates | — | 5 | 5 |
| Total international restaurants, including a U.S. territory | — | 61 | 61 |
| Total system-wide restaurants | 714 | 102 | 816 |

**Food**

*Menu.* Our restaurants offer a wide variety of menu items at attractive prices that are designed to appeal to a broad range of consumer tastes. At Texas Roadhouse restaurants, we offer a broad assortment of specially seasoned and aged steaks, all cooked over open grills and all but one hand-cut daily on the premises. We also offer our guests a selection of ribs, seafood, chicken, pork chops, pulled pork, and vegetable plates, and an assortment of burgers, salads, and sandwiches. Entrée prices include roasted in-shell peanuts, fresh baked yeast rolls, and most include the choice of two made-from-scratch sides. Other menu items include specialty appetizers such as the "Cactus Blossom®" and "Rattlesnake Bites." We also provide a "12 & Under" menu for children that includes a selection of smaller-sized entrées served with one side item and a beverage.

At Bubba's 33 restaurants, we offer a broad assortment of burgers, pizza, and wings as well as a wide variety of appetizers, sandwiches, and dinner entrées. Our Bubba's 33 restaurants also offer an extensive selection of ice-cold draft beer and signature cocktails. We provide a "12 & Under" menu for children that includes a selection of items, including a beverage.

At Jaggers restaurants, we offer fresh, scratch-made food including double-stacked burgers, hand-breaded chicken sandwiches and chicken tenders, made-to-order fresh salads, and hand-spun milkshakes. We also provide a "12 & Under" menu for children that includes a selection of smaller-sized entrées, a side, a drink, and a cookie.

Most of our full-service restaurants feature a full bar that offers a selection of draft and bottled beer, major brands of liquor and wine, as well as made in-house margaritas and signature cocktails. In 2025, alcoholic beverages at all company restaurants accounted for 8.8% of restaurant sales. Managing partners are encouraged to tailor their beer selection to include regional and local brands. We have also expanded our beverage offerings with a new selection of handcrafted mocktails, along with $5 all-day every-day beer and margarita specials.

We always strive to maintain a consistent menu at our restaurants. We continually review our menu to consider enhancements to existing menu items or the introduction of new items. We change our menu only after guest feedback and an extensive study of the operational and economic implications. To maintain our high levels of food quality and service, we generally remove one menu item for every new menu item introduced to facilitate our ability to execute high quality meals on a focused range of menu items.

We work with a third-party vendor to manage an online tool to provide nutritional information as well as help guests identify known allergens in each of our menu items. This information is available for all concepts.

*Food Quality and Safety.* We are committed to serving a varied menu of high quality, great tasting food items with an emphasis on freshness. We have developed proprietary recipes to promote consistency in quality and taste throughout all restaurants and provide a unique flavor experience to our guests. At each domestic Texas Roadhouse restaurant, a trained meat cutter hand cuts our steaks and other restaurant employees prepare our side items and yeast rolls from scratch in the restaurants daily. At both Texas Roadhouse and Bubba's 33 restaurants, we assign individual kitchen employees to the preparation of designated food items in order to focus on quality, consistency, speed, and food safety. Additionally, we expect a management level employee to inspect every entrée before it leaves the kitchen to confirm it matches the guest's order and meets our standards for quality, portion size, appearance, and presentation.

We employ a team of product coaches whose function is to provide continual, hands-on training and education to the kitchen staff in all of our restaurants for the purpose of reinforcing food quality, recipe consistency, food preparation procedures, food safety and sanitation standards, food appearance, freshness, portion size, and crisis management. The product coach team supports all of our full-service domestic restaurants.

Food safety and sanitation is of utmost importance to us. We currently utilize several additional programs to help facilitate adherence to proper food preparation procedures and food safety standards. We have a food team whose function, in conjunction with our product coaches, is to develop, enforce, and maintain programs designed to promote compliance with food safety guidelines. This includes the routine performance of a gap analysis through various tabletop exercises to identify areas of need or improvement. The food team also has incorporated technology in the food safety program which includes the use of electronic checklists that can capture and report trends and digital temperature monitoring and cooling automation.

We perform regular food safety and sanitation audits of our restaurants and these results are reviewed by various members of operations and management. To maximize adherence to food safety protocols, we have incorporated Hazard

Analysis Critical Control Points principles and critical procedures (such as hand washing) in each recipe. All restaurant managers are required to complete the American National Standards Institute Certified Food Manager training. In addition, product coaches and certain food team members are required to obtain their Certified Professional-Food Safety designation from the National Environmental Health Association.

All health department reports are entered into our database and reviewed by the food safety team, with trend analyses used to support corrective actions. We have also partnered with a vendor to support compliance with the Food Safety Modernization Act traceability requirements for designated products. The required infrastructure is in place and we are receiving data feeds from distributors following implementation.

*Procurement.* Our procurement philosophy is designed to supply fresh, quality products to our restaurants at competitive prices while maximizing operating efficiencies. We negotiate directly with suppliers for substantially all food and beverage products to maximize quality and freshness and obtain competitive prices. Food and supplies are ordered by and shipped directly to our domestic restaurants. Most food products used in the operation of our restaurants are distributed to individual restaurants through national distribution companies. We strive to qualify more than one supplier for all key food items and believe that beef of comparable quality as well as all other essential food and beverage products are available, upon short notice, from alternative qualified suppliers.

As a requirement of our quality assurance process, primary food items are purchased from qualified vendors who are regularly audited by reputable, outside inspection services confirming compliance with United States Food and Drug Administration and United States Department of Agriculture guidelines, the results of which are reviewed by our food safety team.

We are committed to building long-term partnerships with suppliers who are dedicated to delivering and producing safe, high-quality ingredients and products. All suppliers are expected to comply with our Vendor Partner Expectations that outlines our standards for vendors, which include without limitation, adherence to our food safety standards, how they conduct their business, how they treat their employees, and an expectation that our suppliers will comply with all applicable laws and regulations. We have added these Vendor Partner Expectations to various contracts with our largest suppliers and distributors and are looking for ways to incorporate them into our contracts for additional selected vendors.

We are also focused on driving innovation, efficiency, and resiliency in our supply chain by collaborating with our suppliers to improve quality, enhance visibility, eliminate waste, create redundancy, and drive additional productivity in our operations.

**Service**

*Service Quality.* We believe that guest satisfaction and our ability to continually evaluate and improve the guest experience at each of our restaurants is important to our success. We employ a team of service coaches whose function is to provide consistent, hands-on training and education to our managers and service staff in all of our full-service domestic restaurants. This training and education reinforces service quality, teamwork, responsible alcohol service, staff attentiveness and guest interactions in the dining room, as well as the implementation of new technologies and process changes.

*Guest Satisfaction.* We receive valuable feedback from our guests through the use of guest surveys, our various websites including "texasroadhouse.com," "bubbas33.com," or "eatjaggers.com," a toll-free guest response telephone line, emails, letters, social media, and personal interaction in the restaurant. We have implemented several programs to evaluate guest satisfaction, with particular attention given to food, beverage, and service quality, cleanliness, staff attitude and teamwork, and manager visibility and interaction. We continue to evaluate and implement new processes and technologies relating to guest satisfaction, including reducing guest wait times, improving host interaction with the guest, and improving the to-go experience for our guests.

*Atmosphere.* The atmosphere of our restaurants is intended to appeal to broad segments of the population. Substantially all Texas Roadhouse restaurants are of our prototype design, reflecting a rustic southwestern lodge atmosphere. The interiors feature wood walls and stained concrete floors and are decorated with hand-painted murals, neon signs, southwestern prints, rugs, and artifacts. The restaurants continuously play upbeat country music hits. Guests may also view a display-baking area, where our fresh baked yeast rolls are prepared, and a meat cooler displaying fresh cut steaks. Once seated at a table, guests can enjoy free fresh baked yeast rolls along with roasted in-shell peanuts. Our Bubba's 33 restaurants feature walls lined with televisions playing a variety of sports events and music videos and are

decorated with sports jerseys, neon signs, and other local flair. Jaggers offers both drive-thru and dining room service in a modern design featuring a contemporary exterior and a comfortable and inviting dining room.

**People**

*Management Personnel.* Each of our restaurants is generally staffed with one managing partner and a combination of operations managers, kitchen managers, service managers, and assistant managers. Managing partners are single restaurant operators who have primary responsibility for the day-to-day operations of the entire restaurant. Operations managers support the managing partner in overall operations including oversight over the kitchen and service departments. Kitchen managers have primary responsibility for managing sections of the kitchen staff and certain kitchen operations including food production, preparation, execution, and quality standards. Service managers have primary responsibility for managing sections of the front of house staff and certain dining room, bar, and to-go operations including service quality and the guest experience. Assistant managers support our managing partners, operations managers, kitchen managers, and service managers in helping maintain our standards of quality and performance.

We use market partners to oversee the operation of our restaurants. Each market partner oversees a group of varying sizes of managing partners and their respective management teams. Market partners are also responsible for the hiring and development of each restaurant's management team and assisting in the site selection process. Through regular visits to the restaurants, the market partners facilitate adherence to all aspects of our concepts, strategies, and standards of quality. To further facilitate adherence to our standards of quality and to maximize uniform execution throughout the system, we employ product coaches and service coaches who regularly visit the restaurants to assist in training of both new and existing employees and to grade food and service quality. The attentive service and high quality food, which results from each restaurant having a managing partner, at least two to four managers, and the hands-on assistance of a product coach and a service coach, are critical to our success.

Managing partners and market partners are required, as a condition of employment, to sign a multi-year employment agreement. The annual compensation of our managing partners and market partners includes a base salary plus a percentage of pre-tax income of the restaurant(s) they operate or supervise. Managing partners and market partners are eligible to participate in our equity incentive plan and are required to make refundable deposits at the time of hire, that reinforces an ownership mentality. Generally, the deposits are refunded after five years of continuous service.

*Training and Development.* All restaurant employees are required to complete varying degrees of training before and during employment. Our comprehensive training program emphasizes our operating strategy, procedures, and standards, including responsible alcohol service and food safety, and is typically conducted individually at our restaurants or in groups throughout the country.

Our managing and market partners are generally required to have significant experience in the full-service restaurant industry and are generally hired at a minimum of nine months before their placement in a new or existing restaurant to allow time to fully train in all aspects of restaurant operations. All managing partners, kitchen and service managers, and other management employees are required to complete an extensive training program of up to 20 weeks, which includes training for every position in the restaurant. Trainees are validated at pre-determined points during their training by a market partner, managing partner, product coach, and service coach.

We have designated a number of our restaurants to be certified as training centers by our training department. These stores are utilized to train our new and existing managers to ensure compliance with all operating procedures and guidelines. Additionally, most restaurants are staffed with training coordinators responsible for ongoing daily training needs.

For new restaurant openings, a full team of designated trainers, each specializing in a specific restaurant position, is deployed to the restaurant at least ten days before opening. Formal employee training begins seven days before opening and follows a uniform, comprehensive training course as directed by a training manager.

**Marketing**

Our marketing strategy aims to promote our brands while retaining a localized focus. We strive to increase comparable restaurant sales by increasing the frequency of visits by our current guests and attracting new guests to our restaurants and also by communicating and promoting our concepts' food quality, the guest experience, and community support. We accomplish these objectives through three major initiatives.

*Local Store Marketing.* Given our strategy to be a neighborhood destination, local store marketing is integral in developing brand awareness in each market, for each restaurant. Managing Partners are encouraged to participate in creative, community-based marketing. We also engage in a variety of promotional activities, such as contributing time and complimentary meals to charitable, civic, and cultural events. We employ local store marketers at the restaurant level and marketing coaches at the market level to develop and execute the majority of the local marketing strategies.

*In-restaurant Marketing.* A significant portion of our marketing fund is spent communicating with our guests inside our restaurants through point of purchase materials. We believe special campaigns such as Valentine's Day, Mother's Day, Father's Day, and Veterans Day drive notable repeat business. Our eight-week holiday gift card campaign is one of our most impactful campaigns.

*Advertising.* Our restaurants do not rely on national television or print advertising to promote our brands. Earned local media is a critical part of our strategy that highlights our food, people and community involvement via local television, print, and radio features. Our restaurants use a permission-based email loyalty program, as well as social media and digital marketing, to promote the brand and engage with our guests. Our approach to media aligns with our focus on local store marketing and community involvement. Additionally, we continue to look for ways through various strategic initiatives to drive awareness and guest engagement with our brands. This includes the inclusion of branded food and retail products that are available for purchase online and in select retailers. These products include non-royalty based food and accessories as well as licensing arrangements for frozen rolls, whipped buttery spreads, beef jerky, and steak sauces and seasonings. We also have branded bagged peanuts in stadiums across the United States.

**Restaurant Franchise Arrangements**

*Franchise Restaurants.* As of December 30, 2025, we had 21 franchisees that operated 102 Texas Roadhouse and Jaggers restaurants in 15 states, one U.S. territory, and ten foreign countries.

Our standard Texas Roadhouse domestic franchise agreement has a term of ten years with two renewal options for an additional five years each if certain conditions are satisfied. Our current form of domestic franchise agreement generally requires the franchisee to pay a franchise fee for each restaurant opened and royalties based on a percentage of gross sales. In addition, domestic Texas Roadhouse franchisees are required to pay a percentage of gross sales to a national marketing fund for system-wide promotions and related efforts. Domestically, franchise rights for our Texas Roadhouse restaurants are granted for specific restaurants only, as we have not entered into area development agreements with domestic Texas Roadhouse franchisees. We are currently not accepting new domestic Texas Roadhouse franchisees.

Internationally, we have entered into area development and franchise agreements for the development and operation of Texas Roadhouse restaurants in several foreign countries and one U.S. territory. For the existing international agreements, the franchisee is generally required to pay us a development fee for our grant of development rights in specified defined territories located within all or certain parts of named countries, a franchise fee for each restaurant to be opened, and royalties based on a percentage of gross sales.

We have also entered into area development and franchise agreements for Jaggers for both domestic and international franchise locations. Our standard Jaggers franchise agreement has a term of ten years with two renewal options for an additional five years each if certain conditions are satisfied. Currently, we have area development agreements in place that allow for the development and operation of Jaggers restaurants both domestically and internationally. As part of these agreements, the franchisees are required to pay us a development fee for our grant of development rights in the named territories, a franchise fee for each restaurant to be opened, and royalties based on a percentage of gross sales.

Our standard Texas Roadhouse and Jaggers domestic franchise agreements give us the right, but not the obligation, to compel a franchisee to transfer its interests to us based on pre-determined formulas included in our franchise agreements. Additionally, all of our Texas Roadhouse and Jaggers franchise agreements contain a pre-determined radius restriction prohibiting us from opening a competing restaurant within such radius.

Our area development or franchise agreements, whether domestic or international, may be terminated if the franchisee defaults in the performance of any of its obligations under the development or franchise agreement, including its obligations to develop the territory or operate its restaurants in accordance with our standards and specifications. A franchise agreement may also be terminated, among other things, if a franchisee becomes insolvent, fails to make its

required payments, creates a threat to the public health or safety, ceases to operate the restaurant, or misuses our trademarks.

*Franchise Compliance Assurance.* We have various systems in place to promote compliance with our systems and standards, both during the development and operation of franchise restaurants. We actively work with our franchisees to support successful franchise operations as well as compliance with our standards and procedures. During the restaurant development phase, we consent to the selection of restaurant sites and make available copies of our prototype building plans to franchisees. In addition, we ensure that the building design is in compliance with our standards. We provide training to a certain number of managers of a franchisee's first restaurant. We also provide trainers to assist in the opening of every domestic franchise restaurant, and we provide trainers to assist our international franchisees in the opening of their restaurants until such time as they develop an approved restaurant opening training program. Finally, on an ongoing basis, we conduct reviews on all franchise restaurants to determine their level of effectiveness in executing our concept at a variety of operational levels. Our franchisees are required to follow the same standards and procedures regarding equipment and food purchases, preparation, and safety procedures as we maintain in our company restaurants. Reviews are conducted by seasoned operations teams and focus on key areas including health, safety, and execution proficiency. Finally, we perform initial, annual, and/or periodic due diligence from a compliance perspective on certain franchisees based on a risk assessment and evaluation of the franchise partner.

*Management Services.* We provide administrative services to certain domestic Texas Roadhouse franchise restaurants, some in which we have an ownership interest and others in which we have no ownership interest. Such administrative services may include accounting, tax, operational supervision, payroll, human resources, training, legal, and food, beverage, and equipment consulting for which we receive monthly fees. We also make available to these restaurants certain restaurant employees and employee benefits on a pass-through cost basis.

**Information Technology**

All of our company restaurants utilize management information systems, which are designed to improve operating efficiencies, provide restaurant and Support Center management with timely access to financial and operating data, and reduce administrative time and expense. With our current information systems, we have the ability to query, report, and analyze this intelligent data on a daily, weekly, monthly, quarterly, and year-to-date basis and beyond, on a company-wide, concept, regional, market, or individual restaurant basis. Together, this enables us to closely monitor sales and operating expenses at each of our restaurants throughout all concepts. We have a number of systems and reports that provide comparative information that enables both restaurant and Support Center management to supervise the financial and operational performance of our restaurants and to recognize and understand trends in the business. Restaurant hardware and software support for all of our restaurants is provided and coordinated from the restaurant Support Center in Louisville, Kentucky.

In the course of business, we gather and maintain sensitive information from our guests, employees, partners, and business operations. To protect this information, we have created and implemented a detailed set of procedures that are informed by recognized national and international standards. We have implemented extensive detective and preventative controls designed to ensure the appropriate level of protection for the confidentiality, integrity, and availability of data stored on or transferred through our information technology resources. We guard against business interruption by maintaining a disaster recovery plan, which includes, among other things, storing critical business information off-site, maintaining a redundant data center, testing the disaster recovery plan, and providing on-site power backup. Additionally, we use a risk-based approach to create and implement a detailed set of information security policies and procedures to protect against cybersecurity threats.

We accept credit cards, debit cards, gift cards, and cash as payment at our restaurants. We have systems and processes in place that focus on the protection of our guests' credit and debit card information and other private information that we are required to protect. Our systems have been carefully designed and configured to safeguard against data loss or compromise. We submit our systems to regular independent audits and reviews, as required by the Payment Card Industry Data Security Standards ("PCI DSS") for a level 1 provider status, to validate compliance and assess vulnerabilities in our systems. See Risk Factors in Item 1A of this Form 10-K for a discussion of risks associated with breaches of security related to confidential guest information.

We have made several digital enhancements to improve the guest experience and support increased volumes at our restaurants. These enhancements include a fully customized digital platform that lets guests join the waitlist, place pickup or curbside orders, and make payments. We have also implemented texting systems that allow dine-in guests to

wait outside or in their vehicles, improving both convenience and the to-go experience. In addition, new contactless payment options provide a smoother checkout and faster table turnover.

Our domestic restaurants have implemented digital kitchen display systems that increase efficiency, help manage higher volumes, and enhance the employee and guest experience. Finally, we have deployed a digital guest management system in all domestic restaurants to more efficiently manage server rotations, floor plans, and both online and in-store waitlists.

We believe that our current systems, together with our practice of implementing regular updates and evaluating potential technological enhancements, position us well to support our current operating needs and anticipated future growth. Information systems projects, including potential technology updates, are prioritized based on strategic, financial, regulatory, and other business advantage criteria.

## Competition

Competition in the restaurant industry is intense. We compete with well-established food service companies on the basis of taste, quality, price and value of the food offered, service, atmosphere, location, take-out and delivery options, as well as the overall dining experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant chains. We also face competition from meal kit delivery services as well as the supermarket industry. In addition, improving product offerings of fast-casual and quick-service restaurants and better execution of to-go sales, together with negative economic conditions could cause consumers to choose less expensive alternatives. Although we believe that we compete favorably with respect to each of the above channels, other restaurants and retail establishments compete for the same casual dining guests, quality site locations, and restaurant-level employees as we do. We expect intense competition to continue across all aspects of the restaurant industry.

## Trademarks

We derive significant value from the ownership and use of our trademarks, service marks, trade dress, and other intellectual property rights. We rely on these to market our concepts to consumers, distinguish our brands from other restaurant concepts, establish our unique brands, and prevent consumer confusion with other restaurant concepts, as well as in connection with our retail initiatives. Accordingly, we have implemented processes to monitor our registrations and identify any infringement of our intellectual property rights. Our registered trademarks and service marks include, among others, our trade names and logos related to certain core menu offerings. We have registered all of our significant domestic marks for our restaurants with the United States Patent and Trademark Office. We have registered or have registrations pending for our most significant trademarks and service marks in multiple foreign jurisdictions and have registered or have registrations pending on certain trademarks and service marks for different classifications relating to our retail initiatives. We have also registered various Internet domain names.

## Government Regulation

We are subject to a variety of federal, state, local, and international laws affecting our business. For a discussion of the risks and potential impact on our business of a failure by us to comply with applicable laws and regulations, see Item 1A, Risk Factors.

Each of our restaurants is subject to permitting and licensing requirements and regulations by a number of government authorities, which may include, among others, alcoholic beverage control, health and safety, sanitation, labor, use of packaging and materials, zoning, and public safety agencies in the state and/or municipality in which each restaurant is located. The development and operation of restaurants depends on selecting and acquiring suitable sites that satisfy our financial targets, which are subject to zoning, land use, environmental, traffic, and other regulations. We are also subject to laws and regulations relating to the preparation and sale of food, including regulations regarding product safety, nutritional content, consumer protection, and menu labeling.

In addition to domestic regulations, our international business exposes us to additional regulations, including antitrust and tax requirements, anti-boycott legislation, import/export controls and customs requirements, the potential imposition of tariffs or other trade barriers or restrictions, other international trade regulations, the USA Patriot Act, and the Foreign Corrupt Practices Act.

In order to serve alcoholic beverages in our restaurants, we must comply with alcoholic beverage control regulations which require each of our restaurants to apply to a state authority, and, in certain locations, county or municipal authorities, for a license or permit to sell alcoholic beverages at our restaurants. These licenses or permits must be renewed annually and may be revoked or suspended for cause at any time. We are also subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that served alcoholic beverages to the intoxicated person. Consistent with industry standards, we focus on responsible alcohol service training and carry liquor liability coverage as part of our existing comprehensive general liability insurance and excess umbrella coverage, through third-party insurance and/or our wholly-owned captive insurance company. Additionally, and as part of our enterprise risk management program, we have a cross-functional risk subcommittee focused solely on responsible alcohol service.

Our restaurant operations are also subject to federal and state wage and hour laws and regulations governing such matters as minimum wage and overtime, meal and rest breaks, proper exempt classification, child labor, paying for all hours worked (including overtime), and proper handling of tips. A significant number of our hourly restaurant personnel receive tips as part of their compensation and are paid at or above a minimum wage rate after giving effect to applicable tips. We rely on our employees to accurately disclose the full amount of their tip income. We base our FICA tax reporting on the disclosures provided to us by our tipped employees.

We maintain a Tip Rate Alternative Commitment agreement with the Internal Revenue Service. By complying with educational and other requirements of the agreement, we reduce the likelihood of potential employer-only FICA assessments for unreported or underreported tips.

Our restaurants are also subject to other federal and state labor laws and regulations governing such matters as health benefits, leaves of absence, unemployment taxes, workers' compensation, work authorization and eligibility requirements and enforcement, working conditions, safety standards, equal employment opportunities, anti-discrimination and harassment, reasonable accommodation, and other similar legal requirements.

Our restaurants must comply with the applicable requirements of the Americans with Disabilities Act of 1990 ("ADA") and related state accessibility statutes. Under the ADA and related state laws, we must provide equal access to our goods and services to disabled guests. In addition, when constructing or undertaking remodeling of our restaurants, we must comply with the applicable ADA Standards for Accessible Design.

We are subject to laws relating to information security, data privacy, cashless payments, and consumer credit protection and fraud. An increasing number of governments and industry groups worldwide have established data privacy laws and standards for the protection of personal information, including social security numbers, financial information (including credit and debit card numbers), and health information.

## Seasonality

Our business is subject to seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the first half of each year. Holidays, changes in weather, severe weather, and similar conditions may impact sales volumes seasonally in some operating regions. As a result, our quarterly operating results and comparable restaurant sales may fluctuate due to seasonality. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may fluctuate.

## Human Capital Management

At Texas Roadhouse, we take pride in being a *People-First* company. As of December 30, 2025, we employed approximately 101,000 people. This included 935 executive and administrative personnel and 4,059 restaurant management personnel, while the remainder were full and part-time hourly restaurant personnel. None of our employees are covered by a collective bargaining agreement and we consider our employee relations to be good.

Our business relies on our ability to attract, retain, engage, recognize, train, and develop talented employees. To attract and retain a broad range of talent and experience, we focus on casting a wide net, sourcing qualified candidates through multiple channels, and maintaining our *People-First* culture through shared core values and a performance-based compensation program supported by competitive benefits and health programs. Further, our training and development programs are designed to provide our employees at all levels the tools to succeed at their current job as well as ample opportunities for continuous learning, networking, growth, and development.

Additionally, we believe that diversity of talent and experience, employee engagement, and inclusion of all Roadies are vital parts of our culture and what makes us truly Legendary. We value and welcome employees of all walks of life to share their gifts, strengths, voices, talents, and inspiration with us while working in our restaurants and Support Center, as we strive to reflect the communities we are proud to serve. We are committed to treating everyone with respect, appreciation, and fairness every day to ensure that we remain a legendary place to work. As a result, we are committed to attracting, retaining, engaging, recognizing, training, and developing a workforce that has a variety of talents and experiences and is committed to upholding our shared values. The table below shows the gender and racial and ethnic makeup of our employees as of December 30, 2025:

| | December 30, 2025 | |
| | Women | People of Color (1) |
| --- | --- | --- |
| Support Center. | 54 % | 13 % |
| Restaurant Managers. | 40 % | 25 % |
| Hourly Restaurant Employees | 57 % | 45 % |

(1) Denotes employees at company restaurants and our Support Center that identify as American Indian/Alaskan Native, Asian, Black/African American, Hispanic/Latino, Native Hawaiian/Pacific Islander, or two or more races.

*Maintaining our Culture and Core Values.* In our restaurants and at our Support Center, we are committed to our shared "Core Values of Passion, Partnership, Integrity, and Fun with Purpose". These Core Values form the foundation of who we are as a company and how we interact with respect, appreciation, and fairness towards one another every day.

*Performance-based Compensation and Benefits*. We offer a performance-based compensation program to our managing partners and market partners. Each of these positions earn a base salary plus a performance bonus, which represents a percentage of each of their respective restaurant's pre-tax income. By providing our partners with a significant stake in the success of our restaurants, we believe that we are able to attract and retain talented, experienced, and highly motivated managing and market partners.

Beyond our partner programs, we support our employees by offering competitive wages and a comprehensive benefits package to eligible employees. As part of our total rewards packages and consistent with our partnership mentality, thousands of our employees share in the financial success of Texas Roadhouse through bonuses and stock awards, which vary by employee level. In addition to competitive pay, our benefits programs (which also vary by employee level) include, among other items, retirement savings plans with employer matching contributions, healthcare and insurance benefits, health savings and flexible spending accounts, tuition reimbursement, paid time off, paid parental leave, discounts in our restaurants, and a variety of employee assistance and wellness programs.

*Training & Development.* We motivate and develop our employees by providing them with opportunities for increased responsibilities and advancement. As a part of our overall *People-First* strategy, we are committed to providing training and development opportunities through a variety of in-person and virtual programs and classes that are offered to restaurant employees, operators, and Support Center employees, all of which are designed to give employees at all levels the tools to succeed at their current job as well as opportunities for continuous learning, networking, skills growth, and development. With thousands of leadership positions across our restaurants, we provide a pathway and training for thousands of individuals across the country to advance from entry-level jobs into management roles. In addition, our geographic footprint often allows us to offer our restaurant team members relocation options at similar roles due to personal circumstances.

*Employee Engagement.* We value the diverse thoughts, opinions, and feedback from our employees at all levels across the Company, which means engaging and listening as a management team to what our employees have to say. We take an expansive and strategic approach to the manner in which we solicit and receive feedback utilizing a variety of methods from in-person focus groups to large-scale surveys, as well as our annual "Fall Tour" listening sessions. Through this employee engagement, we believe these listening sessions and tools allow us a better opportunity to constructively engage with and understand our employees' strengths, opportunities, and challenges as we continue to work to evaluate and develop ways to leverage or address opportunities in our business.

*Health and Safety.* The health and safety of our employees is a top priority and we are committed to providing a safe workplace, ensuring the safety and well-being of all team members while also ensuring that we are in compliance with all laws and regulations as well as internal policies. This commitment includes the deployment of specific protocols and standards to our restaurants that focus on maintaining the health and safety of our employees.

*Andy's Outreach*. Andy's Outreach is a non-profit, tax-exempt organization whose mission is to provide financial support to employees of Texas Roadhouse and their families in times of severe hardship or crisis and in cases of tragic or catastrophic need. Andy's Outreach is mainly funded by the support of Texas Roadhouse employees through payroll contributions, a domestic franchise store that is owned by Andy's Outreach, and other fundraising efforts. Since its inception, Andy's Outreach has assisted over 25,000 employees and distributed over $33 million.

Additional information about our *People-First* initiatives is available through our website at www.texasroadhouse.com, under the investors section.

## Corporate Sustainability

Our corporate sustainability mission is to leave every community better than we found it by focusing on four pillars consisting of food, community, employees, and conservation. As we test and roll out new programs, we continue to build champions who are invested in furthering our sustainability efforts. Ongoing initiatives such as our meat cutter program, support of non-profits, employee development, and focus on conservation, create steady progress for our overall corporate sustainability program and are integrated into our daily operations. Additional information about our corporate sustainability mission is available through our website at www.texasroadhouse.com, under the corporate sustainability section.

## Website Access to Reports

We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, available, free of charge on or through our website, www.texasroadhouse.com, as soon as reasonably practical after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

## Information about our Executive Officers

Set forth below are the name, age, position, and a brief account of the business experience of each of our executive officers. Executive officers are appointed by our Board of Directors (the "Board") and serve until their successors are appointed or until resignation or removal, in accordance with their employment agreements. There are no family relationships among any of our executive officers.

| Name | Age | Position |
| --- | --- | --- |
| Gerald L. Morgan | 65 | Chief Executive Officer |
| Regina A. Tobin | 62 | President |
| Christopher C. Colson | 49 | Chief Business and Administrative Officer |
| Hernan E. Mujica | 64 | Chief Technology Officer |
| Travis C. Doster | 59 | Chief Communications Officer |
| L. Paul Marshall | 57 | Chief Growth Officer |
| Michael S. Lenihan | 53 | Chief Financial Officer |
| Keith V. Humpich | 55 | Chief Accounting and Financial Services Officer |
| Sean G. Renfroe | 45 | General Counsel |

*Gerald L. Morgan.* Mr. Morgan is Chief Executive Officer and Executive Vice Chairman of the Company. Mr. Morgan was appointed Chief Executive Officer in March 2021 and subsequently appointed Executive Vice Chairman of the Company in August 2025 while remaining as Chief Executive Officer. Mr. Morgan joined the Company in 1997, during which time he has held the positions of Managing Partner, Market Partner, and Regional Market Partner. Mr. Morgan also previously served as President from December 2020 until Ms. Tobin's appointment to President in January 2023. Mr. Morgan has 40 years of restaurant management experience with Texas Roadhouse, Bennigan's Restaurants, and Burger King.

*Regina A. Tobin.* Ms. Tobin is President of the Company, having been appointed to this position in January 2023. Ms. Tobin previously served as the Company's Chief Learning and Culture Officer, a position she held from June 2021 through her appointment to President. Ms. Tobin joined the Company in 1996, during which time she has held the positions of Managing Partner at our first prototype store in Louisville, KY, Market Partner in Southwest Florida, and

Vice President of Training. Before joining Texas Roadhouse, Ms. Tobin was a multi-unit operator with Chi-Chi's. Ms. Tobin has 40 years of restaurant industry experience.

*Christopher C. Colson.* Mr. Colson is Chief Business and Administrative Officer and Corporate Secretary of the Company, having been appointed to Chief Business and Administrative Officer in August 2025 and Corporate Secretary in August 2019. Mr. Colson previously served as the Company's Chief Legal and Administrative Officer, a position he held from January 2023 through his appointment to Chief Business and Administrative Officer, and as General Counsel, a position he held from March 2021 until January 2023. Mr. Colson joined the Company in 2005, during which time he has held the positions of Senior Counsel, Associate General Counsel, and Executive Director of the Global Development Group. Mr. Colson has over 25 years of restaurant industry experience with Texas Roadhouse, Frost Brown Todd (serving as outside counsel to the Company), Yum! Brands Inc., and as assurance staff at KPMG.

*Hernan E. Mujica.* Mr. Mujica is Chief Technology Officer of the Company, having been appointed to this position in January 2023. Mr. Mujica had been previously designated Chief Information Officer, an executive officer position that he held from June 2021 through his appointment to Chief Technology Officer. Mr. Mujica joined the Company in 2012 as Vice President of Information Technology and was subsequently promoted to Chief Information Officer. Prior to joining the Company, Mr. Mujica held senior management positions at The Home Depot and Arthur Andersen. Mr. Mujica has over 30 years of experience in both industry and consulting roles.

*Travis C. Doster.* Mr. Doster is Chief Communications Officer of the Company, having been appointed to this position in November 2023. In this role, he is responsible for leading the Company's communications, marketing, events, public affairs, government relations, and corporate sustainability functions. Mr. Doster joined the Company in 2006, as the Director, then Senior Director, of Communications where he served until his promotion to Vice President of Communications in 2018. Prior to joining the Company, Mr. Doster was a Vice President at FSA Public Relations, where he and his staff provided a number of services, including public relations, crisis management, and issues management, for national clients, including, Jimmy John's Gourmet Sandwich Shops, Qdoba Mexican Grill, and Cameron Mitchell Restaurants. Mr. Doster has over 30 years of media, public relations, and industry experience.

*L. Paul Marshall.* Mr. Marshall is Chief Growth Officer of the Company, having been appointed to this position in August 2025. In this role, he leads the Bubba's 33 concept while also supporting the oversight of the construction, design, real estate, development, and facilities functions across all concepts. Mr. Marshall joined Texas Roadhouse in 1997 as the Managing Partner in Killeen, Texas. He was promoted to Market Partner in 2003 and then subsequently promoted to Vice President of Operations – Bubba's 33 in 2021. Before joining Texas Roadhouse, Mr. Marshall was a multi-unit operator with Landry's Seafood. Mr. Marshall has over 35 years of restaurant industry experience.

*Michael S. Lenihan.* Mr. Lenihan is Chief Financial Officer of the Company, having been appointed to this position in December 2025 upon joining the Company. In this role, Mr. Lenihan is responsible for overseeing the Company's accounting, financial reporting, investor relations, tax, treasury, internal audit, and finance functions, as well as serving as the Company's principal financial officer. Prior to joining the Company, Mr. Lenihan served as the Chief Financial Officer and Chief U.S. Development Officer for CKE Restaurants Holdings, Inc. from September 2023 to October 2025, where he led finance and U.S. development of the Hardee's and Carl's Jr. brands. Prior to joining CKE Restaurants, Mr. Lenihan was with Yum! Brands Inc. from 2003 through 2023 where he served in various positions for Yum! corporate and the Pizza Hut and KFC brands. Mr. Lenihan has nearly 30 years of finance experience.

*Keith V. Humpich.* Mr. Humpich is Chief Accounting and Financial Services Officer of the Company, having been appointed to this position in December 2025. In this role, he supports the Company's accounting, SEC reporting, investor relations, tax, treasury, internal audit, and financial analysis functions, as well as continues to serve as the Company's principal accounting officer. Mr. Humpich joined the Company in February 2005 as the Director, then Senior Director, of Internal Audit, which he served until his promotion to Vice President of Finance in 2021, overseeing the Company's financial reporting, tax, treasury, internal audit, and financial analysis functions. Mr. Humpich was appointed the Company's principal accounting officer in January 2023 and also began overseeing the accounting function at that time. Mr. Humpich previously served as interim Chief Financial Officer of the Company from January 2023 through June 2023, and from June 2025 through December 2025. Prior to joining the Company, he held several different finance and/or audit positions at Lexmark International and Ernst & Young LLP. Mr. Humpich has over 30 years of accounting, audit, and finance experience.

*Sean G. Renfroe.* Mr. Renfroe is General Counsel of the Company, having been appointed to this position in December 2025. In this role, he oversees the legal department including the corporate transactions, franchise, litigation, intellectual property, risk, and liquor license functions. He joined the Company in May 2013 serving as Senior Counsel, then Associate General Counsel – Corporate Transactions, where he served until his promotion to Vice President of Legal and Deputy General Counsel in May 2024. In this role, he oversaw the Company's entire real estate and franchise portfolio from a legal perspective and managed the Company's corporate transactions functions, as well as performed key legal operations, corporate governance, compliance, and securities services for the Company. He has also served as Assistant Secretary to the Board since 2017 where he assists the Corporate Secretary with public company and board matters. Before joining the Company, Mr. Renfroe worked in private practice in both Atlanta, Georgia and Louisville, Kentucky. Mr. Renfroe has almost 20 years of legal experience with nearly 15 years of restaurant industry experience.

## ITEM 1A.  RISK FACTORS

Careful consideration should be given to the risks described below. If any of the risks and uncertainties described in the cautionary factors described below actually occur, our business, financial condition, results of operations, liquidity, and the trading price of our common stock could be materially and adversely affected. Moreover, we operate in a very competitive and rapidly changing environment. New factors emerge from time to time and it is not possible to predict the impact of all these factors on our business, financial condition, results of operations, or liquidity.

### Risks Related to our Growth and Operating Strategy

***Our growth strategy, which primarily depends on our ability to open new restaurants that are profitable, is subject to many factors, some of which are beyond our control.***

We cannot assure you that we will be able to open new restaurants that are profitable in accordance with our expansion plans. We have experienced delays in opening some of our restaurants in the past and may experience delays in the future. These delays impact the timing of new restaurant openings and the related pre-opening expenses. One of our biggest challenges in executing our growth strategy may be locating and securing an adequate supply of suitable new restaurant sites that satisfy our financial targets. Competition for suitable restaurant sites in our target markets may be intense.

Once opened, we anticipate that our new restaurants will generally take several months to reach planned operating levels due to start-up inefficiencies typically associated with new restaurants. We cannot assure you that any restaurant we open will be profitable or obtain operating results similar to those of our existing restaurants. Some of our new restaurants will be located in areas where we have little or no meaningful experience. Those new markets may have smaller trade areas and different competitive conditions, consumer tastes, and discretionary spending patterns than our traditional, existing markets, which may cause our new store locations to be less successful than restaurants in our existing market areas. Restaurants opened in new markets may open at lower average weekly sales volume than restaurants opened in existing markets and may have higher restaurant-level operating expense ratios than in existing markets. Sales at restaurants opened in new markets may take longer to reach average unit volume, if at all, thereby affecting our overall profitability. Our localized marketing strategy may not result in brand awareness and guest engagement. Additionally, the opening of a new restaurant could negatively impact sales at one or more of our existing nearby restaurants, which could adversely affect our results of operations.

Our ability to open new restaurants that are profitable will also depend on numerous other factors, many of which are beyond our control, including, but not limited to, the following:

- our ability to hire, train, develop, and retain qualified operating personnel, especially market partners, managing partners, and/or other restaurant management personnel who can execute our business strategy and maintain our culture and brand standards;

- our ability to negotiate suitable purchase or lease terms to execute our business strategy;

- the availability and cost of construction materials, equipment, and labor, and our ability to control construction and development costs of new restaurants (including increased site, supply chain, and distribution costs);

- changes in federal, state, and/or local tax laws, including the impact of tariffs;

- our ability to secure required governmental approvals and permits in a timely manner, or at all;

- road construction and other factors limiting access to the restaurant;

- delays by our landlord or other developers in constructing other parts of a development adjacent to our premises in a timely manner;

- redevelopment of other parts of a development adjacent to our premises that affect the parking available for our restaurant;

- our ability to secure liquor licenses;

- competitive and economic conditions, consumer tastes, and discretionary spending patterns that are different from and more difficult to predict or satisfy than in our existing markets;

- the cost and availability of capital to fund construction costs and pre-opening expenses; and

- the impact of inclement weather, natural disasters, and other calamities.

***Changes in food and supply costs and/or availability of products could adversely affect our results of operations.***

Our profitability depends in part on changes in food and supply costs and/or the availability of products necessary to operate our business, including increased costs arising from federal and/or state mandated requirements. An increase in food prices or loss of supply, particularly proteins, could adversely affect our operating results. In 2025, we experienced higher than normal commodity inflation, specifically relating to beef, impacting our restaurant margin and we are anticipating these higher inflationary conditions to continue into 2026.

We are susceptible to increases in food costs as a result of factors beyond our control, such as food supply constrictions, inflationary cycles, weather conditions, food safety concerns, global pandemics, product recalls, global market and trade conditions, and government regulations including the imposition of tariffs. We cannot predict whether we will be able to anticipate and react to changing food costs and/or loss of supply by adjusting our purchasing practices, menu prices, or menu offerings, and a failure to do so could adversely affect our operating results. Extreme and/or long term increases in commodity prices could adversely affect our future results, especially if we are unable, primarily due to competitive reasons, to increase menu prices. Additionally, if there is a time lag between the increasing commodity prices and our ability to increase menu prices or if we believe the commodity price increase to be short in duration and we choose not to pass on the cost increases, our short-term results could be negatively affected. Also, if we adjust pricing there is no assurance that we will realize the full benefit of any adjustment due to changes in our guests' menu item selections and guest traffic.

We currently purchase our beef primarily from four beef suppliers coming from the United States or Canada. These suppliers represent a significant portion of the total beef marketplace. If any of these vendors were unable to fulfill their obligations under their contracts, we could encounter supply shortages and/or incur higher costs to secure adequate supplies, either of which would harm our business.

***You should not rely on past changes in our average unit volume or our comparable restaurant sales as an indication of our future results of operations because they may fluctuate significantly.***

You should not rely on past changes in our average unit volume or comparable restaurant sales as an indication of our future results of operations, as these metrics may fluctuate significantly over time. A wide range of factors, both within and beyond our control, have historically influenced, and will likely continue to influence, average unit volume and comparable restaurant sales. These factors include, among others, the level of consumer awareness and perception of our restaurant concepts with respect to quality, price, value, and service; the effectiveness of our business strategy; our ability to sustain higher levels of to-go sales and differentiate our concepts within off-premise channels; and the impact of competition both from other restaurants (including fast-casual and quick-service establishments) and alternative food service providers, such as delivery services, meal kits, and grocery stores. Additional factors that can affect our performance include our ability to implement menu price increases without negatively impacting guest traffic or average check size; general economic conditions, adverse weather patterns and natural disasters; seasonal consumer trends; the introduction of new menu items and changes in pricing; a loss of parking or access rights resulting from government

action or private transactions; and negative publicity related to food safety, health concerns, service quality, or the integrity of our suppliers' food processing.

Given the impact of these various factors, our average unit volume and comparable restaurant sales may not increase at the rates seen in prior periods, which could constrain sales growth and impact profitability. Our business is also subject to seasonal fluctuations, as historically, sales in most of our restaurants have seen higher levels during the first half of the year. Variables such as holidays, changes in weather, severe weather events, and similar conditions may drive sales higher or lower in certain operating regions at different times. Therefore, the results of one fiscal quarter should not be viewed as indicative of forthcoming quarters or the year as a whole, and comparable restaurant sales in any future period may decline. Should our operating results fall below the expectations of securities analysts and investors in the future, it could result in a decrease in the market price of our common stock.

### *If we fail to protect the reputation of our brands, our guest traffic, sales, and overall financial performance could be materially adversely affected.*

The strength of our Company depends heavily on the value and reputation of our brands. Our ability to attract and retain guests, employees, and franchise partners; maintain pricing power; and grow domestically and internationally is directly tied to brand perception. Negative publicity or events, whether or not accurate, could significantly damage our reputation and the value of our brands, reduce demand, and impair our operating results.

Reputational harm could arise from a wide range of factors, including concerns about food quality or safety; food-borne illness claims; tampering or contamination incidents; poor health inspection results; supply chain or processing issues involving us or our vendors; facility conditions; guest complaints; alcohol related incidents; litigation; security breaches or technology failures; employee and/or labor relations concerns, including, but not limited to, allegations of harassment, discrimination, retaliation, or other misconduct; alleged violations of laws, regulations, or industry standards; and politically motivated accusations or other negative publicity. The actions of third parties, including our suppliers, franchisees, and our licensees in retail initiatives, also presents reputational risk outside of our direct control. Moreover, the rapid and broad dissemination of information through social media and other digital channels can amplify adverse events, sometimes without regard to accuracy or context, making it more difficult to mitigate or remediate negative impressions quickly or effectively.

Any deterioration in our reputation could reduce guest traffic, adversely affect sales, limit our ability to grow new units or enter new markets, pressure margins through increased promotional activity or other remedial measures, increase costs related to quality assurance and compliance, diminish employee engagement and retention, and expose us to greater regulatory, legal, and operational risks. Collectively or individually, these impacts could materially adversely affect our business, financial condition, results of operations, and cash flows.

### *The development and/or acquisition of additional restaurant concepts may not contribute to our growth.*

The development of additional restaurant concepts, including Bubba's 33 and Jaggers, created internally or acquired as a part of our other strategic initiatives, may not be as successful as our experience in the development of the Texas Roadhouse concept. These concepts may have lower brand awareness and less operating experience than most Texas Roadhouse restaurants. In addition, they may have a higher initial investment cost and/or a lower per person average check amount. Pursuing new concepts may divert capital and management attention from our core operations. These concepts may take longer to ramp up, operate at lower margins, or fail to achieve acceptable returns. As a result, developing or acquiring additional concepts may not contribute to average unit volume growth or profitability and could negatively affect our results. We can provide no assurance that these units will be accepted in the markets targeted for expansion and/or that we or our franchisees will be able to achieve our targeted returns when opening new locations. In the future, we may determine not to move forward with any further expansion and/or acquisition of additional restaurant concepts. These decisions could limit or delay our overall long-term growth.

### *Acquisition of existing restaurants from our domestic franchisees and other strategic initiatives may have unanticipated consequences that could harm our business and our financial condition.*

We plan to continue to opportunistically acquire existing restaurants from our domestic franchisees over time. Additionally, from time to time, we evaluate potential mergers, acquisitions, joint ventures, or other strategic initiatives (including retail initiatives utilizing our intellectual property or other brand extensions) to acquire or develop additional business channels or concepts, and/or change the business strategy regarding an existing concept. To successfully

execute any acquisition or development strategy, we will need to identify suitable acquisition or development candidates, negotiate acceptable acquisition or development terms, and possibly obtain appropriate financing.

Any acquisition or future development that we pursue, including the on-going development of new concepts or retail initiatives utilizing our intellectual property, whether or not successfully completed, may involve risks, including material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition or development as the restaurants are integrated into our operations; risks associated with entering into new domestic markets or conducting operations where we have no or limited prior experience; risks associated with successfully integrating new employees, processes, and systems while also maintaining our culture and brand standards; risks inherent in accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, and our ability to achieve projected economic and operating synergies, without impacting our underlying business; and the diversion of management's attention from other business concerns.

Future acquisitions of existing restaurants from our franchisees or other strategic partners, which may be accomplished through a cash purchase transaction, the issuance of shares of common stock, or a combination of both, could have a dilutive impact on holders of our common stock and result in the incurrence of debt and contingent liabilities and impairment charges related to goodwill and other tangible and intangible assets, any of which could harm our business and financial condition. Additionally, following a franchise acquisition, we may be required to incur substantial capital improvement costs to meet company standards, which could impact our return on such acquisition.

We may evaluate other means to leverage our competitive strengths, including the expansion of our products across other strategic initiatives or business opportunities (including retail initiatives utilizing our intellectual property). The expansion of our products may damage our reputation if products bearing our brands are not of the same quality or value that guests associate with our concepts or if our partners are accused of any actual or alleged misconduct. In addition, we may experience dilution of the goodwill associated with our concepts as they become more common and increasingly accessible.

***Approximately 21% of our company restaurants are located in Texas and Florida and, as a result, we are sensitive to economic and other trends and developments in those states.***

As of December 30, 2025, we operated a total of 101 company restaurants in Texas and 50 company restaurants in Florida. As a result, we are particularly susceptible to adverse trends and economic conditions in those states, including state-mandated changes in minimum and tipped wage rates and other laws and regulations that have a direct or indirect impact on our operations as well as economic pressures that may result in lower sales and profits at our restaurants. In addition, given our geographic concentration in these states, negative publicity regarding any of our restaurants in either Texas or Florida could have a material adverse effect on our business and operations, as could other occurrences in either Texas or Florida such as health epidemics or pandemics, local strikes, energy shortages or extreme fluctuations in energy prices, droughts, earthquakes, hurricanes, tornados, fires, or other natural disasters.

***Our expansion into international markets presents increased economic, political, regulatory, and other risks.***

The entrance into and operations in international markets may not be as successful as our experience in the development of our concepts domestically or any success we have had with our concepts in other international markets. Operating in international markets may require significant resources and management attention and will subject us to economic, political, and regulatory risks that are different from and incremental to those in the United States. In addition to the risks that we face in the United States, our international operations involve risks that could adversely affect our business, including the need to adapt our concepts for specific cultural, language, and consumer preferences; new and different sources of competition; the ability to identify appropriate business partners; difficulties and costs associated with staffing and managing foreign operations; difficulties in adapting and sourcing product specifications for international restaurant locations; fluctuations in currency exchange rates, which could impact royalties, revenue, and expenses of our international operations, and expose us to foreign currency exchange rate risk; and political or social unrest, economic instability, and the destabilization of a region, including the effects of actual or threatened terrorist attacks.

We are also subject to governmental regulations throughout the world which includes complying with local laws, regulations, and customs in foreign jurisdictions; regulatory requirements or tariffs on goods needed to construct and/or operate our restaurants; compliance with U.S. laws such as the Foreign Corrupt Practices Act, and similar laws in foreign jurisdictions; differences in the registration and/or enforceability of intellectual property and contract rights; adverse tax consequences, profit repatriation, and other restrictions on the transfer of funds; and different and more stringent user protection, data protection, privacy, and other laws. Our failure to manage any of these risks successfully could harm our existing or future international operations and our overall business and results of our operations.

We are also subject to governmental regulations throughout the world impacting the way we do business with our international franchisees. These include antitrust and tax requirements, anti-boycott regulations, import/export controls and customs requirements, the potential imposition of tariffs and or other trade barriers or restrictions, other international trade regulations, the USA Patriot Act, and the Foreign Corrupt Practices Act. Failure to comply with any such legal requirements could subject us to monetary liabilities and other sanctions, which could adversely impact our business and financial performance.

***Our franchisees could take actions that could harm our business.***

Both our domestic and international franchisees are contractually obligated to operate their restaurants in accordance with our applicable restaurant operating standards. We also provide training and support to franchisees. However, most franchisees are independent third parties that we do not control, and these franchisees own, operate, and oversee the daily operations of their restaurants. As a result, the ultimate success and quality of any franchise restaurant rests with the franchisee. If franchisees or their employees do not successfully operate restaurants or act in a manner consistent with our standards, our image and reputation could be harmed, which in turn could adversely affect our business and operating results.

***Decreased cash flow from operations, or an inability to access credit, could negatively affect our business initiatives or may result in our inability to execute our revenue, expense, and capital allocation strategies.***

Our ability to fund our operating plans and to implement our capital allocation strategies depends on sufficient cash flow from operations and/or other financing, including the use of funding under our credit facility. We also may seek access to the debt and/or equity capital markets. There can be no assurance, however, that these sources of financing will be available on terms favorable to us, or at all. Our capital allocation strategies include, but are not limited to, new restaurant development, refurbishment or relocation of existing restaurants, franchise acquisitions, payment of dividends, and repurchases of our common stock. If we experience decreased cash flow from operations, our ability to fund our operations and planned initiatives, and to take advantage of growth opportunities, may be delayed or negatively affected. In addition, these disruptions or a negative effect on our revenue could affect our ability to borrow or comply with our covenants under our credit facility. If we are unable to raise additional capital, our growth could be impeded.

***Our existing credit facility limits our ability to incur additional debt.***

The lenders' obligation to extend credit under our credit facility depends on our maintaining certain financial covenants. If we are unable to maintain these covenants, we would be unable to obtain additional financing under this credit facility. The credit facility permits us to incur additional secured or unsecured indebtedness outside the credit facility, except for the incurrence of secured indebtedness that in the aggregate is equal to or greater than $125.0 million

and 20% of our consolidated tangible net worth or circumstances where the incurrence of secured or unsecured indebtedness would prevent us from complying with our financial covenants. If we are unable to borrow additional capital or have insufficient liquidity to either repay or refinance the outstanding balance at the expiration of our credit facility, or upon violation of the covenants, our growth could be impeded and our financial performance could be significantly adversely affected.

***We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases, as well as risks related to renewal.***

The majority of our company restaurants are located on leased premises. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. In connection with the relocation, other operational changes or closure of any restaurant, we may nonetheless be committed to perform on our obligations under the applicable lease including, among other things, paying the base rent and real estate taxes for the balance of the lease term. We also are subject to landlord actions that could negatively impact our business or operations.

In addition, as each of our leases expires, there can be no assurance we will be able to renew our expiring leases after the expiration of all remaining renewal options, either on commercially acceptable terms or at all. As a result, at the end of the lease term and expiration of all renewal periods, we may be unable to renew the lease without substantial additional cost, if at all. As a result, we may be required to relocate or close a restaurant, which could subject us to construction and other costs and risks and may have an adverse effect on our results of operations.

***Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.***

We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, including our trade names and logos, and proprietary rights relating to certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. Therefore, we devote appropriate resources to the protection of our trademarks and proprietary rights. However, the protective actions that we take may not be enough to prevent unauthorized usage or imitation by others, which could harm our image, brand, or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees.

Our brand value also depends on protection of trade secrets (including recipes, supplier relationships, and operational know-how), copyrights (including app, website, and marketing content), domain names, software, and, where applicable, rights of publicity. Protecting these assets can be difficult, particularly in jurisdictions with limited enforcement. Use of open-source software, third-party content, and artificial intelligence ("AI") in our technology and marketing may impose license obligations or usage restrictions and may increase the risk of third-party IP claims or content moderation obligations. Our inability to register or protect our marks and other proprietary rights in foreign jurisdictions could adversely affect our competitive position in international markets.

We cannot assure you that third parties will not claim that our trademarks, menu offerings, content, or software infringe upon their proprietary rights. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause delays in introducing new menu items in the future or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations, financial condition, or liquidity.

***We may be required to record impairment charges in the future.***

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to company restaurant operations, as well as our overall performance in connection with our impairment analysis for long-lived assets. When impairment triggers are deemed to exist for any company restaurant, the estimated undiscounted future cash flows for the restaurant are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge would be recorded equal to the difference between the carrying value and the estimated fair value.

We review the value of our goodwill on an annual basis and also when events or changes in circumstances indicate that the carrying value of goodwill may exceed its fair value. Estimates of fair value are based upon the best information available as of the date of the assessment and incorporate management assumptions about expected future cash flows and contemplate other valuation measurements and techniques.

The estimates of fair value used in these analyses require the use of judgment regarding certain assumptions and estimates of future operating results. If actual results differ from our estimates or assumptions, impairment charges may be required in the future. If impairment charges are significant, our results of operations could be adversely affected.

## Risks Related to Consumer Discretionary Spending and Macroeconomic Conditions

### *Changes in consumer preferences and discretionary spending could adversely affect our business.*

Our success depends, in part, upon the popularity of our food products. Shifts in consumer preferences or social concerns regarding our restaurants, food sourcing, or beef offerings could reduce demand. Medical conditions or treatments that restrict consumption of certain foods may cause consumers to avoid or consume less of our products and current and new medical treatments such as GLP-1 agonists may shift consumer preferences.

Our success also depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions, including high inflationary periods, and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns, pandemics, or other periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our business, results of operations, financial condition, or liquidity.

### *Our objective to increase sales and profits at existing restaurants could be adversely affected by macroeconomic conditions.*

Factors that could adversely affect the demand for our products in future periods include recessionary economic cycles; higher interest rates; higher fuel and other energy costs; sustained labor inflation; increases in commodity prices; higher levels of unemployment; higher consumer debt levels; consumer confidence; consumer purchasing and savings habits; home values; credit conditions; stock market performance; higher tax rates and other changes in tax laws; imposition of tariffs; financial market volatility; political or military conflicts; social unrest; government spending; a low or stagnant pace of economic recovery and growth; or other economic factors that may affect consumer spending or buying habits. In addition, there is no assurance that any governmental plans to stimulate the economy will foster growth in consumer spending or buying habits. As in the past, we could experience reduced guest traffic or we may be unable or unwilling to increase the prices we charge for our products to offset higher costs or fewer transactions, either of which could reduce our sales and profit margins. Also, landlords or other tenants in the shopping centers in which some of our restaurants are located may experience difficulty as a result of macroeconomic trends or cease to operate, which could in turn negatively affect guest traffic at our restaurants. All of these factors could have a material adverse impact on our business, results of operations, financial condition, or liquidity.

## Risks Related to Government Regulation and Litigation

### *We may not be able to obtain and maintain licenses and permits necessary to operate our restaurants and compliance with governmental laws and regulations could adversely affect our operating results.*

The restaurant industry is subject to various federal, state, and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time, sometimes without notice to us. The failure to obtain and maintain these licenses, permits, and approvals, including liquor licenses, could adversely affect our operating results. Difficulties or failure to obtain the required licenses and approvals could delay or result in our decision to cancel the opening of new restaurants. Local authorities may revoke, suspend, or deny renewal of our liquor licenses if they determine that our conduct violates applicable regulations.

In addition to having to comply with these licensing requirements, various federal and state labor laws govern our relationship with our employees and affect operating costs. For example, federal and state wage and hour laws and regulations govern such matters as minimum wage and overtime, meal and rest breaks, proper exempt classification, child labor, pay for all hours worked (including overtime), and proper handling of tips. A significant number of our hourly restaurant personnel receive tips as part of their compensation and are paid at or above a minimum wage after giving effect to applicable tips. Other federal and state labor laws and regulations govern such matters as health benefits, unemployment taxes, workers' compensation, work authorization and eligibility requirements, working conditions and

safety standards, equal employment opportunities, anti-discrimination and harassment, and other similar legal requirements. A number of factors could adversely affect our operating results, including:

- additional government-imposed increases in minimum and/or tipped wages, hourly and overtime pay, paid leaves of absence, sick leave, and mandated health benefits;

- increased tax reporting and tax payment requirements for employees who receive tips;

- any failure of our employees to comply with laws and regulations governing work authorization and eligibility requirements and/or any immigration enforcement efforts resulting in disruption of our work force and potential adverse publicity;

- a reduction in the number of states that allow gratuities to be credited toward minimum wage requirements, or a federal mandate prohibiting such credits; and

- increased government enforcement and/or litigation relating to federal and state labor laws, regulations, and requirements.

As places of public accommodation, our restaurants are required to comply with the applicable requirements of the Americans with Disabilities Act ("ADA") and related state accessibility statutes. Under the ADA and related state laws, we must provide equal access to our goods and services to disabled guests, which means complying with the applicable ADA Standards for Accessible Design when constructing or undertaking remodeling of our restaurants. Although our restaurants are designed to be accessible to disabled guests, we could be required to make unexpected modifications to provide service or equal access to, or make reasonable accommodations for, disabled guests.

### *We are subject to increasing legal complexity and could be party to litigation that could adversely affect us.*

Increasing legal complexity will continue to affect our operations and results. We could be subject to legal proceedings and enforcement actions that may adversely affect our business, including class actions; administrative proceedings; government investigations; personal injury claims; claims alleging violations of federal and state laws regarding consumer, workplace, and employment matters (including, but no limited to, wage and hour claims and discrimination, harassment, and/or retaliation claims); immigration matters; landlord/tenant disputes; disputes with current and former suppliers; claims by current and former franchisees; data privacy claims; and intellectual property claims (including claims that we infringed upon another party's trademarks, copyrights, or patents). Additionally, we are subject to Securities and Exchange Commission ("SEC") and NASDAQ reporting and disclosure requirements. Inconsistent standards imposed by state and federal governmental authorities can adversely affect our business and increase our cost of compliance and exposure to litigation which could result in significant judgments, including punitive and liquidated damages, and injunctive relief.

Occasionally, our guests file complaints or lawsuits against us alleging that we are responsible for an illness or injury they suffered as a result of a visit to our restaurants, or that we have problems with food quality or operations. As a Company, we take responsible alcohol service seriously. However, we are subject to "dram shop" statutes. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that served alcoholic beverages to the intoxicated person. Some litigation against restaurant chains has resulted in significant judgments, including punitive damages, under dram shop statutes. Because a plaintiff may seek punitive damages, which may not be covered by insurance, this type of action could have an adverse impact on our financial condition and results of operations.

Litigation involving our relationship with franchisees and the legal distinction between our franchisees and us for employment law purposes, if determined adversely, could increase costs, negatively impact the business prospects of our franchisees, and subject us to incremental liability for their actions.

Our operating results could also be affected by the following:

- the relative level of our defense costs and nature and procedural status of pending proceedings;

- the cost and other effects of settlements, judgments, or consent decrees, which may require us to make disclosures or to take other actions that may affect perceptions of our brands and products;

- adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices; and

- the scope and terms of insurance or indemnification protections that we may have (if any).

Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time, attention, and money away from our operations and hurt our performance. A judgment significantly in excess of any applicable insurance coverage could have a significant adverse effect on our financial condition or results of operations. Further, adverse publicity resulting from these claims may hurt our business.

***Our current insurance may not provide adequate levels of coverage against claims.***

We self-insure a significant portion of expected losses related to employee health, workers' compensation, general liability, employment practices liability, cybersecurity, and property insurance programs. This includes our wholly-owned captive insurance company which covers certain lines of coverage. We use third-party insurance with varying retention levels to limit our exposure to significant losses. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such damages could have a material adverse effect on our business, results of operations, and/or liquidity.

Unanticipated changes in our claims experience and/or the actuarial assumptions and management estimates underlying our reserves for these losses could result in significant increases in expense under these programs, which could have a material adverse effect on our financial condition, results of operations, and liquidity. Additionally, if our insurance costs increase, there can be no assurance we will be able to successfully offset the effect of such increases and our results of operations may be adversely affected.

***Changes in tax laws and unanticipated tax liabilities could adversely affect our financial results.***

We are primarily subject to federal, state, and local income and other taxes in the United States. Our effective income tax rate and other taxes in the future could be affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities; changes in tax laws or other legislative changes; and the outcome of income tax audits. Any significant increases in income tax rates, changes in and/or interpretations of income tax laws, or unfavorable resolution of tax matters could have a material adverse impact on our results of operations, financial condition, or liquidity.

***Corporate responsibility matters could adversely affect our brand, business, results of operations, and financial condition.***

Entities across all industries are facing increased attention related to environmental, social, and/or governance ("ESG") matters including packaging and waste; animal health and welfare; human rights; reproductive rights; diversity and inclusion efforts; climate change; greenhouse gases; and land, energy, and water use. In addition, we have faced enhanced pressure to not only provide expanded disclosures around ESG matters and establish goals or targets with respect to ESG matters but also pressure to scale back our programs and/or initiatives relating to the same.

Evolving consumer and investor interest and preferences as well as governmental regulation and scrutiny may result in additional disclosure, due diligence, reporting, and specific target-setting with regard to our business and supply chain that could result in additional costs to comply with such demands. However, our ESG related programs and initiatives and disclosures relating to the same may also result in brand and/or reputational risks and demands. Failure to balance these competing demands could result in consumer or investor scrutiny and/or litigation and could have an adverse effect on our business. Additionally, establishing targets or making other public commitments due to these demands, without a full or complete understanding of the cost or operational impact of changes in our supply chain or operating model, could also adversely affect our business and financial condition.

In addition, some individuals, shareholder activists, government officials, and regulators have expressed opposing views and actions with respect to ESG matters which includes the proposal or enactment of "Anti-ESG" policies and initiatives. Strong opinions continue to be publicly expressed both for and against diversity and inclusion and ESG initiatives and positions taken by many corporations, including our Company, are tracked, monitored, and subject to heightened scrutiny from consumers, investors, advocacy groups, and public figures, potentially leading to consumer boycotts, negative publicity campaigns, litigation, and reputational harm. Negative reputational incidents or perceptions

about the Company could adversely impact our business and results of operations by reducing sales, damaging business relationships, and negatively impacting employee retention and recruiting efforts.

## Risks Related to Human Capital

### *Failure to retain the services of our key management personnel, to successfully execute succession planning, or attract additional qualified personnel could harm our business.*

Our future success depends on the continued services and performance of our key management personnel and our ability to develop future successors of such personnel as a part of our succession planning. Our future performance will depend on our ability to motivate and retain these and other key officers, employees, and managers, particularly regional market partners, market partners, and managing partners. Competition for these employees is intense. The unplanned loss of the services of members of our senior management team or other key officers or managers or the inability to attract additional qualified personnel as needed could significantly harm our business. In addition, our business could suffer from any actual or alleged misconduct of any of our key personnel.

### *Our business could be adversely affected by increased labor costs or labor shortages.*

Labor is a primary component in the cost of operating our business. We devote significant resources to attracting, retaining, engaging, recognizing, training, and developing our restaurant managers and hourly employees. Increased labor costs due to competition, increased minimum and tipped wages, changes in hourly and overtime pay, state unemployment rates, sick pay or other employee benefits costs (including workers' compensation and health insurance), company staffing initiatives, changes in government immigration enforcement efforts, or otherwise any regulatory changes resulting from any of the foregoing would adversely impact our operating expenses. In addition, failure to adequately monitor and proactively respond to employee dissatisfaction could lead to poor guest satisfaction, higher turnover, litigation, and possible unionization efforts, which could negatively impact our results of operations.

Increased competition for qualified employees caused by a shortage in the labor pool exerts upward pressure on wages paid to attract and retain such personnel, resulting in higher labor costs, together with greater recruitment and training and development expenses. We could suffer from significant indirect costs, including restaurant disruptions due to management or hourly labor turnover and potential delays in new restaurant openings. A shortage in the labor pool could also cause our restaurants to be required to operate with reduced staff which could negatively impact our ability to provide adequate service levels to our guests resulting in adverse guest reactions and a possible reduction in guest traffic counts.

We have many restaurants located in states or municipalities where the minimum and/or tipped wage is greater than the federal minimum and/or tipped wage. We anticipate that additional legislation increasing minimum and/or tipped wage standards will be enacted in future periods either federally or in state and local jurisdictions. In addition, regulatory actions which result in changes to healthcare eligibility, design, and cost structure could occur. Any increases in minimum and/or tipped wages or increases in employee benefits costs could result in sustained higher labor costs.

Our operating margin will be adversely affected to the extent that we are unable or are unwilling to offset any increase in these labor costs through higher prices on our products. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards which could result in higher costs for goods and services supplied to us.

Our success depends on our ability to attract, retain, engage, recognize, train, and develop qualified employees to keep pace with our growth strategy. If we are unable to do so, our results of operations may also be adversely affected.

## Risks Related to Technology, Cybersecurity, and Privacy

### *We rely heavily on information technology, and any material failure, weakness, cybersecurity breach, or other interruption could prevent us from effectively operating our business.*

We rely heavily on information systems in all aspects of our operations, including point-of-sale systems, digital apps, financial systems, marketing programs, e-commerce, and various other processes and transactions. This reliance has significantly increased in recent years as we have had to depend to a greater extent on systems such as online ordering, contactless payments, and online waitlists as our guests are increasingly using our website and digital applications to place and pay for their orders. Our point-of-sale processing in our restaurants includes collection of cash, credit cards, debit cards, gift cards, and other processes and procedures. Our ability to efficiently and effectively manage

our business depends significantly on the reliability, security, and capacity of these systems. As our business needs continue to evolve, these systems will require upgrading and maintenance over time, consequently requiring significant future commitments of resources and capital. As we become increasingly reliant on digital ordering and payment as a sales channel, our business could be negatively impacted if we are unable to successfully implement, execute, or maintain our consumer-facing digital initiatives. In addition, we rely on third-party cloud, hosting, content delivery, and telecommunications providers, and disruptions, outages, or degradations at these providers could impair our digital ordering and point-of-sale systems. The increased use of remote work has also increased the susceptibility of our infrastructure to disruption.

The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, or a material breach in the security of these systems could result in delays or errors to guest service and reduce efficiency in our operations. In addition, as we implement new technology platforms and AI programs to improve productivity, there can be no guarantees that these platforms will operate as reliably or be as operationally impactful as intended and such platforms may increase our operational, privacy, cybersecurity, and intellectual property risks, including errors, bias, data leakage, and claims related to training data and generated outputs, and may increase expenses. We may also be dependent on third-party AI models and vendors, whose availability, reliability, performance, or terms of use may change.

We have disaster recovery procedures and business continuity plans in place to address physical and technological crises, including tornadoes and other natural disasters, and back-up off-site locations for recovery of electronic and other forms of data information. However, if we are unable to fully implement our disaster recovery and business continuity plans, we may experience delays in recovery of data, inability to perform vital corporate functions, tardiness in required reporting and compliance, failures to adequately support field operations, and other breakdowns in normal communication and operating procedures that could have a material adverse effect on our financial condition, results of operations, and exposure to administrative and other legal claims. Certain scenarios, such as extended cloud disruptions, domain name system failures, payment processor outages, or a critical vendor's insolvency, may fall outside the assumption of our plans. Cyberinsurance may be unavailable, insufficient, or subject to significant retentions, sublimits, or exclusions and may not cover all costs or lost profits.

Our systems and those of our vendors may be vulnerable to a variety of threats and the rapid evolution and increased adoption of AI technologies may intensify our cybersecurity risks. These risks can include unauthorized access, theft, use, destruction, or other compromises of our systems and can occur through a variety of methods, including attacks using malware, ransomware, denial of service attacks, or phishing incidents. While we have not identified a cybersecurity incident that has had a material impact on our operations to date, there can be no assurances that such incidents will not occur in the future. Any such attack or disruption could cause an interruption of normal business operations, damage to our reputation, and a loss in guest confidence. We are also subject to evolving disclosure and governance requirements related to cybersecurity, and failure to timely assess and disclose material cybersecurity incidents or to maintain effective processes could result in regulatory scrutiny, litigation, and reputational harm.

We could be subject to litigation and government enforcement actions as a result of any such failure. Any such event could cause us to incur significant unplanned expenses in excess of our insurance coverage, which could have a material impact on our financial condition and results of operations. Additionally, our ability to expand and update our information technology infrastructure in response to our growing and changing needs could be inhibited in the event of a cybersecurity incident. This could lead to a delayed implementation of new service offerings, disruptions to guest experiences including via our website and applications, and the diversion of resources that would otherwise be invested in expanding our business and operations.

***We outsource certain business processes to third-party vendors that subject us to risks, including disruptions in business and increased costs.***

Some business processes are currently outsourced to third parties, including such processes as information technology; credit, debit, and gift card authorization and processing; insurance claims processing; unemployment claims processing; property, sales, and payroll tax filings; vendor payment processing; and other accounting processes. We continually evaluate our other business processes to determine if additional outsourcing is an appropriate option to accomplish our goals. These third-party vendors may be subject to cybersecurity risks and any interruptions or malfunctions in their operations may cause interruptions of our normal business operations for which we may have limited or no control.

We make a diligent effort to validate that all providers of outsourced services maintain customary internal controls, such as redundant processing facilities and adequate security frameworks to guard against breaches or data loss; however, there are no guarantees that failures will not occur. Failure of third parties to provide adequate services or internal controls over their processes could have an adverse effect on our results of operations, financial condition, or ability to accomplish our financial and management reporting.

***We may incur increased costs to comply with privacy, data protection, and AI laws and, if we fail to comply or our systems are compromised by a security breach, we could be subject to government enforcement actions, private litigation, and adverse publicity.***

New, modified, and existing privacy, data protection, and AI laws and regulations at the local, state, federal, and international levels may result in significant costs and compliance challenges and adversely affect our business and financial condition. An expanding patchwork of privacy and AI laws and targeted statutes imposes differing obligations related to notice, consumer rights and appeals, data minimization, sensitive data restrictions, targeted advertising, and certain profiling, and such requirements continue to evolve. These obligations vary materially by jurisdiction and may increase compliance complexity and costs, potentially impede the development and offering of new products or services, and adversely impact the guest experience. These privacy laws and regulations may be interpreted by regulatory authorities in new and differing manners, including the issuing of rulings that invalidate prior laws or regulations or increase penalties, and such interpretations may be inconsistent among jurisdictions. We may incur increased costs to comply with increasingly demanding privacy laws and regulations and such compliance may impede the development and offering of new products or services and may adversely impact the guest experience. We could also be subject to government enforcement actions, private litigation, and adverse publicity including reputational damage and loss of guest confidence.

We receive and maintain certain personal, financial, or other information about our guests, vendors, and employees. In 2025, approximately 89% of our transactions were by credit or debit cards. In addition, certain of our vendors receive and/or maintain certain personal, financial, and other information about our employees and guests on our behalf. The use and handling, including security, of this information is regulated by privacy and data protection laws and regulations in various jurisdictions, as well as by certain third-party contracts, frameworks, and industry standards, such as card network rules and the Payment Card Industry Data Security Standard. Hardware, software, or other applications we develop and procure from third parties or vendor's third-party applications could be subject to vulnerabilities or cybersecurity incidents or may contain unknown defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems and facilities through fraud, trickery, or other forms of deceiving our employees or vendors.

In addition, if our security and information systems are compromised as a result of data corruption or loss, cybersecurity incident, or a network security incident, or if our employees or vendors (or other persons or entities with which we do business with) fail to comply with such laws and regulations or fail to meet industry standards and this information is obtained by unauthorized persons or used inappropriately, it could result in liabilities and penalties and could damage our reputation, cause interruption of normal business performance, cause us to incur substantial costs, and result in a loss of guest confidence, which could adversely affect our results of operations and financial condition.

### Risks Related to the Restaurant Industry

***Our success depends on our ability to compete with many food service businesses.***

The restaurant industry is intensely competitive. We compete with many well-established food service companies on the basis of taste, quality, and price of products offered, guest service, atmosphere, location, take-out and delivery options, and overall guest experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant chains. We also face competition from meal kit delivery services as well as the supermarket industry. In addition, improving product offerings of fast-casual and quick-service restaurants, together with negative economic conditions could cause consumers to choose less expensive alternatives. As our competitors expand their operations, we expect competition to intensify. We also compete with other restaurant chains and other retail establishments for quality site locations and employees. Our competitors may generate or more effectively implement business strategies that improve the value and the relevance of their brands and reputation, relative to ours. This includes our competitors' ability to adapt and respond to new technological developments, including AI, to develop new customer insights that allows them to better respond to changing guest expectations.

***The food service industry is affected by litigation and publicity concerning food quality, health, and other issues, which could cause guests to avoid our restaurants and could result in significant liabilities or litigation costs.***

Food service businesses can be adversely affected by litigation and complaints from guests, consumer groups, or government authorities resulting from food quality, illness, injury, or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging guests from eating at our restaurants. We could also incur significant liabilities if a lawsuit or claim results in a decision against us or litigation costs regardless of the result.

***Health, social, and environmental concerns relating to the consumption or sourcing of beef or other food products could affect consumer preferences and could negatively impact our results of operations.***

Like other restaurant chains, consumer preferences could be affected by concerns about the consumption or sourcing of beef, the key ingredient in many of our menu items, or negative publicity concerning food quality and food safety, including food-borne illnesses. In addition, consumer preferences may be impacted by current and future menu-labeling requirements or social and environmental concerns about the sourcing of food products throughout our supply chain. Future regulatory action may occur which could result in further changes in the nutritional and environmental disclosure requirements. We cannot make any assurances regarding our ability to effectively respond to changes in consumer perceptions and to adapt our menu offerings to prevailing trends. The imposition of menu-labeling and food sourcing laws or regulations could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general. The labeling and sourcing requirements and any negative publicity concerning any of the food products we serve may adversely affect demand for our food and could result in a decrease in guest traffic to our restaurants. If we react to labeling or sourcing requirements or negative publicity by changing our concepts or our menu offerings or their ingredients, we may lose guests who do not prefer the new concept or products, and we may not be able to attract sufficient new guests to produce the revenue needed to make our restaurants profitable. In addition, we may have different or additional competitors for our intended guests as a result of a change in our concept and may not be able to compete successfully against those competitors. A decrease in guest traffic to our restaurants as a result of these health, social, and environmental concerns or negative publicity or as a result of a change in our menu or concept could significantly harm our business.

***Food safety and sanitation, food-borne illness, and health concerns may have an adverse effect on our business by reducing demand and increasing costs.***

Food safety and sanitation is a top priority, and we dedicate substantial resources to help our guests enjoy safe, quality food products. However, food-borne illnesses and food safety issues occur in the food industry from time to time. Any report or publicity, whether true or not, linking us to instances of food-borne illness or other food or beverage safety issues, including food tampering or contamination, could adversely affect our concepts and reputation as well as results of operations. In addition, instances of food-borne illness, food tampering, or food contamination occurring solely at restaurants of our competitors could result in negative publicity about the food service industry generally and adversely impact our revenue and profits. Increased public and regulatory scrutiny of substances associated with food and food packages could also lead to supplier disruptions, product reformulations, recalls, litigation, reputational harm, or new regulatory requirements that increase our costs.

Furthermore, because we rely on third-party suppliers and distributors, incidents can arise from factors outside our control and affect multiple locations. Despite our controls, products may be mishandled in transit or otherwise compromised. If guests become ill, we may need to close restaurants temporarily and participate in recalls, each of which could disrupt operations and increase costs.

In addition, outbreaks of contagious diseases, including food-borne or transmissible viruses, may affect the availability and cost of certain ingredients and reduce guest demand, adversely impacting our business.

***Our business could be adversely affected by our inability to respond to or effectively manage social media.***

As part of our marketing strategy, we utilize social media platforms to promote our concepts and attract and retain guests. Our strategy may not be successful, resulting in expenses incurred without improvement in guest traffic or brand relevance. In addition, a variety of risks are associated with the use of social media, including improper disclosure of proprietary information, negative comments about us, exposure of personally identifiable information, fraud, violations of Company policy, or dissemination of false information. The inappropriate use of social media platforms by our guests

or employees could increase our costs, lead to litigation, or result in negative publicity that could damage our reputation and adversely affect our results of operations.

Given the marked increase in the use of social media platforms, individuals have access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate, as is its impact. Many social media platforms immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information concerning our Company may be posted on such platforms at any time. This includes posts by social media influencers that have a significant number of followers and reach on the variety of social media platforms. Additionally, social media has increasingly been utilized to target specific companies or brands as a result of a variety of actions or inactions, or perceived actions or inactions, that are disfavored by interest groups and such campaigns, boycotts, and other brand-damaging behaviors can rapidly accelerate and impact consumer behavior. If we are unable to quickly and effectively respond to such reports, we may suffer declines in guest traffic. The impact may be immediate without affording us an opportunity for redress or correction. These factors could have a material adverse impact on our business.

### Risks Related to Stock Ownership and Our Corporate Structure

***Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.***

Our certificate of incorporation and by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board. These provisions include, among other things, advance notice for raising business or making nominations at meetings and "blank check" preferred stock. Blank check preferred stock enables our Board, without approval of the shareholders, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting, or other rights, including the right to issue convertible securities with no limitations on conversion, as our Board may determine. The issuance of blank check preferred stock may adversely affect the voting and other rights of the holders of our common stock as our Board may designate and issue preferred stock with terms that are senior to our common stock. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. These provisions also may delay, prevent, or deter a merger, acquisition, tender offer, proxy contest, or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their common stock. If we issue preferred shares in the future that have a preference over our common stock with respect to dividends or upon liquidation, dissolution or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our common stock, the rights of our common stockholders or the market price of our common stock may be adversely affected.

The Delaware General Corporation Law prohibits us from engaging in "business combinations" with "interested shareholders" (with some exceptions) unless such transaction is approved in a prescribed manner. The existence of this provision could have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for our common stock.

***There can be no assurance that we will continue to pay dividends on our common stock or repurchase our common stock up to the maximum amounts permitted under our previously announced repurchase program.***

Payment of cash dividends on our common stock or repurchases of our common stock are subject to compliance with applicable laws and depends on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, business prospects, macro-economic conditions, and other factors that our Board may deem relevant. There can be no assurance that we will continue to pay dividends or repurchase our common stock at the same levels we have historically (if at all).

***Our business could be negatively affected as a result of actions of activist shareholders, and such activism could impact the trading value of our common stock.***

We value constructive input from our shareholders and the investment community. Our Board and management team are committed to acting in the best interests of all of our shareholders. There is no assurance that the actions taken by our Board and management in seeking to maintain constructive engagement with our shareholders will be successful.

Responding to actions by activist shareholders can be costly and time-consuming, disrupting our operations, and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plan. The perceived uncertainties as to our future direction also resulting from activist strategies could also affect the market price and volatility of our common stock.

***Failure to achieve and maintain effective internal control over financial reporting may negatively impact our business and our financial results.***

The Company is responsible for establishing and maintaining effective internal control over financial reporting. This includes establishing controls around the adoption of new, or changes in existing, accounting policies and practices. Despite its inherent limitations, effective internal control over financial reporting helps provide reasonable assurance regarding the reliability of financial reporting for external purposes. A significant accounting error, financial reporting failure, or material weakness in internal control over financial reporting could cause results in our consolidated financial statements that do not accurately reflect our financial condition, a loss of investor confidence, and subsequent decline in the market price of our common stock, increase our costs and regulatory scrutiny, and lead to litigation or result in negative publicity that could damage our reputation.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C. CYBERSECURITY

### Risk Management and Strategy

In the course of our operations, the Company receives and maintains sensitive information from our guests, employees, partners, and business operations. To address cybersecurity threats to this information, the Company uses a risk-based approach to create and implement a detailed set of information security policies and procedures based on frameworks established by the National Institute of Standards and Technology. The Company's Head of Information Security manages the Company's cybersecurity efforts and leads the cybersecurity team under the direct oversight of our Chief Technology Officer. These individuals, including all members of the cybersecurity team, have an average of over 17 years of experience involving information technology, including security, auditing, compliance, systems, and programming. Additionally, the Company engages in the use of external cybersecurity experts for training, contingency planning, consultation, and process documentation.

The Company has implemented detective and preventative controls designed to ensure the appropriate level of protection for the confidentiality, integrity, and availability of data stored on or transferred through our information technology resources. The Company has a risk assessment process to identify risks associated with our use of third-party service providers and has implemented specific processes and controls designed to mitigate those identified risks. Both internal and third-party audits are performed routinely to verify that these controls are effective. Additionally, the Company has implemented companywide security awareness training programs designed to provide best practices for protecting our network and systems, and routinely leads exercises for employees to reinforce the risk and proper handling of targeted emails. The Company's Head of Information Security is responsible for developing and implementing these controls and training exercises with support from our information technology department.

The Company's enterprise risk management program has established an internal risk committee to evaluate information governance risks including risks associated with the Company's use of AI. This committee comprises members of management of the Company's information technology, human resources, marketing, accounting, risk, procurement, training, finance, and legal functions, and is focused on performing risk assessments to identify areas of concern and implement appropriate changes to enhance its cybersecurity and privacy policies and procedures. The internal risk committee is informed of the Company's risk prevention and mitigation efforts on a regular basis. The committee is also briefed on detection and remediation of cybersecurity incidents in a timely manner following the detection of any potential events.

The Company has a crisis response team comprising senior members of various corporate functions to oversee the response to various crises including potential crises arising from cybersecurity incidents that may impact the Company and/or its vendor partners. This team conducts regular tabletop exercises to simulate responses to cybersecurity incidents. To the extent there is a cybersecurity incident impacting the Company and/or a vendor partner, the crisis response team's process would be to ensure that our Head of Information Security and Chief Technology Officer are informed immediately and that the potential impact of the incident and remedial measures arising from the incident are communicated to the executive officers of the Company.

There can be no guarantee that our policies and procedures will be effective. Although our risk factors include

further detail about the material cybersecurity risks we face and how a cybersecurity incident may affect our business strategy, results of operations, or financial condition, we believe that risks from prior cybersecurity threats, including as a result of any prior cybersecurity incident, have not materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition to date. We can provide no assurances that there will not be incidents in the future or that they will not materially affect us, including our business strategy, results of operations, or financial condition.

## Governance

The Board has authorized the Finance and Audit Committee to oversee the Company's cyber, data, privacy, and AI risks. As a part of this oversight role, the Finance and Audit Committee receives regular updates from the Company's information governance and crisis/business continuity risk subcommittees (under the overall enterprise risk management program) on cybersecurity threats and privacy risks impacting the Company, which includes benchmarking these risks versus our industry. Our Board members also engage in ad hoc conversations with management on cybersecurity-related news events, receive training specific to cybersecurity risks and threats, and regularly discuss any updates to our cybersecurity risk management and strategy programs.

## ITEM 2.  PROPERTIES

### Properties

Our Support Center is located in Louisville, Kentucky. In 2025, we purchased this facility from Paragon Centre Holdings, LLC, a limited liability company in which we held a minority ownership interest. As of December 30, 2025, we own the entire facility, which includes land of approximately 7.8 acres and multiple buildings that comprise approximately 133,023 square feet of space.

As of December 30, 2025, we owned and operated 714 company restaurants. Of the 714 company restaurants, 158 restaurants were on owned sites and 556 restaurants were on leased sites. These leased sites are classified as either land leases (where we lease the land and construct the building and leasehold improvements) or land and building or in-line space leases (where we lease the land, building, or in-line space and construct leasehold improvements as necessary). The breakdown of these leases is as follows:

| | |
|---|---:|
| Land leases. | 487 |
| Land and building or in-line space leases | 69 |
| Total | 556 |

Additional information concerning our properties and leasing arrangements is included in Note 2 and Note 8 to the Consolidated Financial Statements appearing in Part II, Item 8 of this Annual Report on Form 10-K.

## ITEM 3.  LEGAL PROCEEDINGS

Information regarding legal proceedings is included in Note 13 to the Consolidated Financial Statements appearing in Part II, Item 8 of this Annual Report on Form 10-K.

## ITEM 4.  MINE SAFETY DISCLOSURES

Not applicable.

## ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Global Select Market under the symbol TXRH.

The number of holders of record of our common stock as of February 18, 2026 was 146.

On February 18, 2026, our Board declared a quarterly dividend of $0.75 per share of common stock which will be distributed on March 31, 2026 to shareholders of record at the close of business on March 17, 2026. The declaration and payment of cash dividends on our common stock is at the discretion of our Board, and any decision to declare a dividend will be based on a number of factors including, but not limited to, earnings, financial condition, applicable covenants under our credit facility and other contractual restrictions, or other factors deemed relevant.

### Unregistered Sales of Equity Securities

There were no equity securities sold by the Company during the period covered by this Annual Report on Form 10-K that were not registered under the Securities Act of 1933, as amended.

### Issuer Repurchases of Securities

In 2008, our Board approved our first stock repurchase program. From inception through December 30, 2025, we have paid $913.3 million, excluding excise taxes, through our authorized stock repurchase programs to repurchase 22,827,137 shares of our common stock at an average price per share of $40.01. On February 19, 2025, our Board approved a stock repurchase program under which we may repurchase up to $500.0 million of our common stock. This new stock repurchase program commenced on February 24, 2025, has no expiration date, and replaces the previous stock repurchase program which was approved on March 17, 2022 with respect to the repurchase of up to $300.0 million of common stock. All repurchases to date under our stock repurchase programs have been made through open market transactions. The timing and amount of any repurchases through this program will be determined by management under parameters established by the Board, based on an evaluation of our stock price, market conditions, and other corporate considerations, including complying with Rule 10b5-1 trading arrangements under the Exchange Act, as applicable.

In 2025, we paid $150.0 million, excluding excise taxes, to repurchase 869,007 shares of our common stock. For the fourth quarter ended December 30, 2025, we paid $50.0 million, excluding excise taxes, to repurchase 295,678 shares of our common stock. As of December 30, 2025, $380.0 million remained authorized for stock repurchases.

The following table includes information regarding purchases of our common stock, excluding the impact of excise taxes, made by us during the quarter ended December 30, 2025:

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1 to October 28 ............................. | 82,090 | $ 171.70 | 82,090 | $ 415,901,484 |
| October 29 to November 25 .......................... | 118,126 | $ 166.62 | 118,126 | $ 396,218,970 |
| November 26 to December 30 ........................ | 95,462 | $ 170.18 | 95,462 | $ 379,973,130 |
| Total .............................................. | 295,678 | | 295,678 | |

**Stock Performance Graph**

The following graph sets forth the cumulative total shareholder return experienced by holders of the Company's common stock compared to the cumulative total return of the S&P 500 Index as well as the industry specific S&P Composite 1500 Restaurant Sub-Index for the five year period ended December 30, 2025, the last trading day of our fiscal year. The graph assumes the values of the investment in our common stock and each index was $100 on December 29, 2020 and the reinvestment of all dividends paid during the period of the securities comprising the indices.

*Note: The stock price performance shown on the graph below does not indicate future performance.*

**Comparison of Cumulative Total Return Since December 29, 2020**



|  | 12/29/2020 | 12/28/2021 | 12/27/2022 | 12/26/2023 | 12/31/2024 | 12/30/2025 |
|---|---|---|---|---|---|---|
| Texas Roadhouse, Inc. . . . . . . . . . . . . . . . . . . . . . | $ 100.00 | $ 114.97 | $ 123.49 | $ 164.83 | $ 244.98 | $ 230.83 |
| S&P 500 Index . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 100.00 | $ 130.26 | $ 105.93 | $ 134.27 | $ 167.73 | $ 199.17 |
| S&P Composite 1500 Restaurant Sub-Index . . . . | $ 100.00 | $ 122.18 | $ 112.90 | $ 128.97 | $ 137.98 | $ 136.53 |

**ITEM 6—RESERVED**

**ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The discussion and analysis below of the financial condition and results of operations for Texas Roadhouse, Inc. (the "Company," "we," "our," and/or "us") should be read in conjunction with the consolidated financial statements and the notes to such financial statements (pages F-1 to F-28), "Forward-looking Statements" (page 3), and Risk Factors set forth in Item 1A. Further, the discussion and analysis below generally discusses 2025 items and year-to-year comparisons between 2025 and 2024. Discussions of 2024 items and year-to-year comparisons between 2024 and 2023 are not included in this Annual Report on Form 10-K and can be found in "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025.

**Our Company**

Texas Roadhouse, Inc. is a growing restaurant company operating predominantly in the casual dining segment. Our late founder, W. Kent Taylor, started the business in 1993 with the opening of the first Texas Roadhouse restaurant in Clarksville, Indiana. Since then, we have grown to three concepts with 816 restaurants in 49 states, one U.S. territory, and ten foreign countries. As of December 30, 2025, our 816 restaurants included:

- 714 company restaurants, of which 694 were wholly-owned and 20 were majority-owned. The results of operations of company restaurants are included in our consolidated statements of income. The portion of income attributable to noncontrolling interests in company restaurants that are majority-owned is reflected in the line item net income attributable to noncontrolling interests in our consolidated statements of income. Of the 714 company restaurants, we operated 648 as Texas Roadhouse restaurants, 56 as Bubba's 33 restaurants, and ten as Jaggers restaurants.

- 102 franchise restaurants, of which 14 we have a 5.0% to 10.0% ownership interest. The income derived from our minority interests in these franchise restaurants is reported in the line item equity income from investments in unconsolidated affiliates in our consolidated statements of income. Of the 102 franchise restaurants, 36 were domestic Texas Roadhouse restaurants, five were domestic Jaggers restaurants, 60 were international Texas Roadhouse restaurants, including two restaurants in a U.S. territory, and one was an international Jaggers restaurant.

We have contractual arrangements that grant us the right to acquire at pre-determined formulas the remaining equity interests in 18 of the 20 majority-owned company restaurants and 36 of the 41 domestic franchise restaurants.

Throughout this report, we use the term "restaurants" to include Texas Roadhouse and Bubba's 33, unless otherwise noted.

**Presentation of Financial and Operating Data**

We operate on a fiscal year that ends on the last Tuesday in December. Fiscal year 2025 was 52 weeks in length, and the fourth quarter was 13 weeks in length. Fiscal year 2024 was 53 weeks in length, and the fourth quarter was 14 weeks in length.

**Long-term Strategies to Grow Earnings Per Share and Create Shareholder Value**

Our long-term strategies with respect to increasing net income and earnings per share, along with creating shareholder value, include the following:

- *Expanding Our Restaurant Base.* We continue to evaluate opportunities to develop restaurants in existing markets and in new domestic and international markets. Domestically, we remain focused primarily on markets where we believe a significant demand for our restaurants exists because of population size, income levels, the presence of shopping and entertainment centers, and a significant employment base. In addition, we continue to pursue opportunities to acquire domestic franchise locations to expand our company restaurant base.

  We have entered into area development and franchise agreements for the development and operation of Texas Roadhouse restaurants in numerous foreign countries and one U.S. territory. We have also entered into domestic and international area development agreements for Jaggers.

In 2025, we opened 28 company restaurants while our franchise partners opened four restaurants. The company restaurants included 20 Texas Roadhouse restaurants, seven Bubba's 33 restaurants, and one Jaggers restaurant. The franchise restaurants included three international Texas Roadhouse restaurants, including one restaurant in a U.S. territory, and one domestic Jaggers restaurant.

- *Maintaining and/or Improving Restaurant Level Profitability.* We continue to focus on driving comparable restaurant sales to maintain or improve restaurant level profitability. This includes a pricing strategy that balances the impacts of inflationary pressures with our long-term value positioning. In terms of driving traffic at our restaurants, we remain focused on encouraging repeat visits by our guests and attracting new guests through our continued commitment to operational standards relating to food and service quality. To attract new guests and increase the frequency of visits of our existing guests, we continue to drive various localized marketing programs, focus on speed of service and kitchen efficiency, increase throughput by adding seats and parking at certain restaurants, and enhance the guest digital experience.

  At our high volume restaurants, we continue to look for opportunities to increase our dining room capacity by adding on to our existing building and/or to increase our parking capacity by leasing or purchasing property that adjoins our site. We also continue to make a number of building modifications and/or expansions to existing restaurants in order to better accommodate increased dine-in and to-go sales. These modifications include room expansions which add additional guest seating and cooler expansions to accommodate higher inventory levels.

  In recent years, we have relocated a number of existing Texas Roadhouse locations at or near the end of their associated lease or as a result of eminent domain which allowed us to move to a better site, update them to a current prototypical design, construct a larger building with more seats and greater number of available parking spaces, accommodate increased to-go sales, and/or obtain more favorable lease terms. We continue to evaluate these opportunities particularly as it relates to older locations with strong sales.

- *Leveraging Our Scalable Infrastructure.* To support our growth, we have made investments in our infrastructure across all critical functions, including the development of new strategic initiatives. Our ability to leverage our infrastructure in future years by growing our general and administrative costs at a slower rate than our revenue will depend, in part, on our new restaurant openings, our comparable restaurant sales growth rate going forward, and the level of investment we continue to make in our infrastructure.

- *Returning Capital to Shareholders.* We continue to evaluate opportunities to return capital to our shareholders, including the payment of dividends and the repurchase of common stock. In 2011, our Board declared our first quarterly dividend of $0.08 per share of common stock which has consistently grown over time. On February 18, 2026, the Board declared a quarterly cash dividend of $0.75 per share of common stock, representing a 10% increase compared to the quarterly dividend declared in the prior year period.

  In 2008, the Board approved our first stock repurchase program. On February 19, 2025, our Board approved a stock repurchase program for the repurchase of up to $500 million of our common stock. This stock repurchase program has no expiration date and replaces the previous stock repurchase program of $300 million which was approved on March 17, 2022.

  In 2025, we paid $150.0 million, excluding excise taxes, to repurchase 869,007 shares of our common stock. From inception through December 30, 2025, we have paid $913.3 million through our authorized stock repurchase programs to repurchase 22,827,137 shares of our common stock at an average price per share of $40.01.

## Key Measures We Use To Evaluate Our Company

Key measures we use to evaluate and assess our business include the following:

- *Comparable Restaurant Sales.* Comparable restaurant sales reflect the change in sales for all company restaurants across all concepts, unless otherwise noted, over the same period of the prior year for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full 18 months before the beginning of the period measured excluding restaurants permanently closed during the period, if applicable. Comparable restaurant sales can be impacted by changes in guest traffic counts or by

changes in the per person average check amount. Menu price changes, the mix of menu items sold, and the mix of dine-in versus to-go sales can affect the per person average check amount.

- *Average Unit Volume.* Average unit volume represents the average annual restaurant sales for Texas Roadhouse and Bubba's 33 restaurants open for a full six months before the beginning of the period measured excluding sales of restaurants permanently closed during the period, if applicable. Historically, average unit volume growth is less than comparable restaurant sales growth which indicates that newer restaurants are operating with sales growth levels lower than the company average. At times, average unit volume growth may be more than comparable restaurant sales growth which indicates that newer restaurants are operating with sales growth levels higher than company average.

- *Store Weeks and New Restaurant Openings.* Store weeks represent the number of weeks that all company restaurants across all concepts, unless otherwise noted, were open during the reporting period. Store weeks include weeks in which a restaurant is temporarily closed. Store week growth is driven by new restaurant openings and franchise acquisitions. New restaurant openings reflect the number of restaurants opened during a particular fiscal period, excluding store relocations. We consider store openings that occur simultaneously with a store closure in the same trade area to be a relocation.

- *Restaurant Margin.* Restaurant margin (in dollars, as a percentage of restaurant and other sales, and per store week) represents restaurant and other sales less restaurant-level operating costs, including food and beverage costs, labor, rent, and other operating costs. Restaurant margin is not a measurement determined in accordance with U.S. generally accepted accounting principles ("GAAP") and should not be considered in isolation, or as an alternative, to income from operations. This non-GAAP measure is not indicative of overall company performance and profitability in that this measure does not accrue directly to the benefit of shareholders due to the nature of the costs excluded. Restaurant margin is widely regarded as a useful metric by which to evaluate core restaurant-level operating efficiency and performance over various reporting periods on a consistent basis.

  In calculating restaurant margin, we exclude certain non-restaurant-level costs that support operations, including pre-opening and general and administrative expenses, but do not have a direct impact on restaurant-level operational efficiency and performance. We exclude pre-opening expenses as they occur at irregular intervals and would impact comparability to prior period results. We exclude depreciation and amortization expenses, substantially all of which relate to restaurant-level assets, as they represent a non-cash charge for the investment in our restaurants. We exclude impairment and closure expenses as we believe this provides a clearer perspective of the Company's ongoing operating performance and a more useful comparison to prior period results. Restaurant margin as presented may not be comparable to other similarly titled measures of other companies in our industry. A reconciliation of income from operations to restaurant margin is included in the Results of Operations section below.

**Other Key Definitions**

*Restaurant and Other Sales.* Restaurant sales include gross food and beverage sales, net of promotions and discounts, for all company restaurants. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from restaurant sales in our consolidated statements of income. Other sales primarily include the net impact of the amortization of third-party gift card fees and gift card breakage income and content revenue related to our tabletop kiosk devices.

*Royalties and Franchise Fees.* Royalties consist of franchise royalites, as defined in our franchise agreement, paid to us by our domestic and international franchisees, as well as royalties related to our royalty-based retail products. Domestic and international franchisees also typically pay an initial franchise fee and/or development fee for each new restaurant or territory.

*Food and Beverage Costs.* Food and beverage costs consist of the costs of raw materials and ingredients used in the preparation of food and beverage products sold in our company restaurants. Approximately half of our food and beverage costs relate to beef.

*Restaurant Labor Expenses.* Restaurant labor expenses include all direct and indirect labor costs incurred in operations except for profit sharing incentive compensation expenses earned by our restaurant managing partners and

market partners. These profit sharing expenses are reflected in restaurant other operating expenses. Restaurant labor expenses also include share-based compensation expense related to restaurant-level employees.

*Restaurant Rent Expense.* Restaurant rent expense includes all rent, except pre-opening rent, associated with the leasing of real estate and includes base, percentage, and straight-line rent expense.

*Restaurant Other Operating Expenses.* Restaurant other operating expenses consist of all other restaurant-level operating costs, the major components of which are supplies, utilities, profit sharing incentive compensation for our restaurant managing partners and market partners, credit card fees, general liability insurance, advertising, repairs and maintenance, property taxes, and outside services.

*Pre-opening Expenses.* Pre-opening expenses, which are charged to operations as incurred, consist of expenses incurred before the opening of a new or relocated restaurant and consist principally of opening and training team compensation and benefits, travel expenses, rent, food, beverage, and other initial supplies and expenses. The majority of pre-opening costs incurred relate to the hiring and training of employees due to the significant investment we make in training our people. Pre-opening costs vary by location depending on a number of factors, including the size and physical layout of each location; the number of management and hourly employees required to operate each restaurant; the availability of qualified restaurant staff members; the cost of travel and lodging for different geographic areas; the timing of the restaurant opening; and the extent of unexpected delays, if any, in obtaining final licenses and permits to open each restaurant.

*Depreciation and Amortization Expenses.* Depreciation and amortization expenses include the depreciation of fixed assets and amortization of intangibles with definite lives, substantially all of which relates to restaurant-level assets.

*Impairment and Closure Costs, Net.* Impairment and closure costs, net include any impairment of long-lived assets, including property and equipment, operating lease right-of-use assets, and goodwill, and expenses associated with the closure of a restaurant. Closure costs also include any gains or losses associated with a relocated restaurant or the sale of a closed restaurant and/or assets held for sale as well as lease costs associated with closed or relocated restaurants.

*General and Administrative Expenses.* General and administrative expenses comprise expenses associated with corporate and administrative functions that support development and restaurant operations and provide an infrastructure to support future growth. This includes salary, incentive-based, and share-based compensation expense related to executive officers and Support Center employees, salary and share-based compensation expense related to market partners, software hosting fees, professional fees, group insurance, and the realized and unrealized holding gains and losses related to the investments in our deferred compensation plan.

*Interest Income, Net.* Interest income, net includes earnings on cash and cash equivalents and is reduced by interest expense, net of capitalized interest, on our debt or financing obligations including the amortization of loan fees, as applicable.

*Equity Income from Investments in Unconsolidated Affiliates.* Equity income includes our percentage share of net income earned by unconsolidated affiliates and our share of any gain on the acquisition of these affiliates. We owned a 5.0% to 10.0% equity interest in 14 and 20 domestic franchise restaurants as of December 30, 2025 and December 31, 2024, respectively.

*Net Income Attributable to Noncontrolling Interests.* Net income attributable to noncontrolling interests represents the portion of income attributable to the other owners of the majority-owned restaurants. Our consolidated subsidiaries include 20 and 19 majority-owned restaurants as of December 30, 2025 and December 31, 2024, respectively.

## 2025 Financial Highlights

Total revenue increased $504.7 million or 9.4% to $5.9 billion in 2025 compared to $5.4 billion in 2024 primarily due to an increase in store weeks and comparable restaurant sales partially offset by lapping the benefit of the additional week which added $114.7 million in revenue in 2024. Store weeks and comparable restaurant sales increased 5.0% and 4.9%, respectively, at company restaurants in 2025 compared to 2024. The increase in store weeks was due to new store openings and the acquisition of franchise restaurants. The increase in comparable restaurant sales was due to an increase in guest traffic along with an increase in per person average check.

Net income decreased $28.0 million or 6.5% to $405.6 million in 2025 compared to $433.6 million in 2024 primarily due to lower restaurant margin dollars, as described below, and higher depreciation and amortization expenses partially offset by lower income tax expense. In addition, income tax expense decreased due to the decrease in profitability. Diluted earnings per share decreased 5.8% to $6.10 from $6.47 in 2024 due to the decrease in net income partially offset by the impact of share repurchases. Diluted earnings per share growth was negatively impacted by approximately 4% as a result of the additional week in 2024.

Restaurant margin dollars decreased $10.1 million or 1.1% to $905.7 million in 2025 compared to $915.8 million in 2024 primarily due to an increase in food and beverage costs and lapping the benefit of the additional week in the prior year partially offset by higher sales. Restaurant margin, as a percentage of restaurant and other sales, decreased to 15.5% in 2025 compared to 17.1% in 2024. The decrease in restaurant margin, as a percentage of restaurant and other sales, was primarily due to commodity inflation of 6.1% and wage and other labor inflation of 3.7% partially offset by higher sales.

In addition, capital allocation spend in 2025 included capital expenditures of $388.0 million, franchise acquisitions of $107.5 million, dividends of $180.3 million, and repurchases of common stock of $150.0 million.

| | | | | |
|---|---|---|---|---|
| | **Fiscal Year Ended** | | | |
| | **December 30, 2025** | | **December 31, 2024** | |
| | **$** | **%** | **$** | **%** |
| **Consolidated Statements of Income:** | | | | |
| Revenue: | | | | |
|    Restaurant and other sales | 5,847,234 | 99.5 | 5,341,853 | 99.4 |
|    Royalties and franchise fees | 30,841 | 0.5 | 31,479 | 0.6 |
| Total revenue | 5,878,075 | 100.0 | 5,373,332 | 100.0 |
| Costs and expenses: | | | | |
| *(As a percentage of restaurant and other sales)* | | | | |
|   Restaurant operating costs (excluding depreciation and amortization shown separately below): | | | | |
|    Food and beverage | 2,049,687 | 35.0 | 1,785,119 | 33.4 |
|    Labor | 1,944,416 | 33.3 | 1,764,740 | 33.1 |
|    Rent | 92,321 | 1.6 | 80,560 | 1.5 |
|    Other operating | 855,092 | 14.6 | 795,657 | 14.9 |
| *(As a percentage of total revenue)* | | | | |
|    Pre-opening | 27,502 | 0.5 | 28,090 | 0.5 |
|    Depreciation and amortization | 206,640 | 3.5 | 178,157 | 3.3 |
|    Impairment and closure, net | 349 | NM | 1,226 | NM |
|    General and administrative | 227,328 | 3.9 | 223,264 | 4.2 |
| Total costs and expenses | 5,403,335 | 91.9 | 4,856,813 | 90.4 |
| Income from operations | 474,740 | 8.1 | 516,519 | 9.6 |
| Interest income, net | 3,137 | 0.1 | 6,774 | 0.1 |
| Equity income from investments in unconsolidated affiliates | 2,879 | NM | 1,197 | NM |
| Income before taxes | 480,756 | 8.2 | 524,490 | 9.8 |
| Income tax expense | 66,421 | 1.1 | 80,145 | 1.5 |
| Net income including noncontrolling interests | 414,335 | 7.0 | 444,345 | 8.3 |
| Net income attributable to noncontrolling interests | 8,781 | 0.1 | 10,753 | 0.2 |
| Net income attributable to Texas Roadhouse, Inc. and subsidiaries | 405,554 | 6.9 | 433,592 | 8.1 |

NM – Not meaningful

**Reconciliation of Income from Operations to Restaurant Margin**
**($ In thousands, except restaurant margin $ per store week)**

| | Fiscal Year Ended | |
| --- | --- | --- |
| | December 30, 2025 | December 31, 2024 |
| Income from operations | $ 474,740 | $ 516,519 |
| Less: | | |
| Royalties and franchise fees | 30,841 | 31,479 |
| Add: | | |
| Pre-opening | 27,502 | 28,090 |
| Depreciation and amortization | 206,640 | 178,157 |
| Impairment and closure, net | 349 | 1,226 |
| General and administrative | 227,328 | 223,264 |
| Restaurant margin | $ 905,718 | $ 915,777 |
| Restaurant margin $/store week | $ 25,035 | $ 26,572 |
| Restaurant margin *(as a percentage of restaurant and other sales)* | 15.5% | 17.1% |

## Restaurant Unit Activity

| | Total | Texas Roadhouse | Bubba's 33 | Jaggers |
| --- | --- | --- | --- | --- |
| Balance at December 31, 2024 | 784 | 721 | 49 | 14 |
| Company openings | 28 | 20 | 7 | 1 |
| Franchise openings - Domestic | 1 | — | — | 1 |
| Franchise openings - International | 3 | 3 | — | — |
| Balance at December 30, 2025 | 816 | 744 | 56 | 16 |

| | December 30, 2025 | December 31, 2024 |
| --- | --- | --- |
| Company - Texas Roadhouse | 648 | 608 |
| Company - Bubba's 33 | 56 | 49 |
| Company - Jaggers | 10 | 9 |
| Total company | 714 | 666 |
| Franchise - Texas Roadhouse - Domestic | 36 | 56 |
| Franchise - Jaggers - Domestic | 5 | 4 |
| Franchise - Texas Roadhouse - International (1) | 60 | 57 |
| Franchise - Jaggers - International | 1 | 1 |
| Total franchise | 102 | 118 |
| Total | 816 | 784 |

(1) Includes a U.S. territory.

*Restaurant and Other Sales*

Restaurant and other sales increased 9.5% in 2025 compared to 2024. The following table summarizes certain key drivers and/or attributes of restaurant sales at company restaurants for the periods presented. Company restaurant count activity is shown in the restaurant unit activity table above.

| | 2025 | 2024 |
|---|---|---|
| **Company Restaurants:** | | |
| Increase in store weeks | 5.0 % | 7.5 % |
| Increase in average unit volume | 3.8 % | 7.8 % |
| Other | 0.7 % | 0.7 % |
| Total increase in restaurant and other sales | 9.5 % | 16.0 % |
| | | |
| Store weeks | 36,178 | 34,464 |
| Comparable restaurant sales | 4.9 % | 8.5 % |
| | | |
| **Texas Roadhouse restaurants:** | | |
| Store weeks | 32,970 | 31,548 |
| Comparable restaurant sales | 5.0 % | 8.6 % |
| Average unit volume (in thousands) | $ 8,687 | $ 8,525 |
| Average unit volume, 2024 adjusted (in thousands) (1) | $ 8,687 | $ 8,342 |
| | | |
| Weekly sales by group: | | |
| Comparable restaurants (586 and 549 units) | $ 168,472 | $ 160,365 |
| Average unit volume restaurants (28 and 17 units) (2) | $ 137,482 | $ 153,321 |
| Restaurants less than six months old (34 and 42 units) | $ 152,209 | $ 142,067 |
| | | |
| **Bubba's 33 restaurants:** | | |
| Store weeks | 2,719 | 2,485 |
| Comparable restaurant sales | 2.8 % | 5.5 % |
| Average unit volume (in thousands) | $ 6,283 | $ 6,276 |
| Average unit volume, 2024 adjusted (in thousands) (1) | $ 6,283 | $ 6,151 |
| | | |
| Weekly sales by group: | | |
| Comparable restaurants (41 and 37 units) | $ 121,605 | $ 120,354 |
| Average unit volume restaurants (7 and 4 units) (2) | $ 116,237 | $ 100,477 |
| Restaurants less than six months old (8 and 8 units) | $ 138,968 | $ 125,511 |

(1) For comparative purposes, 2024 was adjusted to include 52 weeks.
(2) Average unit volume restaurants include restaurants open a full six to 18 months before the beginning of the period measured, excluding sales from restaurants permanently closed during the period, if applicable.

The increase in restaurant sales for 2025 was primarily attributable to an increase in store weeks and an increase in comparable restaurant sales. The increase in store weeks was driven by new store openings and the acquisition of franchise restaurants. The increase in comparable restaurant sales was driven by an increase in guest traffic count along with an increase in our per person average check as shown in the table below.

| | 2025 | 2024 |
|---|---|---|
| Guest traffic counts | 2.8 % | 4.4 % |
| Per person average check | 2.1 % | 4.1 % |
| Comparable restaurant sales | 4.9 % | 8.5 % |

To-go sales as a percentage of restaurant sales were 13.6% in 2025 compared to 12.8% in 2024 and average weekly to-go sales were $21,973 in 2025 compared to $19,940 in 2024.

Per person average check for 2025 includes the benefit of menu price increases of approximately 1.4% and 1.7% implemented in Q2 2025 and Q4 2025, respectively. We implemented menu price increases of approximately 2.2% and

0.9% in Q2 2024 and Q4 2024, respectively. In addition, we plan to implement a menu price increase of approximately 1.9% in Q2 2026.

In 2025, we opened 28 company restaurants, which included 20 Texas Roadhouse restaurants, seven Bubba's 33 restaurants, and one Jaggers restaurant. In 2025, we had store week growth of approximately 5.0% across all concepts, including a benefit from franchise acquisitions in 2025, offset by lapping the impact of the additional week in 2024.

In 2026, we expect store week growth of 5% to 6% across all concepts, including the impact of franchise acquisitions.

*Royalties and Franchise Fees*

Royalties and franchise fees decreased $0.6 million or 2.0% in 2025 compared to 2024. The decrease in 2025 was due to decreased royalties related to the franchise stores that were acquired, partially offset by increased royalties related to our royalty-based retail products that rolled out in 2024.

*Food and Beverage Costs*

Food and beverage costs, as a percentage of restaurant and other sales, increased to 35.0% in 2025 compared to 33.4% in 2024. The increase was primarily driven by commodity inflation of 6.1% in 2025, due to higher beef costs, and shifts within the menu, partially offset by the benefit of a higher guest check.

In 2026, we expect commodity inflation of approximately 7% for the year with prices locked for approximately 45% of our forecasted costs and the remainder subject to floating market prices.

*Restaurant Labor Expenses*

Restaurant labor expenses, as a percentage of restaurant and other sales, increased to 33.3% in 2025 compared to 33.1% in 2024. The increase was primarily driven by wage and other labor inflation of 3.7% in 2025, partially offset by the benefit of a higher guest check and labor productivity. Wage and other labor inflation was driven by higher wage and benefit expense due to labor market pressures along with increases in state-mandated minimum and tipped wage rates and increased investment in our people.

In 2026, we expect wage and other labor inflation of 3% to 4%.

*Restaurant Rent Expense*

Restaurant rent expense, as a percentage of restaurant and other sales, increased to 1.6% in 2025 compared to 1.5% in 2024. The increase was driven by higher rent expense at our recently acquired restaurants and newer restaurants, partially offset by the increase in average unit volume.

*Restaurant Other Operating Expenses*

Restaurant other operating expenses, as a percentage of restaurant and other sales, decreased to 14.6% in 2025 compared to 14.9% in 2024. The decrease was driven by lower incentive compensation expense, the increase in average unit volume, and lower general liability insurance expense of $2.7 million, partially offset by higher credit card fees and utilities expenses.

*Restaurant Pre-opening Expenses*

Pre-opening expenses were $27.5 million in 2025 compared to $28.1 million in 2024. Pre-opening costs will fluctuate from period to period based on the specific pre-opening costs incurred for each restaurant, the number and timing of restaurant openings, and the number and timing of restaurant managers hired.

*Depreciation and Amortization Expenses*

Depreciation and amortization expenses, as a percentage of revenue, increased to 3.5% in 2025 compared to 3.3% in 2024. The increase was driven by higher depreciation at our newer restaurants and intangible asset amortization expense related to the acquisition of franchise rights, partially offset by the increase in average unit volume.

*Impairment and Closure Costs, Net*

Impairment and closure costs, net were $0.3 million and $1.2 million in 2025 and 2024, respectively. In 2025, impairment and closure costs, net related to restaurant relocations. In 2024, impairment and closure costs, net included $0.8 million related to the impairment of a building at a previously relocated store and $0.4 million related to ongoing closure costs for stores which have been relocated.

*General and Administrative Expenses*

General and administrative expenses, as a percentage of total revenue, decreased to 3.9% in 2025 compared to 4.2% in 2024. The decrease was driven by the increase in average unit volume, lower incentive compensation expense, and lower restricted stock expense due to lapping the impact of the shift in the timing of our restricted stock grants from quarterly to annually.

*Interest Income, Net*

Interest income, net was $3.1 million in 2025 compared to $6.8 million in 2024. The decrease was driven by decreased earnings on our cash and cash equivalents.

*Equity Income from Investments in Unconsolidated Affiliates*

Equity income was $2.9 million in 2025 compared to $1.2 million in 2024. The increase in 2025 was driven by a $2.2 million gain on the acquisition of six of these affiliates partially offset by decreased earnings from fewer affiliates.

*Income Tax Expense*

Our effective tax rate decreased to 13.8% in 2025 compared to 15.3% in 2024. The decrease was driven by an increase in the impact of the FICA tip tax credit.

In 2026, we expect an effective tax rate of 14% to 15% based on forecasted operating results.

*Segment Information*

We manage our restaurant and franchising operations by concept and as a result have identified Texas Roadhouse, Bubba's 33, and Jaggers as separate operating segments. In addition, we have identified our retail initiatives as a separate operating segment. Finally, we have identified Texas Roadhouse and Bubba's 33 as reportable segments. The Texas Roadhouse reportable segment includes the results of our company and franchise Texas Roadhouse restaurants. The Bubba's 33 reportable segment includes the results of our company Bubba's 33 restaurants. Our remaining operating segments, which include the results of our company and franchise Jaggers restaurants and our retail initiatives, are included in Other. In addition, corporate-related assets, depreciation and amortization, and capital expenditures are also included in Other.

The chief operating decision maker ("CODM") uses restaurant margin as the primary measure for assessing performance of our segments. Restaurant margin (in dollars and as a percentage of restaurant and other sales) represents restaurant and other sales less restaurant-level operating costs, including food and beverage costs, labor, rent, and other operating costs. Restaurant margin is used by our CODM to evaluate restaurant-level operating efficiency and performance, assist in the evaluation of operating trends over time, and in making capital allocation decisions. Capital allocation decisions include approving new store openings and the refurbishment, expansion, or relocation of existing restaurants. A reconciliation of income from operations to restaurant margin is included in the Results of Operations section above.

The following table presents a summary of restaurant margin by segment (in thousands):

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 30, 2025 | | December 31, 2024 | |
| Texas Roadhouse | $ 851,594 | 15.6 % | $ 864,999 | 17.3 % |
| Bubba's 33 | 49,218 | 14.7 | 46,422 | 15.6 |
| Other | 4,906 | 13.5 | 4,356 | 13.8 |
| Total | $ 905,718 | 15.5 % | $ 915,777 | 17.1 % |

In our Texas Roadhouse reportable segment, restaurant margin dollars decreased $13.4 million or 1.5% in 2025. The decrease was primarily due to higher food and beverage costs driven by commodity inflation and lapping the benefit of the additional week in the prior year, partially offset by higher sales.

In our Bubba's 33 reportable segment, restaurant margin dollars increased $2.8 million or 6.0% in 2025. The increase was primarily due to higher sales partially offset by higher food and beverage costs driven by commodity inflation, an increase in general liability insurance expense, and lapping the benefit of the additional week in the prior year.

## Liquidity and Capital Resources

The following table presents a summary of our net cash provided by (used in) operating, investing, and financing activities (in thousands):

|  | Fiscal Year Ended | |
| --- | --- | --- |
|  | December 30, 2025 | December 31, 2024 |
| Net cash provided by operating activities | $ 730,067 | $ 753,629 |
| Net cash used in investing activities | (482,814) | (336,901) |
| Net cash used in financing activities | (357,769) | (275,749) |
| Net (decrease) increase in cash and cash equivalents | $ (110,516) | $ 140,979 |

Net cash provided by operating activities was $730.1 million in 2025 compared to $753.6 million in 2024. The decrease was primarily due to a decrease in net income and an unfavorable change in working capital partially offset by an increase in depreciation and amortization expense.

Our operations have not required significant working capital and, like many restaurant companies, we have been able to operate with negative working capital, if necessary. Sales are primarily for cash, and restaurant operations do not require significant inventories or receivables. In addition, we receive trade credit for the purchase of food, beverages, and supplies, thereby reducing the need for incremental working capital to support growth.

Net cash used in investing activities was $482.8 million in 2025 compared to $336.9 million in 2024. The increase was primarily due to the acquisition of franchise stores in 2025 and an increase in capital expenditures. The increase in capital expenditures is due to an increase in restaurant relocations, restaurant refurbishments and expansions, and the purchase of our Support Center for approximately $22.8 million. These increases were partially offset by a decrease in the timing of new company restaurant spend.

We require capital principally for the development of new company restaurants, the refurbishment or relocation of existing restaurants, and the acquisition of franchise restaurants, as applicable. We either lease our restaurant site locations under operating leases for periods generally of five to 30 years (including renewal periods) or purchase the land when appropriate. As of December 30, 2025, 158 of the 714 company restaurants have been developed on land which we own.

The following table presents a summary of capital expenditures (in thousands):

|  | Fiscal Year Ended | |
| --- | --- | --- |
|  | December 30, 2025 | December 31, 2024 |
| New company restaurants | $ 180,783 | $ 198,367 |
| Refurbishment or expansion of existing restaurants | 135,817 | 122,905 |
| Relocation of existing restaurants | 43,626 | 25,633 |
| Capital expenditures related to Support Center office | 27,770 | 7,436 |
| Total capital expenditures | $ 387,996 | $ 354,341 |

Our future capital requirements will primarily depend on the number and mix of new restaurants we open, the timing of those openings, the restaurant prototype developed in a given fiscal year, and potential franchise acquisitions. These requirements will include costs directly related to opening, maintaining, or relocating restaurants and may also include costs necessary to ensure that our infrastructure is able to support a larger restaurant base.

We intend to satisfy our capital requirements over the next 12 months with cash on hand, net cash provided by operating activities, and as needed, funds available under our revolving credit facility. In 2026, we expect capital expenditures of approximately $400 million.

Net cash used in financing activities was $357.8 million in 2025 compared to $275.7 million in 2024. The increase is primarily due to an increase in share repurchases and an increase in quarterly dividends.

On February 19, 2025, our Board authorized the payment of a quarterly dividend of $0.68 per share of common stock compared to the quarterly dividend of $0.61 per share of common stock declared in 2024. The payments of quarterly dividends totaled $180.3 million and $162.9 million in 2025 and 2024, respectively. On February 18, 2026, our Board declared a quarterly cash dividend of $0.75 per share of common stock.

On February 19, 2025, our Board approved a stock repurchase program for the repurchase of up to $500.0 million of our common stock. This stock repurchase program has no expiration date and replaces the previous stock repurchase program which was approved in 2022.

In 2025, we paid $150.0 million, excluding excise taxes, to repurchase 869,007 shares of our common stock. In 2024, we paid $79.8 million, excluding excise taxes, to repurchase 461,662 shares of our common stock. As of December 30, 2025, $380.0 million remained under our authorized stock repurchase program.

On April 24, 2025, we entered into an agreement for a revolving credit facility with a syndicate of commercial lenders led by JPMorgan Chase Bank, N.A. and PNC Bank, N.A. This credit facility superseded and replaced our previous credit facility.

The credit facility is an unsecured, revolving credit agreement and has a borrowing capacity of up to $450.0 million with the option to increase by an additional $250.0 million subject to certain limitations, including approval by the syndicate of lenders. The credit facility has a maturity date of April 24, 2030.

As of December 30, 2025, we had no outstanding borrowings under the credit facility and had $447.6 million of availability, net of $2.4 million of outstanding letters of credit. As of December 31, 2024, we had no outstanding borrowings under the previous credit facility and had $296.8 million of availability, net of $3.2 million of outstanding letters of credit.

The interest rate for the credit facility as of December 30, 2025 and December 31, 2024 was 4.81% and 5.47%, respectively.

The lenders' obligation to extend credit pursuant to the credit facility depends on us maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio and a maximum consolidated leverage ratio. The credit facility permits us to incur additional secured or unsecured indebtedness, except for the incurrence of secured indebtedness that in the aggregate is equal to or greater than $125.0 million and 20% of our consolidated tangible net worth. We were in compliance with all financial covenants as of December 30, 2025.

## Contractual Obligations

The following table summarizes the amount of payments due under specified contractual obligations as of December 30, 2025 (in thousands):

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1 - 3 Years | 3 - 5 Years | More than 5 years |
| Obligations under finance leases . . . . . . . . . . . . . . | 2,741 | 34 | 78 | 97 | 2,532 |
| Interest (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,581 | 309 | 608 | 590 | 2,074 |
| Real estate operating lease obligations . . . . . . . . . | 1,712,000 | 90,829 | 187,286 | 192,365 | 1,241,520 |
| Capital obligations. . . . . . . . . . . . . . . . . . . . . . . . . | 234,221 | 234,221 | — | — | — |
| Total contractual obligations (2) . . . . . . . . . . . . . . | $ 1,952,543 | $ 325,393 | $ 187,972 | $ 193,052 | $ 1,246,126 |

(1) Includes interest on our financing leases and assumes a constant interest rate until maturity.
(2) Unrecognized tax benefits under Accounting Standards Codification 740, *Income Taxes,* are not significant and excluded from this amount.

We have no material minimum purchase commitments with our vendors that extend beyond a year. Refer to Notes 5, 8, and 13 to the consolidated financial statements for details of contractual obligations.

## Guarantees

As of December 30, 2025 and December 31, 2024, we are contingently liable for $7.8 million for five lease guarantees and $9.4 million for seven lease guarantees, respectively. These amounts represent the maximum potential liability of future payments under the guarantees. In the event of default, the indemnity and default clauses in our assignment agreements govern our ability to pursue and recover damages incurred. No material liabilities have been recorded as of December 30, 2025 or December 31, 2024, as the likelihood of default was deemed to be less than probable and the fair value of the guarantees is not considered significant.

## Critical Accounting Policies and Estimates

The above discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Our significant accounting policies are described in Note 2 to the accompanying consolidated financial statements. Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments or uncertainties regarding the application of these policies may result in significantly different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

*Impairment of Long-lived Assets.* We evaluate long-lived assets to be held and used in the business, such as property and equipment, operating lease right-of-use assets, and intangible assets subject to amortization, for impairment whenever events and circumstances indicate that the carrying amount of a restaurant may not be recoverable. For the purposes of this evaluation, we define the asset group at the individual restaurant level. When we evaluate the restaurants, cash flows are the primary indicator of impairment. Recoverability of assets to be held and used is measured by comparison of the carrying amount of the restaurant to estimated undiscounted future cash flows expected to be generated by the restaurant.

Under our policies, trailing 12-month cash flow results under a predetermined amount at the individual restaurant level signals a potential impairment. In our evaluation of restaurants that do not meet the cash flow threshold, we estimate future undiscounted cash flows from operating the restaurant over the remaining useful life of the primary asset, which is the building or the operating lease right-of-use asset. In the estimation of future cash flows, we consider the period of time the restaurant has been open, the trend of operations over such period, and future periods and expectations for future sales growth. We limit assumptions about important factors such as trend of future operations and sales growth to those that are supportable based upon our plans for the restaurant and actual results at comparable restaurants. Both qualitative and quantitative information are considered when evaluating for potential impairments. As we assess the

ongoing expected cash flows and carrying amounts of our long-lived assets, these factors could cause us to realize a material impairment charge. Based on our reviews performed on the cash flows of our restaurants, the carrying amount associated with restaurants deemed at risk for impairment is not material to our consolidated financial statements.

If assets are determined to be impaired, we measure the impairment charge by calculating the amount by which the asset carrying amount exceeds its estimated fair value. The determination of asset fair value is also subject to significant judgment. We generally measure estimated fair value by discounting estimated future cash flows. When fair value is measured by discounting estimated future cash flows, the assumptions used are consistent with what we believe hypothetical market participants would use. We also use a discount rate that is commensurate with the risk inherent in the projected cash flows. If these assumptions change in the future, we may be required to record impairment charges for these assets.

In 2025, we recorded impairment and closure costs of $0.3 million related to restaurant relocations. Refer to Note 17 in the consolidated financial statements for further discussion regarding impairment and closure costs recorded in 2025, 2024, and 2023.

*Goodwill.* Goodwill is tested annually for impairment and is tested more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the fair value of the reporting unit, up to the amount of goodwill recorded. Goodwill is required to be tested for impairment at the reporting unit level, or the level of internal reporting that reflects the way in which an entity manages its businesses. A reporting unit is defined as an operating segment, or one level below an operating segment. Our reporting units are at the concept level. An entity may first assess qualitative factors in order to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. The entity may also elect to bypass the qualitative assessment and determine the fair value of the reporting unit and compare it to its carrying amount. The fair value of the reporting unit may be based on several valuation approaches including capitalization of earnings, discounted cash flows, comparable public company market multiples, and comparable acquisition market multiples.

At December 30, 2025, our Texas Roadhouse reporting unit had goodwill of $242.2 million. No other reporting units had goodwill balances.

In performing the qualitative assessment, we reviewed factors such as macroeconomic conditions, industry and market considerations, cost factors, changes in management or key personnel, sustained decreases in share price, and the overall financial performance of the Company's Texas Roadhouse reporting unit. As a result of the qualitative assessment, no indicators of impairment were identified, and no additional indicators of impairment were identified through the end of the fourth quarter that would require additional testing. Changes in circumstances existing at the measurement date or at other times in the future could result in an impairment loss.

## Effects of Inflation

During recent years, we have operated during periods of inflation, led primarily by commodity inflation and wage and other labor inflation. Some of the impacts of inflation have been offset by menu price increases and other adjustments. Whether we are able and/or choose to continue to offset the effects of inflation will determine to what extent, if any, inflation affects our restaurant profitability in future periods.

## ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates on variable rate debt and changes in commodity prices. Our exposure to interest rate fluctuations is limited to our outstanding bank debt. The terms of the credit facility require us to pay interest on outstanding borrowings at the Term Secured Overnight Financing Rate ("SOFR"), plus a fixed adjustment of 0.10% and a variable adjustment of 1.00% to 1.75% depending on our consolidated net leverage ratio. As of December 30, 2025, we had no outstanding borrowings on our credit facility.

In an effort to secure high quality, low-cost ingredients used in the products sold in our restaurants, we employ various purchasing and pricing contract techniques. When purchasing certain types of commodities, we may be subject to prevailing market conditions resulting in unpredictable price volatility. For certain commodities, we may also enter into contracts for terms of one year or less that are either fixed price agreements or fixed volume agreements where the price is negotiated with reference to fluctuating market prices. We currently do not use financial instruments to hedge commodity prices, but we will continue to evaluate their effectiveness. Extreme and/or long-term increases in commodity prices could adversely affect our future results, especially if we are unable, primarily due to competitive reasons, to increase menu prices. Additionally, if there is a time lag between the increasing commodity prices and our ability to increase menu prices or if we believe the commodity price increase to be short in duration and we choose not to pass on the cost increases, our short-term financial results could be negatively affected.

We are subject to business risk as our beef supply is highly dependent upon four vendors that represent a significant portion of the total beef marketplace. If any of these vendors are unable to fulfill their obligations under their contracts, we could encounter supply shortages and/or incur higher costs to secure adequate supplies, either of which would harm our business.

## ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY FINANCIAL DATA

See Index to Consolidated Financial Statements at Item 15.

## ITEM 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

**ITEM 9A.  CONTROLS AND PROCEDURES**

**Evaluation of disclosure controls and procedures**

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to, and as defined in, Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report. Based on the evaluation, performed under the supervision and with the participation of our management, including the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of December 30, 2025.

**Changes in internal control**

There were no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 30, 2025 that materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**Management's Report on Internal Control over Financial Reporting**

Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

Under the supervision and with the participation of our management, including our CEO and CFO, we assessed the effectiveness of the Company's internal control over financial reporting as of the end of the period covered by this report. In this assessment, the Company applied criteria based on the "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company's assessment included documenting, evaluating and testing the design and operating effectiveness of its internal control over financial reporting. Based upon this evaluation, our management concluded that our internal control over financial reporting was effective as of December 30, 2025.

KPMG LLP, the independent registered public accounting firm that audited our Consolidated Financial Statements included in the Annual Report on Form 10-K, has also audited the effectiveness of the Company's internal control over financial reporting as of December 30, 2025 as stated in their report at F-3.

**ITEM 9B.  OTHER INFORMATION**

*Rule 10b5-1 Trading Plans*

During the 13 weeks ended December 30, 2025, no executive officer or director adopted, modified, or terminated a Rule 10b5-1 or a non-Rule 10b5-1 trading arrangement, as such terms are defined in Item 408(a) of Regulation S-K.

**ITEM 9C.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

None.

## PART III

### ITEM 10.  DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our directors is incorporated herein by reference to the information set forth under "Election of Directors" in our Definitive Proxy Statement to be dated on or about April 10, 2026.

Information regarding our executive officers has been included in Part I of this Annual Report under the caption "Executive Officers of the Company."

Information regarding our corporate governance is incorporated herein by reference to the information set forth in our Definitive Proxy Statement to be dated on or about April 10, 2026.

### ITEM 11.  EXECUTIVE COMPENSATION

Incorporated by reference from our Definitive Proxy Statement to be dated on or about April 10, 2026.

### ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference from our Definitive Proxy Statement to be dated on or about April 10, 2026.

**Equity Compensation Plan Information**

As of December 30, 2025, shares of common stock authorized for issuance under our equity compensation plans are summarized in the following table. Refer to Note 14 to the Consolidated Financial Statements for a description of the plans.

| Plan Category | Shares to Be Issued Upon Vest Date (1) | Shares Available for Future Grants |
|---|---|---|
| Plans approved by shareholders | 429,115 | 5,998,655 |
| Plans not approved by shareholders | — | — |
| Total | 429,115 | 5,998,655 |

(1) Total number of shares consist of 345,415 restricted stock units and 83,700 performance stock units. Shares in this column are excluded from the Shares Available for Future Grants column.

### ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from our Definitive Proxy Statement to be dated on or about April 10, 2026.

### ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference from our Definitive Proxy Statement to be dated on or about April 10, 2026.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1.  Consolidated Financial Statements

2.  Financial Statement Schedules

Omitted due to inapplicability or because required information is shown in our Consolidated Financial Statements or Notes thereto.

3.  Exhibits

| Exhibit No. | Description |
|---|---|
| 3.1 | Restated Certificate of Incorporation for Texas Roadhouse, Inc. dated as of May 16, 2024 (incorporated by reference to Exhibit 3.2 of the Registrant's Current Report on Form 8-K May 16, 2024) |
| 3.2 | Amended and Restated Bylaws for Texas Roadhouse, Inc. dated as of February 19, 2025 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated February 19, 2025) |
| 4.1 | Description of Securities (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024) |
| 10.1* | Form of Indemnification Agreement for Director and Executive Officer (incorporated by reference to Exhibit 10.1 of Registrant's Annual Report on Form 10-K for the year ended December 28, 2021) |
| 10.2 | Form of Limited Partnership Agreement and Operating Agreement for certain company-managed Texas Roadhouse restaurants, including schedule of the owners of such restaurants and the aggregate interests held by directors, executive officers and 5% stockholders who are parties to such an agreement (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 of Registrant) |
| 10.3 | Form of Franchise Agreement and Preliminary Agreement for a Texas Roadhouse restaurant franchise, including schedule of directors, executive officers and 5% stockholders which have entered into either agreement (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 of Registrant) |
| 10.4 | Schedule of the owners of company-managed Texas Roadhouse restaurants and the aggregate interests held by directors, executive officers and 5% stockholders who are parties to Limited Partnership Agreements and Operating Agreements as of December 30, 2025 the form of which is set forth in Exhibit 10.2 of this Form 10-K |
| 10.5 | Schedule of the directors, executive officers and 5% stockholders which have entered into Franchise Agreements or Preliminary Agreements for a Texas Roadhouse Franchise as of December 30, 2025 the form of which is set forth in Exhibit 10.3 of this Form 10-K |
| 10.6* | Texas Roadhouse, Inc. 2013 Long-Term Incentive Plan (incorporated by reference from Appendix A to the Texas Roadhouse, Inc. Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 5, 2013) |
| 10.7* | Amended and Restated Form of Restricted Stock Unit Award Agreement under the Texas Roadhouse, Inc. 2013 Long-Term Incentive Plan for non-officers (incorporated by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2014) |

| Exhibit No. | Description |
|---|---|
| 10.8* | Second Amended and Restated Deferred Compensation Plan of Texas Roadhouse Management Corp., as amended December 19, 2007 and December 31, 2008 (incorporated by reference to Exhibit 10.42 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2014) |
| 10.9* | Third Amended and Restated Deferred Compensation Plan of Texas Roadhouse Management Corp., effective January 1, 2010 (incorporated by reference to Exhibit 10.43 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2014) |
| 10.10* | Texas Roadhouse, Inc. 2021 Long-Term Incentive Plan (incorporated by reference from Appendix A to the Texas Roadhouse, Inc. Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 2, 2021) |
| 10.11* | Form of Texas Roadhouse, Inc. 2021 Long-Term Incentive Plan Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 of Registrant's Current Report on Form 8-K dated June 15, 2021) |
| 10.12* | Form of Texas Roadhouse, Inc. 2021 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (Officers) (incorporated by reference to Exhibit 10.1 of Registrant's Current Report on Form 8-K dated June 15, 2021) |
| 10.13* | Form of Texas Roadhouse, Inc. 2021 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (Member of Board of Directors) (incorporated by reference to Exhibit 10.1 of Registrant's Current Report on Form 8-K dated June 15, 2021) |
| 10.14* | Employment Agreement between Texas Roadhouse Management Corp. and Christopher C. Colson dated December 27, 2024 (incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024) |
| 10.15* | Employment Agreement between Texas Roadhouse Management Corp. and Travis C. Doster dated December 27, 2024 (incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024) |
| 10.16* | Employment Agreement between Texas Roadhouse Management Corp. and David Christopher Monroe dated December 27, 2024 (incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024) |
| 10.17* | Employment Agreement between Texas Roadhouse Management Corp. and Gerald L. Morgan dated December 27, 2024 (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024) |
| 10.18* | Employment Agreement between Texas Roadhouse Management Corp. and Hernan E. Mujica dated December 27, 2024 (incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024) |
| 10.19* | Employment Agreement between Texas Roadhouse Management Corp. and Regina A. Tobin dated December 27, 2024 (incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024) |
| 10.20* | First Amendment to Employment Agreement between Texas Roadhouse Management Corp. and Gerald L. Morgan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated August 14, 2025) |
| 10.21* | First Amendment to Employment Agreement between Texas Roadhouse Management Corp. and Christopher C. Colson (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated August 14, 2025) |
| 10.22* | Executive Employment Agreement between Texas Roadhouse Management Corp. and Lloyd Paul Marshall (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated August 14, 2025) |
| 10.23* | Form of Texas Roadhouse, Inc. 2021 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (Non-Officers) (incorporated by reference to Exhibit 10.2 to Registrant's of the Registrant's Quarterly Report on Form 10-Q for the period ended September 26, 2023) |
| 10.24 | Credit Agreement, dated as of April 24, 2025 by and among Texas Roadhouse, Inc., and the lenders named therein and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated April 24, 2025) |
| 10.25* | Separation Agreement and Release of Claims dated June 9, 2025 by and between David Christopher Monroe and Texas Roadhouse Management Corp. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated June 9, 2025) |

| Exhibit No. | Description |
|---|---|
| 10.26* | Executive Employment Agreement between Texas Roadhouse Management Corp. and Michael Lenihan dated December 1, 2025 and having an effective date of December 3, 2025 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated December 1, 2025) |
| 10.27* | Employment Agreement between Texas Roadhouse Management Corp. and Keith Humpich dated December 1, 2025 and having an effective date of December 3, 2025 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated December 1, 2025) |
| 19.1 | Texas Roadhouse, Inc. Stock Trading Policy (incorporated by reference to Exhibit 19.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024) |
| 21.1 | List of Subsidiaries |
| 23.1 | Consent of KPMG LLP, Independent Registered Public Accounting Firm |
| 31.1 | Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.3 | Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 97* | Texas Roadhouse, Inc. Policy for Recovery of Incentive Compensation for Executive Officers dated November 9, 2023 (incorporated by reference to Exhibit 97 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024) |
| 101 | The following financial statements from the Texas Roadhouse, Inc. Annual Report on Form 10-K for the year ended December 30, 2025, filed February 27, 2026, formatted in inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Stockholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) the Notes to the Consolidated Financial Statements. |
| 104 | Cover page, formatted in iXBRL and contained in Exhibit 101. |

\* Management contract or compensatory plan or arrangement required to be filed as an exhibit to Form 10-K.

**ITEM 16.  FORM 10-K SUMMARY**

Not applicable.


**SIGNATURES**


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEXAS ROADHOUSE, INC.


By:  /s/ GERALD L. MORGAN
     *Chief Executive Officer, Executive Vice Chairman*
Date: February 27, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ GERALD L. MORGAN<br>Gerald L. Morgan | Chief Executive Officer, Executive Vice Chairman<br>(Principal Executive Officer) | February 27, 2026 |
| /s/ MICHAEL S. LENIHAN<br>Michael S. Lenihan | Chief Financial Officer<br>(Principal Financial Officer) | February 27, 2026 |
| /s/ KEITH V. HUMPICH<br>Keith V. Humpich | Chief Accounting and Financial Services Officer<br>(Principal Accounting Officer) | February 27, 2026 |
| /s/ GREGORY N. MOORE<br>Gregory N. Moore | Chairman of the Board | February 27, 2026 |
| /s/ JANE GROTE ABELL<br>Jane Grote Abell | Director | February 27, 2026 |
| /s/ HUGH J. CARROLL<br>Hugh J. Carroll | Director | February 27, 2026 |
| /s/ MICHAEL A. CRAWFORD<br>Michael A. Crawford | Director | February 27, 2026 |
| /s/ DONNA E. EPPS<br>Donna E. Epps | Director | February 27, 2026 |
| /s/ WAYNE L. JONES<br>Wayne L. Jones | Director | February 27, 2026 |
| /s/ CURTIS A. WARFIELD<br>Curtis A. Warfield | Director | February 27, 2026 |

# Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Texas Roadhouse, Inc.:

*Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated balance sheets of Texas Roadhouse, Inc. and subsidiaries (the Company) as of December 30, 2025 and December 31, 2024, the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 30, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2025 and December 31, 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

*Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Critical Audit Matter*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Potential indicators of impairment of long-lived assets*

As discussed in Note 2 to the consolidated financial statements, the Company assesses long-lived assets, primarily related to restaurants held and used in the business for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a restaurant, or an asset group, may not be recoverable. Trailing 12-month cash flow results under predetermined amounts at the individual restaurant level are the Company's primary indicator that the carrying amount of a restaurant may not be recoverable. Property and equipment, net of accumulated depreciation, and the operating lease right-of-use assets, net as of December 30, 2025 were $1,803.8 million and $879.5 million, respectively

We identified the assessment of the Company's determination of potential indicators of impairment of long-lived assets as a critical audit matter. Subjective auditor judgement was required to evaluate the events or circumstances

indicating the carrying amount of a restaurant may not be recoverable, including the determination of the cash flow thresholds and the utilization of trailing 12-month cash flow results to identify a potential impairment trigger.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's long-lived asset impairment process, including controls relating to determination and identification of potential indicators of impairment. We evaluated the Company's methodology of using trailing 12-month cash flow results under predetermined thresholds at the individual restaurant level as a potential indicator of impairment. Specifically, we evaluated the Company's assessment of the factors considered, including the cash flow results at the individual restaurant level and the cash flow thresholds used in the Company's analysis. We tested that those restaurants with trailing 12-month cash flows were evaluated for potential impairment triggers, and we compared the trailing 12-month cash flow results used in the Company's analysis to historical financial data. We also assessed other events and circumstances that could have been indicative of a potential impairment trigger by reviewing management's development reports and related meeting minutes and the board of directors meeting minutes.

/s/ KPMG LLP

We have served as the Company's auditor since 1998.

Louisville, Kentucky
February 27, 2026

## Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Texas Roadhouse, Inc.:

*Opinion on Internal Control Over Financial Reporting*

We have audited Texas Roadhouse, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 30, 2025 and December 31, 2024, the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 30, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2026 expressed an unqualified opinion on those consolidated financial statements.

*Basis for Opinion*

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

*Definition and Limitations of Internal Control Over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Louisville, Kentucky
February 27, 2026

# Texas Roadhouse, Inc. and Subsidiaries

## Consolidated Balance Sheets

### (in thousands, except share and per share data)

| | December 30, 2025 | December 31, 2024 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 134,709 | $ 245,225 |
| Receivables, net of allowance for doubtful accounts of $12 at December 30, 2025 and $7 at December 31, 2024 | 214,511 | 193,170 |
| Inventories, net | 45,560 | 40,756 |
| Prepaid income taxes | 13,774 | — |
| Prepaid expenses and other current assets | 42,922 | 37,417 |
| Total current assets | 451,476 | 516,568 |
| Property and equipment, net of accumulated depreciation of $1,379,207 at December 30, 2025 and $1,223,064 at December 31, 2024 | 1,803,841 | 1,617,673 |
| Operating lease right-of-use assets, net | 879,521 | 769,865 |
| Goodwill | 242,220 | 169,684 |
| Intangible assets, net of accumulated amortization of $29,611 at December 30, 2025 and $23,147 at December 31, 2024 | 17,742 | 1,265 |
| Other assets | 154,672 | 115,724 |
| Total assets | $ 3,549,472 | $ 3,190,779 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Current portion of operating lease liabilities | $ 30,953 | $ 28,172 |
| Accounts payable | 163,421 | 144,791 |
| Deferred revenue-gift cards | 448,744 | 401,198 |
| Accrued wages | 97,380 | 101,981 |
| Income taxes payable | 123 | 2,986 |
| Accrued taxes and licenses | 53,421 | 56,824 |
| Other accrued liabilities | 114,795 | 92,178 |
| Total current liabilities | 908,837 | 828,130 |
| Operating lease liabilities, net of current portion | 943,070 | 826,300 |
| Restricted stock and other deposits | 9,525 | 9,288 |
| Deferred tax liabilities, net | 14,682 | 8,184 |
| Other liabilities | 191,656 | 145,154 |
| Total liabilities | 2,067,770 | 1,817,056 |
| Texas Roadhouse, Inc. and subsidiaries stockholders' equity: | | |
| Preferred stock ($0.001 par value, 1,000,000 shares authorized; no shares issued or outstanding) | — | — |
| Common stock ($0.001 par value, 100,000,000 shares authorized, 65,943,730 and 66,574,626 shares issued and outstanding at December 30, 2025 and December 31, 2024, respectively) | 66 | 67 |
| Retained earnings | 1,460,754 | 1,358,280 |
| Total Texas Roadhouse, Inc. and subsidiaries stockholders' equity | 1,460,820 | 1,358,347 |
| Noncontrolling interests | 20,882 | 15,376 |
| Total equity | 1,481,702 | 1,373,723 |
| Total liabilities and equity | $ 3,549,472 | $ 3,190,779 |

See accompanying Notes to Consolidated Financial Statements.

# Texas Roadhouse, Inc. and Subsidiaries

## Consolidated Statements of Income

### (in thousands, except per share data)

| | Fiscal Year Ended | | |
| --- | --- | --- | --- |
| | December 30, 2025 | December 31, 2024 | December 26, 2023 |
| Revenue: | | | |
| Restaurant and other sales | $ 5,847,234 | $ 5,341,853 | $ 4,604,554 |
| Royalties and franchise fees | 30,841 | 31,479 | 27,118 |
| Total revenue | 5,878,075 | 5,373,332 | 4,631,672 |
| Costs and expenses: | | | |
| Restaurant operating costs (excluding depreciation and amortization shown separately below): | | | |
| Food and beverage | 2,049,687 | 1,785,119 | 1,593,852 |
| Labor | 1,944,416 | 1,764,740 | 1,539,124 |
| Rent | 92,321 | 80,560 | 72,766 |
| Other operating | 855,092 | 795,657 | 690,848 |
| Pre-opening | 27,502 | 28,090 | 29,234 |
| Depreciation and amortization | 206,640 | 178,157 | 153,202 |
| Impairment and closure, net | 349 | 1,226 | 275 |
| General and administrative | 227,328 | 223,264 | 198,382 |
| Total costs and expenses | 5,403,335 | 4,856,813 | 4,277,683 |
| Income from operations | 474,740 | 516,519 | 353,989 |
| Interest income, net | 3,137 | 6,774 | 2,984 |
| Equity income from investments in unconsolidated affiliates | 2,879 | 1,197 | 1,351 |
| Income before taxes | 480,756 | 524,490 | 358,324 |
| Income tax expense | 66,421 | 80,145 | 44,649 |
| Net income including noncontrolling interests | 414,335 | 444,345 | 313,675 |
| Less: Net income attributable to noncontrolling interests | 8,781 | 10,753 | 8,799 |
| Net income attributable to Texas Roadhouse, Inc. and subsidiaries | $ 405,554 | $ 433,592 | $ 304,876 |
| | | | |
| Net income per common share attributable to Texas Roadhouse, Inc. and subsidiaries: | | | |
| Basic | $ 6.11 | $ 6.50 | $ 4.56 |
| Diluted | $ 6.10 | $ 6.47 | $ 4.54 |
| Weighted average shares outstanding: | | | |
| Basic | 66,324 | 66,752 | 66,893 |
| Diluted | 66,511 | 67,011 | 67,149 |
| Cash dividends declared per share | $ 2.72 | $ 2.44 | $ 2.20 |

See accompanying Notes to Consolidated Financial Statements.

# Texas Roadhouse, Inc. and Subsidiaries

## Consolidated Statements of Stockholders' Equity

### (tabular amounts in thousands, except share data)

| | Shares | Par Value | Additional Paid-in-Capital | Retained Earnings | Total Texas Roadhouse, Inc. and Subsidiaries | Noncontrolling Interests | Total |
|---|---|---|---|---|---|---|---|
| Balance, December 27, 2022 | 66,973,311 | $ 67 | $ 13,139 | $ 999,432 | $ 1,012,638 | $ 15,024 | $ 1,027,662 |
| Net income | — | — | — | 304,876 | 304,876 | 8,799 | 313,675 |
| Distributions to noncontrolling interest holders | — | — | — | — | — | (7,974) | (7,974) |
| Dividends declared ($2.20 per share) | — | — | — | (147,182) | (147,182) | — | (147,182) |
| Shares issued under share-based compensation plans including tax effects | 391,793 | — | — | — | — | — | — |
| Indirect repurchase of shares for minimum tax withholdings | (120,614) | — | (12,688) | — | (12,688) | — | (12,688) |
| Repurchase of shares of common stock, including excise taxes | (455,026) | — | (34,681) | (15,531) | (50,212) | — | (50,212) |
| Share-based compensation | — | — | 34,230 | — | 34,230 | — | 34,230 |
| Balance, December 26, 2023 | 66,789,464 | $ 67 | $ — | $ 1,141,595 | $ 1,141,662 | $ 15,849 | $ 1,157,511 |
| Net income | — | — | — | 433,592 | 433,592 | 10,753 | 444,345 |
| Distributions to noncontrolling interest holders | — | — | — | — | — | (10,361) | (10,361) |
| Acquisition of noncontrolling interest, net of deferred taxes | — | — | (3,297) | — | (3,297) | (865) | (4,162) |
| Dividends declared ($2.44 per share) | — | — | — | (162,864) | (162,864) | — | (162,864) |
| Shares issued under share-based compensation plans including tax effects | 358,077 | — | — | — | — | — | — |
| Indirect repurchase of shares for minimum tax withholdings | (111,253) | — | (17,608) | — | (17,608) | — | (17,608) |
| Repurchase of shares of common stock, including excise taxes | (461,662) | — | (26,150) | (54,043) | (80,193) | — | (80,193) |
| Share-based compensation | — | — | 47,055 | — | 47,055 | — | 47,055 |
| Balance, December 31, 2024 | 66,574,626 | $ 67 | $ — | $ 1,358,280 | $ 1,358,347 | $ 15,376 | $ 1,373,723 |
| Net income | — | — | — | 405,554 | 405,554 | 8,781 | 414,335 |
| Noncontrolling interests in acquiree | — | — | — | — | — | 3,245 | 3,245 |
| Distributions to noncontrolling interest holders | — | — | — | — | — | (8,817) | (8,817) |
| Contribution from noncontrolling interest | — | — | — | — | — | 2,297 | 2,297 |
| Dividends declared ($2.72 per share) | — | — | — | (180,262) | (180,262) | — | (180,262) |
| Shares issued under share-based compensation plans including tax effects | 346,460 | — | — | — | — | — | — |
| Indirect repurchase of shares for minimum tax withholdings | (108,349) | — | (19,484) | — | (19,484) | — | (19,484) |
| Repurchase of shares of common stock, including excise taxes | (869,007) | (1) | (28,281) | (122,818) | (151,100) | — | (151,100) |
| Share-based compensation | — | — | 47,765 | — | 47,765 | — | 47,765 |
| Balance, December 30, 2025 | 65,943,730 | $ 66 | $ — | $ 1,460,754 | $ 1,460,820 | $ 20,882 | $ 1,481,702 |

See accompanying Notes to Consolidated Financial Statements.

**Texas Roadhouse, Inc. and Subsidiaries**

**Consolidated Statements of Cash Flows**

**(in thousands)**

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2025 | December 31, 2024 | December 26, 2023 |
| **Cash flows from operating activities:** | | | |
| Net income including noncontrolling interests | $ 414,335 | $ 444,345 | $ 313,675 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 206,640 | 178,157 | 153,202 |
| Deferred income taxes | 7,025 | (13,803) | 3,115 |
| Loss on disposition of assets | 4,809 | 3,572 | 3,783 |
| Impairment and closure costs | 120 | 845 | 200 |
| Equity income from investments in unconsolidated affiliates | (2,879) | (1,197) | (1,351) |
| Distributions of income received from investments in unconsolidated affiliates | 865 | 1,133 | 689 |
| Provision for doubtful accounts | 5 | (28) | (14) |
| Share-based compensation expense | 47,765 | 47,055 | 34,230 |
| Changes in operating working capital, net of acquisitions: | | | |
| Receivables | (21,306) | (17,668) | (24,420) |
| Inventories | (3,646) | (2,436) | 105 |
| Prepaid expenses and other current assets | (4,634) | (2,245) | (5,612) |
| Other assets | (32,358) | (20,097) | (22,617) |
| Accounts payable | 18,962 | 13,142 | 23,083 |
| Deferred revenue—gift cards | 45,420 | 27,285 | 37,347 |
| Accrued wages | (4,724) | 33,919 | 13,518 |
| Prepaid income taxes and income taxes payable | (16,637) | 6,136 | 1,514 |
| Accrued taxes and licenses | (4,276) | 14,393 | 6,581 |
| Other accrued liabilities | 18,743 | 2,842 | (3,460) |
| Operating lease right-of-use assets and lease liabilities | 9,337 | 8,085 | 6,313 |
| Other liabilities | 46,501 | 30,194 | 25,103 |
| Net cash provided by operating activities | 730,067 | 753,629 | 564,984 |
| **Cash flows from investing activities:** | | | |
| Capital expenditures—property and equipment | (387,996) | (354,341) | (347,034) |
| Acquisitions of franchise restaurants, net of cash acquired | (107,528) | — | (39,153) |
| Acquisitions of franchise rights | (6,000) | — | — |
| Purchases of debt securities | (4,175) | — | — |
| Proceeds from sale of investments in unconsolidated affiliates | 2,548 | — | 627 |
| Proceeds from sale of property and equipment | 1,200 | 1,441 | 2,110 |
| Proceeds from sale leaseback transactions | 19,137 | 15,999 | 16,283 |
| Net cash used in investing activities | (482,814) | (336,901) | (367,167) |
| **Cash flows from financing activities:** | | | |
| Payments on revolving credit facility | — | — | (50,000) |
| Debt issuance costs | (1,525) | — | — |
| Proceeds from noncontrolling interest contribution | 2,297 | — | — |
| Distributions to noncontrolling interest holders | (8,817) | (10,361) | (7,974) |
| Acquisitions of noncontrolling interests | — | (5,279) | — |
| Proceeds from restricted stock and other deposits, net | 459 | 366 | 405 |
| Indirect repurchase of shares for minimum tax withholdings | (19,484) | (17,608) | (12,688) |
| Repurchase of shares of common stock, including excise taxes as applicable | (150,437) | (80,003) | (49,993) |
| Dividends paid to shareholders | (180,262) | (162,864) | (147,182) |
| Net cash used in financing activities | (357,769) | (275,749) | (267,432) |
| Net (decrease) increase in cash and cash equivalents | (110,516) | 140,979 | (69,615) |
| Cash and cash equivalents—beginning of period | 245,225 | 104,246 | 173,861 |
| Cash and cash equivalents—end of period | $ 134,709 | $ 245,225 | $ 104,246 |
| Supplemental disclosures of cash flow information: | | | |
| Interest paid | $ 981 | $ 891 | $ 1,119 |
| Income taxes paid | $ 75,094 | $ 87,333 | $ 39,861 |
| Capital expenditures included in current liabilities | $ 35,965 | $ 34,509 | $ 47,550 |

See accompanying Notes to Consolidated Financial Statements.

**Texas Roadhouse, Inc. and Subsidiaries**

**Notes to Consolidated Financial Statements**

**(Tabular amounts in thousands, except share and per share data)**

**(1) Description of Business**

Texas Roadhouse, Inc. and subsidiaries in which we have a controlling interest (collectively, the "Company," "we," "our," and/or "us"), is a growing restaurant company operating predominantly in the casual dining segment. Our late founder, W. Kent Taylor, started the business in 1993 with the opening of the first Texas Roadhouse restaurant in Clarksville, Indiana.

The Company maintains three restaurant concepts operating as Texas Roadhouse, Bubba's 33, and Jaggers. As of December 30, 2025, we owned and operated 714 restaurants and franchised an additional 102 restaurants in 49 states, one U.S. territory, and ten foreign countries. Of the 102 franchise restaurants, there were 41 domestic and 61 international restaurants, including two in a U.S. territory. As of December 31, 2024, we owned and operated 666 restaurants and franchised an additional 118 restaurants in 49 states, one U.S. territory, and ten foreign countries. Of the 118 franchise restaurants, there were 60 domestic and 58 international restaurants, including one in a U.S. territory.

**(2) Summary of Significant Accounting Policies**

*Principles of Consolidation*

The accompanying consolidated financial statements present the financial position, results of operations, and cash flows of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

As of December 30, 2025 and December 31, 2024, we owned a majority interest in 20 and 19 company restaurants, respectively. The operating results of these majority-owned restaurants are consolidated and the portion of income attributable to noncontrolling interests is recorded in the line item net income attributable to noncontrolling interests in our consolidated statements of income.

As of December 30, 2025 and December 31, 2024, we owned a 5.0% to 10.0% equity interest in 14 and 20 domestic franchise restaurants, respectively. These unconsolidated restaurants are accounted for using the equity method. Our investments in these unconsolidated affiliates are included in other assets in our consolidated balance sheets, and our percentage share of net income earned by these unconsolidated affiliates is recorded in the line item equity income from investments in unconsolidated affiliates in our consolidated statements of income.

*Fiscal Year*

We utilize a 52 or 53 week accounting period that typically ends on the last Tuesday in December. We utilize a 13 week accounting period for quarterly reporting purposes, except in years containing 53 weeks when the fourth quarter contains 14 weeks. Fiscal years 2025 and 2023 were 52 weeks in length and fiscal year 2024 was 53 weeks in length. In fiscal year 2024, the additional week increased restaurant and other sales by $114.7 million and increased net income by approximately 5% in our consolidated statements of income.

*Use of Estimates*

We have made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reporting of revenue and expenses during the period to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). Significant items subject to such estimates and assumptions include the valuation of property and equipment, intangible assets, goodwill, lease liabilities and right-of-use assets, obligations related to insurance reserves, legal reserves, income taxes, and gift card breakage and fees. Actual results could differ from those estimates.

**Texas Roadhouse, Inc. and Subsidiaries**

**Notes to Consolidated Financial Statements**

**(Tabular amounts in thousands, except share and per share data)**

### *Segment Reporting*

Operating segments are defined as components of a company that engage in business activities from which it may earn revenue and incur expenses, and for which separate financial information is available and is regularly reviewed by the chief operating decision maker ("CODM") to assess the performance of the individual segments and make decisions about resources to be allocated to the segments. The Company's operating segments have been identified in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") ASC 280, *Segment Reporting*.

We have identified Texas Roadhouse, Bubba's 33, Jaggers, and our retail initiatives as separate operating segments. In addition, we have identified Texas Roadhouse and Bubba's 33 as reportable segments. For further discussion of segment reporting, refer to Note 19.

### *Cash and Cash Equivalents*

We consider all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents also include receivables from credit card companies as these balances are highly liquid in nature and are settled within two to three business days. These amounted to $50.9 million and $49.4 million at December 30, 2025 and December 31, 2024, respectively.

### *Receivables*

Receivables consist principally of amounts due from retail gift card providers, vendor rebates, certain franchise restaurants for reimbursement of labor costs, pre-opening, and other expenses, and franchise restaurants for royalties and advertising fees.

Receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical collection experience, adjusted for current and forecasted economic conditions and other factors such as credit risk or industry trends, and the age of receivables. We review our allowance for doubtful accounts quarterly. Past due balances over 120 days are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

### *Inventories*

Inventories, consisting principally of food, beverages, and supplies, are valued at the lower of cost (first-in, first-out) or net realizable value.

### *Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on property and equipment, including assets located on leased properties, over the shorter of the estimated useful lives of the related assets or the underlying lease term using the straight-line method. In most cases, assets on leased properties are depreciated over a period of time which includes both the initial term of the lease and one or more option periods.

The estimated useful lives are:

| | |
|---|---|
| Land improvements. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10 - 25 years |
| Buildings and leasehold improvements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10 - 25 years |
| Furniture, fixtures and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 - 10 years |

The cost of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived assets and included in property and equipment, net.

### Cloud Computing Arrangements

The Company capitalizes cloud computing implementation costs and amortizes these costs on a straight-line basis over the term of the related service agreement, including renewal periods that are reasonably certain to be exercised. Capitalized cloud computing implementation costs were $2.6 million and $5.9 million, net of accumulated amortization, as of December 30, 2025 and December 31, 2024, respectively. These costs are included in prepaid expenses and other current assets and other assets in our consolidated balance sheets. Related amortization expense was $1.7 million, $3.9 million, and $1.4 million for the years ended December 30, 2025, December 31, 2024, and December 26, 2023, respectively, and is included in general and administrative expenses in our consolidated statements of income.

### Leases

We recognize operating lease right-of-use assets and operating lease liabilities for real estate leases, including our restaurant leases, as well as certain restaurant equipment leases based on the present value of the lease payments over the lease term. At lease inception, we include option periods that we are reasonably certain to exercise in the lease term. To determine if an option is reasonably certain to be exercised, we analyze the economic penalties that would be imposed from a failure to renew a lease, including the loss of our investment in leasehold improvements or the loss of future cash flows. We estimate the present value of lease payments based on our incremental borrowing rate which considers our estimated credit rating for a secured or collateralized instrument and corresponds to the underlying lease term. In addition, operating lease right-of-use assets are reduced for accrued rent and increased for any initial direct costs recognized at lease inception. For real estate and restaurant equipment leases commencing in 2019 and later, we account for lease and non-lease components as a single lease component. Reductions of the right-of-use asset and the changes in the lease liability are included within the changes in operating lease right-of-use assets and lease liabilities in our consolidated statements of cash flows.

Certain of our operating leases contain predetermined fixed escalations of the minimum rent over the lease term. For these leases, we recognize the related total rent expense on a straight-line basis over the lease term. We may receive rent concessions or leasehold improvement incentives upon opening a restaurant that is subject to a lease which we consider when determining straight-line rent expense. We also may receive rent holidays, which would begin on the possession date and end when the store opens, during which no cash rent payments are typically due under the terms of the lease. Rent holidays are included in the lease term when determining straight-line rent expense.

Certain of our operating leases contain clauses that provide for additional contingent rent based on a percentage of sales greater than certain specified target amounts. We recognize contingent rent expense as variable rent expense prior to the achievement of the specified target that triggers the contingent rent, provided achievement of the target is considered probable. In addition, certain of our operating leases have variable escalations of the minimum rent that depend on an index or rate. For these leases, we recognize operating lease right-of-use assets and operating lease liabilities based on the index or rate at the commencement date. Any subsequent changes to the index or rate are recognized as variable rent expense when the escalation is determinable.

Sale-leasebacks are transactions through which we sell previously acquired land at fair value and subsequently enter into a lease agreement on the same land. The resulting lease agreement is evaluated to determine classification as an operating or finance lease and is recorded based on the lease classification. Refer to Note 8 for further discussion of leases.

**Texas Roadhouse, Inc. and Subsidiaries**

**Notes to Consolidated Financial Statements**

**(Tabular amounts in thousands, except share and per share data)**

### *Goodwill*

Goodwill represents the excess of cost over fair value of assets of businesses acquired. In accordance with ASC 350, *Intangibles—Goodwill and Other* ("ASC 350"), goodwill is not subject to amortization and is evaluated for impairment on an annual basis, or sooner if an event or other circumstance indicates that goodwill may be impaired. The annual assessment date is the first day of our fourth quarter.

ASC 350 requires that goodwill be tested for impairment at the reporting unit level, or the level of internal reporting that reflects the way in which an entity manages its businesses. A reporting unit is defined as an operating segment, or one level below an operating segment. Our goodwill reporting units are at the concept or operating segment level.

As stated in ASC 350, an entity may first assess qualitative factors in order to determine if it is necessary to perform the quantitative test. In 2025 and 2024, we elected to perform a qualitative assessment for our annual review of goodwill. This review included evaluating factors such as macroeconomic conditions, industry and market considerations, cost factors, changes in management or key personnel, sustained decreases in share price, and the overall financial performance of the Company's reporting units at the concept level. As a result of the qualitative assessment, no indicators of impairment were identified, and no additional indicators of impairment were identified through the end of the fiscal year that would require additional testing.

In 2025, 2024, and 2023, we determined there was no goodwill impairment. Refer to Note 7 for additional information related to goodwill and intangible assets.

### *Other Assets*

Other assets consist primarily of deferred compensation plan assets, deposits, captive insurance investments, and investments in unconsolidated affiliates. For further discussion of the deferred compensation plan, refer to Note 15 and Note 16.

### *Impairment or Disposal of Long-lived Assets*

In accordance with ASC 360, *Property, Plant, and Equipment*, long-lived assets to be held and used in the business, such as property and equipment, operating lease right-of-use assets, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purposes of this evaluation, we define the asset group at the individual restaurant level. When we evaluate the restaurants, cash flows are the primary indicator of impairment.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the restaurant to estimated undiscounted future cash flows expected to be generated by the restaurant. Under our policies, trailing 12-month cash flow results under a predetermined amount at the individual restaurant level signals potential impairment. In our evaluation of restaurants that do not meet the cash flow threshold, we estimate future undiscounted cash flows from operating the restaurant over its remaining useful life, which can be for a period of over 20 years. In the estimation of future cash flows, we consider the period of time the restaurant has been open, the trend of operations over such period, and future periods and expectations of future sales growth. Assumptions about important factors such as the trend of future operations and sales growth are limited to those that are supportable based upon the plans for the restaurant and actual results at comparable restaurants.

If the carrying amount of the restaurant exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount exceeds the estimated fair value of the assets. We generally measure fair value by discounting estimated future cash flows. When fair value is measured by discounting estimated future cash flows, the assumptions used are consistent with what we believe hypothetical market participants would use. We also use a discount rate that is commensurate with the risk inherent in the projected cash flows. The adjusted carrying amounts of assets to be held and used are depreciated over their remaining useful life. Refer to Note 17 for further discussion of amounts recorded as part of our impairment analysis.

### Insurance Reserves

We self-insure a significant portion of expected losses related to employee health, workers' compensation, general liability, employment practices liability, cybersecurity, and property claims. This includes our wholly-owned captive insurance company which covers certain lines of coverage. We use third-party insurance with varying retention levels to limit our exposure to significant losses.

We record a liability for unresolved claims and for an estimate of incurred but not reported claims based on historical experience. The estimated liability is based on a number of assumptions and factors regarding economic conditions, the frequency and severity of claims, and claim development history and settlement practices. Our assumptions are reviewed, monitored, and adjusted when warranted by changing circumstances.

### Revenue Recognition

We recognize revenue in accordance with ASC 606, *Revenue from Contracts with Customers,* which requires an entity to allocate the transaction price received from customers to each separate and distinct performance obligation and recognize revenue as these performance obligations are satisfied. We recognize revenue from company restaurant sales when food and beverage products are sold. Restaurant sales include gross food and beverage sales, net of promotions and discounts, for all company restaurants. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from restaurant sales in the consolidated statements of income.

We record deferred revenue for gift cards that have been sold but not yet redeemed. When the gift cards are redeemed, we recognize restaurant sales and reduce deferred revenue. For some of the gift cards that are sold we have determined that, based on our historic gift card redemption patterns, the likelihood of redemption is remote. For these gift cards, we record a breakage adjustment as a component of restaurant and other sales in the consolidated statements of income and reduce deferred revenue by the amount never expected to be redeemed. We use historic gift card redemption patterns to determine the breakage rate to utilize and recognize the expected breakage amount in a manner consistent with the actual redemption pattern of the associated gift card. We review the breakage rate on an annual basis, or sooner if circumstances indicate that the rate may have significantly changed and update the rate as needed. In addition, we incur fees on all gift cards that are sold through third-party retailers. These fees are also deferred and recorded consistent with the actual redemption pattern of the associated gift cards and are recorded as a component of restaurant and other sales in the consolidated statements of income.

We also recognize revenue from our franchising of Texas Roadhouse and Jaggers restaurants and from sales of our royalty-based retail products. This includes royalties and domestic marketing and advertising fees, initial and upfront franchise fees, domestic and international development agreements, and supervisory and administrative service fees. We recognize royalties and domestic marketing and advertising fees as franchise restaurant sales occur. For initial and upfront franchise fees and fees from development agreements, because the services we provide related to these fees do not contain separate and distinct performance obligations from the franchise right, these fees are recognized on a straight-line basis over the term of the associated franchise agreement. We recognize fees from supervision and administrative services as incurred. We recognize royalty revenue related to our royalty-based retail products as sales of those products occur by our licensed manufacturers.

### Income Taxes

We account for income taxes in accordance with ASC 740, *Income Taxes*, under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. We recognize both interest and penalties on unrecognized tax benefits as part of income tax expense. A valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Any change in the valuation allowance would be charged to income in the period such determination was made. For all years presented, no valuation allowances have been recorded.

*Advertising*

We have a domestic system-wide marketing and advertising fund. We maintain control of the marketing and advertising fund and, as such, have consolidated the fund's activity for all the years presented. Domestic company and franchise restaurants are required to remit a designated portion of sales to the advertising fund. Advertising expenses related to company restaurants are expensed as incurred and recorded as a component of other operating costs in our consolidated statements of income. Advertising contributions received from our franchisees are recorded as a component of franchise royalties and fees in our consolidated statements of income. The associated advertising expenses are recorded as incurred within general and administrative expenses in our consolidated statements of income.

Other costs related to local restaurant area marketing initiatives are expensed as incurred and recorded as a component of other operating costs in our consolidated statements of income. These costs and the company restaurant advertising expenses amounted to $35.1 million, $31.8 million, and $28.3 million for the years ended December 30, 2025, December 31, 2024, and December 26, 2023, respectively.

*Pre-opening Expenses*

Pre-opening expenses, which are charged to operations as incurred, consist of expenses incurred before the opening of a new or relocated restaurant and consist principally of opening team and training team compensation and benefits, travel expenses, rent, food, beverage, and other initial supplies and expenses.

*Fair Value of Financial Instruments*

Fair value is defined as the price that we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants on the measurement date. ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This includes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date.

| | |
|---|---|
| Level 1 | Inputs based on quoted prices in active markets for identical assets. |
| Level 2 | Inputs other than quoted prices included within Level 1 that are observable for the assets, either directly or indirectly. |
| Level 3 | Inputs that are unobservable for the asset. |

Fair value measurements are separately disclosed by level within the fair value hierarchy. Refer to Note 16 for further discussion of fair value measurement.

*Recently Adopted Accounting Pronouncements*

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU primarily provides enhanced disclosures about an entity's income tax including consistent categories and greater disaggregation of the information included in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The amendments in this update are effective for fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2025. We adopted this guidance retrospectively for all reporting periods presented as of December 30, 2025, and provided additional details and disclosures in our income taxes disclosure. Refer to Note 9 for further discussion of income taxes.

*Recently Issued Accounting Pronouncements*

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.* This ASU primarily provides enhanced disclosures about the components of expenses within the income statement including purchases of inventory, employee

compensation, depreciation, and intangible asset amortization. The amendments in this update are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, and may be applied either prospectively or retrospectively for all prior periods presented. We are currently assessing the impact of this new standard on our disclosures and expect to provide additional detail and disclosures under this new guidance.

## (3) Revenue

The following table disaggregates our revenue by major source:

|  | Fiscal Year Ended | | |
| --- | --- | --- | --- |
|  | December 30, 2025 | December 31, 2024 | December 26, 2023 |
| Restaurant and other sales ......................... | $ 5,847,234 | $ 5,341,853 | $ 4,604,554 |
| Royalties ...................................... | 28,183 | 28,342 | 24,169 |
| Franchise fees ................................. | 2,658 | 3,137 | 2,949 |
| Total revenue................................... | $ 5,878,075 | $ 5,373,332 | $ 4,631,672 |

The following table presents a rollforward of deferred revenue-gift cards:

|  | Fiscal Year Ended | |
| --- | --- | --- |
|  | December 30, 2025 | December 31, 2024 |
| Beginning balance.............................................. | $ 401,198 | $ 373,913 |
| Gift card activations, net of third-party fees ............................ | 514,276 | 479,244 |
| Gift card redemptions and breakage ................................. | (466,730) | (451,959) |
| Ending balance ............................................... | $ 448,744 | $ 401,198 |

We recognized restaurant sales of $253.2 million for the year ended December 30, 2025 related to amounts in deferred revenue as of December 31, 2024. We recognized restaurant sales of $234.0 million for the year ended December 31, 2024 related to amounts in deferred revenue as of December 26, 2023.

## (4) Acquisitions

### *Business Combinations*

During the year ended December 30, 2025, we completed the acquisitions of 20 domestic franchise Texas Roadhouse restaurants. Pursuant to the terms of the acquisition agreements, we paid a total purchase price of $107.5 million, net of cash acquired.

These transactions were accounted for using the acquisition method as defined in ASC 805, *Business Combinations*. These acquisitions are consistent with our long-term strategy to increase net income and earnings per share.

We held a 5% equity interest in three of the restaurants acquired and a 10% equity interest in three of the restaurants acquired. These transactions were accounted for as step acquisitions and we recorded a gain of $2.2 million on our previous investments in equity income from investments in unconsolidated affiliates in the consolidated statements of income.

The following table summarizes the consideration paid for these acquisitions, and the estimated fair value of the assets acquired and the liabilities assumed at the acquisition date, which are adjusted for measurement-period adjustments through December 30, 2025.

| | |
|---|---:|
| Current assets | $ 1,397 |
| Property and equipment | 25,067 |
| Operating lease right-of-use assets | 41,646 |
| Goodwill | 72,536 |
| Intangible assets | 16,940 |
| Other assets | 526 |
| Current portion of operating lease liabilities | (1,597) |
| Deferred revenue-gift cards | (2,126) |
| Current liabilities | (1,787) |
| Operating lease liabilities, net of current portion | (41,829) |
| Noncontrolling interests | (3,245) |
| | $ 107,528 |

The aggregate purchase price is preliminary as we are finalizing working capital adjustments. Intangible assets represent reacquired franchise rights which are being amortized over a weighted-average useful life of 4.1 years. We expect $65.4 million of the total goodwill will be deductible for tax purposes and believe the resulting amount of goodwill reflects the benefit of sales and unit growth opportunities as well as the benefit of the assembled workforce of the acquired restaurants.

Pro forma financial detail and operating results have not been presented as the results of the acquired restaurants are not material to our consolidated financial position, results of operations, or cash flows.

*Asset Acquisitions*

During the year ended December 30, 2025, we completed the acquisition of our previously leased office buildings in Louisville, Kentucky that house our Support Center, for a total purchase price of $22.8 million. The transaction was accounted for as an asset acquisition in accordance with ASC 805, *Business Combinations*. The allocation of the purchase price consisted of land and building improvements and was based on their relative fair value as of the acquisition date.

During the year ended December 30, 2025, we completed the acquisition of previously granted franchise development rights related to three future restaurants in California for a total purchase price of $6.0 million. The transaction was accounted for as an asset acquisition in accordance with ASC 805, *Business Combinations*. The allocation of the purchase price consisted of reacquired franchise rights and was based on their relative fair value as of the acquisition date. The acquired intangible asset will be amortized over a useful life of 10 years.

**(5) Long-term Debt**

On April 24, 2025, we entered into an agreement for a revolving credit facility (the "credit facility") with a syndicate of commercial lenders led by JPMorgan Chase Bank, N.A. and PNC Bank, N.A. This credit facility superseded and replaced our previous credit facility.

The credit facility is an unsecured, revolving credit agreement and has a borrowing capacity of up to $450.0 million with the option to increase the capacity by an additional $250.0 million, subject to certain limitations, including approval by the syndicate of lenders. The credit facility has a maturity date of April 24, 2030.

We are required to pay interest on outstanding borrowings at the Term Secured Overnight Financing Rate ("SOFR"), plus a fixed adjustment of 0.10% and a variable adjustment of 1.00% to 1.75% depending on our consolidated net leverage ratio.

As of December 30, 2025, we had no outstanding borrowings under the credit facility and had $447.6 million of availability, net of $2.4 million of outstanding letters of credit. As of December 31, 2024, we had no outstanding borrowings under the previous credit facility and had $296.8 million of availability, net of $3.2 million of outstanding letters of credit.

The interest rate for each credit facility as of December 30, 2025 and December 31, 2024 was 4.81% and 5.47%, respectively.

The lenders' obligation to extend credit pursuant to the credit facility depends on us maintaining certain financial covenants, including a minimum consolidated fixed charge ratio and a maximum consolidated leverage ratio. The credit facility permits us to incur additional secured or unsecured indebtedness, except for the incurrence of secured indebtedness that in the aggregate is equal to or greater than $125.0 million and 20% of our consolidated tangible net worth. We were in compliance with all financial covenants as of December 30, 2025.

## (6) Property and Equipment, Net

Property and equipment were as follows:

|  | December 30, 2025 | December 31, 2024 |
|---|---|---|
| Land and improvements | $ 169,427 | $ 174,027 |
| Buildings and leasehold improvements | 1,739,512 | 1,523,169 |
| Furniture, fixtures, and equipment | 1,174,616 | 1,027,644 |
| Construction in progress | 80,293 | 98,662 |
| Liquor licenses | 19,200 | 17,235 |
|  | 3,183,048 | 2,840,737 |
| Accumulated depreciation and amortization | (1,379,207) | (1,223,064) |
| Total property and equipment, net | $ 1,803,841 | $ 1,617,673 |

For the years ended December 30, 2025 and December 31, 2024, there was no interest capitalized in connection with restaurant construction. For the year ended December 26, 2023, the amount of interest capitalized in connection with restaurant construction was $0.5 million.

## (7) Goodwill and Intangible Assets

All of our goodwill and intangible assets reside within the Texas Roadhouse reportable segment. A summary of changes to goodwill were as follows:

|  | Fiscal Year Ended | |
|---|---|---|
|  | December 30, 2025 | December 31, 2024 |
| Beginning balance | $ 169,684 | $ 169,684 |
| Additions | 72,536 | — |
| Ending balance | $ 242,220 | $ 169,684 |

Intangible assets, net consists of reacquired franchise rights. The following table presents the balance of intangible assets:

| | Fiscal Year Ended | |
| --- | --- | --- |
| | December 30, 2025 | December 31, 2024 |
| Gross carrying value | $ 47,353 | $ 24,412 |
| Accumulated amortization | (29,611) | (23,147) |
| Net carrying value | $ 17,742 | $ 1,265 |

We amortize reacquired franchise rights on a straight-line basis over the remaining term of the related franchise agreement. The following table presents the aggregate expense related to the amortization of the Company's intangible assets for the years ended December 30, 2025, December 31, 2024, and December 26, 2023

| | Fiscal Year Ended | | |
| --- | --- | --- | --- |
| | December 30, 2025 | December 31, 2024 | December 26, 2023 |
| Amortization expense | $ 6,463 | $ 2,218 | $ 3,024 |

The following table presents the expected annual amortization expense for the Company's intangible assets for the next five years and thereafter:

| | |
| --- | --- |
| 2026 | $ 4,931 |
| 2027 | 3,823 |
| 2028 | 2,720 |
| 2029 | 2,054 |
| 2030 | 1,364 |
| Thereafter | 2,850 |
| | $ 17,742 |

## (8) Leases

We recognize right-of-use assets and lease liabilities for both real estate and equipment leases that have a term in excess of one year. As of December 30, 2025 and December 31, 2024, these amounts were as follows:

| | December 30, 2025 | | |
| --- | --- | --- | --- |
| | Real estate | Equipment | Total |
| Operating lease right-of-use assets | $ 873,287 | $ 6,234 | $ 879,521 |
| Current portion of operating lease liabilities | 29,084 | 1,869 | 30,953 |
| Operating lease liabilities, net of current portion | 939,711 | 3,359 | 943,070 |
| Total operating lease liabilities | $ 968,795 | $ 5,228 | $ 974,023 |

| | December 31, 2024 | | |
| --- | --- | --- | --- |
| | Real estate | Equipment | Total |
| Operating lease right-of-use assets | $ 764,135 | $ 5,730 | $ 769,865 |
| Current portion of operating lease liabilities | 26,501 | 1,671 | 28,172 |
| Operating lease liabilities, net of current portion | 823,240 | 3,060 | 826,300 |
| Total operating lease liabilities | $ 849,741 | $ 4,731 | $ 854,472 |

Information related to our real estate operating leases for the fiscal years ended December 30, 2025, December 31, 2024, and December 26, 2023 were as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| **Real estate costs** | **December 30, 2025** | **December 31, 2024** | **December 26, 2023** |
| Operating lease | $ 93,564 | $ 82,739 | $ 75,068 |
| Variable lease | 8,291 | 7,007 | 5,079 |
| Total lease costs | $ 101,855 | $ 89,746 | $ 80,147 |

| **Real estate lease liabilities maturity analysis** | **December 30, 2025** |
|---|---|
| 2026 | $ 90,829 |
| 2027 | 92,919 |
| 2028 | 94,367 |
| 2029 | 95,616 |
| 2030 | 96,749 |
| Thereafter | 1,241,520 |
| Total | 1,712,000 |
| Less interest | 743,205 |
| Total discounted operating lease liabilities | $ 968,795 |

| | Fiscal Year Ended | |
|---|---|---|
| **Real estate leases other information** | **December 30, 2025** | **December 31, 2024** |
| Cash paid for amounts included in measurement of operating lease liabilities | $ 84,730 | $ 74,654 |
| Right-of-use assets obtained in exchange for new operating lease liabilities | $ 123,199 | $ 104,548 |
| Weighted-average remaining lease term (years) | 17.47 | 17.35 |
| Weighted-average discount rate | 6.70 % | 6.53 % |

Operating lease payments exclude $12.5 million of future minimum lease payments for executed real estate leases of which we have not yet taken possession. In addition to the above operating leases, as of December 30, 2025, we had two finance leases with a right-of-use asset balance and lease liability balance of $1.8 million and $2.7 million, respectively. As of December 31, 2024, we had two finance leases with a right-of-use asset balance and lease liability balance of $1.9 million and $2.8 million, respectively. The right-of-use asset balance is included as a component of other assets and the lease liability balance as a component of other liabilities in the consolidated balance sheets.

In 2025, we entered into six sale leaseback transactions that generated proceeds of $19.1 million and no gain or loss was recognized on these transactions. In 2024, we entered into five sale leaseback that generated proceeds of $16.0 million and no gain or loss was recognized on these transactions. The resulting operating leases are included in the operating lease right-of-use assets and lease liabilities noted above.

# Texas Roadhouse, Inc. and Subsidiaries

## Notes to Consolidated Financial Statements

### (Tabular amounts in thousands, except share and per share data)

## (9) Income Taxes

All income before taxes is generated by domestic entities. Components of our income tax expense (benefit) for the years ended December 30, 2025, December 31, 2024, and December 26, 2023 were as follows:

| | Fiscal Year Ended | | |
| --- | --- | --- | --- |
| | December 30, 2025 | December 31, 2024 | December 26, 2023 |
| Current: | | | |
| Federal. | $ 32,027 | $ 63,816 | $ 21,694 |
| State. | 26,205 | 28,992 | 19,105 |
| Foreign | 1,164 | 1,140 | 735 |
| Total current. | 59,396 | 93,948 | 41,534 |
| Deferred: | | | |
| Federal. | 8,046 | (11,096) | 4,518 |
| State. | (1,021) | (2,707) | (1,403) |
| Total deferred. | 7,025 | (13,803) | 3,115 |
| Total Income tax expense: | | | |
| Federal. | 40,073 | 52,720 | 26,212 |
| State. | 25,184 | 26,285 | 17,702 |
| Foreign | 1,164 | 1,140 | 735 |
| Income tax expense. | $ 66,421 | $ 80,145 | $ 44,649 |

A reconciliation of the statutory federal income tax rate to our effective tax rate for the years ended December 30, 2025, December 31, 2024, and December 26, 2023 is as follows:

| | Fiscal Year Ended | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | December 30, 2025 | | December 31, 2024 | | December 26, 2023 | |
| | Amount | Percent | Amount | Percent | Amount | Percent |
| Tax at statutory federal rate | $ 100,959 | 21.0 % | $ 110,143 | 21.0 % | $ 75,248 | 21.0 % |
| Domestic federal: | | | | | | |
| Tax credits: | | | | | | |
| FICA tip tax credit | (49,672) | (10.3) | (45,425) | (8.7) | (39,714) | (11.1) |
| Work opportunity tax credit | (3,999) | (0.8) | (2,867) | (0.5) | (3,697) | (1.0) |
| Nontaxable and nondeductible items. | 877 | 0.1 | (1,492) | (0.3) | (661) | (0.2) |
| State and local tax, net of federal benefit (1). | 17,091 | 3.6 | 18,646 | 3.6 | 12,738 | 3.6 |
| Foreign. | 1,165 | 0.2 | 1,140 | 0.2 | 735 | 0.2 |
| Total. | $ 66,421 | 13.8 % | $ 80,145 | 15.3 % | $ 44,649 | 12.5 % |

(1) For the year ended December 30, 2025, state taxes in Florida, Texas, Illinois, Pennsylvania, Virginia, Michigan, Kentucky, New Jersey, Indiana, Arizona, Maryland, and Tennessee make up the majority (greater than 50%) of the tax effect in this category. For the year ended December 31, 2024, state taxes in Florida, Illinois, Pennsylvania, Texas, Virginia, Kentucky, Indiana, Michigan, Arizona, New York, Maryland, and New Jersey make up the majority (greater than 50%) of the tax effect in this category. For the year ended December 26, 2023, state taxes in Florida, Texas, Illinois, Pennsylvania, New Jersey, Kentucky, Virginia, Arizona, Michigan, Indiana, and Maryland make up the majority (greater than 50%) of the tax effect in this category.

A summary of income taxes paid for the years ended December 30, 2025, December 31, 2024, and December 26, 2023 is as follows:

| | Fiscal Year Ended | | |
| | December 30, 2025 | December 31, 2024 | December 26, 2023 |
|---|---|---|---|
| Federal | $ 45,000 | $ 59,000 | $ 19,600 |
| State (1) | 28,941 | 27,195 | 19,530 |
| Foreign | 1,153 | 1,138 | 731 |
| Income taxes paid | $ 75,094 | $ 87,333 | $ 39,861 |

(1) The amount of income taxes paid to any individual state jurisdiction did not meet the 5% disaggregation threshold in any period presented.

Components of deferred tax liabilities, net were as follows:

| | December 30, 2025 | December 31, 2024 |
|---|---|---|
| Deferred tax assets: | | |
| Deferred revenue—gift cards | $ 43,621 | $ 35,915 |
| Insurance reserves | 15,653 | 11,768 |
| Other reserves | 2,547 | 2,027 |
| Share-based compensation | 7,364 | 7,635 |
| Operating lease liabilities | 241,865 | 212,341 |
| Deferred compensation | 37,012 | 26,241 |
| Other assets | 3,556 | 4,430 |
| Total deferred tax asset | 351,618 | 300,357 |
| Deferred tax liabilities: | | |
| Property and equipment | (117,272) | (91,161) |
| Goodwill and intangibles | (10,025) | (8,693) |
| Operating lease right-of-use asset | (218,163) | (191,065) |
| Other liabilities | (20,840) | (17,622) |
| Total deferred tax liability | (366,300) | (308,541) |
| Net deferred tax liability | $ (14,682) | $ (8,184) |

We have not provided a valuation allowance for any of our deferred tax assets as their realization is more likely than not.

A reconciliation of the beginning and ending liability for unrecognized tax benefits is as follows:

| | Fiscal Year Ended | | |
| | December 30, 2025 | December 31, 2024 | December 26, 2023 |
|---|---|---|---|
| Beginning balance | $ 5,261 | $ 4,782 | $ 3,925 |
| Additions to tax positions related to prior years | 279 | 317 | 964 |
| Additions to tax positions related to current year | 660 | 383 | 139 |
| Reductions due to statute expiration | - | - | (246) |
| Reductions due to exam settlement | - | (221) | - |
| Ending balance | $ 6,200 | $ 5,261 | $ 4,782 |

As of December 30, 2025, December 31, 2024, and December 26, 2023 the amount of unrecognized tax benefits that would impact the effective tax rate if recognized was $3.6 million, $2.9 million, and $2.5 million, respectively.

For the years ended December 30, 2025, December 31, 2024, and December 26, 2023, the total amount of accrued penalties and interest related to uncertain tax provisions was recognized as a part of income tax expense and these amounts were not material.

All entities for which unrecognized tax benefits exist as of December 30, 2025 possess a December tax year-end. As a result, as of December 30, 2025, the tax years ended December 31, 2024, December 26, 2023, and December 27, 2022 remain subject to examination by all tax jurisdictions. As of December 30, 2025, no audits were in process by a tax jurisdiction that, if completed during the next twelve months, would be expected to result in a material change to our unrecognized tax benefits.

**(10) Preferred Stock**

Our Board of Directors (the "Board") is authorized, without further vote or action by the holders of common stock, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the Board, which may include, but are not limited to, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights, and preemptive rights. There were no shares of preferred stock outstanding as of December 30, 2025 and December 31, 2024.

**(11) Stock Repurchase Program**

On February 19, 2025, our Board approved a stock repurchase program under which we may repurchase up to $500.0 million of our common stock. This stock repurchase program commenced on February 24, 2025, has no expiration date, and replaced a previous stock repurchase program which was approved on March 17, 2022 that authorized the Company to repurchase up to $300.0 million of our common stock. All repurchases to date under our stock repurchase programs have been made through open market transactions. The timing and the amount of any repurchases are determined by management under parameters established by the Board, based on an evaluation of our stock price, market conditions, and other corporate considerations, including complying with Rule 10b5-1 trading arrangements under the Securities Exchange Act of 1934, as amended, and as applicable.

For the years ended December 30, 2025 and December 31, 2024, we paid $150.0 million and $79.8 million, excluding excise taxes, to repurchase 869,007 shares and 461,662 shares of our common stock, respectively. This includes $120.0 million repurchased under our current authorization and $30.0 million repurchased under our prior authorization during 2025. As of December 30, 2025, $380.0 million remained under our authorized stock repurchase program.

**(12) Earnings Per Share**

The share and net income per share data for all periods presented are based on the historical weighted-average shares outstanding. The diluted earnings per share calculations show the effect of the weighted-average restricted stock units outstanding from our equity incentive plans. Performance stock units are not included in the diluted earnings per share calculation until the performance-based criteria have been met. Refer to Note 14 for further discussion of our equity incentive plans.

For all periods presented, the weighted-average shares of nonvested stock units that were outstanding but not included in the computation of diluted earnings per share because they would have had an anti-dilutive effect were not significant.

The following table sets forth the calculation of earnings per share and weighted average shares outstanding as presented in the accompanying consolidated statements of income:

| | Fiscal Year Ended | | |
| --- | --- | --- | --- |
| | December 30, 2025 | December 31, 2024 | December 26, 2023 |
| Net income attributable to Texas Roadhouse, Inc. and subsidiaries . . . . . . . . . . . . . . . | $ 405,554 | $ 433,592 | $ 304,876 |
| Basic EPS: | | | |
| Weighted-average common shares outstanding . . . . | 66,324 | 66,752 | 66,893 |
| Basic EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 6.11 | $ 6.50 | $ 4.56 |
| Diluted EPS: | | | |
| Weighted-average common shares outstanding . . . . | 66,324 | 66,752 | 66,893 |
| Dilutive effect of nonvested stock units . . . . . . . . . . | 187 | 259 | 256 |
| Shares-diluted . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 66,511 | 67,011 | 67,149 |
| Diluted EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 6.10 | $ 6.47 | $ 4.54 |

## (13) Commitments and Contingencies

The estimated cost of completing capital project commitments at December 30, 2025 and December 31, 2024 was $234.2 million and $243.6 million, respectively.

As of December 30, 2025 and December 31, 2024, we were contingently liable for $7.8 million for five lease guarantees and $9.4 million for seven lease guarantees, respectively. These amounts represent the maximum potential liability of future payments under the guarantees. In the event of default, the indemnity and default clauses in our assignment agreements govern our ability to pursue and recover damages incurred. No liabilities have been recorded as of December 30, 2025 or December 31, 2024, as the likelihood of default was deemed to be less than probable and the fair value of the guarantees is not considered significant.

During the year ended December 30, 2025, we bought our beef primarily from four suppliers who represent a significant portion of the total beef marketplace. If one of these vendors was unable to fulfill their obligations, we believe that the remaining suppliers could meet our needs by supplying comparable products at potentially higher costs.

Occasionally, we are a defendant in litigation arising in the ordinary course of business, including "slip and fall" accidents, employment related claims, dram shop statutes related to our service of alcohol, and claims from guests or employees alleging illness, injury or food quality, health, or operational concerns. None of these types of litigation, most of which are covered by insurance, has had a material effect on us and, as of the date of this report, we are not party to any litigation that we believe could have a material adverse effect on our business.

## (14) Share-based Compensation

On May 13, 2021, our shareholders approved the Texas Roadhouse, Inc. 2021 Long-Term Incentive Plan (the "Plan"). The Plan provides for the granting of various forms of equity awards including options, stock appreciation rights, full value awards, and performance-based awards.

The Company provides restricted stock units ("RSUs") to employees as a form of share-based compensation. A RSU is the conditional right to receive one share of common stock upon satisfaction of the vesting requirement. In addition to RSUs, the Company provides performance stock units ("PSUs") to certain members of management as a form of share-based compensation. A PSU is the conditional right to receive one share of common stock upon meeting a performance obligation along with the satisfaction of the vesting requirement.

The following table summarizes share-based compensation expense recorded in the accompanying consolidated statements of income:

| | Fiscal Year Ended | | |
| --- | --- | --- | --- |
| | December 30, 2025 | December 31, 2024 | December 26, 2023 |
| Labor expense | $ 17,132 | $ 16,277 | $ 11,470 |
| General and administrative expense | 30,633 | 30,778 | 22,760 |
| Total share-based compensation expense | $ 47,765 | $ 47,055 | $ 34,230 |

We recognize expense for RSUs and PSUs over the vesting term based on the grant date fair value of the award. We record forfeitures as they occur. Activity for our share-based compensation by type of grant for the fiscal year ended December 30, 2025 is presented below.

*Summary Details for RSUs*

| | Shares | Weighted-Average Grant Date Fair Value | Weighted-Average Remaining Contractual Term (years) | Aggregate Intrinsic Value |
| --- | --- | --- | --- | --- |
| Outstanding at December 31, 2024 | 410,890 | $ 141.43 | | |
| Granted | 248,194 | 187.26 | | |
| Forfeited | (18,491) | 163.03 | | |
| Vested | (295,178) | 144.22 | | |
| Outstanding at December 30, 2025 | 345,415 | $ 170.83 | 0.9 | $ 57,822 |

As of December 30, 2025, with respect to unvested RSUs, there was $27.8 million of unrecognized compensation cost that is expected to be recognized over a weighted-average period of 0.9 years. The vesting terms of all RSUs range from 1.0 to 5.0 years. The total intrinsic value of RSUs vested during the years ended December 30, 2025, December 31, 2024, and December 26, 2023 was $53.1 million, $49.9 million, and $37.8 million, respectively. The excess tax benefit associated with vested RSUs for the years ended December 30, 2025, December 31, 2024, and December 26, 2023 was $2.2 million, $4.4 million, and $1.7 million, respectively, which was recognized in the income tax provision.

*Summary Details for PSUs*

| | Shares | Weighted-Average Grant Date Fair Value | Weighted-Average Remaining Contractual Term (years) | Aggregate Intrinsic Value |
| --- | --- | --- | --- | --- |
| Outstanding at December 31, 2024 | 30,300 | $ 117.46 | | |
| Granted | 91,500 | 181.27 | | |
| Performance shares adjustment (1) | 20,982 | 117.44 | | |
| Forfeited | (7,800) | 181.27 | | |
| Vested | (51,282) | 117.44 | | |
| Outstanding at December 30, 2025 | 83,700 | $ 181.27 | 1.0 | $ 14,011 |

(1) Additional shares from the January 2024 PSU grant that vested in January 2025 due to exceeding the initial 100% target.

We grant PSUs to certain members of management subject to the achievement of certain earnings targets, which determine the number of units to vest at the end of the vesting period. Share-based compensation expense is recognized for the number of units expected to vest at the end of the period and is expensed beginning on the grant date and through the performance period. For each grant, PSUs vest after meeting the performance and service conditions. The total intrinsic value of PSUs vested during the years ended December 30, 2025, December 31, 2024, and December 26, 2023 was $9.1 million, $6.4 million, and $3.3 million, respectively.

On January 8, 2026, approximately 19,248 shares vested related to the January 2025 PSU grant and are expected to be distributed in February 2026. As of December 30, 2025, with respect to unvested PSUs, there was $5.3 million of unrecognized compensation cost that is expected to be recognized over a weighted-average period of 1.0 year. The allowable excess tax benefit associated with vested PSUs for the years ended December 30, 2025, December 31, 2024, and December 26, 2023 was not significant.

## (15) Employee Benefit Plans

We have a defined contribution benefit plan ("401(k) Plan") that is available to our Support Center employees and managers in our restaurants who meet certain compensation and eligibility requirements. The 401(k) Plan allows participating employees to defer the receipt of a portion of their compensation and contribute such amount to one or more investment options and the Company matches a certain percentage of the employee contributions.

The following table summarizes the company contributions for the 401(k) Plan recorded in the accompanying consolidated statements of income:

| | Fiscal Year Ended | | |
| --- | --- | --- | --- |
| | December 30, 2025 | December 31, 2024 | December 26, 2023 |
| Labor expense | $ 8,902 | $ 8,364 | $ 7,080 |
| General and administrative expense | 2,255 | 2,114 | 1,805 |
| Total company contributions | $ 11,157 | $ 10,478 | $ 8,885 |

We also have a deferred compensation plan which allows highly compensated employees to defer a portion of their compensation and contribute such amounts to one or more investment funds held in a rabbi trust and the Company matches a certain percentage of the employee contributions.

The following table summarizes the company contributions for the deferred compensation plan recorded in the accompanying consolidated statements of income:

| | Fiscal Year Ended | | |
| --- | --- | --- | --- |
| | December 30, 2025 | December 31, 2024 | December 26, 2023 |
| Labor expense | $ 2,371 | $ 1,630 | $ 1,625 |
| General and administrative expense | 1,752 | 1,469 | 1,493 |
| Total company contributions | $ 4,123 | $ 3,099 | $ 3,118 |

Refer to Note 16 for further discussion on the fair value measurement of the deferred compensation plan assets and liabilities.

## (16) Fair Value Measurement

At December 30, 2025 and December 31, 2024, the fair values of cash and cash equivalents, accounts receivable, and accounts payable approximated their carrying values based on the short-term nature of these instruments. There were no transfers among levels within the fair value hierarchy during the year ended December 30, 2025.

**Texas Roadhouse, Inc. and Subsidiaries**

**Notes to Consolidated Financial Statements**

**(Tabular amounts in thousands, except share and per share data)**

The following table presents the fair values for our financial assets and liabilities measured on a recurring basis:

| | | Fair Value Measurements | |
| | Level | December 30, 2025 | December 31, 2024 |
|---|---|---|---|
| Deferred compensation plan—assets. . . . . . . . . . . | 1 | $ 134,347 | $ 101,071 |
| Deferred compensation plan—liabilities . . . . . . . . | 1 | $ (134,158) | $ (101,071) |
| Debt securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 | $ 4,188 | $ - |

We report the accounts of the deferred compensation plan in other assets and the corresponding liability in other liabilities in our consolidated balance sheets. These investments are considered trading securities and are reported at fair value based on quoted market prices. The realized and unrealized holding gains and losses related to these investments, as well as the offsetting compensation expense, are recorded in general and administrative expense in the consolidated statements of income.

Debt security investments are held by our wholly-owned captive insurance company as collateral for certain insurance coverages. These investments, which are classified as available for sale, are primarily comprised of corporate bonds and are recorded in other long-term assets on the balance sheet. The fair value of these investments is based on market values obtained from an independent third-party pricing service. As of December 30, 2025, the book value of these investments approximated the fair value of the investments, and therefore there were no unrealized amounts recorded in other comprehensive income in the consolidated statements of income.

**(17) Impairment and Closure Costs**

We recorded impairment and closure costs of $0.3 million, $1.2 million and $0.3 million for the years ended December 30, 2025, December 31, 2024, and December 26, 2023, respectively.

Impairment and closure costs in 2025 included $0.3 million related to ongoing closure costs for stores which have been relocated.

Impairment and closure costs in 2024 included $0.8 million related to the impairment of a building at a previously relocated store and $0.4 million related to ongoing closure costs for stores which have been relocated.

Impairment and closure costs in 2023 included $0.3 million related to ongoing closure costs for stores which have been relocated.

**(18) Related Party Transactions**

As of December 30, 2025, December 31, 2024 and December 26, 2023, we had five franchise restaurants and one majority-owned company restaurant owned in part by current officers of the Company. We recognized revenue of $2.5 million, $2.5 million, and $2.3 million for the years ended December 30, 2025, December 31, 2024, and December 26, 2023, respectively, related to the five franchise restaurants.

**(19) Segment Information**

The Chief Executive Officer is our CODM. The CODM assesses the performance of the business and allocates resources at the concept level and as a result we have identified Texas Roadhouse, Bubba's 33, and Jaggers as separate operating segments. In addition, we have identified our retail initiatives as a separate operating segment. Finally, we have identified Texas Roadhouse and Bubba's 33 as reportable segments. The Texas Roadhouse reportable segment includes the results of our company and franchise Texas Roadhouse restaurants. The Bubba's 33 reportable segment includes the results of our company Bubba's 33 restaurants. Our remaining operating segments, which include the results of our company and franchise Jaggers restaurants and the results of our retail initiatives, are included in Other. In addition, corporate-related assets, depreciation and amortization, and capital expenditures are also included in Other.

The CODM uses restaurant margin as the primary financial measure for assessing the performance of our segments. Restaurant margin represents restaurant and other sales less restaurant-level operating costs, including food and beverage costs, labor, rent, and other operating costs. Restaurant margin is also used by our CODM to evaluate core restaurant-level operating efficiency and performance, assist in the evaluation of operating trends over time, and in making capital allocation decisions. Capital allocation decisions include approving new store openings and the refurbishment, expansion, or relocation of existing restaurants.

In calculating restaurant margin, we exclude certain non-restaurant-level costs that support operations, including pre-opening and general and administrative expenses, but do not have a direct impact on restaurant-level operational efficiency and performance. We exclude pre-opening expenses as they occur at irregular intervals and would impact comparability to prior period results. We exclude depreciation and amortization expenses, substantially all of which relate to restaurant-level assets, as it represents a non-cash charge for the investment in our restaurants. We exclude impairment and closure expenses as we believe this provides a clearer perspective of the Company's ongoing operating performance and a more useful comparison to prior period results. Restaurant margin as presented may not be comparable to other similarly titled measures of other companies in our industry.

Restaurant and other sales for all operating segments are derived primarily from food and beverage sales. We do not rely on any major customer as a source of sales and the customers and assets of our reportable segments are located predominantly in the United States. There are no material transactions between reportable segments.

The following tables reconcile our segment results to our consolidated results reported in accordance with GAAP:

| | Fiscal Year Ended December 30, 2025 | | | |
| --- | --- | --- | --- | --- |
| | Texas Roadhouse | Bubba's 33 | Other | Total |
| Restaurant and other sales | $ 5,475,804 | $ 335,210 | $ 36,220 | $ 5,847,234 |
| Restaurant operating costs (excluding depreciation and amortization): | | | | |
| Food and Beverage | 1,943,313 | 94,772 | 11,602 | 2,049,687 |
| Labor | 1,810,769 | 122,106 | 11,541 | 1,944,416 |
| Rent | 82,778 | 8,446 | 1,097 | 92,321 |
| Other Operating | 787,350 | 60,668 | 7,074 | 855,092 |
| Restaurant margin | $ 851,594 | $ 49,218 | $ 4,906 | $ 905,718 |
| | | | | |
| Depreciation and amortization | $ 171,420 | $ 18,673 | $ 16,547 | $ 206,640 |
| Segment assets | 2,831,205 | 306,051 | 412,216 | 3,549,472 |
| Capital expenditures | 302,527 | 52,116 | 33,353 | 387,996 |

| | Fiscal Year Ended December 31, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Texas Roadhouse | Bubba's 33 | Other | Total |
| Restaurant and other sales | $ 5,012,707 | $ 297,608 | $ 31,538 | $ 5,341,853 |
| Restaurant operating costs (excluding depreciation and amortization): | | | | |
| Food and Beverage | 1,691,302 | 83,701 | 10,116 | 1,785,119 |
| Labor | 1,646,437 | 108,306 | 9,997 | 1,764,740 |
| Rent | 72,060 | 7,677 | 823 | 80,560 |
| Other Operating | 737,909 | 51,502 | 6,246 | 795,657 |
| Restaurant margin | $ 864,999 | $ 46,422 | $ 4,356 | $ 915,777 |
| | | | | |
| Depreciation and amortization | $ 149,934 | $ 16,447 | $ 11,776 | $ 178,157 |
| Segment assets | 2,488,679 | 255,320 | 446,780 | 3,190,779 |
| Capital expenditures | 304,259 | 38,557 | 11,525 | 354,341 |

| | Fiscal Year Ended December 26, 2023 | | | |
| --- | --- | --- | --- | --- |
| | Texas Roadhouse | Bubba's 33 | Other | Total |
| Restaurant and other sales | $ 4,331,823 | $ 247,195 | $ 25,536 | $ 4,604,554 |
| Restaurant operating costs (excluding depreciation and amortization): | | | | |
| Food and Beverage | 1,514,421 | 71,101 | 8,330 | 1,593,852 |
| Labor | 1,438,802 | 92,241 | 8,081 | 1,539,124 |
| Rent | 65,519 | 6,624 | 623 | 72,766 |
| Other Operating | 641,923 | 43,287 | 5,638 | 690,848 |
| Restaurant margin | $ 671,158 | $ 33,942 | $ 2,864 | $ 707,964 |
| | | | | |
| Depreciation and amortization | $ 126,719 | $ 14,210 | $ 12,273 | $ 153,202 |
| Capital expenditures | 306,599 | 27,908 | 12,527 | 347,034 |

A reconciliation of restaurant margin to income from operations is presented below. We do not allocate interest income, net and equity income from investments in unconsolidated affiliates to reportable segments.

| | Fiscal Year Ended | | |
| | December 30, 2025 | December 31, 2024 | December 26, 2023 |
|---|---|---|---|
| Restaurant margin | $ 905,718 | $ 915,777 | $ 707,964 |
| **Add:** | | | |
| Royalties and franchise fees | 30,841 | 31,479 | 27,118 |
| **Less:** | | | |
| Pre-opening | 27,502 | 28,090 | 29,234 |
| Depreciation and amortization | 206,640 | 178,157 | 153,202 |
| Impairment and closure, net | 349 | 1,226 | 275 |
| General and administrative | 227,328 | 223,264 | 198,382 |
| Income from operations | $ 474,740 | $ 516,519 | $ 353,989 |

**(20) Subsequent Events**

On December 31, 2025, subsequent to the end of our 2025 fiscal year, we completed the acquisitions of five domestic franchise restaurants of which a current officer of the Company had a 2% ownership interest in two of these restaurants. Pursuant to the terms of the acquisition agreements, we paid an aggregate purchase price of approximately $72 million. We borrowed $50.0 million available under our credit facility to partially fund the acquisition. We expect to complete the preliminary purchase price allocations relating to these transactions in the first quarter of fiscal year 2026.

   

# CORPORATE SUSTAINABILITY
### FOOD · COMMUNITY · EMPLOYEES · CONSERVATION

## To our Shareholders,

As we look back on 2025, we are proud of the steady, meaningful progress we made and the clarity we gained for the road ahead. This was a foundational year for our Corporate Sustainability Program – one where listening, testing, and learning guided our decisions. And nowhere was that more evident than in our "green store" in Greeneville, TN.

When we opened the Greeneville location, our goal was to explore sustainable features that make both "sense" and "cents" for our operators, our guests, and our business. Throughout the year, our team evaluated 33 (because Bubba's 33 wouldn't have it any other way!) different green items and practices to better understand their impacts on operations, cost, the environment, and the potential for broader use across our future restaurants. That methodical approach continues to define our sustainability work and keeps our focus where it belongs – on meaningful improvements that support our people and protect our resources.

Listening to our Roadies and store managers remained central to everything we learned in Greeneville. Roadies shared that the low-flow faucets delivered strong pressure and said the spray-foam insulation helped keep the temperature inside the restaurant comfortable.

During 2025, we measured Greeneville's performance alongside nearby Texas Roadhouse restaurants. We saw lower water usage, lower gas consumption, and comparable HVAC energy usage because of the green features we added. We were excited by these results, and they reinforced the importance of strong maintenance practices and the positive impact of using monitoring tools to spot issues early.

A few additional highlights from the Greeneville, TN location:

- Water usage improvements resulted in approximately three months of water savings annually.

- Gas usage improvements equated to roughly two months of gas savings annually.

- Energy monitors helped operators better understand the building's power use and detect issues early.

- HVAC continues to be our largest energy user, highlighting the importance of preventive maintenance.

Just as important, we also learned what didn't work. Operators shared feedback on equipment that was difficult to adopt, along with other challenges that made certain green items a poor fit for operations. These insights will help guide future decisions.

Beyond the Greeneville store, another win we had in 2025 was a systemwide rollout of recycled uniform T-shirts to our Roadies. This had a huge operational impact as the shirts are sustainable, comfortable, more durable, and show fewer stains.

### 2026 AND BEYOND

As we head into 2026, we're encouraged by what we've learned and are energized by the possibilities ahead. The Greeneville test has given us a solid foundation for making data-informed decisions about future builds, equipment, and operational practices. Over the next year, we plan to complete our full year-over-year evaluation of Greeneville. We'll also continue exploring ways to support operators with resources that improve efficiency and extend equipment life.

Our sustainability efforts remain guided by the principle of "sense" and "cents." While the sustainability landscape continues to evolve, our commitment remains the same: align our initiatives to our four pillars – food, community, employees, and conservation – and leave every community we are a part of better than we found it. For our full Corporate Sustainability Report, visit texasroadhouse.com/sustainability.

We look forward to continuing this important work as we head into 2026.

Travis Doster
Chief Communications Officer



# 2025 CORPORATE SUSTAINABILITY
## AT A GLANCE

### "GREEN STORE" IN GREENEVILLE, TN

For this location, we procured sustainable building materials, energy efficient equipment, and implemented water-saving measures.

- **SOLAR PANELS**

- **WINDOWS, SPRAY FOAM INSULATION, AND COMPOSITE BASEBOARDS**

- **LUTRON LIGHT MANAGEMENT SYSTEM**

- **LED SIGNAGE AND BULBS**

- **TANKLESS WATER HEATER**

- **ENERGY STAR® KITCHEN EQUIPMENT**







## PRESERVING RESOURCES THROUGH *Recycling*



**TREES SAVED**
363,681



**AIRSPACE SAVED**
47,419
CUBIC YARDS



**ELECTRICITY SAVED**
29.3M
KW-HR



**WATER SAVED**
90.2M
GALLONS



**GHG EMMISSIONS SAVED**
49,459
MT CO$_2$E

*Source: Waste Management. Reported recycling data reflects 630 participating locations.*
*Recycling programs and service providers may vary by location, including the use of local recycling partners.*

## SHAREHOLDER **INFORMATION**

**SUPPORT CENTER** (Corporate Office)
6040 Dutchmans Lane, Louisville, KY  40205
(800) TEX-ROAD or (800) 839-7623

**ANNUAL MEETING**
May 21, 2026– 9:00 AM EDT
Texas Roadhouse Support Center
6040 Dutchmans Lane, Louisville, KY  40205

**TRANSFER AGENT**
Computershare
P.O. Box 43078, Providence RI  02940-3078
Phone (877) 581-5548

**FINANCIAL INQUIRIES**
For additional financial documents and information, please
visit our website at texasroadhouse.com. Please contact
us by phone at (502) 426-9984 or by sending us an email to
investment@texasroadhouse.com

**INDEPENDENT AUDITORS**
KPMG LLP
400 W. Market Street, Suite 2400, Louisville, KY 40202
Phone (502) 587-0535

**MEDIA INQUIRIES**
For all media requests, please contact
Megan Pence at (502) 461-1878

**STOCK LISTING**
Texas Roadhouse, Inc. Common Stock is listed on the
NASDAQ  Stock Exchange under the symbol TXRH

# RESTAURANT **LOCATIONS**
## AS OF DECEMBER 30, 2025



### DOMESTIC **684** · INTERNATIONAL **60**



### DOMESTIC **56**



### DOMESTIC **15** · INTERNATIONAL **1**

# LEGENDARY FOOD, LEGENDARY SERVICE®

**MANAGING PARTNER** *of the year*

**RON MARCUS**
CONCORDVILLE, PA
TEXAS ROADHOUSE

**KYLE MORSE**
GLEN BURNIE, MD
BUBBA'S 33

**MEAT CUTTER** *of the year*

**DANIEL RIVERA**
COVINGTON, LA

**SERVICE MANAGER** *of the year*

**CHRISTINA ROUSH**
GARLAND, TX

**KITCHEN MANAGER** *of the year*

**ERIC BARRIOS**
OKLAHOMA CITY-S, OK

**ROADIE** *of the year*

**KATIE VINCENT**
SUPPORT CENTER MARKETING

